KAWASAKI HEAVY INDUSTRIES, LTD.

Tokyo Head Office : World Trade Center Bldg 4-1, Hamamatsu-cho, 2-chome, Minatoku, Tokyo 105-6116, Japan
Phone : +81-3-3435-   Fax : +81-3-3435-



08004291

July 30, 2008

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC   20549

SUPPL

Re : Kawasaki Heavy Industries, Ltd.

Rule 12g3-2(b) Exemption Application

(the Commission file number : 82-4389)

Dear Sirs:

We enclose some documents which were published by Kawasaki Heavy Industries, Ltd., a corporation incorporated under the laws of Japan, to be filed with the Stock Exchanges or to be distributed to our shareholders, between April 1, 2008 and June 30, 2008, and which are required to be furnished to the Commission pursuant to Rule 12g3-2(b). Such documents are listed in Annex hereto.

If you have any questions or requests, please do not hesitate to contact Mr. Ippei Ohno, Finance & Accounting Department, Kawasaki Heavy Industries, Ltd., 4-1, Hamamatsu-cho 2-chome, Minato-ku, Tokyo 105-6116, Japan, telephone +81-3-3435-2110, facsimile +81-3-5402-7391, e-mail address: ohno_i@khi.co.jp

Very truly yours,

KAWASAKI HEAVY INDUSTRIES, LTD.

By_____

Name: Yasuhiro Kishi

Title : Manager,

Finance & Accounting Department

List of Documents published between April 1, 2008 and June 30, 2008

1. Extraordinary Report of resignation from representative director, which was filed with the Financial Services Agency of Japan dated April 1, 2008
   (Exhibit 1, Summary English translation attached)

2. Flash financial results for the year ended March 31, 2008 (on consolidated basis) dated April 30, 2008 (Press release)
   (Exhibit 2, Summary English translation attached)

3. Notice of General Meeting of Shareholders dated June 3, 2008
   (Exhibit 3, Summary English translation attached)

4. Resolutions of General Meeting of Shareholders dated June 25, 2008
   (Exhibit 4, Summary English translation attached)

5. Annual Business Report to the Shareholders
   (Exhibit 5, Summary English translation attached)

6. Annual Securities Report dated June 25, 2008 which was filed with the Financial Services Agency of Japan describing the Company's capital, management, business, financial statements for the year ended March 31, 2008 and other matters concerning the Company
   (Exhibit 6, Summary English translation attached)

EXHIBIT 1

(Summary Translation)

Extraordinary Report of resignation from representative director, which was filed with the Financial Services Agency of Japan dated April 1, 2008

— — — — — — — — — — — — — — —

The following representative directors resigned from the title as of April 1, 2008

- Masatoshi Terasaki (currently Senior Executive Vice President)
- Jiro Noguchi   (currently Senior Vice President)

EXHIBIT 1

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成20年4月1日
【会社名】	川崎重工業株式会社
【英訳名】	Kawasaki Heavy Industries, Ltd.
【代表者の役職氏名】	取締役社長　大橋　忠晴
【本店の所在の場所】	神戸市中央区東川崎町3丁目1番1号
【電話番号】	(078) 682-5001 (大代表)
【事務連絡者氏名】	財務経理部副部長　村上　雄二
【最寄りの連絡場所】	神戸市中央区東川崎町1丁目1番3号 （神戸クリスタルタワー）
【電話番号】	(078) 371-9551
【事務連絡者氏名】	財務経理部副部長　村上　雄二
【縦覧に供する場所】	川崎重工業株式会社東京本社 （東京都港区浜松町2丁目4番1号 （世界貿易センタービル）） 川崎重工業株式会社関西支社 （大阪市北区堂島浜2丁目1番29号 （古河大阪ビル）） 株式会社東京証券取引所 （東京都中央区日本橋兜町2番1号） 株式会社大阪証券取引所 （大阪市中央区北浜1丁目8番16号） 株式会社名古屋証券取引所 （名古屋市中区栄3丁目8番20号）

1 【提出理由】
　当社の代表取締役に異動がありましたので、金融商品取引法第24条の5第4項並びに企業内容等の開示に関する内閣府令第19条第2項第9号の規定に基づき本報告書を提出するものであります。

2 【報告内容】
　(1) 代表取締役でなくなった者
　　① 当該異動に係る代表取締役の氏名、職名、生年月日および所有株式数

氏名	新役職名	旧役職名	生年月日	所有株式数
寺崎 正俊	取締役	代表取締役副社長	昭和17年11月18日生	119千株
野口 二郎	取締役	代表取締役常務	昭和19年6月19日生	106千株

　　② 当該異動の年月日
　　　　平成20年4月1日

以 上

 

KAWASAKI HEAVY INDUSTRIES, LTD. AND CONSOLIDATED SUBSIDIARIES
FLASH CONSOLIDATED FINANCIAL RESULTS
For the years ended March 31, 2008 and 2007

Operating results

| | Millions of yen | | | Thousands of U.S. dollars |
	2008	2007	% Change	2008
Net sales	¥ 1,501,097	¥ 1,438,619	+4%	$ 14,981,008
Operating income	76,910	69,142	+11%	767,565
Net income	35,141	29,772	+18%	350,709
Earnings per share (Yen)	21.1	18.9		

Financial condition

Millions of yen / Thousands of U.S. dollars

	Total assets	Net assets	Ratio of net assets to total assets
As of March 31, 2008	¥ 1,378,770	¥ 319,038	23%
As of March 31, 2007	1,357,980	295,378	21%
As of March 31, 2008	$ 13,760,180	$ 3,184,012	—

	Yen / U.S. dollars Net assets less minority interests per share	Thousand shares Number of shares issued and outstanding
As of March 31, 2008	¥ 187.7	1,668,305
As of March 31, 2007	175.0	1,659,415
As of March 31, 2008	$ 1.87	—

Cash flows

| | Millions of yen | | Thousands of U.S. dollars |
	2008	2007	2008
Operating activities	¥ 75,766	¥ 45,859	$ 756,148
Investing activities	-49,090	-43,312	-489,920
Financing activities	-27,392	-1,307	-273,373
Cash and cash equivalents at end of year	38,169	39,228	380,928

Fiscal year forecast

| | Millions of yen | |
	Net sales	Net income
One year ending March 31, 2009	¥ 1,460,000	¥ 30,000

Notes : 1.　This "FLASH CONSOLIDATED FINANCIAL RESULTS" and following financial statements have been
prepared in conformity with generally accepted accounting principles and practices in Japan.

2.　All US$ amounts in these statements represent the arithmetical results of translating Japanese yen
to U.S. dollars on the basis of 100.2 yen =$1, the rate prevailing as of March 31, 2008, solely for the
convenience of the readers.

Condensed Consolidated Balance Sheets

As of March 31, 2008 and 2007

		Millions of yen			Thousands of U.S. dollars
	2008		2007		2008
Assets :					
Current assets :					
Cash on hand and in banks	¥	39,875	¥	39,351	$ 397,954
Trade receivables, less allowance		433,155		442,577	4,322,904
Inventories		439,310		427,934	4,384,331
Other current assets		69,942		52,056	698,025
Total current assets		982,282		961,918	9,803,214
Investments and long-term loans less allowance		79,675		96,994	795,159
Net property, plant and equipment		259,927		253,819	2,594,082
Intangible and other assets		56,886		45,249	567,725
Total assets	¥	1,378,770	¥	1,357,980	$ 13,760,180
Liabilities and shareholders' equity :					
Current liabilities :					
Short-term borrowings and current portion of long-term debt	¥	137,681	¥	138,463	$ 1,374,062
Trade payables		431,000		412,501	4,301,397
Advances from customers		124,679		124,445	1,244,301
Other current liabilities		131,911		131,097	1,316,478
Total current liabilities		825,271		806,506	8,236,238
Long-term liabilities :					
Long-term debt, less current portion		138,766		165,754	1,384,890
Others		95,695		90,342	955,040
Total long-term liabilities		234,461		256,096	2,339,930
Net assets :					
Common stock		104,329		103,188	1,041,208
Capital surplus		54,291		53,179	541,826
Retained earnings		151,401		125,799	1,510,988
Net unrealized gains on securities		10,292		19,342	102,715
Gains/losses on hedging items		5,217		(1,608)	52,066
Foreign currency translation adjustments		(11,878)		(9,417)	(118,543)
Treasury stock		(460)		(55)	(4,591)
Minority interests		5,846		4,950	58,343
Total net assets		319,038		295,378	3,184,012
Total liabilities and net assets	¥	1,378,770	¥	1,357,980	$ 13,760,180

Condensed Consolidated Statements of Income

For the years ended March 31, 2008 and 2007

		Millions of yen			% Change	Thousands of U.S. dollars
	2008		2007			2008
Net sales	¥	1,501,097	¥	1,438,619	+4.3%	$ 14,981,008
Cost of sales		1,262,032		1,213,524		12,595,130
Gross profit		239,065		225,095		2,385,878
Selling, general and administrative expenses		162,155		155,953		1,618,313
Operating income		76,910		69,142	+11.2%	767,565
Other income (expenses) :						
Interest and dividend income		5,005		3,807		49,950
Equity in income of unconsolidated subsidiaries and affiliates		7,642		2,694		76,267
Interest expense		(7,980)		(6,650)		(79,641)
Other, net		(23,522)		(23,725)		(234,750)
Income before income taxes and minority interests		58,055		45,268	+28.2%	579,391
Income taxes		(22,011)		(15,286)		(219,671)
Minority interests in net income of consolidated subsidiaries		(903)		(210)		(9,011)
Net income	¥	35,141	¥	29,772	+18.0%	$ 350,709

Condensed Consolidated Statements of Cash Flows

For the years ended March 31. 2008 and 2007

	Millions of yen				Thousands of U.S. dollars
	2008		2007		2008
Cash flows from operating activities:					
Income before income taxes and minority interests	¥	**58,055**	¥	45,268	$ 579,391
Adjustments to reconcile net income before income taxes and minority interests to net cash provided by operating activities:					
Depreciation and amortization		**37,455**		30,279	373,802
Increase in assets		**(29,042)**		(38,318)	(289,840)
Increase in liabilities		**37,190**		24,261	371,158
· Other		**(27,892)**		(15,631)	(278,363)
Net cash provided by operating activities	¥	**75,766**	¥	45,859	$ 756,148
Cash flows from investing activities:					
Acquisition of tangible and intangible assets		**(50,836)**		(35,276)	(507,345)
Acquisition of investments in securities		**(1,183)**		(10,089)	(11,806)
Other		**2,929**		2,053	29,231
Net cash used for investing activities	¥	**(49,090)**	¥	(43,312)	$ (489,920)
Cash flows from financing activities:					
Increase (decrease) in short-term borrowings		**13,099**		(9,958)	130,729
Proceeds from long-term debt		**3,328**		62,061	33,214
Repayment of long-term debt		**(34,817)**		(48,586)	(347,475)
Other		**(9,002)**		(4,824)	(89,841)
Net cash used for financing activities	¥	**(27,392)**	¥	(1,307)	$ (273,373)
Effect of exchange rate changes		**(501)**		482	(5,000)
Net increase (decrease) in cash and cash equivalents		**(1,217)**		1,722	(12,145)
Cash and cash equivalents at beginning of year		**39,228**		37,506	391,496
Increase in cash and cash equivalents due to changes in fiscal period of consolidated subsidiaries		**158**		··	1,577
Cash and cash equivalents at end of year	¥	**38,169**	¥	39,228	$ 380,928

Millions of yen

2008

	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	¥ 141,397	¥ 1,568	¥ 142,965	¥ 139,712	¥ 3,253	¥ 134,577	¥ 2,459	¥ 4,161
Rolling Stock & Construction Machinery	171,739	727	172,466	165,293	7,173	161,585	3,579	6,454
Aerospace	237,349	1,644	238,993	228,117	10,876	281,517	6,232	6,154
Gas Turbines & Machinery	185,486	16,940	202,426	189,034	13,392	188,133	3,765	5,392
Plant & Infrastructure Engineering	142,547	13,747	156,294	145,455	10,839	132,174	1,926	1,318
Consumer Products & Machinery	433,963	8,244	442,207	422,537	19,670	315,309	13,517	19,367
Hydraulic Machinery	84,028	8,724	92,752	83,635	9,117	53,348	2,659	4,801
Other	104,588	40,234	144,822	142,469	2,353	164,445	1,699	1,674
Total	1,501,097	91,828	1,592,925	1,516,252	76,673	1,431,088	35,836	49,321
Eliminations and corporate	-	(91,828)	(91,828)	(92,065)	237	(52,318)	1,619	1,217
Consolidated total	¥ 1,501,097	¥ -	¥ 1,501,097	¥ 1,424,187	¥ 76,910	¥ 1,378,770	¥ 37,455	¥ 50,538

Hydraulic Machinery segment which had been included in "Other" until the year 2007 is presented separately for the year 2008 as its materiality increased in the company.

The information for the year 2007 below is retroactively restated based on the new categories of the segment.

Millions of yen

2007

	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	¥ 108,849	¥ 1,861	¥ 110,710	¥ 112,958	¥ (2,248)	¥ 117,832	¥ 2,169	¥ 1,194
Rolling Stock & Construction Machinery	184,283	500	184,783	171,613	13,170	172,615	2,660	8,253
Aerospace	269,108	1,687	270,795	257,395	13,400	279,574	5,291	3,029
Gas Turbines & Machinery	183,309	14,410	197,719	187,882	9,837	165,412	3,076	5,354
Plant & Infrastructure Engineering	122,062	19,670	141,732	144,163	(2,431)	141,472	1,816	996
Consumer Products & Machinery	403,702	9,184	412,886	385,323	27,563	303,730	10,539	12,828
Hydraulic Machinery	66,649	8,598	75,247	69,185	6,062	46,788	1,631	4,955
Other	100,657	40,434	141,091	137,546	3,545	159,432	1,519	1,177
Total	1,438,619	96,344	1,534,963	1,466,065	68,898	1,386,855	28,701	37,786
Eliminations and corporate	-	(96,344)	(96,344)	(96,588)	244	(28,875)	1,578	1,483
Consolidated total	¥ 1,438,619	¥ -	¥ 1,438,619	¥ 1,369,477	¥ 69,142	¥ 1,357,980	¥ 30,279	¥ 39,269

Thousands of U.S. dollars

2008

	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	$ 1,411,148	$ 15,649	$ 1,426,797	$ 1,394,331	$ 32,466	$ 1,343,084	$ 24,541	$ 41,527
Rolling Stock & Construction Machinery	1,713,962	7,255	1,721,217	1,649,631	71,586	1,612,625	35,719	64,411
Aerospace	2,368,752	16,407	2,385,159	2,276,617	108,542	2,809,551	62,196	61,417
Gas Turbines & Machinery	1,851,158	169,062	2,020,220	1,886,567	133,653	1,877,575	37,575	53,812
Plant & Infrastructure Engineering	1,422,625	137,196	1,559,821	1,451,647	108,174	1,319,102	19,222	13,154
Consumer Products & Machinery	4,330,968	82,275	4,413,243	4,216,936	196,307	3,146,796	134,900	193,283
Hydraulic Machinery	838,603	87,066	925,669	834,681	90,988	532,415	26,537	47,914
Other	1,043,792	401,537	1,445,329	1,421,845	23,484	1,641,167	16,955	16,708
Total	14,981,008	916,447	15,897,455	15,132,255	765,200	14,282,315	357,645	492,226
Eliminations and corporate	-	(916,447)	(916,447)	(918,812)	2,365	(522,135)	16,157	12,145
Consolidated total	$ 14,981,008	$ -	$ 14,981,008	$ 14,213,443	$ 767,565	$ 13,760,180	$ 373,802	$ 504,371

(b) Information by geographic area

	Millions of yen 2008					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets
Japan	¥ 1,058,487	¥ 307,546	¥ 1,366,033	¥ 1,291,102	¥ 74,931	¥ 1,103,514
North America	267,560	25,202	292,762	293,276	(514)	191,075
Europe	131,608	5,321	136,929	132,449	4,480	83,928
Asia	33,297	24,752	58,049	56,597	1,452	37,917
Other Areas	10,145	247	10,392	10,119	273	3,335
Total	1,501,097	363,068	1,864,165	1,783,543	80,622	1,419,769
Eliminations and corporate	-	(363,068)	(363,068)	(359,356)	(3,712)	(40,999)
Consolidated total	¥ 1,501,097	¥ -	¥ 1,501,097	¥ 1,424,187	¥ 76,910	¥ 1,378,770

	Millions of yen 2007					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets
Japan	¥ 1,042,993	¥ 278,960	¥ 1,321,953	¥ 1,256,538	¥ 65,415	¥ 1,093,598
North America	261,254	18,017	279,271	277,533	1,738	202,539
Europe	98,842	4,320	103,162	100,783	2,379	70,360
Asia	22,690	18,737	41,427	40,728	699	26,081
Other Areas	12,840	187	13,027	12,808	219	2,869
Total	1,438,619	320,221	1,758,840	1,688,390	70,450	1,395,447
Eliminations and corporate	-	(320,221)	(320,221)	(318,913)	(1,308)	(37,467)
Consolidated total	¥ 1,438,619	¥ -	¥ 1,438,619	¥ 1,369,477	¥ 69,142	¥ 1,357,980

	Thousands of U.S. dollars 2008					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets
Japan	$ 10,563,743	$ 3,069,321	$ 13,633,064	$ 12,885,250	$ 747,814	$ 11,013,114
North America	2,670,259	251,517	2,921,776	2,926,906	(5,130)	1,906,936
Europe	1,313,453	53,104	1,366,557	1,321,846	44,711	837,605
Asia	332,305	247,026	579,331	564,840	14,491	378,413
Other Areas	101,248	2,465	103,713	100,988	2,725	33,283
Total	14,981,008	3,623,433	18,604,441	17,799,830	804,611	14,169,351
Eliminations and corporate	-	(3,623,433)	(3,623,433)	(3,586,387)	(37,046)	(409,171)
Consolidated total	$ 14,981,008	$ -	$ 14,981,008	$ 14,213,443	$ 767,565	$ 13,760,180

(c) Overseas sales

	Millions of yen				Thousands of U.S. dollars
	2008		2007		2008
	Overseas sales	% against net sales	Overseas sales	% against net sales	Overseas sales
North America	¥ 358,717	23.9%	¥ 336,765	23.4%	$ 3,580,010
Europe	153,613	10.2%	119,408	8.3%	1,533,064
Asia	161,906	10.7%	186,066	12.9%	1,615,828
Other Areas	148,315	9.9%	135,506	9.4%	1,480,190
Total	¥ 822,551	54.7%	¥ 777,745	54.0%	$ 8,209,092

Net sales, orders and order backlog by industry segment

For the years ended March 31, 2008 and 2007

	Millions of yen					% Change	Thousands of U.S. dollars
	2008		2007				2008
Net sales :							
Shipbuilding	¥ 141,397	(10%)	¥ 108,849	(8%)		+30%	$ 1,411,148
Rolling Stock, & Construction Machinery	171,739	(11%)	184,283	(13%)		-7%	1,713,962
Aerospace	237,349	(16%)	269,108	(19%)		-12%	2,368,752
Gas Turbines & Machinery	185,486	(12%)	183,309	(13%)		+1%	1,851,158
Plant & Infrastructure Engineering	142,547	(9%)	122,062	(8%)		+17%	1,422,625
Consumer Products & Machinery	433,963	(29%)	403,702	(28%)		+7%	4,330,968
Hydraulic Machinery	84,028	(6%)	66,649	(5%)		+26%	838,603
Other	104,588	(7%)	100,657	(6%)		+4%	1,043,792
Total	1,501,097	(100%)	1,438,619	(100%)		+4%	14,981,008
Orders :							
Shipbuilding	251,331	(16%)	135,600	(9%)		+85%	2,508,293
Rolling Stock, & Construction Machinery	183,254	(11%)	269,120	(17%)		-32%	1,828,882
Aerospace	202,506	(13%)	255,613	(16%)		-21%	2,021,018
Gas Turbines & Machinery	227,422	(14%)	204,847	(13%)		+11%	2,269,681
Plant & Infrastructure Engineering	106,046	(7%)	150,221	(9%)		-29%	1,058,343
Consumer Products & Machinery	433,963	(27%)	403,702	(25%)		+7%	4,330,968
Hydraulic Machinery	92,335	(6%)	72,918	(5%)		+27%	921,507
Other	113,900	(6%)	100,667	(6%)		+13%	1,136,727
Total	¥ 1,610,757	(100%)	¥ 1,592,688	(100%)		+1%	$ 16,075,419

	Millions of yen				% Change	Thousands of U.S. dollars
	As of Mar. 31, 2008		As of Mar. 31, 2007			As of Mar. 31, 2008
Order backlog :						
Shipbuilding	¥ 414,176	(27%)	¥ 313,987	(21%)	+32%	$ 4,133,493
Rolling Stock, & Construction Machinery	431,377	(28%)	434,419	(29%)	-1%	4,305,160
Aerospace	248,332	(16%)	286,699	(20%)	-13%	2,478,363
Gas Turbines & Machinery	245,962	(16%)	216,886	(15%)	+13%	2,454,711
Plant & Infrastructure Engineering	135,288	(9%)	172,255	(12%)	-21%	1,350,180
Consumer Products & Machinery	-	(-%)	-	(-%)	-%	-
Hydraulic Machinery	29,317	(2%)	21,010	(2%)	+40%	292,585
Other	29,211	(2%)	19,899	(1%)	+47%	291,526
Total	¥ 1,533,663	(100%)	¥ 1,465,155	(100%)	+5%	$ 15,306,018




川崎重工業株式会社

広報室【東京】Tel. (03) 3435-2130　【神戸】Tel. (078) 371-9531　　　www.khi.co.jp

NO. 2008005　　　　　　　　　　　　　　　　　　　　　　　　　　2008 年 4 月 30 日

平成 20 年 3 月期　決算短信

　　川崎重工は、平成 20 年 3 月期決算（平成 19 年 4 月 1 日～平成 20 年 3 月 31 日）について、つぎのとおりお知らせします。

■平成 20 年 3 月期決算概要

連結決算

（単位 億円）

	前連結会計年度 （平成19年3月期）	当連結会計年度 （平成20年3月期）	増　減
受 注 高	15,926	16,107	180
売 上 高	14,386	15,010	624
営 業 利 益	691	769	77
経 常 利 益	490	639	149
税金等調整前当期純利益	452	580	127
当期純利益	297	351	53
1株当たり当期純利益	18.94 円	21.08 円	2.14 円
総 資 産	13,579	13,787	207
純 資 産	2,953	3,190	236
営業活動によるキャッシュフロー	458	757	299
投資活動によるキャッシュフロー	△ 433	△ 490	△ 57
フリーキャッシュフロー	25	266	241
財務活動によるキャッシュフロー	△ 13	△ 273	△ 260

単独決算

（単位 億円）

	前事業年度 （平成19年3月期）	当事業年度 （平成20年3月期）	増　減
受 注 高	9,595	8,913	△ 682
売 上 高	9,196	8,899	△ 296
営 業 利 益	470	430	△ 40
経 常 利 益	338	317	△ 21
税引前当期純利益	300	284	△ 15
当期純利益	213	208	△ 4
1株当たり当期純利益	13.56 円	12.49 円	△ 1.07 円
1株当たり配当金	5.00 円	5.00 円	0.00 円
総 資 産	9,382	9,229	△ 153
純 資 産	2,431	2,553	122

平成20年3月期　決算短信

平成20年4月30日

上 場 会 社 名　　　　川崎重工業株式会社　　　　　　　上場取引所　　東証一部・大証一部
コード番号　7012　　　　　（URL　http://www.khi.co.jp/　）　　　　　　　名証一部
代　表　者　　役職名　取締役社長　　　　氏　名　　大橋　忠晴
問合せ先責任者　　役職名　財務経理部長　　　氏　名　　高尾　光俊
問合せ先窓口　　　広報室　TEL（03）3435 - 2130
定時株主総会開催予定日　　平成20年6月25日　　　　　　　　配当支払開始予定日　　平成20年6月26日
有価証券報告書提出予定日　　平成20年6月25日

（百万円未満切捨て）

1．20年3月期の連結業績（平成19年4月1日 ～ 平成20年3月31日）

(1)連結経営成績

（％表示は対前期増減率）

	売上高		営業利益		経常利益		当期純利益	
	百万円	％	百万円	％	百万円	％	百万円	％
20年3月期	1,501,097	4.3	76,910	11.2	63,972	30.4	35,141	18.0
19年3月期	1,438,618	8.7	69,141	65.4	49,052	58.8	29,771	80.7

	1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	自己資本当期純利益率	総資産経常利益率	売上高営業利益率
	円　　銭	円　　銭	％	％	％
20年3月期	21.08	20.58	11.6	4.6	5.1
19年3月期	18.94	17.23	11.2	3.7	4.8

（参考）持分法投資損益　　20年3月期　　　7,642百万円　　　19年3月期　　　2,693百万円

(2)連結財政状態

	総資産	純資産	自己資本比率	1株当たり純資産
	百万円	百万円	％	円　　銭
20年3月期	1,378,769	319,037	22.7	187.73
19年3月期	1,357,979	295,377	21.3	175.01

（参考）自己資本　　20年3月期　　　313,192百万円　　　19年3月期　　　290,427百万円

(3)連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
20年3月期	75,765	△49,090	△27,391	38,169
19年3月期	45,859	△43,312	△1,306	39,228

2．配当の状況

	1株当たり配当金			配当金総額（年間）	配当性向（連結）	純資産配当率（連結）
（基準日）	中間期末	期末	年間			
	円　銭	円　銭	円　銭	百万円	％	％
19年3月期	－	5.00	5.00	8,297	27.8	3.0
20年3月期	－	5.00	5.00	8,341	23.7	2.7
21年3月期（予想）	－	5.00	5.00		27.8	

3．21年3月期の連結業績予想（平成20年4月1日 ～ 平成21年3月31日）

（％表示は、通期は対前期、第2四半期連結累計期間は対前年同四半期増減率）

	売上高		営業利益		経常利益		当期純利益		1株当たり当期純利益
	百万円	％	百万円	％	百万円	％	百万円	％	円　　銭
第2四半期連結累計期間	680,000	△2.7	23,000	△41.1	27,000	△20.0	14,000	△29.5	8.39
通　　　期	1,460,000	△2.7	55,000	△28.4	55,000	△14.0	30,000	△14.6	17.98

4．その他
(1) 期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動）　　　　　無

(2) 連結財務諸表作成に係る会計処理の原則・手続、表示方法等の変更（連結財務諸表作成のための
　　基本となる重要な事項の変更に記載されるもの）
　　① 会計基準等の改正に伴う変更　　　　　　　　　　有
　　② ①以外の変更　　　　　　　　　　　　　　　　　無
　　(注)詳細は、19ページ「（６）連結財務諸表作成のための基本となる重要な事項の変更」をご覧ください。

(3) 発行済株式数（普通株式）
　　① 期末発行済株式数（自己株式を含む）　20年3月期　　　1,669,629,122 株　19年3月期　　　1,659,625,876 株
　　② 期末自己株式数　　　　　　　　　　　20年3月期　　　　　1,324,199 株　19年3月期　　　　　　210,479 株
　　(注)1株当たり当期純利益（連結）の算定の基礎となる株式数については、25ページ「1株当たり情報」を
　　　　ご覧ください。

（参考）個別業績の概要
20年3月期の個別業績（平成19年4月1日 ～ 平成20年3月31日）
(1)個別経営成績　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　（％表示は対前期増減率）

	売上高		営業利益		経常利益		当期純利益	
	百万円	％	百万円	％	百万円	％	百万円	％
20年3月期	889,963	△3.2	43,053	△8.5	31,705	△6.4	20,822	△2.3
19年3月期	919,655	8.7	47,086	56.2	33,879	44.9	21,319	56.4

	1株当たり 当期純利益	潜在株式調整後 1株当たり当期純利益
	円　銭	円　銭
20年3月期	12.49	12.21
19年3月期	13.56	12.36

(2)個別財政状態

	総資産	純資産	自己資本比率	1株当たり純資産
	百万円	百万円	％	円　銭
20年3月期	922,962	255,366	27.6	153.06
19年3月期	938,269	243,129	25.9	146.50

（参考）自己資本　20年3月期　255,366百万円　19年3月期　243,129百万円

※　業績予想の適切な利用に関する説明、その他特記事項
　（将来に関する記述等についてのご注意）
　　本資料に記載されている業績見通し等の将来に関する記述は、現時点で入手可能な情報に基づき判断したもの
です。従いまして、実際の業績は様々な要因の変化により、記載の予想と異なる結果となることがあります。
業績予想の前提となる仮定及び業績予想のご利用にあたっての注意事項等については、3ページ「1．経営成績
(1)経営成績に関する分析」をご覧ください。

1．経営成績

（1）経営成績に関する分析

①当期の連結業績の概況

　　当期におけるわが国経済は、上半期においては、不安要因はあったものの概ね底堅く推移しましたが、下半期に入り原油高に伴う原材料および消費財価格の一段の上昇や株式市場の下落、円高ドル安の進行など、不透明感が増す中で推移しました。海外においても、上半期は概ね順調に推移していましたが、下半期に入って、中国などでは好況が続いている一方、米国におけるサブプライムローン問題などに伴い、欧米の一部に信用収縮や景気の減速が見られるなど不安材料が多く見られるようになりました。

　　このような経営環境の下、当社グループの当期の連結受注高は、船舶事業での多数のばら積み貨物船の受注等により、1兆6,107億円と前期比180億円の増加となりました。

　　当期の連結売上高については、船舶および汎用機事業などで増加し、前期比624億円増の1兆5,010億円となりました。

　　利益面につきましては、主に上半期において為替レートが円安ドル高傾向で推移したことに加え、船舶事業およびプラント・環境事業の黒字化等により、当期の営業利益は前期比77億円増の769億円、経常利益は前期比149億円増の639億円となりました。また当期純利益については前期比53億円増の351億円となりました。

　　また、当期の単独業績につきましては、受注高8,913億円、売上高8,899億円、営業利益430億円、経常利益317億円、当期純利益208億円となりました。

②当期の連結セグメント別業績

（単位　億円）

事業の種類別セグメント	当期（20年3月期）		前期（19年3月期）		（参考）受注高	
					当期（20年3月期）	前期（19年3月期）
	売上高	営業損益	売上高	営業損益		
船　　舶	1,413	32	1,088	△22	2,513	1,356
車　　両	1,717	71	1,842	131	1,832	2,691
航空宇宙	2,373	108	2,691	134	2,025	2,556
ガスタービン・機械	1,854	133	1,833	98	2,274	2,048
プラント・環境	1,425	108	1,220	△24	1,060	1,502
汎 用 機	4,339	196	4,037	275	4,339	4,037
油圧機器	840	91	666	60	923	729
そ の 他	1,045	23	1,006	35	1,139	1,006
消去又は全社	-	2	-	2	-	-
合　　計	15,010	769	14,386	691	16,107	15,926

　　（注）売上高は、外部顧客に対する売上高。

船舶事業

　連結受注高は、LNG船2隻、LPG船3隻、ばら積み貨物船22隻、潜水艦1隻を受注した結果、前期比1,157億円増の2,513億円となりました。ばら積み貨物船を多数受注したことにより、連結受注高は前期を大幅に上回りました。

　連結売上高は、LNG船、LPG船、大型タンカー、ばら積み貨物船、潜水艦などを計上し、前期比325億円増の1,413億円となりました。営業利益は、売上高の増加および採算改善により、前期の22億円の営業損失から55億円改善し、32億円となりました。

車両事業

　連結受注高は、JR各社から新幹線電車、通勤電車、機関車、貨車などを、公営・私鉄各社から地下鉄電車、通勤電車などを、海外からはニューヨーク市地下鉄電車などを受注しましたが、海外向け大型プロジェクトを受注した前期より858億円減の1,832億円となりました。

　連結売上高は、鉄道車両においてJR向け車両の納入が増加したものの、海外向けが減少したため、前期比125億円減の1,717億円となりました。なお、建設機械においては、北米向け販売が減少したものの、その他一般輸出向けが増加したため、建設機械全体ではほぼ前期並みとなりました。営業利益は、売上高の減少に伴い前期比59億円減の71億円となりました。

航空宇宙事業

　連結受注高は、ボーイング社向けB787・777旅客機分担製造品などを受注しましたが、防衛省向けが減少したため、受注高は前期比531億円減の2,025億円となりました。

　連結売上高は、防衛省向けの売上が減少したことにより前期比317億円減の2,373億円となりました。営業利益は、売上高の減少に伴い前期比25億円減の108億円となりました。

ガスタービン・機械事業

　連結受注高は、防衛省向けヘリコプター用エンジン、国内外の顧客向けガスタービン発電設備、陸用タービン設備などを受注したほか、V2500・TRENT等の民需航空機用エンジン分担製造品や、舶用ディーゼル主機関、水力機械の受注が増加したことなどにより、前期比225億円増の2,274億円となりました。

　連結売上高は、舶用蒸気タービン主機関の売上は減少したものの、民需航空機用エンジン分担製造品や天然ガス圧送設備の売上増などにより、前期比21億円増の1,854億円となりました。営業利益は、民需航空機用エンジン分担製造品の売上増加などにより、前期比35億円増の133億円となりました。

プラント・環境事業

　連結受注高は、ボイラタービン発電設備、セメント排熱発電設備などの各種プラントおよびシールド掘進機などを受注しましたが、前期にはセメントプラントなどの大型案件があったことなどにより当期は前期比441億円減の1,060億円となりました。

　連結売上高は、LNG基地の他、海外向けセメント・肥料プラントの売上が増加したことなどにより、前期比204億円増の1,425億円となりました。営業利益は、売上高の増加に加えて、プラントおよび環境各部門の分社会社の合併による合理化効果や不採算案件の減少などにより、前期の24億円の営業損失から132億円好転し、108億円となりました。

汎用機事業

　連結売上高は、北米向け二輪車の販売は減少したものの、欧州向け二輪車の販売が増加したことにより、また、ロボットに関しては半導体関連は軟調だったものの、自動車関連が堅調に推移したため、前期比302億円増の4,339億円となりました。

　営業利益は、売上高は増加したものの、資材費高騰の影響を受けたほか、減価償却費や販売促進費など諸費用の増加により、前期比78億円減の196億円となりました。

油圧機器事業

　連結受注高は、建設機械向けを中心に前期比194億円増の923億円となりました。

　連結売上高は、建設機械向けが引き続き高水準で推移したことから、前期比173億円増の840億円となりました。営業利益は、売上高の増加に伴い前期比30億円増の91億円となりました。

その他事業

　連結売上高は、前期比39億円増の1,045億円となりました。営業利益は、前期比11億円減の23億円となりました。

③次期の見通し

　国内では素材価格の上昇や円高の進行、海外では米国のサブプライムローン問題に端を発した金融市場の混乱が実態経済にも影響を与え始めつつあるなど、当社グループをとりまく経営環境は予断を許さない状況にありますが、当社グループは持続的成長軌道の確立に向けて収益力の一層の強化を図ってまいります。

　連結売上高については、前年度と比べて車両事業、ガスタービン・機械事業が増加するものの、航空宇宙事業、プラント・環境事業などにおいて減少が見込まれるため、全体としては1兆4,600億円となる見通しです。

　利益面については、経営全般にわたる収益改善諸施策を強力に推進することにより、連結営業利益および連結経常利益が550億円、連結当期純利益は300億円となる見通しです。

　本業績見通しにおける為替レートは、1ドル＝100円、1ユーロ＝160円を前提としています。

（2）財政状態に関する分析

①資産、負債、及び純資産の状況

**　(A) 資産**

　　流動資産は、前連結会計年度末比2.1%増加し、9,822億円となりました。これは主として、引き続き豊富な受注案件により、たな卸資産が増加したことによるものです。固定資産は、株価下落により投資有価証券が減少したものの、積極的な設備投資による有形固定資産および無形固定資産の増加により、全体では前連結会計年度末比0.1%増加し、3,964億円となりました。

　　この結果、総資産は前連結会計年度末比1.5%増加し、1兆3,787億円となりました。

**　(B) 負債**

　　流動負債は、前連結会計年度末比2.3%増の8,252億円となりました。固定負債は前連結会計年度末比8.4%減の2,344億円となりました。

この結果、負債合計は前連結会計年度末比 0.3%減の 1 兆 597 億円となりました。これは支払手形及び買掛金が 184 億円増加した一方、借入金・社債などの有利子負債が 277 億円減少したことなどによるものです。

(C) 純資産

純資産合計は、前連結会計年度末比 8.0%増の 3,190 億円となりました。主な増加要因は当期純利益の計上によるものです。

②キャッシュ・フローの状況

当期末における現金及び現金同等物（以下「資金」）は前期比 10 億円減の 381 億円となりました。当期における各キャッシュ・フローの状況とそれらの要因は次の通りであります。

(A) 営業活動によるキャッシュ・フロー

営業活動の結果得られた資金は前期比 299 億円増の 757 億円となりました。収入の主な内訳は、税金等調整前当期純利益 580 億円、減価償却費 374 億円、仕入債務の増加額 268 億円であり、支出の主な内訳は、たな卸資産の増加額 190 億円です。

(B) 投資活動によるキャッシュ・フロー

投資活動の結果使用した資金は、前期比 57 億円増の 490 億円となりました。これは主に有形固定資産の取得によるものです。

(C) 財務活動によるキャッシュ・フロー

財務活動の結果使用した資金は、前期比 260 億円増の 273 億円でした。これは主に社債の償還および配当金の支払いによるものです。

③キャッシュ・フロー関連指標の推移

	平成16年3月期	平成17年3月期	平成18年3月期	平成19年3月期	平成20年3月期
自己資本比率(%)	16.4	16.8	18.5	21.3	22.7
時価ベースの自己資本比率(%)	20.8	22.3	50.0	60.9	26.8
キャッシュ・フロー対有利子負債比率(%)	933.1	495.4	698.8	663.3	364.8
インタレスト・カバレッジ・レシオ(倍)	5.4	11.3	8.5	7.1	9.4

(注)1.各指標の算出方法は次のとおりです。
　　　・自己資本比率　　　　　　　　　　　　：　自己資本÷総資産
　　　・時価ベースの自己資本比率　　　　　　：　株式時価総額÷総資産
　　　・キャッシュ・フロー対有利子負債比率　：　有利子負債÷営業活動キャッシュ・フロー
　　　・インタレスト・カバレッジ・レシオ　　：　営業活動キャッシュ・フロー÷利払い
　　2.各指標はいずれも連結ベースの財務数値により算出しています。
　　3.株式時価総額は、期末株価終値×期末発行済株式数(自己株式控除後)により算出しています。
　　4.営業活動キャッシュ・フローは、連結キャッシュ・フロー計算書の営業活動によるキャッシュ・フローを使用しています。
　　5.有利子負債は、連結貸借対照表に計上されている負債のうち利子を支払っている全ての負債を対象としています。また、利払いについては、連結キャッシュ・フロー計算書の利息の支払額を使用しています。

（3）利益配分に関する基本方針及び当期・次期の配当

　　当社は将来の成長に備え収益力と経営基盤の強化・拡充を図るため、内部留保の充実に配慮しつつ、株主の皆様へ業績に見合った配当を安定的に継続することを基本方針としております。今般、当該方針を踏まえ業績及び内部留保等を総合的に勘案した結果、平成20年3月期は1株当たり5円を配当させていただく予定としております。

　　平成21年3月期につきましても、1株当たり5円の配当を予定しております。

（4）事業等のリスク

　　最近の有価証券報告書（平成19年6月27日提出）における「事業等のリスク」から新たに顕在化したリスクはないため開示を省略します。

2.企業集団の状況

　　「事業系統図（事業の内容）」は次頁のとおりです。なお、「関係会社の状況」については、最近の有価証券報告書（平成19年6月27日提出）から重要な変更がないため開示を省略します。

事　業　系　統　図

	製造・販売	製造	販売	付帯関連事業
船舶	川崎重工業株式会社	㈱川崎造船 ／ 南通中遠川崎船舶工程有限公司		川重神戸サポート㈱
車両	〃	Kawasaki Rail Car. Inc. ／ Kawasaki Construction Machinery Corp. of America ／ Kawasaki Motors Manufacturing Corp., U.S.A.	㈱カワサキマシンシステムズ	川重車両コンポ㈱ ／ 川重車両テクノ㈱
航空宇宙	〃	日本飛行機㈱		㈱ケージーエム ／ 川重岐阜エンジニアリング㈱
ガスタービン・機械	〃	川重冷熱工業㈱（注2）	㈱カワサキマシンシステムズ	
プラント・環境	〃	カワサキプラントシステムズ㈱		川崎エンジニアリング㈱ ／ KEE環境工事㈱
汎用機	〃	Kawasaki Motors Manufacturing Corp., U.S.A. ／ Kawasaki Motors Enterprise (Thailand) Co., Ltd.	㈱カワサキモータースジャパン ／ ㈱カワサキマシンシステムズ ／ Kawasaki Motors Corp., U.S.A. ／ Kawasaki Motors Europe N.V. ／ Kawasaki Robotics (USA) Inc.	
油圧機器（注3）	〃	㈱カワサキプレシジョンマシナリ ／ Kawasaki Precision Machinery (U.K.) Limited		

	（受注仲介）	（商業）	（商業及びその他）
その他	Kawasaki Heavy Industries (U.S.A.) Inc. ／ Kawasaki Heavy Industries (U.K.) Ltd.	川重商事㈱	㈱カワサキライフコーポレーション

（注）1. 実線枠は連結子会社、点線枠は持分法適用関連会社であり、主要な会社のみ記載している。
　　　2. 川重冷熱工業㈱はJASDAQに上場している。
　　　3. 従来「その他事業」に含めていた「油圧機器事業」については、当社グループ全体に占める重要性が高まったため、
　　　　 当連結会計年度より新たに区分して「油圧機器事業」として表示している。

3. 経営方針

（1）会社の経営の基本方針

当社グループは、カワサキグループ・ミッションステートメントにおいて「世界の人々の豊かな生活と地球環境の未来に貢献する"Global Kawasaki"」をグループミッションとして掲げ、技術力やブランドで差別化された優れた製品・サービスを顧客に提供することにより顧客満足度の向上を図り、企業価値を高めるとともに、株主をはじめ顧客、従業員、地域社会の期待に応えていくことを経営の基本方針としています。

利益配分については、将来の成長に備えて経営基盤の強化・拡充を図るため、内部留保の充実に配慮しつつ、業績に応じた配当を行い株主の期待に応えていくことを基本方針としています。

（2）目標とする経営指標

目標とする経営指標は、投資家の期待に応える利益を稼得することを目的として、資本効率を測る指標である投下資本利益率（ ＲＯＩＣ ＝（税引前利益 ＋ 支払利息）÷ 投下資本 ）を採用しています。ＲＯＩＣの最大化を目指すなかで、利益の拡大と同時に、投下資本の効率化を図ることにより、財務体質も強化していきます。また、中期経営計画「Global K」においては、収益力の強化を目指し、目標とする経営指標に売上高経常利益率を加えました。

（3）中長期的な会社の経営戦略

2006年度を初年度とし2010年度を最終年度とする中期経営計画「Global K」を策定し、上記企業ビジョンの実現に向けて、「質主量従」「選択と集中」「新たな価値の創造」を経営の基本とし、収益力の高いグローバル企業への飛躍を目指しています。

中計前半期間においては、経営の基本に基づいた各種施策の展開により、不採算事業の改善・撤退や個別事業の収益性改善による全体の収益ベースのかさ上げが着実に進みました。加えて、円安や中国等新興国経済の伸長による追い風が、素材価格の高騰を始めとするコストの上昇や公共事業の減退継続などのマイナス要因を上回ったこともあり、結果として、2007年度は、対中計増収増益（中間利益目標の前倒し達成）を果たし、全部門の黒字化を達成することができました。また、「Global K」の重点施策に関連して、「ミッションステートメントの制定と浸透の推進」、「関連企業の全般的見直しの実施」、「エネルギー・環境関連事業に関する方向性の明確化」など多くの成果を得ることができました。

（4）会社の対処すべき課題

　当社グループは、米国・中国・アジアを中心とした旺盛な需要を背景とした長期にわたる緩やかな国内景気拡大の中で、2004年度以降、順調に増収・増益を重ねてきました。しかしながら、昨年後半より、サブプライムローン問題に端を発する米国経済の停滞により、米国のみならず欧州、そして日本においても景況感が悪化しています。加えて、素材価格の高騰、外注費の上昇や熟練労働力の不足、為替相場の対ドル円高など、収益圧迫要因が数多く存在し、当社グループを取巻く経営環境は急速に厳しさを増しています。

　このような状況において、当社グループは以下の主要課題3点について、グループ全体で確実に取り組み、中期経営計画「Global K」を達成することによって、「収益力の高いグローバル企業」へ着実に歩んでいきます。

① 　調達体制の整備等による資材費高騰への対策
② 　円建て契約や多通貨建て取引の増加、海外生産の拡大などのコストのドル化、機動的為替ヘッジなどの対ドル円高対策
③ 　固定費の圧縮、新たな市場の開拓、機動的な販売戦略などによる世界経済減速への対策

　また、当社グループは、上記のような事業環境の「潮目」の変化を認識・対応しながら、中長期的観点から、次の成長に向けた布石を着実に打ち、グループ全体で2010年度目標達成を目指すことを基本方針に、中期経営計画「Global K」の見直しを行う中で、個別事業・製品ごとの戦略・施策・経営資源配分等を市場動向と競争力に応じて洗い直し、グループ全体として着実な事業運営を推進していくこととしています。

　まず、当社グループの収益の基盤を担う車両事業、航空宇宙事業、ガスタービン・機械事業、汎用機事業については、以下の施策をそれぞれ展開することにより、収益力の維持・拡大を図ることとしています。

① 　車両事業　：　北米を中心とした高水準の受注の下、国内・北米・アジア三大市場での事業運営体制の強化
② 　航空宇宙事業　：　次期固定翼哨戒機の量産対応、次期輸送機開発の完遂、ボーイング７８７増産対応などの大型プロジェクトの推進
③ 　ガスタービン・機械事業　：　需要拡大に伴う民需航空機用ジェットエンジン、産業用ガスタービンなどの既存機種の拡販と新機種開発の推進、高効率ガスエンジン等の新製品の事業展開
④ 　汎用機事業　：　対ドル円高、サブプライムローン問題などの逆風下において、主力・最重点事業としての先進国向けモーターサイクルの収益性向上、製品競争力の向上のため、グローバルレベルで開発・生産体制の強化

　次に、プラント・環境事業は、この数年間の抜本的な構造改革を2007年度で完了し、親会社から分社・独立したカワサキプラントシステムズを母体の一つとして、新たな事業構想として中期経営計画「Global K」に掲げた「エネルギー・環境関連事業」の育成を加速させていきます。

　さらに船舶事業、油圧機器事業については、順調に収益基盤を強化しつつ事業拡大を図っており、グループ全体で支援し、以下の施策を推進します。

① 　船舶事業：中国事業を含めた川崎造船グループでの最適生産体制の強化

②　　　油圧機器事業：機動的な経営資源の投資、世界５極体制（日米欧中韓）の強化

　また、ロボット事業、建設機械事業については、グループ経営の中で独自の戦略と機動性を駆使することにより、事業価値のさらなる伸長を目指し、収益体質の向上施策を実施しております。
①　　　ロボット事業：開発力強化、新規顧客の開拓
②　　　建設機械事業：生産能力の向上

　なお、以上のような事業活動を行う上で、コンプライアンス（法令遵守）が大前提となることはいうまでもありません。当社グループは「違法行為は絶対に起こさない」ということを企業運営の基本とし、企業倫理・内部統制に関する社内規則を整備した上で、階層別教育の実施や、各種ガイドブックの配付、各組織でのコンプライアンス委員会の設置などの施策を、ＣＳＲ推進部を中心に実行してまいりました。今後ともさらなるコンプライアンスの徹底を組織的に行うことで、常に情報開示と透明性を最優先する企業風土の構築に努めます。
　当社グループは、このように事業全般にわたって収益力を強化し、コンプライアンスを徹底することにより企業価値を向上させるとともに、信頼感のあるカワサキブランドの確立を目指します。

平成21年3月期　連結業績見通し補足資料

1. 全社見通し

(単位 億円)

	21年3月期見通し	20年3月期実績	増　減	19年3月期実績
売 上 高	14,600	15,010	△ 410	14,386
営業損益	550	769	△ 219	691
経常損益	550	639	△ 89	490
当期純損益	300	351	△ 51	297

	21年3月期見通し	20年3月期実績	増　減	19年3月期実績
受 注 高	17,800	16,107	1,693	15,926
ROIC（税引前）	9.4%	11.2%		8.7%
研究開発費	410	362	48	338
設備投資額	1,100	505	595	392
減価償却費	490	374	116	302
期末従業員数	32,600	30,563	2,037	29,211
（うち海外従業員）	（7,800）	（7,021）	（779）	（6,339）

(注)　・平成21年3月期見通し前提為替レート：100円/USD、160円/EUR

　　　・ROIC（税引前）＝（税引前利益＋支払利息）÷投下資本

　　　・設備投資額は有形・無形固定資産の新規計上額、減価償却費は有形・無形固定資産の減価償却実施額

2. 事業セグメント別見通し

(a) 売上損益

(単位 億円)

事業セグメント	21年3月期見通し		20年3月期実績		増　減		19年3月期実績	
	売上高	営業損益	売上高	営業損益	売上高	営業損益	売上高	営業損益
船　舶	1,200	20	1,413	32	△ 213	△ 12	1,088	△ 22
車　両	2,100	80	1,717	71	383	9	1,842	131
航空宇宙	2,000	50	2,373	108	△ 373	△ 58	2,691	134
ガスタービン・機械	2,000	90	1,854	133	146	△ 43	1,833	98
プラント・環境	1,100	90	1,425	108	△ 325	△ 18	1,220	△ 24
汎 用 機	4,200	100	4,339	196	△ 139	△ 96	4,037	275
油圧機器	1,000	90	840	91	160	△ 1	666	60
そ の 他	1,000	30	1,045	25	△ 45	5	1,006	37
合　計	14,600	550	15,010	769	△ 410	△ 219	14,386	691

(b) 受注高

(単位 億円)

事業セグメント	21年3月期見通し	20年3月期実績	増減	19年3月期実績
船　舶	1,800	2,513	△ 713	1,356
車　両	3,300	1,832	1,468	2,691
航空宇宙	2,700	2,025	675	2,556
ガスタービン・機械	2,500	2,274	226	2,048
プラント・環境	1,300	1,060	240	1,502
汎 用 機	4,200	4,339	△ 139	4,037
油圧機器	1,000	923	77	729
そ の 他	1,000	1,139	△ 139	1,006
合　計	17,800	16,107	1,693	15,926

4．連結財務諸表等

（1）連結貸借対照表

区分	前連結会計年度 （平成19年3月31日） 金額(百万円)	構成比 (%)	当連結会計年度 （平成20年3月31日） 金額(百万円)	構成比 (%)	対前年比 増減(百万円)
（資産の部）					
Ⅰ 流動資産	961,917	70.8	982,282	71.2	20,364
1．現金及び預金	39,350		39,875		524
2．受取手形及び売掛金	428,588		417,934		△ 10,654
3．たな卸資産	427,934		439,309		11,375
4．繰延税金資産	32,694		25,250		△ 7,443
5．その他	37,623		64,053		26,429
貸倒引当金	△ 4,273		△ 4,140		133
Ⅱ 固定資産	396,062	29.1	396,487	28.7	425
1．有形固定資産	253,819		259,927		6,108
(1)建物及び構築物	97,385		100,982		3,596
(2)機械装置及び運搬具	62,307		68,371		6,064
(3)土地	66,502		64,457		△ 2,045
(4)建設仮勘定	8,538		9,938		1,399
(5)その他	19,085		16,178		△ 2,907
2．無形固定資産	15,128		16,053		924
3．投資その他の資産	127,114		120,506		△ 6,607
(1)投資有価証券	65,327		47,189		△ 18,137
(2)長期貸付金	1,401		2,005		604
(3)繰延税金資産	27,725		38,336		10,611
(4)その他	34,131		34,319		187
貸倒引当金	△ 1,472		△ 1,344		127
資産合計	1,357,979	100.0	1,378,769	100.0	20,789

区分	前連結会計年度 (平成19年3月31日) 金額(百万円)	構成比 (%)	当連結会計年度 (平成20年3月31日) 金額(百万円)	構成比 (%)	対前年比 増減(百万円)
(負債の部)					
I 流動負債	806,506	59.3	825,271	59.8	18,765
1. 支払手形及び買掛金	412,501		430,999		18,498
2. 短期借入金	118,463		120,162		1,698
3. 未払法人税等	13,365		16,836		3,470
4. 繰延税金負債	295		269		△ 26
5. 賞与引当金	17,810		19,263		1,452
6. 保証工事引当金	5,099		6,733		1,633
7. 受注工事損失引当金	12,362		8,836		△ 3,526
8. 訴訟損失引当金	2,398		2,245		△ 153
9. その他	224,208		219,925		△ 4,283
(1)前受金	124,444		124,679		234
(2)1年内償還社債	20,000		17,518		△ 2,482
(3)その他	79,763		77,728		△ 2,035
II 固定負債	256,095	18.8	234,460	17.0	△ 21,635
1. 社債	80,826		60,990		△ 19,836
2. 長期借入金	84,927		77,776		△ 7,151
3. 繰延税金負債	3,996		5,433		1,437
4. 環境対策引当金	–		2,167		2,167
5. 退職給付引当金	77,484		80,226		2,741
6. その他	8,861		7,866		△ 994
負債合計	1,062,602	78.2	1,059,732	76.8	△ 2,870
(純資産の部)					
I 株主資本	282,110	20.7	309,560	22.4	27,450
1. 資本金	103,187	7.5	104,328	7.5	1,141
2. 資本剰余金	53,179	3.9	54,290	3.9	1,111
3. 利益剰余金	125,798	9.2	151,401	10.9	25,602
4. 自己株式	△ 55	△0.0	△ 459	△0.0	△ 404
II 評価・換算差額等	8,317	0.6	3,631	0.2	△ 4,686
1. その他有価証券評価差額金	19,342	1.4	10,292	0.7	△ 9,049
2. 繰延ヘッジ損益	△ 1,607	△0.1	5,217	0.3	6,824
3. 為替換算調整勘定	△ 9,417	△0.6	△ 11,878	△0.8	△ 2,461
III 少数株主持分	4,949	0.3	5,845	0.4	895
純資産合計	295,377	21.7	319,037	23.1	23,659
負債純資産合計	1,357,979	100.0	1,378,769	100.0	20,789

（2）連結損益計算書

区分	前連結会計年度 （自 平成18年4月1日 至 平成19年3月31日） 金額（百万円）	百分比 (%)	当連結会計年度 （自 平成19年4月1日 至 平成20年3月31日） 金額（百万円）	百分比 (%)	対前年比 増減（百万円）
I　売上高	1,438,618	100.0	1,501,097	100.0	62,478
II　売上原価	1,213,524	84.3	1,262,032	84.0	48,508
売上総利益	225,094	15.6	239,064	15.9	13,970
III　販売費及び一般管理費	155,952	10.8	162,154	10.8	6,201
営業利益	69,141	4.8	76,910	5.1	7,768
IV　営業外収益	12,496	0.8	17,845	1.1	5,349
1．受取利息	（　　2,799　）		（　　3,654　）		（　　　855　）
2．受取配当金	（　　1,008　）		（　　1,350　）		（　　　342　）
3．有価証券売却益	（　　　884　）		（　　　465　）		（　　△419　）
4．持分法による投資利益	（　　2,693　）		（　　7,642　）		（　　4,948　）
5．その他	（　　5,111　）		（　　4,733　）		（　　△377　）
V　営業外費用	32,585	2.2	30,783	2.0	△1,801
1．支払利息	（　　6,649　）		（　　7,980　）		（　　1,330　）
2．為替差損	（　13,391　）		（　11,548　）		（　△1,842　）
3．その他	（　12,544　）		（　11,254　）		（　△1,289　）
経常利益	49,052	3.4	63,972	4.2	14,919
VI　特別利益	－	－	1,668	0.1	1,668
1．退職給付信託設定益	（　　　－　）		（　　1,375　）		（　　1,375　）
2．関連会社株式売却益	（　　　－　）		（　　　292　）		（　　　292　）
VII　特別損失	3,785	0.2	7,585	0.5	3,800
1．減損損失	（　　　－　）		（　　2,763　）		（　　2,763　）
2．訴訟損失引当金繰入額	（　　2,398　）		（　　2,245　）		（　　△153　）
3．環境対策引当金繰入額	（　　　－　）		（　　2,167　）		（　　2,167　）
4．関連会社株式売却損	（　　　－　）		（　　　408　）		（　　　408　）
5．独禁法違反に係る損失	（　　1,387　）		（　　　－　）		（　△1,387　）
税金等調整前当期純利益	45,267	3.1	58,055	3.8	12,787
法人税、住民税及び事業税	16,622	1.1	23,270	1.5	6,648
法人税等調整額	△1,336	△0.0	△1,260	△0.0	76
少数株主利益	209	0.0	903	0.0	693
当期純利益	29,771	2.0	35,141	2.3	5,369

（3）連結株主資本等変動計算書

前連結会計年度(自平成18年4月1日　至平成19年3月31日)

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年3月31日残高（百万円）	92,084	42,094	100,775	△38	234,917
連結会計年度中の変動額					
新株の発行	11,102	11,083			22,186
剰余金の配当（注）			△4,672		△4,672
役員賞与（注）			△13		△13
当期純利益			29,771		29,771
自己株式の取得				△71	△71
自己株式の処分		1		54	55
その他			△62		△62
株主資本以外の項目の連結会計年度中の変動額(純額)					
連結会計年度中の変動額合計（百万円）	11,102	11,084	25,022	△17	47,193
平成19年3月31日残高　（百万円）	103,187	53,179	125,798	△55	282,110

	評価・換算差額等				少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	為替換算調整勘定	評価・換算差額等合計		
平成18年3月31日残高（百万円）	14,097	－	△11,426	2,671	5,507	243,096
連結会計年度中の変動額						
新株の発行						22,186
剰余金の配当（注）						△4,672
役員賞与（注）						△13
当期純利益						29,771
自己株式の取得						△71
自己株式の処分						55
その他						△62
株主資本以外の項目の連結会計年度中の変動額(純額)	5,244	△1,607	2,009	5,646	△557	5,088
連結会計年度中の変動額合計（百万円）	5,244	△1,607	2,009	5,646	△557	52,281
平成19年3月31日残高　（百万円）	19,342	△1,607	△9,417	8,317	4,949	295,377

（注）平成18年6月の定時株主総会における利益処分項目である。

当連結会計年度（自平成19年4月1日　至平成20年3月31日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成19年3月31日残高　（百万円）	103,187	53,179	125,798	△55	282,110
連結会計年度中の変動額					
新株の発行	1,141	1,112			2,254
剰余金の配当			△8,297		△8,297
当期純利益			35,141		35,141
自己株式の取得				△488	△488
自己株式の処分		18		79	97
その他		△19	△1,241	4	△1,256
株主資本以外の項目の連結会計年度中の変動額（純額）					
連結会計年度中の変動額合計　（百万円）	1,141	1,111	25,602	△404	27,450
平成20年3月31日残高　（百万円）	104,328	54,290	151,401	△459	309,560

	評価・換算差額等				少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	為替換算調整勘定	評価・換算差額等合計		
平成19年3月31日残高　（百万円）	19,342	△1,607	△9,417	8,317	4,949	295,377
連結会計年度中の変動額						
新株の発行						2,254
剰余金の配当						△8,297
当期純利益						35,141
自己株式の取得						△488
自己株式の処分						97
その他						△1,256
株主資本以外の項目の連結会計年度中の変動額(純額)	△9,049	6,824	△2,461	△4,686	895	△3,790
連結会計年度中の変動額合計　（百万円）	△9,049	6,824	△2,461	△4,686	895	23,659
平成20年3月31日残高　（百万円）	10,292	5,217	△11,878	3,631	5,845	319,037

（注）当連結会計年度の利益剰余金変動額の「その他」は、米国において会計基準が変更になったことに伴い、
　　　連結子会社Kawasaki Motors Manufacturing Corp., U.S.AおよびKawasaki Motors Corp., U.S.Aにおける
　　　退職給付債務の積立不足額を利益剰余金から控除したこと等によるものである。

（4）連結キャッシュ・フロー計算書

区分	前連結会計年度 （自 平成18年4月1日 至 平成19年3月31日） 金額（百万円）	当連結会計年度 （自 平成19年4月1日 至 平成20年3月31日） 金額（百万円）	対前年比 増減（百万円）
Ⅰ 営業活動によるキャッシュ・フロー			
1．税金等調整前当期純利益	45,267	58,055	12,787
2．減価償却費	30,279	37,455	7,176
3．減損損失	－	2,763	2,763
4．退職給付引当金の増加額又は減少額（△）	8,460	5,268	△ 3,191
5．賞与引当金の増加額又は減少額（△）	2,633	1,451	△ 1,182
6．貸倒引当金の増加額又は減少額（△）	△ 2,224	△ 406	1,817
7．受注工事損失引当金の増加額又は減少額（△）	△ 246	△ 3,497	△ 3,250
8．訴訟損失引当金の増加額又は減少額（△）	2,398	△ 153	△ 2,551
9．事業構造改善損失引当金の増加額又は減少額（△）	△ 9,557	－	9,557
10．環境対策引当金の増加額又は減少額（△）	－	2,167	2,167
11．たな卸資産処分損	1,024	1,350	325
12．株式売却損益	△ 889	△ 348	540
13．固定資産売却損益	1,413	1,397	△ 16
14．退職給付信託設定益	－	△ 1,375	△ 1,375
15．持分法による投資損益	－	△ 7,642	△ 7,642
16．デリバティブ評価損益	－	△ 11,790	△ 11,790
17．受取利息及び受取配当金	△ 3,807	△ 5,004	△ 1,197
18．支払利息	6,649	7,980	1,330
19．売上債権の増加額（△）又は減少額	△ 2,867	727	3,594
20．たな卸資産の増加額（△）又は減少額	△ 40,607	△ 19,045	21,562
21．その他流動資産の増加額（△）又は減少額	5,157	△ 10,724	△ 15,881
22．仕入債務の増加額又は減少額（△）	△ 1,247	26,830	28,078
23．前受金の増加額又は減少額（△）	25,285	1,849	△ 23,435
24．その他流動負債の増加額又は減少額（△）	223	8,510	8,286
25．その他	2,887	△ 2,211	△ 5,098
小　　計	70,233	93,606	23,373
26．利息及び配当金の受取額	5,393	9,607	4,214
27．利息の支払額	△ 6,437	△ 8,035	△ 1,597
28．法人税等の支払額	△ 23,329	△ 19,413	3,915
営業活動によるキャッシュ・フロー	45,859	75,765	29,906
Ⅱ 投資活動によるキャッシュ・フロー			
1．定期預金（預入期間3ヶ月超）の純増加額（△）又は純減少額	27	△ 1,634	△ 1,661
2．有形固定資産取得による支出	△ 31,650	△ 45,598	△ 13,947
3．有形固定資産売却による収入	2,300	468	△ 1,832
4．無形固定資産取得による支出	△ 3,625	△ 5,237	△ 1,612
5．無形固定資産売却による収入	175	55	△ 120
6．投資有価証券取得による支出	△ 10,089	△ 1,183	8,905
7．投資有価証券売却による収入	1,588	5,730	4,142
8．短期貸付金の純増加額（△）又は純減少額	254	△ 277	△ 532
9．長期貸付けによる支出	△ 88	△ 989	△ 901
10．長期貸付金の回収による収入	17	94	76
11．その他	△ 2,222	△ 516	1,705
投資活動によるキャッシュ・フロー	△ 43,312	△ 49,090	△ 5,778
Ⅲ 財務活動によるキャッシュ・フロー			
1．短期借入金の純増加額又は純減少額（△）	△ 9,957	13,098	23,056
2．長期借入れによる収入	42,061	3,327	△ 38,733
3．長期借入金の返済による支出	△ 19,467	△ 14,817	4,650
4．社債の発行による収入	20,000	－	△ 20,000
5．社債の償還による支出	△ 29,118	△ 20,000	9,118
6．自己株式の純増加額（△）又は純減少額	△ 67	△ 479	△ 411
7．配当金の支払額	△ 4,577	△ 8,262	△ 3,685
8．少数株主への配当金の支払額	△ 179	△ 259	△ 80
財務活動によるキャッシュ・フロー	△ 1,306	△ 27,391	△ 26,085
Ⅳ 現金及び現金同等物に係る換算差額	481	△ 501	△ 983
Ⅴ 現金及び現金同等物の増加額又は減少額（△）	1,722	△ 1,217	△ 2,940
Ⅵ 現金及び現金同等物の期首残高	37,505	39,228	1,722
Ⅶ 連結子会社の会計期間変更による 　現金及び現金同等物の期首残高増加高	－	158	158
Ⅷ 現金及び現金同等物の期末残高	39,228	38,169	△ 1,059

（注）営業活動によるキャッシュ・フローの「持分法による投資損益」及び「デリバティブ評価損益」は、前連結会計年度は「その他」に
含めて表示していたが、金額的重要性が増したため区分掲記している。

（５）連結財務諸表作成のための基本となる重要な事項

　　　　下記「（６）連結財務諸表作成のための基本となる重要な事項の変更」に掲げる事項以外は、最近の有価証券報告書（平成 19 年 6 月 27 日提出）における記載から重要な変更がないため開示を省略します。

（６）連結財務諸表作成のための基本となる重要な事項の変更

（有形固定資産の減価償却の方法）

　　　　当社及び国内連結子会社は、法人税法の改正に伴い、当連結会計年度より、平成 19 年 4 月 1 日以降に取得した有形固定資産について、改正後の法人税法に基づく減価償却の方法に変更しています。

　　　　これにより営業利益、経常利益及び税金等調整前当期純利益は、それぞれ 1,162 百万円減少しています。なお、セグメント情報に与える影響は、21 ページに記載しています。

（追加情報）

　　　　当社及び国内連結子会社は、法人税法の改正に伴い、平成 19 年 3 月 31 日以前に取得した有形固定資産については、改正前の法人税法に基づく減価償却の方法の適用により取得価額の 5 ％に到達した連結会計年度の翌連結会計年度より、取得価額の 5 ％相当額と備忘価額との差額を 5 年間にわたり均等償却し、減価償却費に含めて計上しています。

　　　　これにより営業利益、経常利益及び税金等調整前当期純利益は、それぞれ 2,761 百万円減少しています。なお、セグメント情報に与える影響は、21 ページに記載しています。

（７）連結財務諸表に関する注記事項

（連結貸借対照表関係）

当連結会計年度（平成 20 年 3 月 31 日）

訴訟損失引当金

　　　　平成 7 年に当社が落札した神戸市ごみ焼却施設工事に関して談合を行っていたとして、代価の一部返還を求められていた住民訴訟についての損害賠償金と利息相当額について計上しています。

環境対策引当金

　　　　「ポリ塩化ビフェニル廃棄物の適正な処理の推進に関する特別措置法」によって処理することが義務付けられている ＰＣＢ 廃棄物の処理に備えるため、その処理費用見積額を計上しています。

（連結損益計算書関係）

当連結会計年度（自平成 19 年 4 月 1 日　至平成 20 年 3 月 31 日）

退職給付信託設定益は、保有する投資有価証券を退職給付信託に追加拠出したことによるものです。

　　　　関連会社株式売却益は、エア・ウォーター防災㈱株式の売却によるものです。

減損損失

①減損損失を認識した資産グループの概要

用途	場所	種類
賃貸用資産	千葉県袖ヶ浦市	土地
遊休資産	千葉県袖ヶ浦市	土地等
事業用資産	兵庫県加古郡稲美町	土地

②資産のグルーピングの方法

　　　　資産のグルーピングは、主として事業内容を基に行い、重要な賃貸用資産及び遊休資産は個々の資産グループとして取り扱っています。

③減損損失の認識に至った経緯

　　　　一部の資産について、事業損益が悪化もしくは、市場価格が下落したため、帳簿価額を回収可能価額まで減額しました。

④回収可能価額の算定方法

　　　　回収可能価額は正味売却価額により測定しており、不動産鑑定評価もしくは、固定資産税評価額により評価しています。

⑤減損損失の金額

　　　　減損処理額 2,763 百万円は減損損失として特別損失に計上しており、固定資産の種類ごとの内訳は次のとおりです。

土地	2,277	百万円
建物等	486	
計	2,763	

　　関連会社株式売却損は、川崎設備工業㈱株式の売却によるものです。

　　上記以外の連結貸借対照表および連結損益計算書関係の注記事項並びに、連結株主資本等変動計算書および連結キャッシュ・フロー計算書関係の注記事項については、決算短信における開示の必要性が大きくないと考えられるため開示を省略します。

　　またリース取引、関連当事者との取引、税効果会計、有価証券、デリバティブ取引、退職給付に関する注記事項についても、決算短信における開示の必要性が大きくないと考えられるため開示を省略します。

（セグメント情報）

a. 事業の種類別セグメント情報

前連結会計年度（自平成18年4月1日　至平成19年3月31日）

	船舶事業 （百万円）	車両事業 （百万円）	航空宇宙事業 （百万円）	ガスタービン・機械事業 （百万円）	プラント・環境・鉄構事業 （百万円）	汎用機事業 （百万円）	その他事業 （百万円）	計 （百万円）	消去又は全社 （百万円）	連結 （百万円）
I 売上高及び営業損益 売上高										
(1)外部顧客に対する売上高	108,848	184,283	269,108	183,308	122,062	403,701	167,306	1,438,618	－	1,438,618
(2)セグメント間の内部売上高又は振替高	1,861	499	1,687	14,409	19,670	9,184	42,303	89,615	(89,615)	－
計	110,709	184,782	270,795	197,718	141,732	412,885	209,609	1,528,234	(89,615)	1,438,618
営業費用	112,957	171,612	257,395	187,882	144,163	385,323	199,972	1,459,307	(89,830)	1,369,477
営業利益又は損失（△）	△2,248	13,170	13,400	9,836	△2,430	27,562	9,637	68,926	214	69,141
II 資産、減価償却費及び資本的支出 資産	117,831	172,615	279,573	165,411	141,472	303,730	193,952	1,374,587	(16,608)	1,357,979
減価償却費	2,168	2,660	5,290	3,076	1,816	10,538	3,150	28,701	1,577	30,279
資本的支出	1,193	8,253	3,029	5,353	996	12,827	6,132	37,786	1,482	39,269

当連結会計年度（自平成19年4月1日　至平成20年3月31日）

	船舶事業 （百万円）	車両事業 （百万円）	航空宇宙事業 （百万円）	ガスタービン・機械事業 （百万円）	プラント・環境事業 （百万円）	汎用機事業 （百万円）	油圧機器事業 （百万円）	その他事業 （百万円）	計 （百万円）	消去又は全社 （百万円）	連結 （百万円）
I 売上高及び営業損益 売上高											
(1)外部顧客に対する売上高	141,397	171,738	237,348	185,486	142,547	433,962	84,027	104,588	1,501,097	－	1,501,097
(2)セグメント間の内部売上高又は振替高	1,567	726	1,644	16,940	13,746	8,243	8,724	40,233	91,827	(91,827)	－
計	142,965	172,465	238,993	202,426	156,293	442,206	92,752	144,822	1,592,925	(91,827)	1,501,097
営業費用	139,712	165,292	228,117	189,034	145,454	422,536	83,635	142,468	1,516,252	(92,065)	1,424,186
営業利益又は損失（△）	3,252	7,172	10,875	13,392	10,839	19,669	9,117	2,353	76,672	237	76,910
II 資産、減価償却費及び資本的支出 資産	134,576	161,585	281,516	188,133	132,174	315,308	53,347	164,445	1,431,087	(52,318)	1,378,769
減価償却費	2,458	3,578	6,232	3,765	1,926	13,517	2,658	1,699	35,836	1,618	37,455
資本的支出	4,160	6,454	6,154	5,391	1,318	19,366	4,801	1,674	49,320	1,217	50,538

（注）1. 各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建設機械、除雪機械
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機
プラント・環境事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウォータークラフト、四輪バギー車（ATV）、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
油圧機器事業	油圧機器
その他事業	商業、販売・受注の仲介・斡旋、福利施設の管理等

2. 当連結会計年度及び前連結会計年度における資産のうち、「消去又は全社」の項目に含めた全社資産の金額はそれぞれ115,075百万円及び124,151百万円となり、その主なものは、当社での余資運用資金（現金及び預金）、全社共通固定資産、繰延税金資産及び長期投資資金（投資有価証券）である。

3. 「減価償却費」及び「資本的支出」のうち、「消去又は全社」の項目には、当社の全社共通固定資産にかかる償却費と支出額が含まれている。

4. 有形固定資産の減価償却の方法の変更

「（6）連結財務諸表作成のための基本となる重要な事項の変更」（有形固定資産の減価償却の方法）に記載のとおり、当社及び国内連結子会社は、法人税法の改正に伴い、当連結会計年度より平成19年4月1日以降に取得した有形固定資産について、改正後の法人税法に基づく減価償却の方法に変更している。同じく（追加情報）に記載のとおり、平成19年3月31日以前に取得した有形固定資産については、改正前の法人税法に基づく減価償却の方法の適用により取得価額の5％に到達した連結会計年度の翌連結会計年度より、取得価額の5％相当額と備忘価額との差額を5年間にわたり均等償却し、減価償却費に含めて計上している。これにより従来の方法によった場合に比較して当連結会計年度の営業費用は、船舶事業が362百万円、車両事業が314百万円、航空宇宙事業が708百万円、ガスタービン・機械事業が526百万円、プラント・環境事業が172百万円、汎用機事業が1,371百万円、油圧機器事業が259百万円、その他事業が208百万円増加し、営業利益がそれぞれ同額減少している。

5. 事業区分の変更

従来「その他事業」に含めていた「油圧機器事業」については、全セグメントに占める重要性が高まったため、当連結会計年度より新たに区分して「油圧機器事業」として表示している。

なお、前連結会計年度のセグメント情報を、当連結会計年度において用いた事業区分の方法により区分した場合は次のとおりとなる。

前連結会計年度(自平成18年4月1日　至平成19年3月31日)

	船舶事業 (百万円)	車両事業 (百万円)	航空宇宙事業 (百万円)	ガスタービン・機械事業 (百万円)	プラント・環境・鉄構事業 (百万円)	汎用機事業 (百万円)	油圧機器事業 (百万円)	その他事業 (百万円)	計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
I 売上高及び営業損益											
売上高											
(1)外部顧客に対する売上高	108,848	184,283	269,108	183,308	122,062	403,701	66,649	100,657	1,438,618	–	1,438,618
(2)セグメント間の内部売上高又は振替高	1,861	499	1,687	14,409	19,670	9,184	8,597	40,434	96,344	(96,344)	–
計	110,709	184,782	270,795	197,718	141,732	412,885	75,246	141,091	1,534,962	(96,344)	1,438,618
営業費用	112,957	171,612	257,395	187,882	144,163	385,323	69,185	137,545	1,466,065	(96,588)	1,369,477
営業利益又は損失 (△)	△2,248	13,170	13,400	9,836	△2,430	27,562	6,061	-3,546	68,897	244	69,141
II 資産、減価償却費及び資本的支出											
資産	117,831	172,615	279,573	165,411	141,472	303,730	46,788	159,431	1,386,854	(28,875)	1,357,979
減価償却費	2,168	2,660	5,290	3,076	1,816	10,538	1,630	1,519	28,701	1,577	30,279
資本的支出	1,193	8,253	3,029	5,353	996	12,827	4,954	1,177	37,786	1,482	39,269

6. 事業名称の変更

「プラント・環境事業」の名称については、従来「プラント・環境・鉄構事業」としていたが、同事業における鉄構部門の重要性が低下したため、当連結会計年度より名称を変更している。なお、これによるセグメント別の売上高、営業損益等への影響はない。

b．所在地別セグメント情報

前連結会計年度(自平成18年4月1日 至平成19年3月31日)

	日本 (百万円)	北米 (百万円)	欧州 (百万円)	アジア (百万円)	その他の地域 (百万円)	計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
Ⅰ 売上高及び営業損益								
売上高								
(1)外部顧客に対する売上高	1,042,992	261,254	98,841	22,690	12,840	1,438,618	-	1,438,618
(2)セグメント間の内部売上高又は振替高	278,959	18,016	4,320	18,737	186	320,220	(320,220)	-
計	1,321,952	279,270	103,161	41,427	13,026	1,758,839	(320,220)	1,438,618
営業費用	1,256,537	277,533	100,782	40,727	12,808	1,688,389	(318,912)	1,369,477
営業利益又は損失(△)	65,414	1,737	2,379	699	218	70,450	(1,308)	69,141
Ⅱ 資産	1,093,598	202,539	70,359	26,081	2,868	1,395,447	(37,467)	1,357,979

当連結会計年度(自平成19年4月1日 至平成20年3月31日) (単位 百万円)

	日本 (百万円)	北米 (百万円)	欧州 (百万円)	アジア (百万円)	その他の地域 (百万円)	計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
Ⅰ 売上高及び営業損益								
売上高								
(1)外部顧客に対する売上高	1,058,487	267,559	131,608	33,296	10,145	1,501,097	-	1,501,097
(2)セグメント間の内部売上高又は振替高	307,546	25,201	5,320	24,751	246	363,067	(363,067)	-
計	1,366,033	292,761	136,928	58,048	10,392	1,864,164	(363,067)	1,501,097
営業費用	1,291,102	293,276	132,449	56,597	10,117	1,783,542	(359,355)	1,424,186
営業利益又は損失(△)	74,931	△515	4,479	1,451	274	80,622	(3,711)	76,910
Ⅱ 資産	1,103,513	191,075	83,928	37,917	3,333	1,419,768	(40,999)	1,378,769

(注)1. 国又は地域の区分は、主として地理的近接度に基づいて設定している。

2. 各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主 な 国 又 は 地 域
北米	米国、カナダ
欧州	オランダ、イギリス、ドイツ
アジア	タイ、インドネシア、フィリピン、韓国
その他の地域	オーストラリア、ブラジル

3. 当連結会計年度及び前連結会計年度における資産のうち、「消去又は全社」の項目に含めた全社資産の金額はそれぞれ115,075百万円及び124,151百万円となり、その主なものは、当社での余資運用資金（現金及び預金）、全社共通固定資産、繰延税金資産及び長期投資資金（投資有価証券）である。

4. 有形固定資産の減価償却の方法の変更
「（6）連結財務諸表作成のための基本となる重要な事項の変更」（有形固定資産の減価償却の方法）に記載のとおり、当社及び国内連結子会社は、法人税法の改正に伴い、当連結会計年度より、平成19年4月1日以降に取得した有形固定資産について、改正後の法人税法に基づく減価償却の方法に変更している。同じく（追加情報）に記載のとおり、平成19年3月31日以前に取得した有形固定資産については、改正前の法人税法に基づく減価償却の方法の適用により取得価額の5％に到達した連結会計年度の翌連結会計年度より、取得価額の5％相当額と備忘価額との差額を5年間にわたり均等償却し、減価償却費に含めて計上している。これにより従来の方法によった場合に比較して当連結会計年度の営業費用は日本が3,924百万円増加し、営業利益が同額減少している。

c. 海外売上高

前連結会計年度(自平成18年4月1日　至平成19年3月31日)

	北　米	欧　州	アジア	その他の地域	計
I 海外売上高（百万円）	336,765	119,407	186,066	135,505	777,744
II 連結売上高（百万円）					1,438,618
III 連結売上高に占める海外売上高の割合（％）	23.4	8.3	12.9	9.4	54.0

(注)1.海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。

　　2.国又は地域の区分は、主として地理的近接度に基づいて設定している。

　　3.各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主 な 国 又 は 地 域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、フランス、イタリア
アジア	中国、韓国、台湾
その他の地域	パナマ、ブラジル、バハマ

当連結会計年度(自平成19年4月1日　至平成20年3月31日)

	北　米	欧　州	アジア	その他の地域	計
I 海外売上高（百万円）	358,716	153,612	161,905	148,315	822,550
II 連結売上高（百万円）					1,501,097
III 連結売上高に占める海外売上高の割合（％）	23.8	10.2	10.7	9.8	54.7

(注)1.海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。

　　2.国又は地域の区分は、主として地理的近接度に基づいて設定している。

　　3.各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主 な 国 又 は 地 域
北米	米国、カナダ
欧州	イギリス、フランス、オランダ、ドイツ、イタリア
アジア	中国、韓国、台湾、ベトナム、フィリピン
その他の地域	パナマ、ブラジル、バハマ、オーストラリア

（１株当たり情報）

前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）		当連結会計年度 （自　平成19年４月１日 至　平成20年３月31日）	
１株当たり純資産額	175.01円	１株当たり純資産額	187.73円
１株当たり当期純利益	18.94円	１株当たり当期純利益	21.08円
潜在株式調整後１株当たり当期純利益	17.23円	潜在株式調整後１株当たり当期純利益	20.58円

(注) 1　１株当たり純資産額の算定上の基礎は、以下の通りである。

	前連結会計年度 （平成19年３月31日）	当連結会計年度 （平成20年３月31日）
純資産の部の合計額（百万円）	295,377	319,037
純資産の部の合計額から控除する金額（百万円） （うち少数株主持分）	4,949 (4,949)	5,845 (5,845)
普通株式に係る期末の純資産額（百万円）	290,427	313,192
１株当たり純資産額の算定に用いられた 期末の普通株式の数（千株）	1,659,415	1,668,304

　　　2　１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎は、以下の通りである。

	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）	当連結会計年度 （自　平成19年４月１日 至　平成20年３月31日）
１株当たり当期純利益金額		
当期純利益(百万円)	29,771	35,141
普通株主に帰属しない金額（百万円）	－	－
（うち利益処分による役員賞与金（百万円））	(－)	(－)
普通株式に係る当期純利益（百万円）	29,771	35,141
普通株式の期中平均株式数（千株）	1,571,339	1,666,850
潜在株式調整後 １株当たり当期純利益金額		
当期純利益調整額（百万円）	186	96
（うち支払利息等（税額相当額控除後）（百万円））	(186)	(96)
普通株式増加数（千株）	167,209	45,289
（うち転換社債（千株））	(42,939)	(24,341)
（うち新株予約権付社債（千株））	(124,270)	(20,948)
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	────	────

（重要な後発事象）

　　　該当ありません。

５．受注及び販売の状況(連結)

　　従来「その他事業」に含めていた「油圧機器事業」については、全セグメントに占める重要性が高まった
ため、当連結会計年度より新たに区分して「油圧機器事業」として表示している。
　　これに伴い、前連結会計年度の実績および比較増減は、変更後の区分に基づき表示している。

＜受注高＞

事業の種類別セグメント	前連結会計年度 (自 平成18年4月1日 至 平成19年3月31日)		当連結会計年度 (自 平成19年4月1日 至 平成20年3月31日)		対前年比	
	金額（百万円）	構成比 (%)	金額（百万円）	構成比 (%)	増減（百万円）	増減率 (%)
船　　　　　舶	135,600	8.5	251,331	15.6	115,730	85.3
車　　　　　両	269,119	16.8	183,254	11.3	△ 85,865	△ 31.9
航　空　宇　宙	255,613	16.0	202,505	12.5	△ 53,107	△ 20.7
ｶﾞｽﾀｰﾋﾞﾝ・機械	204,847	12.8	227,422	14.1	22,575	11.0
ﾌﾟﾗﾝﾄ・環境	150,221	9.4	106,045	6.5	△ 44,175	△ 29.4
汎　用　機	403,701	25.3	433,962	26.9	30,260	7.4
油　圧　機　器	72,918	4.5	92,334	5.7	19,416	26.6
そ　の　他	100,666	6.3	113,900	7.0	13,233	13.1
合　　　計	1,592,688	100.0	1,610,756	100.0	18,068	1.1

(注) 汎用機部門については主として見込み生産を行っていることから、受注高は売上高と同額として表示している。

＜売上高＞

事業の種類別セグメント	前連結会計年度 (自 平成18年4月1日 至 平成19年3月31日)		当連結会計年度 (自 平成19年4月1日 至 平成20年3月31日)		対前年比	
	金額（百万円）	構成比 (%)	金額（百万円）	構成比 (%)	増減（百万円）	増減率 (%)
船　　　　　舶	108,848	7.5	141,397	9.4	32,548	29.9
車　　　　　両	184,283	12.8	171,738	11.4	△ 12,544	△ 6.8
航　空　宇　宙	269,108	18.7	237,348	15.8	△ 31,759	△ 11.8
ｶﾞｽﾀｰﾋﾞﾝ・機械	183,308	12.7	185,486	12.3	2,177	1.1
ﾌﾟﾗﾝﾄ・環境	122,062	8.4	142,547	9.4	20,484	16.7
汎　用　機	403,701	28.0	433,962	28.9	30,260	7.4
油　圧　機　器	66,649	4.6	84,027	5.5	17,378	26.0
そ　の　他	100,657	6.9	104,588	6.9	3,931	3.9
合　　　計	1,438,618	100.0	1,501,097	100.0	62,478	4.3

＜受注残高＞

事業の種類別セグメント	前連結会計年度 平成19年3月31日現在		当連結会計年度 平成20年3月31日現在		対前年比	
	金額（百万円）	構成比 (%)	金額（百万円）	構成比 (%)	増減（百万円）	増減率 (%)
船　　　　　舶	313,987	21.4	414,175	27.0	100,188	31.9
車　　　　　両	434,419	29.6	431,376	28.1	△ 3,042	△ 0.7
航　空　宇　宙	286,698	19.5	248,332	16.1	△ 38,366	△ 13.3
ｶﾞｽﾀｰﾋﾞﾝ・機械	216,885	14.8	245,961	16.0	29,076	13.4
ﾌﾟﾗﾝﾄ・環境	172,254	11.7	135,288	8.8	△ 36,966	△ 21.4
汎　用　機	－	－	－	－	－	－
油　圧　機　器	21,009	1.4	29,316	1.9	8,307	39.5
そ　の　他	19,900	1.3	29,211	1.9	9,311	46.7
合　　　計	1,465,155	100.0	1,533,663	100.0	68,507	4.6

6. 個別財務諸表
(1) 貸借対照表

区分	前事業年度 (平成19年3月31日) 金額（百万円）	構成比 (%)	当事業年度 (平成20年3月31日) 金額（百万円）	構成比 (%)	対前年比 増減（百万円）
（資産の部）					
I 流動資産	627,271	66.8	612,879	66.4	△ 14,392
1. 現金預金	27,260		18,823		△ 8,437
2. 受取手形	2,236		1,494		△ 741
3. 売掛金	285,020		242,641		△ 42,379
4. 原材料及び貯蔵品	38,003		45,909		7,905
5. 仕掛品	205,847		228,894		23,046
6. 前渡金	12,591		16,289		3,698
7. 前払費用	100		302		201
8. 繰延税金資産	16,550		6,351		△ 10,199
9. 短期貸付金	27,171		20,041		△ 7,129
10. 未収入金	11,829		12,749		920
11. 未収収益	130		24		△ 105
12. その他	1,518		20,292		18,774
貸倒引当金	△ 989		△ 935		53
II 固定資産	310,997	33.1	310,082	33.5	△ 914
1. 有形固定資産	134,805		133,869		△ 935
(1) 建物	44,298		46,045		1,747
(2) 構築物	8,709		9,155		445
(3) 機械装置	30,185		30,416		230
(4) 船舶	3		2		△ 1
(5) 航空機	282		200		△ 82
(6) 車両運搬具	450		649		198
(7) 工具器具備品	11,852		9,547		△ 2,304
(8) 土地	36,490		34,441		△ 2,049
(9) 建設仮勘定	2,531		3,410		879
2. 無形固定資産	9,820		11,256		1,436
(1) ソフトウェア	4,469		3,793		△ 675
(2) 製造実施権	776		398		△ 378
(3) その他	4,574		7,064		2,490
3. 投資その他の資産	166,371		164,956		△ 1,415
(1) 投資有価証券	60,744		43,417		△ 17,327
(2) 関係会社株式	86,876		88,494		1,618
(3) 関係会社出資金	1,666		1,826		160
(4) 長期貸付金	3,743		4,745		1,001
(5) 繰延税金資産	8,295		21,000		12,704
(6) その他	5,778		6,100		322
貸倒引当金	△ 733		△ 629		104
資産合計	938,269	100.0	922,962	100.0	△ 15,307

区分	前事業年度 (平成19年3月31日) 金額（百万円）	構成比 (%)	当事業年度 (平成20年3月31日) 金額（百万円）	構成比 (%)	対前年比 増減（百万円）
（負債の部）					
Ⅰ流動負債	518,756	55.2	508,229	55.0	△ 10,526
1.支払手形	35,939		34,066		△ 1,873
2.買 掛 金	261,251		267,340		6,089
3.短期借入金	69,924		87,934		18,009
4.長期借入金(返済1年以内)	10,106		3,527		△ 6,578
5.社債（償還1年以内）	20,000		10,000		△ 10,000
6.転換社債（償還1年以内）	－		7,518		7,518
7.設備支払手形	3,165		1,223		△ 1,941
8.未 払 金	9,114		10,639		1,524
9.未払費用	27,379		25,411		△ 1,967
10.未払法人税等	6,992		5,817		△ 1,174
11.前 受 金	50,659		35,639		△ 15,019
12.預 り 金	792		1,007		214
13.前受収益	18		30		11
14.賞与引当金	9,949		10,797		848
15.保証工事引当金	259		724		465
16.受注工事損失引当金	2,683		2,882		198
17.訴訟損失引当金	2,398		2,245		△ 153
18.そ の 他	8,121		1,424		△ 6,696
Ⅱ固定負債	176,383	18.7	159,366	17.2	△ 17,017
1.社 債	60,000		50,000		△ 10,000
2.転換社債	14,557		7,038		△ 7,519
3.新株予約権付社債	6,269		3,952		△ 2,317
4.長期借入金	70,560		70,155		△ 405
5.長期未払金	768		485		△ 283
6.環境対策引当金	－		1,386		1,386
7.退職給付引当金	23,965		25,823		1,858
8.そ の 他	262		524		261
負 債 合 計	695,139	74.0	667,596	72.3	△ 27,543
（純資産の部）					
Ⅰ株主資本	226,382	24.1	240,745	26.0	14,363
1.資 本 金	103,187	10.9	104,328	11.3	1,141
2.資本剰余金	50,995	5.4	52,107	5.6	1,111
(1)資本準備金	50,945		52,058		1,112
(2)その他資本剰余金	49		48		△ 1
3.利益剰余金	72,244	7.6	84,769	9.1	12,524
(1)その他利益剰余金	72,244		84,769		12,524
任意積立金	7,387		6,909		△ 477
繰越利益剰余金	64,857		77,859		13,002
4.自己株式	△ 45	△0.0	△ 459	△0.0	△ 414
Ⅱ評価・換算差額等	16,747	1.7	14,620	1.5	△ 2,127
1.その他有価証券評価差額金	17,810	1.8	9,237	1.0	△ 8,573
2.繰延ヘッジ損益	△ 1,062	△0.1	5,383	0.5	6,446
純 資 産 合 計	243,129	25.9	255,366	27.6	12,236
負債純資産合計	938,269	100.0	922,962	100.0	△ 15,307

（2）損益計算書

区分	前事業年度 (自 平成18年4月1日 至 平成19年3月31日) 金額（百万円）	百分比 (%)	当事業年度 (自 平成19年4月1日 至 平成20年3月31日) 金額（百万円）	百分比 (%)	対前年比 増減（百万円）
Ⅰ　売上高	919,655	100.0	889,963	100.0	△　29,692
Ⅱ　売上原価	809,058	87.9	784,062	88.1	△　24,995
売上総利益	110,596	12.0	105,900	11.8	△　4,696
Ⅲ　販売費及び一般管理費	63,510	6.9	62,847	7.0	△　663
営業利益	47,086	5.1	43,053	4.8	△　4,033
Ⅳ　営業外収益	10,403	1.1	9,051	1.0	△　1,351
1．受取利息	(　　986)		(　　1,059)		(　　73)
2．受取配当金	(　　5,760)		(　　6,640)		(　　880)
3．有価証券売却益	(　　790)		(　　394)		(△　395)
4．その他	(　　2,866)		(　　956)		(△　1,909)
Ⅴ　営業外費用	23,609	2.5	20,399	2.2	△　3,210
1．支払利息	(　　2,135)		(　　2,944)		(　　809)
2．社債利息	(　　1,693)		(　　1,617)		(△　75)
3．為替差損	(　　12,548)		(　　8,525)		(△　4,023)
4．その他	(　　7,232)		(　　7,312)		(　　80)
経常利益	33,879	3.6	31,705	3.5	△　2,174
Ⅵ　特別利益	－	－	3,088	0.3	3,088
1．関連会社株式売却益	(　　-)		(　　1,522)		(　　1,522)
2．退職給付信託設定益	(　　-)		(　　1,375)		(　　1,375)
3．抱合せ株式消滅差益	(　　-)		(　　189)		(　　189)
Ⅶ　特別損失	3,785	0.4	6,294	0.7	2,508
1．減損損失	(　　-)		(　　2,662)		(　　2,662)
2．訴訟損失引当金繰入額	(　　2,398)		(　　2,245)		(△　153)
3．環境対策引当金繰入額	(　　-)		(　　1,386)		(　　1,386)
4．独禁法違反に係る損失	(　　1,387)		(　　-)		(△　1,387)
税引前当期純利益	30,094	3.2	28,499	3.2	△　1,595
法人税、住民税及び事業税	(　　7,925)	0.8	(　　8,743)	0.9	(　　818)
法人税等調整額	(　　850)	0.0	(△　1,066)	△0.1	(△　1,916)
差引	8,775	0.9	7,677	0.8	△　1,098
当期純利益	21,319	2.3	20,822	2.3	△　496

（3） 株主資本等変動計算書

前事業年度（自平成18年4月1日　至平成19年3月31日）

		株主資本						
			資本剰余金		利益剰余金			
						その他利益剰余金		
	資本金	資本準備金	その他資本剰余金	特別償却積立金	固定資産圧縮積立金	固定資産圧縮特別勘定積立金	繰越利益剰余金
平成18年3月31日残高（百万円）	92,084	39,861	48	735	6,775	95	47,992
事業年度中の変動額							
新株の発行	11,102	11,083					
剰余金の配当（注）							△ 4,672
当期純利益							21,319
自己株式の取得							
自己株式の処分			1				
特別償却積立金取崩（前期分）（注）				△ 222			222
特別償却積立金取崩（当期分）				△ 223			223
固定資産圧縮積立金取崩（前期分）（注）					△ 186		186
固定資産圧縮積立金取崩（当期分）					△ 166		166
固定資産圧縮特別勘定積立金取崩（前期分）（注）						△ 95	95
特別償却積立金の積立（前期分）（注）				131			△ 131
特別償却積立金の積立（当期分）				2			△ 2
固定資産圧縮積立金の積立（前期分）（注）					540		△ 540
株主資本以外の項目の事業年度中の変動額（純額）							
事業年度中の変動額合計（百万円）	11,102	11,083	1	△ 311	187	△ 95	16,865
平成19年3月31日残高（百万円）	103,187	50,945	49	423	6,963	－	64,857

	株主資本		評価・換算差額等			純資産合計
	自己株式	株主資本合計	その他有価証券評価差額金	繰延ヘッジ損益	評価・換算差額等合計	
平成18年3月31日残高（百万円）	△ 28	187,565	12,993	－	12,993	200,558
事業年度中の変動額						
新株の発行		22,186				22,186
剰余金の配当（注）		△ 4,672				△ 4,672
当期純利益		21,319				21,319
自己株式の取得	△ 71	△ 71				△ 71
自己株式の処分	54	55				55
特別償却積立金取崩（前期分）（注）		－				－
特別償却積立金取崩（当期分）		－				－
固定資産圧縮積立金取崩（前期分）（注）		－				－
固定資産圧縮積立金取崩（当期分）		－				－
固定資産圧縮特別勘定積立金取崩（前期分）（注）		－				－
特別償却積立金の積立（前期分）（注）		－				－
特別償却積立金の積立（当期分）		－				－
固定資産圧縮積立金の積立（前期分）（注）		－				－
株主資本以外の項目の当事業年度中の変動額（純額）			4,817	△ 1,062	3,754	3,754
事業年度中の変動額合計（百万円）	△ 17	38,816	4,817	△ 1,062	3,754	42,571
平成19年3月31日残高（百万円）	△ 45	226,382	17,810	△ 1,062	16,747	243,129

（注）平成18年6月の定時株主総会における利益処分項目である。

当事業年度（自平成19年4月1日　至平成20年3月31日）

	株主資本						
		資本剰余金		利益剰余金			
					その他利益剰余金		
	資本金	資本準備金	その他資本剰余金	特別償却積立金	固定資産圧縮積立金	固定資産圧縮特別勘定積立金	繰越利益剰余金
平成19年3月31日残高（百万円）	103,187	50,945	49	423	6,963	－	64,857
事業年度中の変動額							
新株の発行	1,141	1,112					
剰余金の配当							△ 8,297
当期純利益							20,822
自己株式の取得							
自己株式の処分			△ 1				
特別償却積立金取崩				△ 251			251
固定資産圧縮積立金取崩					△ 228		228
特別償却積立金の積立				2			△ 2
株主資本以外の項目の当事業年度中の変動額（純額）							
事業年度中の変動額合計（百万円）	1,141	1,112	△ 1	△ 249	△ 228	－	13,002
平成20年3月31日残高（百万円）	104,328	52,058	48	174	6,734	－	77,859

	株主資本		評価・換算差額等			純資産合計
	自己株式	株主資本合計	その他有価証券評価差額金	繰延ヘッジ損益	評価・換算差額等合計	
平成19年3月31日残高（百万円）	△ 45	226,382	17,810	△ 1,062	16,747	243,129
事業年度中の変動額						
新株の発行		2,254				2,254
剰余金の配当		△ 8,297				△ 8,297
当期純利益		20,822				20,822
自己株式の取得	△ 488	△ 488				△ 488
自己株式の処分	74	73				73
特別償却積立金取崩		－				－
固定資産圧縮積立金取崩		－				－
特別償却積立金の積立		－				－
株主資本以外の項目の当事業年度中の変動額（純額）			△ 8,573	6,446	△ 2,127	△ 2,127
事業年度中の変動額合計（百万円）	△ 414	14,363	△ 8,573	6,446	△ 2,127	12,236
平成20年3月31日残高（百万円）	△ 459	240,745	9,237	5,383	14,620	255,366

7．受注・販売の状況（単独ベース）

（注）平成18年10月1日付けで、プラント・環境事業のうち環境部門が分社独立したことに伴い、
　　　同事業の比較増減率は表示していない。

事業別受注高・売上高・受注残高

＜受注高＞

事　　業	前事業年度 （自　平成18年4月1日 至　平成19年3月31日）		当事業年度 （自　平成19年4月1日 至　平成20年3月31日）		対前年比	
	金額（百万円）	構成比 （%）	金額（百万円）	構成比 （%）	増減（百万円）	増減率 （%）
車　両　事　業	193,584	20.1	132,390	14.8	△　61,193	△　31.6
航　空　宇　宙　事　業	233,867	24.3	182,698	20.4	△　51,168	△　21.8
ガスタービン・機械事業	196,486	20.4	225,411	25.2	28,924	14.7
プラント・環境事業	38,780	4.0	32,087	3.5	△　6,692	－
汎　用　機　事　業	296,846	30.9	318,770	35.7	21,924	7.3
合　　　計	959,564	100.0	891,357	100.0	△　68,207	△　7.1
輸　出　受　注　高	562,421	58.6	564,718	63.3	2,296	0.4

（注）汎用機事業については主として見込み生産を行っていることから、受注高は売上高と同額として
　　　表示している。

＜売上高＞

事　　業	前事業年度 （自　平成18年4月1日 至　平成19年3月31日）		当事業年度 （自　平成19年4月1日 至　平成20年3月31日）		対前年比	
	金額（百万円）	構成比 （%）	金額（百万円）	構成比 （%）	増減（百万円）	増減率 （%）
車　両　事　業	162,626	17.6	138,681	15.5	△　23,945	△　14.7
航　空　宇　宙　事　業	247,395	26.9	220,263	24.7	△　27,132	△　10.9
ガスタービン・機械事業	169,877	18.4	175,886	19.7	6,009	3.5
プラント・環境事業	42,909	4.6	36,361	4.0	△　6,548	－
汎　用　機　事　業	296,846	32.2	318,770	35.8	21,924	7.3
合　　　計	919,655	100.0	889,963	100.0	△　29,692	△　3.2
輸　出　売　上　高	533,092	57.9	521,756	58.6	△　11,335	△　2.1

＜受注残高＞

事　　業	前事業年度 （平成19年3月31日）		当事業年度 （平成20年3月31日）		対前年比	
	金額（百万円）	構成比 （%）	金額（百万円）	構成比 （%）	増減（百万円）	増減率 （%）
車　両　事　業	300,430	34.4	282,620	33.4	△　17,810	△　5.9
航　空　宇　宙　事　業	273,754	31.3	232,666	27.5	△　41,087	△　15.0
ガスタービン・機械事業	237,872	27.2	274,496	32.4	36,623	15.3
プラント・環境事業	60,198	6.9	55,924	6.6	△　4,273	－
汎　用　機　事　業	－	－	－	－	－	－
合　　　計	872,256	100.0	845,707	100.0	△　26,548	△　3.0
輸　出　受　注　残　高	444,666	50.9	459,867	54.3	15,201	3.4

Securities Code: 7012
June 3, 2008

Dear Shareholders

Tadaharu Ohashi
President
Kawasaki Heavy Industries, Ltd.
1-1 Higashikawasaki-cho 3-chome,
Chuo-ku, Kobe

NOTICE OF THE 185TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

We would like to invite you to the 185th Ordinary General Meeting of Shareholders of Kawasaki Heavy Industries, Ltd. (the "Company"), to be held as outlined below.

If you are unable to attend, you may vote in writing or via an electronic method such as the Internet and are respectfully requested to exercise your voting rights by 5 p.m., on June 24, 2008. To exercise your voting rights, please refer to the attached "Reference Documents for the Ordinary General Meeting of Shareholders."

[Voting by Mail:]
Please indicate your approval or disapproval on the "Voting Rights Exercise Form" and mail it so that it will reach us by the aforementioned deadline.

[Voting via the Internet:]
Alternatively, you may vote via the Internet (http://www.web54.net) using your ID and temporary password printed on the "Voting Rights Exercise Form." When you access the Web site, please follow the instructions on the computer display and input your approval or disapproval.

1. Date and Time: Wednesday, June 25, 2008, 10 a.m. (Doors open at 9 a.m.)
2. Place: 2F, The Kobe International House, International Hall,
1-6, Gokoudori 8-chome, Chuo-ku, Kobe
3. Agenda:
  Reports: 1. Report on the Business Report, the Consolidated Financial Statements and the Results of the Audit of the Consolidated Financial Statements by the Independent Auditors and Board of Corporate Auditors for the 185th Business Term (from April 1, 2007 to March 31, 2008)
      2. Report on the Non-Consolidated Financial Statements for the 185th Business Term (from April 1, 2007 to March 31, 2008)
  Proposal 1: Appropriation of Retained Earnings
  Proposal 2: Election of Nine (9) Directors
  Proposal 3: Election of One (1) Auditor
(For details on each proposal, please refer to the "Reference Documents for the Ordinary General Meeting of Shareholders.")

4. Other Important Matters Related to the Convocation of the Ordinary General Meeting of Shareholders:

In case a shareholder exercises his/her voting rights both in writing and by the electronic method, the last one received shall be recorded. However, if they reach us on the same day, the exercise of voting rights by the electronic method shall be recorded.

If you exercise voting rights in an incoherent way, please notify the reason with the document at least three (3) days before the Ordinary General Meeting of Shareholders.

1. In case you are present at the Ordinary General Meeting of Shareholders, please present the enclosed "Voting Rights Exercise Form" at the reception desk.
2. In the event of matters that require revisions to the attached documents and "Reference Documents for the Ordinary General Meeting of Shareholders," we will post such revisions on our Web site (http://www.khi.co.jp).

Reference Documents for the Ordinary General Meeting of Shareholders

Proposals and Referential Matters
Proposal 1: Appropriation of Retained Earnings

The Company's basic policy is to pay stable cash dividends to its shareholders, giving due attention to increased retained earnings to strengthen and expand its business foundation s for future growth.

Taking into consideration the level of profits and various other factors, including retained earnings, the annual cash dividend will amount to ¥5 per ordinary share for a total of ¥8,341,524,615.

In addition, the Company's year-end dividend distribution is June 26, 2008.

Proposal 2: Election of Nine (9) Directors
As the term of office of all ten (10) Directors will expire at the conclusion of this Ordinary General Meeting of Shareholders, we propose to elect nine (9) Directors.

The candidates for Director are as follows:

No.	Name (Date of Birth)	Abridged Personal Records, Positions and Duties [Representation in other companies] (Unimportant details excluded)	Shares of the Company
1	Masamoto Tazaki (Sep. 6, 1935)	Apr. 1958: Joined Kawasaki Aircraft Co., Ltd. (currently, Kawasaki Heavy Industries, Ltd.) Jun. 1992: Director Jun. 1996: Senior Vice President Jun. 1997: Executive Vice President Jun. 2000: President Jun. 2005: Chairman of the Board (current position) [Representation in other companies] Chairman, The New Industry Research Organization Chairman, Japan Association of Defense Industry Chairman, The shipbuilders' Association of Japan	169,000 Shares
2	Tadaharu Ohashi (Nov. 9, 1944)	Apr. 1969: Joined Kawasaki Heavy Industries, Ltd. Jun. 2003: Senior Vice President Apr. 2005: Senior Executive Vice President, Assistant to the President Jun. 2005: President (current position)	99,000 Shares

No.	Name (Date of Birth)	Abridged Personal Records, Positions and Duties [Representation in other companies] (Unimportant details excluded)	Shares of the Company
3	Akira Matsuzaki (Mar. 1, 1944)	Apr. 1966: Joined Kawasaki Rolling Stock Manufacturing Co., Ltd. (currently, Kawasaki Heavy Industries, Ltd.) Jun. 2004: Senior Vice President General Manager, Corporate Technology Division Apr. 2007: Senior Executive Vice President Assistant to the President, In charge of Technology Division, In charge of Corporate Technology Division Apr. 2008: Senior Executive Vice President Assistant to the President, In charge of Technology Division, General Manager, Corporate Technology Division (current position)	129,000 Shares
4	Chikashi Motoyama (May 10, 1945)	Apr. 1973: Joined Kawasaki Heavy Industries, Ltd. Apr. 2003: Executive Officer Vice President, Aerospace Company (In charge of Planning & Control and Manufacturing) Apr. 2004: Executive Officer President, Aerospace Company Jun. 2004: Senior Vice President President, Aerospace Company (current position)	120,000 Shares
5	Masashi Segawa (Nov. 22, 1947)	Apr. 1970: Joined Kawasaki Heavy Industries, Ltd. Apr. 2003: In charge of Rolling Stock & Construction Machinery Company (President) General Manager, Manufacturing Division, Rolling Stock, Construction Machinery & Crushing Plant Company Apr. 2004: Executive Officer Vice President, Rolling Stock, Construction Machinery & Crushing Plant Company (In charge of Rolling Stock) Apr. 2005: Executive Officer President, Rolling Stock & Construction Machinery Company Jun. 2005: Senior Vice President President, Rolling Stock & Construction Machinery Company (current position)	71,000 Shares

[Translation for Reference Purposes Only]

No.	Name (Date of Birth)	Abridged Personal Records, Positions and Duties [Representation in other companies] (Unimportant details excluded)	Shares of the Company
6	Shinichi Tamba (Jan. 18, 1946)	Apr. 1971: Joined Kawasaki Heavy Industries, Ltd. Apr. 2004: Executive Officer of the Company In charge of President's Extraordinary Missions Oct. 2005: Executive Officer Vice President, Consumer Products & Machinery Company Apr. 2006: Executive Officer President, Consumer Products & Machinery Company Jun. 2006: Senior Vice President President, Consumer Products & Machinery (current position)	89,000 Shares
7	Shuji Mihara (Jan. 27, 1946)	Apr. 1969: Joined Kawasaki Heavy Industries, Ltd. Apr. 2001: Executive Officer Vice President, Consumer Products & Machinery Company General Manager, Planning Division, Consumer Products & Machinery Company Apr. 2004: Executive Officer Senior Manager, General Administration Department Apr. 2005: Executive Officer Senior Manager, Personnel & Labor Administration Department Oct. 2006: Executive Officer Senior Manager, Personnel & Labor Administration Department, In charge of General Administration Department Apr. 2007: Executive Officer Senior Manager, Personnel & Labor Administration Department, In charge of Outside Activity for Kansai Region Jun. 2007: Senior Vice President Senior Manager, Personnel & Labor Administration Department, In change of Outside Activity for Kansai Region Apr. 2008: Senior Vice President Senior Manager, Corporate planning Department, In charge of Subsidiaries & Affiliates Control Department and Legal Department and Personnel & Labor Administration Department (current position)	66,000 Shares

No.	Name (Date of Birth)	Abridged Personal Records, Positions and Duties [Representation in other companies] (Unimportant details excluded)	Shares of the Company
8	Satoshi Hasegawa (Aug. 16, 1947)	Apr. 1972: Joined Kawasaki Heavy Industries, Ltd. Apr. 2002: In charge of Gas Turbine & Machinery Company (President) General Manager, Planning & Control Division, Gas Turbine & Machinery Company Apr. 2004: General Manager, Marketing & Sales Department, Gas Turbine & Machinery Company Apr. 2005: Executive Officer Vice President, Gas Turbine & Machinery Company General Manager, Gas Turbine Division Apr. 2007: Executive Officer President, Gas Turbine & Machinery Company Jun. 2007: Senior Vice President President, Gas Turbine & Machinery Company (current position)	39,000 Shares
9	Mitsutoshi Takao (Apr.1, 1950)	Apr. 1972: Joined Kawasaki Heavy Industries, Ltd. Apr. 2002: Deputy General Manager, Planning Department, Gas turbine & Machinery Company General Manager, Administration Department, Gas Turbine & Machinery Company Apr. 2004: General Manager, Finance & Accounting Department Apr. 2005: Executive Officer General Manager, Finance & Accounting Department (current position)	30,000 Shares

There is no special conflict of interest between the Company and the candidates.

Proposal 3: Election of Auditor.
As the term of office of a current Auditor, Tadao Ueda, will expire at the conclusion of this Ordinary General Meeting of shareholders, we propose to elect one (1) Auditor.

We have obtained the prior approval of the Board of Corporate Auditors on this proposal.

The candidate for Substitute Corporate Auditor is as follows:

Name (Date of Birth)	Abridged Personal Records, Positions and Duties [Representation in other companies] (Unimportant details excluded)		Shares of the company
Nobuyuki Okazaki (Feb.1, 1949)	Apr. 1972:	Joined Kawasaki Heavy Industries, Ltd.	16,000 Share
	Oct. 2002:	General Manager, Planning & Control Division, Kawasaki Shipbuilding Corporation	
	Apr. 2003	Senior Manager, Procurement Department Sakaide Shipyard	
	Aug. 2003	Senior Manager, Procurement Department	
	Jun. 2005	Director General Manager, Planning & Control Division	
	Apr. 2008	Director, Assistant to the President (current position)	

There is no special conflict of interest between the Company and the candidate.

Mr. Nobuyuki Okazaki is to retire the director of Kawasaki Shipbuilding Corporation on Jun 24, 2008.

(Attachment)

Condensed Consolidated Balance Sheet

(As of March 31, 2008)

	(Millions of yen)	(Thousands of U.S.dollars)
Assets :		
Current assets :		
Cash on hand and in banks	¥ 39,875	$ 397,954
Trade receivables, less allowance	433,155	4,322,904
Inventories	439,310	4,384,331
Other current assets	69,942	698,025
Total current assets	982,282	9,803,214
Investments and long-term loans, less allowance	79,675	795,159
Net property, plant and equipment	259,927	2,594,082
Intangible and other assets	56,886	567,725
Total assets	¥ 1,378,770	$ 13,760,180
Liabilities and net assets :		
Current liabilities :		
Short-term borrowings		
and current portion of long-term debt	¥ 137,681	$ 1,374,062
Trade payables	431,000	4,301,397
Advances from customers	124,679	1,244,301
Other current liabilities	131,911	1,316,478
Total current liabilities	825,271	8,236,238
Long-term liabilities :		
Long-term debt, less current portion	138,766	1,384,890
Others	95,695	955,040
Total long-term liabilities	234,461	2,339,930
Net assets :		
Common stock	104,329	1,041,208
Capital surplus	54,291	541,826
Retained earnings	151,401	1,510,988
Net unrealized gains on securities	10,292	102,715
Gains/losses on hedging items	5,217	52,066
Foreign currency translation adjustments	(11,878)	(118,543)
Treasury stock	(460)	(4,591)
Minority interests	5,846	58,343
Total net assets	319,038	3,184,012
Total liabilities and net assets	¥ 1,378,770	$ 13,760,180

(Note) Japanese Yen are translated into U.S. Dollars at the rate of 100.2 Yen per dollar,

the exchange rate at March 31, 2008.

(Attachment)

Condensed Consolidated Statement of Operations

(For the year ended March 31, 2008)

	(Millions of yen)	(Thousands of U.S.dollars)
Net sales	¥ 1,501,097	$ 14,981,008
Cost of sales	1,262,032	12,595,130
Gross profit	239,065	2,385,878
Selling, general and administrative expenses	162,155	1,618,313
Operating income	76,910	767,565
Other income (expenses) :		
Interest and dividend income	5,005	49,950
Equity in income of unconsolidated subsidiaries and affiliates	7,642	76,267
Interest expense	(7,980)	(79,641)
Other, net	(23,522)	(234,750)
Income before income taxes and minority interests	58,055	579,391
Income taxes	(22,011)	(219,671)
Minority interests in net income of consolidated subsidiaries	(903)	(9,011)
Net income	¥ 35,141	$ 350,709

(Note) Japanese Yen are translated into U.S. Dollars at the rate of 100.2 Yen per dollar,

the exchange rate at March 31, 2008.

(Attachment)

Condensed Non-consolidated Balance Sheet

(As of March 31, 2008)

	(Millions of yen)	(Thousands of U.S.dollars)
Assets :		
Current assets	¥ 612,879	$ 6,116,557
Property, plant and equipment	133,870	1,336,028
Other non-current assets	176,213	1,758,613
Total assets	922,962	9,211,198
Liabilities and net assets :		
Current liabilities	508,230	5,072,156
Long-term liabilities	159,366	1,590,479
Net assets	255,366	2,548,563
Total liabilities and net assets	¥ 922,962	$ 9,211,198

Condensed Non-consolidated Statement of Income

(For the year ended March 31, 2008)

	(Millions of yen)	(Thousands of U.S.dollars)
Net sales	¥ 889,963	$ 8,881,866
Cost of sales	784,062	7,824,970
Gross profit	105,901	1,056,896
Selling, general and administrative expenses	62,848	627,225
Operating profit	43,053	429,671
Other income (expenses)	(14,554)	(145,250)
Profit before income taxes	28,499	284,421
Income taxes		
Current	(8,744)	(87,266)
Deferred	1,067	10,649
Net profit	¥ 20,822	$ 207,804

(Note) Japanese Yen are translated into U.S. Dollars at the rate of 100.2 Yen per dollar,

the exchange rate at March 31, 2008.

EXHIBIT 3

証券コード　7012

平成20年6月3日

株　主　各　位

神戸市中央区東川崎町3丁目1番1号

（本社事務所）
神戸市中央区東川崎町1丁目1番3号

川崎重工業株式会社

取締役社長　大　橋　忠　晴

第185期定時株主総会招集ご通知

拝啓　ますますご清祥のこととお喜び申しあげます。

　さて、当社第185期定時株主総会を下記のとおり開催いたしますので、ご出席くださいますようご通知申しあげます。

　なお、当日ご出席願えない場合は、お手数ながら後記の「株主総会参考書類」をご検討のうえ、書面又は電磁的方法（インターネット等）により、平成20年6月24日午後5時までに議決権をご行使いただきますようお願い申しあげます。

［郵送による議決権行使の場合］

　同封の議決権行使書用紙に議案に対する賛否をご表示のうえ、上記行使期限までに到着するようご返送ください。

［インターネットによる議決権行使の場合］

　同封の議決権行使書用紙に記載しております議決権行使コードとパスワードによりインターネットウェブサイト（http://www.web54.net）にアクセスし、画面の案内にしたがって賛否を入力いただき、議決権をご行使ください。

　なお、議決権のご行使にあたっては、後記50ページから51ページに記載の「インターネットによる議決権行使について」をお読みください。

敬　具

<center>記</center>

1. 日　時　平成20年6月25日（水曜日）午前10時（開場午前9時）
2. 場　所　神戸市中央区御幸通8丁目1番6号

　　　　　神戸国際会館　こくさいホール

　　　　　（今回から会場が変更となっておりますので、末尾記載の「会場ご案内図」を
　　　　　ご参照のうえ、お間違えのないようお願いいたします。）

3. 目的事項
報 告 事 項　1.　第185期（平成19年4月1日から平成20年3月31日まで）事業報告、連結計算書類並びに会計監査人及び
　　　　　　　　　監査役会の連結計算書類監査結果報告の件
　　　　　　　　2.　第185期（平成19年4月1日から平成20年3月31日まで）計算書類報告の件
第1号議案　剰余金の処分の件
第2号議案　取締役9名選任の件
第3号議案　監査役1名選任の件
（各議案の内容につきましては、後記の「株主総会参考書類」をご参照ください。）

4. その他株主総会招集に関する決定事項
　　書面又は電磁的方法により二重に議決権を行使された場合は、後に到着したものを有効と
しますが、同日に到着したものは、電磁的方法による議決権行使を有効とさせていただきま
す。
　　議決権の不統一行使を行う株主様は、株主総会の日の3日前までに、書面をもってその旨
及び理由をご通知くださいますようお願い申しあげます。

以　上

1. 当日ご出席の場合は、お手数ながら同封の議決権行使書用紙を会場受付にご提出く
ださいますようお願い申しあげます。
2. 添付書類及び株主総会参考書類に修正をすべき事情が生じた場合は、インターネッ
トの当社ウェブサイト（http://www.khi.co.jp）において、修正後の事項を掲載さ
せていただきます。

<center>－ 2 －</center>

事 業 報 告

$$\begin{pmatrix}平成19年4月1日から\\平成20年3月31日まで\end{pmatrix}$$

1. 企業集団の現況に関する事項

(1) 事業の経過及びその成果

①全般の概況

　当連結会計年度におけるわが国経済は、上半期においては、不安要因はあったものの概ね底堅く推移しましたが、下半期に入り原油高に伴う原材料及び消費財価格の一段の上昇や株式市場の下落、円高ドル安の進行など、不透明感が増す中で推移しました。海外においても、上半期は概ね順調に推移していましたが、下半期に入って、中国などでは好況が続いている一方、米国におけるサブプライムローン問題などに伴い、欧米の一部に信用収縮や景気の減速が見られるなど不安材料が多く見られるようになりました。

　このような経営環境の下、川崎重工グループの受注高は、船舶事業での多数のばら積み貨物船の受注などにより、1兆6,107億円と前年度を1％上回りました。

　売上高につきましては、船舶および汎用機事業などで増加し、1兆5,010億円と前年度を4％上回りました。

　利益面につきましては、主に上半期において為替レートが円安ドル高傾向で推移したことに加え、船舶事業およびプラント・環境事業の黒字化などにより、営業利益は769億円と前年度を11％上回り、経常利益は639億円と前年度を30％上回りました。

　また、特別利益として退職給付信託設定益など16億円を、特別損失として減損損失など75億円をそれぞれ計上しました。

　以上の結果、当期純利益は、前年度を18％上回る351億円となり、売上高、営業利益、経常利益とともに、過去最高となりました。

②事業部門別の状況

船舶事業では、LNG船2隻、LPG船3隻、ばら積み貨物船22隻、潜水艦1隻を受注しました。ばら積み貨物船を多数受注したことにより、受注高は2,513億円と前年度を大幅に上回りました。

売上高は、LNG船、LPG船、大型タンカー、ばら積み貨物船、潜水艦などを計上し、1,413億円と前年度を大幅に上回りました。

営業利益は、売上高の増加および採算改善により32億円となり、損失を計上した前年度より大幅に改善しました。

車両事業では、JR各社から新幹線電車、通勤電車、機関車、貨車などを、公営・私鉄各社から地下鉄電車、通勤電車などを、海外からはニューヨーク市地下鉄電車などを受注しましたが、受注高は1,832億円となり、海外向け大型プロジェクトを受注した前年度を大幅に下回りました。

売上高は、鉄道車両においてJR向け車両の納入が増加したものの、海外向けが減少したため、1,717億円と前年度を下回りました。なお、建設機械においては、北米向け販売が減少したものの、その他一般輸出向けが増加したため、建設機械全体ではほぼ前年度並みとなりました。

営業利益は、売上高の減少に伴い前年度から59億円減少し、71億円となりました。

航空宇宙事業では、ボーイング社向けB787・777旅客機分担製造品などを受注しましたが、防衛省向けが減少したため、受注高は2,025億円と前年度を大幅に下回りました。

売上高は、防衛省向けの売上が減少したことにより、2,373億円と前年度を下回りました。

営業利益は、売上高の減少に伴い前年度から25億円減少し、108億円となりました。

ガスタービン・機械事業では、防衛省向けヘリコプター用エンジン、国内外の顧客向けガスタービン発電設備、陸用タービン設備などを受注したほか、Ｖ2500・トレントなどの民需航空機用エンジン分担製造品や、舶用ディーゼル主機関、水力機械の受注が増加したことなどにより、受注高は2,274億円と前年度を上回りました。

売上高は、舶用蒸気タービン主機関の売上は減少したものの、民需航空機用エンジン分担製造品や天然ガス圧送設備の売上の増加などにより、1,854億円と前年度を上回りました。

営業利益は、民需航空機用エンジン分担製造品の売上の増加などにより、前年度から35億円増加し、133億円となりました。

プラント・環境事業では、ボイラタービン発電設備、セメント排熱発電設備などの各種プラントおよびシールド掘進機などを受注しましたが、受注高は1,060億円となり、セメントプラントなどの大型案件を受注した前年度を大幅に下回りました。

売上高は、ＬＮＧ基地の他、海外向けセメント・肥料プラントの売上が増加したことなどにより、1,425億円と前年度を上回りました。

営業利益は、売上高の増加に加えて、プラントおよび環境各部門の分社会社の合併による合理化効果や不採算案件の減少などにより、108億円となり、損失を計上した前年度より大幅に改善しました。

汎用機事業では、北米向け二輪車の販売は減少したものの、欧州向け二輪車の販売が増加したことにより、また、ロボットに関しては半導体関連は軟調だったものの、自動車関連が堅調に推移したため、売上高は4,339億円と前年度を上回りました。

営業利益は、売上高は増加したものの、資材費高騰の影響を受けたほか、減価償却費や販売促進費など諸費用の増加により、前年度から78億円減少し、196億円となりました。

油圧機器事業では、建設機械向けを中心に、受注高は923億円となり、前年度を大幅に上回りました。

売上高は、建設機械向けが引き続き高水準で推移したことにより、840億円と前年度を大幅に上回りました。

営業利益は、売上高の増加に伴い、前年度から30億円増加し、91億円となりました。

その他の事業では、売上高は1,045億円と前年度を上回りました。
営業利益は、前年度から11億円減少し、23億円となりました。

（事業部門別受注高・売上高・営業損益）

事　業　部　門	受　注　高		売　上　高		営　業　損　益	
	金　　額	対前年度比　増　減	金　　額	対前年度比　増　減	金　　額	対前年度比　増　減
	億円	億円	億円	億円	億円	億円
船　　舶　　事　　業	2,513	1,157	1,413	325	32	55
車　　両　　事　　業	1,832	△858	1,717	△125	71	△59
航　空　宇　宙　事　業	2,025	△531	2,373	△317	108	△25
ガスタービン・機械事業	2,274	225	1,854	21	133	35
プラント・環境事業	1,060	△441	1,425	204	108	132
汎　用　機　事　業	4,339	302	4,339	302	196	△78
油　圧　機　器　事　業	923	194	840	173	91	30
そ　　　の　　　他	1,139	132	1,045	39	23	△11
消　去　又　は　全　社	－	－	－	－	2	0
合　　　　　計	16,107	180	15,010	624	769	77

(注) 1.　売上高は、外部顧客に対するものを記載しております。
　　　2.　汎用機事業については、売上高をもって受注高としております。
　　　3.　従来「その他事業」に含めていた「油圧機器事業」については、当社グループ全体に占める
　　　　　重要性が高まったため、当連結会計年度より新たに区分して「油圧機器事業」と表示してお
　　　　　ります。

(2) 設備投資等の状況

　　当連結会計年度は、新機種・新製品対応のための設備、生産合理化のための設備を中心に、
総額505億円の設備投資を実施しました。
　　なお、当連結会計年度中に完工・取得した主な設備投資及び当連結会計年度末現在におい
て工事中の主な設備投資は、以下のとおりであります。
　　①当連結会計年度中に完工・取得した主な設備投資
　　　・車両開発・試験設備　　　　　　　　（車両事業）
　　　・航空機生産設備　　　　　　　　　　（航空宇宙事業）
　　　・ジェットエンジン生産設備　　　　　（ガスタービン・機械事業）
　　　・二輪車新機種開発設備、生産設備　　（汎用機事業）
　　　・油圧機器工場　　　　　　　　　　　（油圧機器事業）

②当連結会計年度末現在において工事中の主な設備投資
　　・船舶生産合理化設備　　　　　　　　（船舶事業）
　　・航空機生産設備、生産管理システム　（航空宇宙事業）
　　・車両生産管理システム　　　　　　　（車両事業）

(3) 資金調達の状況
　　当連結会計年度は、長期借入金33億円などの調達を行い、社債の償還、長期借入金の約定弁済、設備資金、運転資金等に充当しました。

(4) 事業の譲渡、吸収分割又は新設分割の状況
　　平成20年３月31日付けで、水門事業を、豊国工業株式会社に譲渡しました。

(5) 他の会社の事業の譲受けの状況
　　該当事項はありません。
　　なお、平成20年７月１日付けで、当社完全子会社のカワサキプラントシステムズ株式会社が、株式会社ＩＨＩからセメントプラント事業を譲受ける予定となっております。

(6) 吸収合併又は吸収分割による他の法人等の事業に関する権利義務の承継の状況
　　平成20年１月１日付けで、当社完全子会社の川重工事株式会社を吸収合併しました。

(7) 他の会社の株式その他の持分又は新株予約権等の取得又は処分の状況
　　平成19年８月１日付けで、株式交換により、エア・ウォーター防災株式会社の全株式を譲渡し、持分法適用会社から除外しました。
　　なお、平成20年４月１日付けで、株式会社神戸製鋼所との合弁会社である株式会社アーステクニカの株式を取得し、完全子会社にしました。
　　また、平成20年４月17日付けで、川崎設備工業株式会社の株式を一部処分し、持分法適用会社から除外しました。

(8) 対処すべき課題

　川崎重工グループは、米国・中国・アジアを中心とした旺盛な需要を背景とした長期にわたる緩やかな国内景気拡大の中で、平成16年度以降、順調に増収・増益を重ねてきました。しかしながら、昨年後半より、サブプライムローン問題に端を発する米国経済の停滞により、米国のみならず欧州、そして日本においても景況感が悪化しております。加えて、素材価格の高騰、外注費の上昇や熟練労働力の不足、為替相場の対ドル円高など、収益圧迫要因が数多く存在し、当社グループを取り巻く経営環境は急速に厳しさを増しております。

　このような状況において、当社グループは以下の主要課題3点について、グループ全体で確実に取り組み、中期経営計画「Global K」を達成することによって、「収益力の高いグローバル企業」へ着実に歩んでまいります。

① 調達体制の整備などによる資材費高騰への対策
② 円建て契約や多通貨建て取引の増加、海外生産の拡大などのコストのドル化、機動的為替ヘッジなどの対ドル円高対策
③ 固定費の圧縮、新たな市場の開拓、機動的な販売戦略などによる世界経済減速への対策

　また、当社グループは、上記のような事業環境の「潮目」の変化を認識・対応しながら、中長期的観点から、次の成長に向けた布石を着実に打ち、グループ全体で平成22年（2010年）度目標達成を目指すことを基本方針に、中期経営計画「Global K」の見直しを行う中で、個別事業・製品ごとの戦略・施策・経営資源配分などを市場動向と競争力に応じて洗い直し、グループ全体として着実な事業運営を推進していくこととしております。

　まず、当社グループの収益の基盤を担う車両事業、航空宇宙事業、ガスタービン・機械事業、汎用機事業については、以下の施策をそれぞれ展開することにより、収益力の維持・拡大を図ることとしております。

① 車両事業：北米を中心とした高水準の受注の下、国内・北米・アジア三大市場での事業運営体制の強化
② 航空宇宙事業：次期固定翼哨戒機の量産対応、次期輸送機開発の完遂、ボーイング787増産対応などの大型プロジェクトの推進
③ ガスタービン・機械事業：需要拡大に伴う民需航空機用ジェットエンジン、産業用ガスタービンなどの既存機種の拡販と新機種開発の推進、高効率ガスエンジンなどの新製品の事業展開
④ 汎用機事業：対ドル円高、サブプライムローン問題などの逆風下において、主力・最重点事業としての先進国向けモーターサイクルの収益性向上、製品競争力の向上のため、グローバルレベルで開発・生産体制の強化

　次に、プラント・環境事業は、この数年間の抜本的な構造改革を平成19年度で完了し、親会社から分社・独立したカワサキプラントシステムズ株式会社を母体の一つとして、新たな

事業構想として中期経営計画「Global K」に掲げた「エネルギー・環境関連事業」の育成を加速させてまいります。

　さらに船舶事業、油圧機器事業については、順調に収益基盤を強化しつつ事業拡大を図っており、グループ全体で支援し、以下の施策を推進いたします。

　① 船舶事業：中国事業を含めた川崎造船グループでの最適生産体制の強化

　② 油圧機器事業：機動的な経営資源の投資、世界５極体制（日米欧中韓）の強化

　また、ロボット事業、建設機械事業については、グループ経営の中で独自の戦略と機動性を駆使することにより、事業価値のさらなる伸長を目指し、収益体質の向上施策を実施しております。

　① ロボット事業：開発力強化、新規顧客の開拓

　② 建設機械事業：生産能力の向上

　なお、以上のような事業活動を行う上で、コンプライアンス（法令遵守）が大前提となることはいうまでもありません。当社グループは「違法行為は絶対に起こさない」ということを企業運営の基本とし、企業倫理・内部統制に関する社内規則を整備した上で、階層別教育の実施や、各種ガイドブックの配付、各組織でのコンプライアンス委員会の設置などの施策を、ＣＳＲ推進部を中心に実行してまいりました。今後ともさらなるコンプライアンスの徹底を組織的に行うことで、常に情報開示と透明性を最優先する企業風土の構築に努めてまいります。

　当社グループは、このように事業全般にわたって収益力を強化し、コンプライアンスを徹底することにより企業価値を向上させるとともに、信頼感のあるカワサキブランドの確立を目指してまいります。

(9) 財産及び損益の状況の推移
①企業集団の財産及び損益の状況の推移

区　　　　　　　分	第182期	第183期	第184期	第185期 (当連結会計年度)
受　　　注　　　高（億円）	13,018	13,516	15,926	16,107
売　　　上　　　高（億円）	12,415	13,224	14,386	15,010
経　常　利　益（億円）	210	308	490	639
当　期　純　利　益（億円）	114	164	297	351
１株当たり当期純利益	7円92銭	11円20銭	18円94銭	21円8銭
総　　　資　　　産（億円）	11,944	12,840	13,579	13,787
純　　　資　　　産（億円）	2,014	2,375	2,953	3,190

②当社の財産及び損益の状況の推移

区　　　　　　　分	第182期	第183期	第184期	第185期（当期）
受　　　注　　　高（億円）	8,707	8,768	9,595	8,913
売　　　上　　　高（億円）	8,762	8,459	9,196	8,899
経　常　利　益（億円）	113	233	338	317
当　期　純　利　益（億円）	79	136	213	208
１株当たり当期純利益	5円47銭	9円27銭	13円56銭	12円49銭
総　　　資　　　産（億円）	9,128	9,170	9,382	9,229
純　　　資　　　産（億円）	1,716	2,005	2,431	2,553

(10) 重要な親会社及び子会社の状況
①親会社の状況
　該当事項はありません。

②重要な子会社の状況
　重要な子会社

会　　社　　名	資　本　金	当社持株比率	事　業　内　容
株　式　会　社　川　崎　造　船	10,000百万円	100%	船舶、艦艇、海洋機器、その他輸送機器及びそれらの設備、部品の設計、製造、販売並びに修理等
川　重　商　事　株　式　会　社	600百万円	70%	各種産業用機械類、石油、鋼材、空調機器等の販売
カワサキプラントシステムズ株式会社	8,500百万円	100%	各種プラント、設備の設計・製作・据付・保守、3D-CAD配管設計、制御ソフトウェアの設計・製作

（次ページにつづく）

会　社　名	資　本　金	当社持株比率	事　業　内　容
株式会社 カワサキプレシジョンマシナリ	3,000百万円	100%	油圧機器・装置、機電製品、制御システムの設計、製造、販売、アフターサービス、メンテナンス
株式会社 カワサキマシンシステムズ	743百万円	100%	建設機械、汎用ガスタービン、産業用ロボット、その他産業機械・部品の販売・修理
日 本 飛 行 機 株 式 会 社	6,048百万円	100%	航空機の製造、整備及び改造、ロケット部分品及び宇宙機器の製造、標的システムの製造、非破壊検査システム・工業用ファン等の製造
川 重 冷 熱 工 業 株 式 会 社	1,460百万円	83%	ボイラ、空調機器、吸収式ヒートポンプ等の製造・販売・据付工事・アフターサービス
株式会社 カワサキモータースジャパン	100百万円	100%	二輪車、ジェットスキーの国内総販売元
株式会社 カワサキライフコーポレーション	400百万円	100%	不動産の売買・賃貸・ビル管理、保険代理業、リース・ローン業、ゴルフ場の経営
Canadian Kawasaki Motors Inc.	2百万カナダドル	100%	カナダにおける二輪車、四輪バギー車、ジェットスキー、汎用ガソリンエンジンの販売
Kawasaki Motors Corp., U.S.A.	65百万米ドル	100%	アメリカにおける二輪車、四輪バギー車、ジェットスキー、汎用ガソリンエンジンの販売
Kawasaki Motors Manufacturing Corp., U.S.A.	70百万米ドル	100%	アメリカにおける二輪車、四輪バギー車、ジェットスキー、汎用ガソリンエンジン、鉄道車両、産業用ロボットの製造
Kawasaki Rail Car, Inc.	60百万米ドル	(注) 1	鉄道車両・関連製品の製造・アフターサービス、各種エンジニアリング業務
Kawasaki Construction Machinery Corp. of America	8百万米ドル	(注) 2	アメリカにおける建設機械及び同関連製品の製造・販売・アフターサービス
Kawasaki Robotics (U.S.A.), Inc.	1百万米ドル	(注) 2	北米におけるロボットの販売
Kawasaki Precision Machinery (U.K.) Ltd.	5百万ポンド	(注) 3	油圧ポンプ・モータ、その他油圧製品の製造、販売
Kawasaki Motors Europe N.V.	14百万ユーロ	100%	欧州における二輪車、四輪バギー車、ジェットスキー、汎用ガソリンエンジンの販売統括
Kawasaki Motors Enterprise (Thailand) Co., Ltd.	1,900百万バーツ	100%	タイにおける二輪車の製造・販売
Kawasaki Motors (Phils.) Corporation	101百万ペソ	50%	フィリピンにおける二輪車の製造・販売

(注) 1. Kawasaki Rail Car, Inc. は、Kawasaki Motors Manufacturing Corp., U.S.A. の完全子会社であります。
　　 2. Kawasaki Construction Machinery Corp. of America及びKawasaki Robotics (U.S.A), Inc. は、Kawasaki Motors Corp., U.S.A. の完全子会社であります。
　　 3. Kawasaki Precision Machinery (U.K.)Ltd. は株式会社カワサキプレシジョンマシナリの完全子会社であります。
　　 4. 当連結会計年度から、重要な子会社に、Kawasaki Motors (Phils.) Corporationを加えました。

③企業結合の経過

　連結子会社は、上記②に掲げる重要な子会社19社を含め95社、持分法適用会社は18社であります。

④企業結合の成果

　前記の「事業の経過及びその成果」に記載のとおり、当連結会計年度の連結売上高は1兆5,010億円と、前年度に比べ624億円（4.3%）増加し、連結当期純利益は351億円となりました。

(11) 企業集団の主要な事業内容及び従業員の状況

事 業 部 門	主　　要　　事　　業	従業員数（名）
船 舶 事 業	船舶等の製造・販売	2,721
車 両 事 業	鉄道車両、土木建設機械、除雪機械等の製造・販売	3,343
航 空 宇 宙 事 業	航空機等の製造・販売	5,258
ガスタービン・機 械 事 業	ジェットエンジン、汎用ガスタービン、原動機等の製造・販売	3,105
プ ラ ン ト・環 境 事 業	産業機械、ボイラ、環境装置、鋼構造物等の製造・販売	2,746
汎 用 機 事 業	二輪車、四輪バギー車（ATV）、多用途四輪車、パーソナルウォータークラフト（「ジェットスキー」）、汎用ガソリンエンジン、産業用ロボット等の製造・販売	9,442
油 圧 機 器 事 業	油圧機器等の製造・販売	1,053
そ　の　他	商業、福利施設の管理等	2,234
全 社 共 通	（本社管理部門・研究開発部門等）	661
合　　　計	－	30,563（国内 23,542）（海外 7,021）

（注）当社の従業員数は10,263名（平均年齢 42.9歳、平均勤続年数 20.1年）です。

(12) 企業集団の主要な営業所及び工場
①当社

		名　称　及　び　所　在　地
主要な営業所	本　　　社	神戸本社(神戸市)、東京本社(東京都港区)以上2か所
	支　　　社	北海道支社(札幌市)、中部支社(名古屋市)、関西支社(大阪市)、九州支社(福岡市)以上4か所
	営　業　所	東北営業所(仙台市)、中国営業所(広島市)、沖縄営業所(那覇市)以上3か所
	海外事務所	北京(中国)、台北(台湾)、デリー(インド)、モスクワ(ロシア)以上4か所
工　　場　　等		岐阜工場(各務原市)、名古屋第一工場(愛知県弥富市)、名古屋第二工場(愛知県海部郡)、神戸工場、兵庫工場、西神工場(以上神戸市)、明石工場(明石市)、加古川工場(加古川市)、播州工場、播磨工場(以上兵庫県加古郡)、技術研究所(明石市)以上11か所

②重要な子会社
ⅰ) 国内

会　　社　　名	主要な営業所所在地	工　場　所　在　地
株　式　会　社　川　崎　造　船	神戸市	神戸市、坂出市
川　重　商　事　株　式　会　社	神戸市、東京都江東区	－
カワサキプラントシステムズ株式会社	神戸市、東京都江東区	－
株式会社カワサキプレシジョンマシナリ	神戸市	神戸市
株式会社カワサキマシンシステムズ	大阪市	－
日　本　飛　行　機　株　式　会　社	横浜市	横浜市、大和市
川　重　冷　熱　工　業　株　式　会　社	草津市、大阪市、東京都江東区	草津市
株式会社カワサキモータースジャパン	明石市	－
株式会社カワサキライフコーポレーション	神戸市	－

ⅱ) 国外

会　　　社　　　名	所　　在　　地
Canadian Kawasaki Motors Inc.	カナダ
Kawasaki Motors Corp., U.S.A.	アメリカ
Kawasaki Motors Manufacturing Corp., U.S.A.	アメリカ
Kawasaki Rail Car, Inc.	アメリカ
Kawasaki Construction Machinery Corp. of America	アメリカ
Kawasaki Robotics (USA), Inc.	アメリカ
Kawasaki Precision Machinery (UK) Ltd.	イギリス
Kawasaki Motors Europe N.V.	オランダ
Kawasaki Motors Enterprise (Thailand) Co.,Ltd.	タイ
Kawasaki Motors (Phils.) Corporation	フィリピン

(13) 主要な借入先

借　　　　入　　　　先	借　　入　　残　　高		
	長　　期	短　　期	合　　計
	億円	億円	億円
株式会社みずほコーポレート銀行	89	333	423
株式会社三井住友銀行	114	167	281
株式会社三菱東京ＵＦＪ銀行	20	187	207
Mizuho　Corporate　Bank　Nederland　N.V.	15	143	158
国際協力銀行	109	13	122

(14) その他企業集団の現況に関する重要な事項

① 子会社における事故について

　平成19年8月25日、株式会社川崎造船神戸工場において、修理作業中の大型クレーンが倒壊し、死亡者3名という重大事故が発生いたしました。亡くなられた方々のご冥福をお祈り申しあげますとともに、川崎重工グループ全体の安全管理体制の強化を図り、二度とこうした事態を引き起こさないよう努めてまいる所存であります。

② 重要な訴訟案件等

　当社は、平成18年6月27日、自治体等が発注したごみ焼却施設工事について、独占禁止法に違反する行為（談合）が行われていたとして、公正取引委員会から排除措置を命じる審決を受けましたが、これを不服として、東京高等裁判所に審決の取消訴訟を提起いたしました。なお、同訴訟は既に結審しておりますが、判決言渡し日は未定です。また、平成19年3月23日に、公正取引委員会から5,165百万円の課徴金納付命令を受けましたが、当社はこれを不服として公正取引委員会に対して審判請求を行い、現在係争中であります。

　一方、本件に関連し、談合行為によって発注者に対して損害を与えたとして、次のとおり当社単独又は他の会社とともに損害賠償を求める訴訟を提起されております。

自 治 体 等	訴 訟 の 現 況
熱 海 市 （住民訴訟）	平成19年11月28日に東京高等裁判所より、当社側勝訴（＝当社含む7社に対し1,357百万円の支払いを求める住民側の請求棄却）の判決が言渡されました。これに対し、住民側は最高裁判所に上告しています。
福 岡 市 （住民訴訟）	平成19年11月30日に福岡高等裁判所より、当社側敗訴（＝当社含む5社に対し2,088百万円の支払いを命じる）の判決が言渡されたため、当社は平成19年12月12日に最高裁判所に上告いたしました。
神 戸 市 （住民訴訟）	平成19年10月30日に大阪高等裁判所より、当社側敗訴（＝当社に対し1,637百万円の支払いを命じる）の判決が言渡されたため、当社は平成19年11月9日に最高裁判所に上告いたしました。
尼 崎 市 （住民訴訟）	平成19年11月30日に大阪高等裁判所より、当社側勝訴（＝当社含む6社に対し848百万円の支払いを求める住民側の請求棄却）の判決が言渡されました。これに対し、住民側は最高裁判所に上告しています。
湖北広域行政 事務センター	平成18年11月16日、大津地方裁判所に当社含む5社に対する677百万円の損害賠償請求訴訟が提起され、現在係争中であります。
一 宮 市	平成19年3月30日、名古屋地方裁判所に当社含む5社に対する1,650百万円の損害賠償請求訴訟が提起され、現在係争中であります。

2. 会社の株式に関する事項 (平成20年3月31日現在)

(1) 発行可能株式総数　　　　　3,360,000,000株

(2) 発行済株式の総数　　　　　1,669,629,122株（自己株式1,324,199株を含む）

（注）2010年満期ユーロ円建転換社債型新株予約権付社債及び2011年満期ユーロ円建転換社債型新株予約権付社債のそれぞれに付された新株予約権の行使及び第9回無担保転換社債の行使により、前期末に比べ10,003,246株増加しています。

(3) 株主数　　　　　　　　　　179,607名

(4) 発行済株式（自己株式を除く）の総数の10分の1以上の数を有する株主
　　該当事項はありませんが、主な株主の状況は下表のとおりです。

株　　　主　　　名	当 社 へ の 出 資 状 況	
	所 有 株 式 数	出 資 比 率
	千株	%
株 式 会 社 み ず ほ 銀 行	57,443	3.4
J F E ス チ ー ル 株 式 会 社	56,174	3.3
日 本 生 命 保 険 相 互 会 社	54,016	3.2
J P MORGAN CHASE BANK	53,183	3.1
日本マスタートラスト信託銀行株式会社（信託口）	53,176	3.1
東 京 海 上 日 動 火 災 保 険 株 式 会 社	46,397	2.7
日本トラスティ・サービス信託銀行株式会社（信託口）	37,158	2.2
川 崎 重 工 業 従 業 員 持 株 会	30,422	1.8
川 崎 重 工 共 栄 会	29,469	1.7
日 本 興 亜 損 害 保 険 株 式 会 社	27,521	1.6

3. 会社の新株予約権等に関する事項

(1) 当事業年度末日において当社役員が有する新株予約権の状況
　　該当事項はありません。

(2) 当事業年度中において使用人等に対して交付した新株予約権の状況
　　該当事項はありません。

(3) その他新株予約権等に関する重要な事項
現に発行している新株予約権

区　　　　　分	2010年満期ユーロ円建転換社債型新株予約権付社債に付された新株予約権
新　株　予　約　権　の　数	477個
目的となる株式の種類及び数	普通株式　2,620,879株
新　株　予　約　権　の　発　行　価　額	無償
新　株　予　約　権　付　社　債　の　残　高	477,000千円

（注）目的となる株式の数は、新株予約権付社債の残高を、転換価額182円で除したものであります。

区　　　　　分	2011年満期ユーロ円建転換社債型新株予約権付社債に付された新株予約権
新　株　予　約　権　の　数	3,475個
目的となる株式の種類及び数	普通株式　14,978,448株
新　株　予　約　権　の　発　行　価　額	無償
新　株　予　約　権　付　社　債　の　残　高	3,475,000千円

（注）目的となる株式の数は、新株予約権付社債の残高を、転換価額232円で除したものであります。

なお、上記のほか、商法の旧規定に基づいた転換社債を発行しております。

区　　　　　分	第8回無担保転換社債	第9回無担保転換社債
転　換　社　債　の　残　高	7,518,000千円	7,038,000千円
転換により発行する株式の種類	普通株式	普通株式
転換により発行する株式の数	12,571,906株	11,769,230株
転　換　価　額	598円	598円

（注）転換により発行する株式の数は、それぞれ転換社債の残高を転換価額で除したものであります。

4. 会社役員に関する事項

(1) 取締役及び監査役の氏名等

地　　位	氏　名	担当、他の法人等の代表状況等
取締役会長	田﨑　雅元	（財）新産業創造研究機構理事長、（社）日本防衛装備工業会会長、（社）日本造船工業会会長
※取締役社長	大橋　忠晴	
※取締役副社長	寺崎　正俊	社長補佐、本社管理部門統括、（株）川崎造船代表取締役会長
※取締役副社長	松﨑　　昭	社長補佐、技術統括、技術開発本部担当
※常務取締役	元山　近思	航空宇宙カンパニープレジデント
※常務取締役	野口　二郎	経営企画部長、関連企業部・法務部担当
※常務取締役	瀬川　雅司	車両カンパニープレジデント
※常務取締役	丹波　晨一	汎用機カンパニープレジデント
〇※常務取締役	三原　修二	人事労政部長、関西地区対外活動担当
〇※常務取締役	長谷川　聰	ガスタービン・機械カンパニープレジデント
監　査　役	上田　忠男	（常勤）
監　査　役	田上　　朗	（常勤）
監　査　役	川本　　洋	
監　査　役	土井　憲三	弁護士

(注) 1.　※印は、代表取締役を示します。
　　　2.　監査役 川本　洋及び土井憲三の両氏は、社外監査役であります。
　　　3.　〇印は、平成19年6月27日開催の第184期定時株主総会において、新たに就任した取締役を示します。
　　　4.　当事業年度中に、第184期定時株主総会終結の時をもって、取締役 吉野　隆氏が退任しました。
　　　5.　平成20年4月1日付けで取締役の地位が変更となり、取締役副社長（代表取締役）寺崎正俊氏と、常務取締役（代表取締役）野口二郎氏は取締役となりました。
　　　6.　監査役 上田忠男氏は、中小企業診断士の資格を有しており、財務及び会計に関する相当程度の知見を有しております。

7. 平成20年4月1日付けの業務執行体制は次のとおりです。

地　位	氏　名	担　当
社　　　長	大　橋　忠　晴	
副　社　長	松　﨑　　　昭	社長補佐、技術統括、技術開発本部長
常　　　務	元　山　近　思	航空宇宙カンパニープレジデント
常　　　務	瀬　川　雅　司	車両カンパニープレジデント
常　　　務	丹　波　晟　一	汎用機カンパニープレジデント
常　　　務	三　原　修　二	経営企画部長、関連企業部・法務部・人事労政部担当
常　　　務	長谷川　　　聰	ガスタービン・機械カンパニープレジデント
常務執行役員	神　林　伸　光	営業推進本部長
常務執行役員	松　岡　京　平	車両カンパニーバイスプレジデント
常務執行役員	村　山　　　滋	航空宇宙カンパニーバイスプレジデント
執　行　役　員	堀　川　英　嗣	航空宇宙カンパニー付（カンパニープレジデント特命事項担当）
執　行　役　員	服　部　　　晃	車両カンパニー車両ビジネスセンター長
執　行　役　員	浅　野　雄　一	ガスタービン・機械カンパニー機械ビジネスセンター長
執　行　役　員	山　口　　　徹	社長特命事項（株式会社カワサキマシンシステムズ担当）
執　行　役　員	髙　尾　光　俊	財務経理部長
執　行　役　員	木野内　総　介	汎用機カンパニー品質保証本部長
執　行　役　員	河　村　義　雄	汎用機カンパニー営業本部長
執　行　役　員	山　下　滉　司	CSR推進部長
執　行　役　員	菅　原　健　史	汎用機カンパニーサプライチェーン本部長
執　行　役　員	上　田　澄　広	技術開発本部副本部長 兼 システム技術開発センター長
執　行　役　員	金　森　　　渉	ガスタービン・機械カンパニーガスタービンビジネスセンター長
執　行　役　員	渡　邉　武　史	航空宇宙カンパニー企画本部長
執　行　役　員	村　田　泰　男	総務部長
執　行　役　員	牧　村　　　実	技術開発本部副本部長 兼 技術研究所長
執　行　役　員	宮　武　　　環	汎用機カンパニー企画本部長
執　行　役　員	山　中　秀　一	車両カンパニー企画本部長 兼 CSR部長
執　行　役　員	広　畑　昌　彦	ガスタービン・機械カンパニー企画本部長 兼 企画部長
執　行　役　員	田　中　信　介	営業推進本部付
執　行　役　員	下　村　　　豊	航空宇宙カンパニー付(P-X、C-X担当)

（注）平成20年4月30日付けで、執行役員　堀川英嗣氏は退任しました。

(2) 取締役及び監査役の報酬等の額

取締役　　10名	604,812千円
監査役　　4名	73,980千円（うち社外2名　13,740千円）

（注）取締役の報酬限度額は、月額60,000千円以内であります（平成13年6月28日開催の第178期定時株主総会において決議）。監査役の報酬限度額は、月額8,000千円以内であります（平成5年6月29日開催の第170期定時株主総会において決議）。

(3) 社外役員に関する事項

①他の会社の業務執行取締役等の兼任状況
該当事項はありません。

②他の株式会社の社外役員の兼任状況
監査役　土井憲三氏は、株式会社ワールドの社外監査役を兼任しております。なお、同社と当社の間には取引その他特別な関係はありません。

③当社又は特定関係事業者の業務執行取締役・使用人等との親族関係
該当事項はありません。

④当事業年度中の主な活動状況
取締役会及び監査役会への出席の状況及び発言の状況
監査役　川本　洋氏は、当事業年度中に開催された取締役会13回及び監査役会15回に全て出席し、主に会社経営者の経験からの発言を行っています。
監査役　土井憲三氏は、当事業年度中に開催された取締役会13回及び監査役会15回に全て出席し、主に弁護士としての専門的見地からの発言を行っています。

⑤責任限定契約の内容の概要
当社は、会社法第427条第1項の規定により、監査役川本　洋、土井憲三の両氏との間で責任限定契約を締結しております。当該契約に基づく責任の限度額は、10,000千円又は法令が規定する額のいずれか高い額となります。

5. 会計監査人の状況

(1) 会計監査人の名称

あずさ監査法人

(2) 当事業年度に係る会計監査人の報酬等の額

①当事業年度に係る会計監査人としての報酬等の額 　　　　　　　　　80,300千円

②当社及び当社子会社が支払うべき金銭その他の財産上の利益の合計額 　　154,910千円

(注) 当社と会計監査人との間の監査契約において、会社法に基づく監査と金融商品取引法に基づく監査の監査報酬等の額を区分しておらず、実質的にも区分できないため、上記金額にはこれらの合計額で記載しております。

(3) 非監査業務の内容

財務報告に係る内部統制の評価作業に係るアドバイザリー業務等

(4) 会計監査人の解任又は不再任の決定の方針

当社都合の場合の他、当該会計監査人が、会社法・公認会計士法等の法令に違反・抵触した場合及び公序良俗に反する行為があったと判断した場合、監査役会は、その事実に基づき当該会計監査人の解任又は不再任の検討を行い、監査役会規則に則り決定いたします。解任又は不再任が妥当と判断した場合は、「会計監査人の解任」又は「会計監査人の不再任を株主総会の付議議案とすること」を取締役会へ請求し、取締役会はそれを審議いたします。

6. 取締役の職務の執行が法令及び定款に適合することを確保するための体制その他業務の適正を確保するための体制

当社の内部統制システムについては、平成18年5月24日の取締役会で基本方針と構築された内部統制システム整備状況の確認について会社法に基づき決議し、その後、組織の変更や社内規定の変更の都度、取締役会にて再決議をしてきましたが、内部統制関係の社則の制定・改廃に伴い、次のとおり平成20年3月27日の取締役会にて再決議いたしております。

＜基本方針＞

川崎重工グループは、社会の発展に貢献することを使命とし、「カワサキグループ・ミッションステートメント」において、以下のグループミッション（果たすべき使命・役割）を掲げている。

グループミッション

『世界の人々の豊かな生活と地球環境の未来に貢献する "Global Kawasaki"』

このグループミッション実現のためには、ミッションステートメントの「実践」を通じて、ステークホルダーにとっての価値を向上させ、顧客・資本市場・社会の期待に応えていくことによって信頼を得ることが不可欠である。このような認識の下、当社グループは、これまでに構築してきた内部統制システムを維持するとともに、不断の見直しによってその改善を図り、もって、効率的で適法な企業体制をより強固なものとしていく。

＜整備状況＞
　平成20年3月1日をもって、「内部統制管理規則」の制定を中心に、内部統制関係の社内規則の新設、見直しを行い、より体系的かつ強固なものとした。その結果、当社における本決議時点での内部統制システム整備状況は以下のとおりとなっているが、当社を取り巻く環境の変化等も視野に入れ、今後も必要に応じて見直しを行うものとする。

(1) 取締役の職務の執行に係る情報の保存及び管理に関する体制
- 経営の意思決定及び業務執行の記録については法令に従った保存体制を確立するとともに、その他の情報も文書管理規程に従い、保存・管理されている。
- 会議体資料における機密、個人情報はそれぞれ社内規則による適正な取扱を徹底し、規則に定められた方法による検証や業務監査などにより、その実効性を確保している。

(2) 損失の危険の管理に関する体制
- 重要な経営方針他の取締役会付議を規則によって義務付けている。
- 決裁規則により重要事項の決裁ルールを明確にしている。
- リスク管理規則により、リスクの識別、評価及び対応に関する基本原則を明確にしている。
- 重要なプロジェクトについては、重要プロジェクトのリスク管理に関する規則により、適切なリスク管理の実施を制度化している。
- 危機管理規則を定め、緊急事態における行動指針を明らかにするとともに、危機管理体制を構築している。
- ＣＳＲ推進部、法務部を中心として、各種法令遵守の啓蒙・教育活動を継続して行い、コンプライアンスリスク発生を防ぐべく努めている。
- コンプライアンスリスクの管理のため川崎重工業企業倫理規則を制定するとともに、ＣＳＲ委員会の活動により企業倫理規則の実効性を確保している。
- 内部監査部門（ＣＳＲ推進部監査室）による業務監査を行い、業務執行の適正を確保している。

(3) 取締役の職務の執行が効率的に行われることを確保するための体制

- 取締役の業務分担により効率的業務執行を確保している。
- 取締役会の決議に基づき執行役員を定め、各事業分野における業務遂行の効率化を図っている。
- 社長諮問機関、補佐機関として経営会議や経営企画部を設置している。
- 経営計画を策定し、定期的にフォローアップすることで、全社の効率的事業運営を確保している。
- 当社グループへ経営方針・計画の周知及び意思統一のためのグループ業務執行会議を開催している。
- 機動的事業運営のための擬似会社制度として、カンパニー制度の導入・運営を行っている。
- 経営資源の効率的投入のため、製造原価、設備投資、間接経費などへの予算統制を行っている。

(4) 取締役及び使用人の職務の執行が法令及び定款に適合することを確保するための体制

- 業務執行から独立した取締役を置き、経営全般に対する取締役会の監督・監視機能を強化している。
- 上記(2)で述べたコンプライアンスリスク管理の施策をとっている。
- 取締役については、企業倫理の基本理念を自ら遵守する義務を負うほか、全従業員に法令等を遵守させる義務を負っており、その旨、川崎重工業企業倫理規則に規定している。
- 執行役員規則、就業規則により使用人の職務執行の法令及び定款への適合を確保している。
- 各種法令遵守の啓蒙・教育活動の継続的実施により、法令遵守への理解と意識を常に高めるよう努めている。特に独占禁止法遵守については、独占禁止法遵守に関する取締役会運営細則、及び独占禁止法遵守規則を定め、取締役及び使用人の同法規の遵守を確保するべく、啓蒙・教育を行っている。
- CSR推進部によりコンプライアンス体制、コンプライアンスの啓蒙教育、コンプライアンス報告・相談制度（内部通報制度）の運営をしており、各制度をモニタリングすることにより実効性を確保している。
- 反社会的勢力との関係を遮断するため、対応を統括する部署を設けるとともに、警察等外部の専門機関との緊密な連携関係を構築している。

(5) 会社並びにその親会社及び子会社からなる企業集団における業務の適正を確保するための体制

- 関連企業の株主として、株主総会における議決権行使による統制を行っている。

・関連企業規則・決裁規則によって関連会社運営の重要事項決定等の統制を行っている。
・非常勤取締役・非常勤監査役を派遣することによって経営の監督・監視を行っている。
その実効性を確保するため、関連企業非常勤役員内規を制定するとともに、非常勤役員
に対する啓蒙・教育を行っている。
・当社常勤監査役は関連企業常勤監査役とも連携して活動している。

(6) 監査役がその職務を補佐すべき使用人の設置を求めた場合の使用人に関する体制
・監査役の要請に応じて要員（監査役付）を配置している。

(7) 監査役の職務を補佐すべき使用人の取締役からの独立性に関する体制
・監査役の職務を補佐すべき使用人（監査役付）の人事は、監査役の同意を必要とする。

(8) 取締役及び使用人が監査役会又は監査役に報告するための体制、その他の監査役への報告に関する体制
・監査役は、取締役会の他、経営会議やＣＳＲ委員会などの全社会議体へ出席をしている。
・監査役は、取締役との定期的な意見交換を行っている。
・取締役が監査役に報告すべき事項を両者の協議により定めている。

(9) その他監査役の監査が実効的に行われることを確保するための体制
・会計監査人や内部監査部門は監査役と緊密に連携している。
・監査役の選任議案や監査役報酬等について、法令・定款に従い監査役の同意を得ている。

（注）本事業報告中の記載金額は表示単位未満の端数を切捨てております。

連 結 貸 借 対 照 表

(平成20年3月31日現在)

(単位 百万円)

科　　　目	金　　額	科　　　目	金　　額
資 産 の 部		負 債 の 部	
流 動 資 産	982,282	流 動 負 債	824,541
現 金 及 び 預 金	39,875	支払手形及び買掛金	430,999
受取手形及び売掛金	417,934	短 期 借 入 金	120,162
た な 卸 資 産	439,309	未 払 法 人 税 等	16,836
繰 延 税 金 資 産	25,250	繰 延 税 金 負 債	269
そ の 他	64,053	賞 与 引 当 金	19,263
		保 証 工 事 引 当 金	6,733
貸 倒 引 当 金	△4,140	受注工事損失引当金	8,836
		訴 訟 損 失 引 当 金	2,245
固 定 資 産	396,487	そ の 他	219,195
有 形 固 定 資 産	259,927	前 受 金	124,679
		1 年 内 償 還 社 債	17,518
建 物 及 び 構 築 物	100,982	そ の 他	76,998
機 械 装 置 及 び 運 搬 具	68,371	固 定 負 債	235,190
土 地	64,457	社 債	60,990
建 設 仮 勘 定	9,938	長 期 借 入 金	77,776
		繰 延 税 金 負 債	5,433
そ の 他	16,178	環 境 対 策 引 当 金	2,167
無 形 固 定 資 産	16,053	退 職 給 付 引 当 金	81,927
		そ の 他	6,895
投資その他の資産	120,506	負 債 合 計	1,059,732
		純 資 産 の 部	
投 資 有 価 証 券	47,189	株 主 資 本	309,560
		資 本 金	104,328
長 期 貸 付 金	2,005	資 本 剰 余 金	54,290
		利 益 剰 余 金	151,401
繰 延 税 金 資 産	38,336	自 己 株 式	△459
		評価・換算差額等	3,631
そ の 他	34,319	その他有価証券評価差額金	10,292
		繰 延 ヘ ッ ジ 損 益	5,217
		為 替 換 算 調 整 勘 定	△11,878
貸 倒 引 当 金	△1,344	少 数 株 主 持 分	5,845
		純 資 産 合 計	319,037
資 産 合 計	1,378,769	負 債 ・ 純 資 産 合 計	1,378,769

連 結 損 益 計 算 書

(平成19年4月1日から)
(平成20年3月31日まで)

（単位　百万円）

売　　上　　高		1,501,097
売　上　原　価		1,262,032
売　上　総　利　益		239,064
販売費及び一般管理費		162,154
営　業　利　益		76,910
営　業　外　収　益		17,845
受　取　利　息	3,654	
受　取　配　当　金	1,350	
有　価　証　券　売　却　益	465	
持　分　法　に　よ　る　投　資　利　益	7,642	
そ　の　他	4,733	
営　業　外　費　用		30,783
支　払　利　息	7,980	
為　替　差　損	11,548	
そ　の　他	11,254	
経　常　利　益		63,972
特　別　利　益		1,668
退　職　給　付　信　託　設　定　益	1,375	
関　連　会　社　株　式　売　却　益	292	
特　別　損　失		7,585
減　損　損　失	2,763	
訴　訟　損　失　引　当　金　繰　入　額	2,245	
環　境　対　策　引　当　金　繰　入　額	2,167	
関　連　会　社　株　式　売　却　損	408	
税　金　等　調　整　前　当　期　純　利　益		58,055
法　人　税　、　住　民　税　及　び　事　業　税		23,270
法　人　税　等　調　整　額		△1,260
少　数　株　主　利　益		903
当　期　純　利　益		35,141

連結株主資本等変動計算書

（平成19年４月１日から平成20年３月31日まで） （単位　百万円）

	株　　　主　　　資　　　本				
	資　本　金	資本剰余金	利益剰余金	自 己 株 式	株主資本合計
平成19年３月31日残高	103,187	53,179	125,798	△55	282,110
当連結会計年度中の変動額					
新株の発行	1,141	1,112			2,254
剰余金の配当			△8,297		△8,297
当期純利益			35,141		35,141
自己株式の取得				△488	△488
自己株式の処分		18		79	97
その他		△19	△1,241	4	△1,256
株主資本以外の項目の当連結会計年度中の変動額（純額）					
当連結会計年度中の変動額合計	1,141	1,111	25,602	△404	27,450
平成20年３月31日残高	104,328	54,290	151,401	△459	309,560

	評　価　・　換　算　差　額　等				少数株主持　　分	純　資　産合　　計
	その他有価証券評価差額金	繰　　延ヘッジ損益	為 替 換 算調 整 勘 定	評価・換算差額等合計		
平成19年３月31日残高	19,342	△1,607	△9,417	8,317	4,949	295,377
当連結会計年度中の変動額						
新株の発行						2,254
剰余金の配当						△8,297
当期純利益						35,141
自己株式の取得						△488
自己株式の処分						97
その他						△1,256
株主資本以外の項目の当連結会計年度中の変動額　（純額）	△9,049	6,824	△2,461	△4,686	895	△3,790
当連結会計年度中の変動額合計	△9,049	6,824	△2,461	△4,686	895	23,659
平成20年３月31日残高	10,292	5,217	△11,878	3,631	5,845	319,037

（注）当連結会計年度の利益剰余金変動額の「その他」は、米国において会計基準が変更になったことに伴い、連結子会社 Kawasaki Motors Manufacturing Corp., U.S.A. および Kawasaki Motors Corp., U.S.A. における退職給付債務の積立不足額を利益剰余金から控除したこと等によるものである。

連結注記表

（連結計算書類作成のための基本となる重要な事項に関する注記）
1. 連結の範囲に関する事項
    (1) 連結子会社の数及び主要な連結子会社の名称
        計95社
        (国内) ㈱川崎造船、カワサキプラントシステムズ㈱、川重商事㈱、㈱カワサキマシンシステムズ、㈱カワサキプレシジョンマシナリ、日本飛行機㈱、川重冷熱工業㈱、㈱カワサキモータースジャパン、㈱カワサキライフコーポレーション
        (海外) Canadian Kawasaki Motors Inc. 、Kawasaki Motors Corp., U.S.A. 、Kawasaki Motors Manufacturing Corp., U.S.A. 、Kawasaki Rail Car, Inc. 、Kawasaki Construction Machinery Corp. of America、Kawasaki Robotics (USA), Inc. 、Kawasaki Motors Europe N.V. 、Kawasaki Motors Enterprise (Thailand) Co., Ltd. 、P.T. Kawasaki Motor Indonesia
    (2) 主要な非連結子会社
        川崎食品産業㈱（休眠中）
        非連結子会社はその総資産、売上高、損益及び利益剰余金等の観点からみて、連結計算書類に与える影響が重要でないため、連結の範囲から除いている。
2. 持分法の適用に関する事項
    (1) 持分法を適用した非連結子会社及び関連会社の数及び主要な会社等の名称
        計18社
        非連結子会社　－社
        関連会社　　　18社　㈱アーステクニカ、南通中遠川崎船舶工程有限公司
    (2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社等の名称
        非連結子会社　川崎食品産業㈱（休眠中）
        関連会社　　　民間航空機㈱、朝日アルミニウム㈱
        これらの関係会社については、損益及び利益剰余金等の観点からみて連結計算書類に与える影響が重要でないため持分法を適用していない。

3. 重要な会計方針
　(1) 資産の評価基準及び評価方法
　　① 有価証券
　　　　満期保有目的債券
　　　　　主として償却原価法により評価している。
　　　　その他有価証券
　　　　・時価のあるもの
　　　　　決算期末日の市場価格等に基づく時価法（評価差額は全部純資産直入法により処理し、売
　　　　　却原価は主として移動平均法により算定）により評価している。
　　　　・時価のないもの
　　　　　主として移動平均法による原価法により評価している。
　　　　　なお、売買目的有価証券については保有していない。
　　② たな卸資産
　　　　主として個別法、移動平均法及び先入先出法による原価法により評価している。
　　③ デリバティブ取引により生ずる正味の債権債務
　　　　時価法により評価している。
　(2) 固定資産の減価償却の方法
　　① 有形固定資産
　　　　主として定率法により償却している。ただし、平成10年4月1日以降取得した建物（建物附
　　　　属設備を除く）については、定額法により償却している。
　　② 無形固定資産
　　　　定額法により償却している。なお、ソフトウェア（自社利用分）については、社内における
　　　　利用可能期間（主として5年）に基づく定額法により償却している。
　(3) 外貨建の資産又は負債の本邦通貨への換算基準
　　　改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」
　　　（企業会計審議会　平成11年10月22日））によっている。
　(4) 引当金の計上の方法
　　① 貸倒引当金
　　　　債権の貸倒による損失に備えるため、一般債権については主として過去の貸倒実績率による
　　　　繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討
　　　　した必要額を計上している。
　　② 賞与引当金
　　　　従業員に支給する賞与に充てるため、支給見込額に基づき計上している。
　　③ 保証工事引当金
　　　　保証工事費用の支出に備え、過去の実績又は個別の見積りに基づき計上している。

④ 受注工事損失引当金

当連結会計年度末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、当連結会計年度末時点で当該損失額を合理的に見積ることが可能な工事について、翌連結会計年度以降の損失見積額を計上している。

⑤ 退職給付引当金

従業員の退職給付に備え、当連結会計年度末の退職給付債務及び年金資産（退職給付信託を含む）の見込額に基づき当連結会計年度末において発生していると認められる額を計上しており、会計基準変更時差異は、一部の連結子会社を除き10年による按分額を費用処理している。

また、数理計算上の差異は、主として10年による定額法により翌連結会計年度から費用処理し、過去勤務債務は、主として10年による定額法により当連結会計年度から費用処理している。

⑥ 訴訟損失引当金

訴訟に対する損失に備えるため、判決に基づく見積り額を計上している。

⑦ 環境対策引当金

「ポリ塩化ビフェニル廃棄物の適正な処理の推進に関する特別措置法」によって処理することが義務付けられているPCB廃棄物の処理に備えるため、その処理費用見積額を計上している。

(5) ヘッジ会計の方針

繰延ヘッジ会計を適用しており、デリバティブ取引等ヘッジ手段を時価評価したことによる評価損益並びに評価差額金については、ヘッジ対象に係る損益が認識されるまで純資産として繰り延べている。

(6) 収益の計上基準

長期大型の工事（主として工期1年超、請負金額30億円以上）に係る収益の計上については工事進行基準を、その他の工事については工事完成基準を適用している。

なお、引渡受注工事の売上金額が決定せず及び（又は）売上原価の集計が完了していない工事については、いずれも見積り計上を行っている。

(7) 消費税及び地方消費税の会計処理は、税抜方式によっている。

(8) 連結子会社の資産及び負債の評価の方法

連結子会社の資産及び負債の評価については、全面時価評価法を採用している。

(9) のれん及び負ののれんの償却の方法

のれん及び負ののれんについては、その効果の及ぶ期間を見積り、当該期間において均等償却を行っている。但し、金額的重要性に乏しいものについては、当該連結会計年度において一括償却している。

（会計方針の変更に関する注記）

減価償却資産の減価償却の方法の変更

法人税法の改正に伴い、当連結会計年度より、平成19年4月1日以降に取得した有形固定資産については、改正後の法人税法に基づく減価償却の方法に変更している。

これにより営業利益、経常利益及び税金等調整前当期純利益はそれぞれ1,162百万円減少している。

（追加情報）
　　法人税法の改正に伴い、平成19年3月31日以前に取得した有形固定資産については、改正前の法人税法に基づく減価償却の方法の適用により取得価額の5％に到達した連結会計年度の翌連結会計年度より、取得価額の5％相当額と備忘価額との差額を5年間にわたり均等償却し、減価償却費に含めて計上している。
　　これにより営業利益、経常利益及び税金等調整前当期純利益はそれぞれ2,761百万円減少している。

（連結貸借対照表に関する注記）
1. 記載金額は表示単位未満の端数を切捨てている。
2. 有形固定資産に対する減価償却累計額　　　　　575,682百万円
3. 保証債務　　　　　　　　　　　　　　　　　　38,393百万円
4. 担保に提供している資産
　　建物及び構築物　　　　　　　　　　　　　　5,521百万円
　　土地　　　　　　　　　　　　　　　　　　　940百万円
　　投資有価証券　　　　　　　　　　　　　　　302百万円
　　その他　　　　　　　　　　　　　　　　　　13百万円
　　担保に係る債務
　　短期借入金　　　　　　　　　　　　　　　　793百万円
　　長期借入金　　　　　　　　　　　　　　　　1,904百万円
　　その他　　　　　　　　　　　　　　　　　　79百万円

（連結損益計算書に関する注記）
1. 記載金額は表示単位未満の端数を切捨てている。
2. 退職給付信託設定益は、保有する投資有価証券を退職給付信託に追加拠出したことによるものである。
3. 関連会社株式売却益は、エア・ウォーター防災㈱株式の売却によるものである。
4. 減損損失
　(1) 減損損失を認識した資産グループの概要

用　　途	場　　所	種　　類
事業用資産	千葉県袖ヶ浦市	土地
遊休資産	千葉県袖ヶ浦市	土地等
事業用資産	兵庫県加古郡稲美町	土地

(2) 資産のグルーピングの方法

資産のグルーピングは、主として事業内容を基に行い、重要な賃貸用資産及び遊休資産は個々の資産グループとして取り扱っている。

(3) 減損損失の認識に至った経緯

一部の資産について、事業損益が悪化もしくは、市場価格が下落したため、帳簿価額を回収可能価額まで減額した。

(4) 回収可能価額の算定方法

回収可能価額は正味売却価額により測定しており、不動産鑑定評価もしくは、固定資産税評価額により評価している。

(5) 減損損失の金額

減損処理額2,763百万円は減損損失として特別損失に計上しており、固定資産の種類ごとの内訳は次のとおりである。

土地	2,277百万円
建物等	486
計	2,763

5. 関連会社株式売却損は、川崎設備工業㈱株式の売却によるものである。

(連結株主資本等変動計算書に関する注記)

1. 当連結会計年度の末日における発行済株式の総数　　普通株式　　　1,669,629,122株

2. 配当に関する事項

決　　　　議	配当金の総額	1株当たり配当額	基　　準　　日	効力発生日
平成19年6月27日 定時株主総会	8,297百万円	5円	平成19年3月31日	平成19年6月28日

決　議　予　定	配当金の総額	1株当たり配当額	基　　準　　日	効力発生日
平成20年6月25日 定時株主総会	8,341百万円	5円	平成20年3月31日	平成20年6月26日

3. 新株予約権の目的となる株式の種類及び数　　　　普通株式　　　17,599,327株

(1株当たり情報に関する注記)

1. 1株当たり純資産額　　　　　　　　　　　187.73円

2. 1株当たり当期純利益　　　　　　　　　　 21.08円

貸 借 対 照 表

(平成20年3月31日現在)

(単位　百万円)

科　　目	金　額	科　　目	金　額
資 産 の 部		**負 債 の 部**	
流 動 資 産	612,879	流 動 負 債	508,229
現 金 預 金	18,823	支 払 手 形	34,066
受 取 手 形	1,494	買 掛 金	267,340
売 掛 金	242,641	短 期 借 入 金	87,934
原 材 料 及 び 貯 蔵 品	45,909	長期借入金(返済1年以内)	3,527
仕 掛 品	228,894	社債(償還1年以内)	10,000
前 渡 金	16,289	転換社債(償還1年以内)	7,518
前 払 費 用	302	設 備 支 払 手 形	1,223
繰 延 税 金 資 産	6,351	未 払 金	10,639
短 期 貸 付 金	20,041	未 払 費 用	25,411
未 収 入 金	12,749	未 払 法 人 税 等	5,817
未 収 収 益	24	前 受 金	35,639
そ の 他	20,292	預 り 金	1,007
貸 倒 引 当 金	△935	賞 与 引 当 金	10,797
固 定 資 産	310,082	保 証 工 事 引 当 金	724
有 形 固 定 資 産	133,869	受注工事損失引当金	2,882
建 物	46,045	訴 訟 損 失 引 当 金	2,245
構 築 物	9,155	そ の 他	1,454
機 械 装 置	30,416	固 定 負 債	159,366
船 舶	2	社 債	50,000
航 空 機	200	転 換 社 債	7,038
車 両 運 搬 具	649	新 株 予 約 権 付 社 債	3,952
工 具 器 具 備 品	9,547	長 期 借 入 金	70,155
土 地	34,441	長 期 未 払 金	485
建 設 仮 勘 定	3,410	環 境 対 策 引 当 金	1,386
無 形 固 定 資 産	11,256	退 職 給 付 引 当 金	25,823
ソ フ ト ウ ェ ア	3,793	そ の 他	524
製 造 実 施 権	398	**負 債 合 計**	667,596
そ の 他	7,064	**純 資 産 の 部**	
投 資 そ の 他 の 資 産	164,956	**株 主 資 本**	240,745
投 資 有 価 証 券	43,417	資 本 金	104,328
関 係 会 社 株 式	88,494	資 本 剰 余 金	52,107
関 係 会 社 出 資 金	1,826	資 本 準 備 金	52,058
長 期 貸 付 金	4,745	その他資本剰余金	48
繰 延 税 金 資 産	21,000	利 益 剰 余 金	84,769
そ の 他	6,100	その他利益剰余金	84,769
貸 倒 引 当 金	△629	特 別 償 却 積 立 金	174
		固 定 資 産 圧 縮 積 立 金	6,734
		繰 越 利 益 剰 余 金	77,859
		自 己 株 式	△459
		評価・換算差額等	14,620
		その他有価証券評価差額金	9,237
		繰 延 ヘ ッ ジ 損 益	5,383
		純 資 産 合 計	255,366
資 産 合 計	922,962	**負債・純資産合計**	922,962

損 益 計 算 書

(平成19年4月1日から)
(平成20年3月31日まで)

(単位　百万円)

売　　上　　高		889,963
売　上　原　価		784,062
売　上　総　利　益		105,900
販売費及び一般管理費		62,847
営　業　利　益		43,053
営　業　外　収　益		9,051
受　取　利　息	1,059	
受　取　配　当　金	6,640	
有　価　証　券　売　却　益	394	
そ　の　他	956	
営　業　外　費　用		20,399
支　払　利　息	2,944	
社　債　利　息	1,617	
為　替　差　損	8,525	
そ　の　他	7,312	
経　常　利　益		31,705
特　別　利　益		3,088
関　連　会　社　株　式　売　却　益	1,522	
退　職　給　付　信　託　設　定　益	1,375	
抱　合　せ　株　式　消　滅　差　益	189	
特　別　損　失		6,294
減　損　損　失	2,662	
訴　訟　損　失　引　当　金　繰　入　額	2,245	
環　境　対　策　引　当　金　繰　入　額	1,386	
税　引　前　当　期　純　利　益		28,499
法　人　税　、　住　民　税　及　び　事　業　税	8,743	
法　人　税　等　調　整　額	△1,066	
差　　　引		7,677
当　期　純　利　益		20,822

株主資本等変動計算書

（平成19年4月1日から平成20年3月31日まで）　　　　　　（単位　百万円）

	株　　主　　資　　本							
		資本剰余金		利益剰余金				
				その他利益剰余金				
	資本金	資　本準備金	その他資本剰余金	特別償却積立金	固定資産圧縮積立金	繰越利益剰余金	自己株式	株主資本合　計
平成19年3月31日残高	103,187	50,945	49	423	6,963	64,857	△45	226,382
当期変動額								
新株の発行	1,141	1,112						2,254
剰余金の配当						△8,297		△8,297
当期純利益						20,822		20,822
自己株式の取得							△488	△488
自己株式の処分			△1				74	73
特別償却積立金取崩				△251		251		－
固定資産圧縮積立金取崩					△228	228		－
特別償却積立金の積立				2		△2		－
株主資本以外の項目の当期変動額（純額）								
当期変動額合計	1,141	1,112	△1	△249	△228	13,002	△414	14,363
平成20年3月31日残高	104,328	52,058	48	174	6,734	77,859	△459	240,745

	評価・換算差額等			純資産合計
	その他有価証券評価差額金	繰　延ヘッジ損益	評価・換算差額等合計	
平成19年3月31日残高	17,810	△1,062	16,747	243,129
当期変動額				
新株の発行				2,254
剰余金の配当				△8,297
当期純利益				20,822
自己株式の取得				△488
自己株式の処分				73
特別償却積立金取崩				－
固定資産圧縮積立金取崩				－
特別償却積立金の積立				－
株主資本以外の項目の当期変動額（純額）	△8,573	6,446	△2,127	△2,127
当期変動額合計	△8,573	6,446	△2,127	12,236
平成20年3月31日残高	9,237	5,383	14,620	255,366

個別注記表

（重要な会計方針に関する事項に関する注記）
1. 有価証券の評価方法は以下による。
   (1) 子会社及び関連会社株式
       移動平均法による原価法
   (2) その他有価証券
       ・時価のあるもの……決算期末日の市場価格等に基づく時価法
       なお、評価差額の処理は全部純資産直入法を適用し、評価差額の合計額から税効果額を控除
       した後の金額を純資産の部に「その他有価証券評価差額金」として表示している。
       また、売却原価は移動平均法により算定している。
       ・時価のないもの……移動平均法による原価法
       なお、売買目的有価証券並びに満期保有目的債券については保有していない。
2. たな卸資産は、個別法及び移動平均法による原価法により評価している。
3. デリバティブの評価方法は、時価法によっている。
4. 有形固定資産の減価償却の方法は、定率法によっている。ただし、平成10年4月1日以降に取得
   した建物（建物附属設備を除く）については、定額法を採用している。
5. 無形固定資産の減価償却の方法は、定額法によっている。なお、ソフトウェア（自社利用分）に
   ついては、社内における利用可能期間（5年）に基づく定額法によっている。
6. 外貨建の資産又は負債の本邦通貨への換算基準は、改訂後の外貨建取引等会計処理基準（「外貨
   建取引等会計処理基準の改訂に関する意見書」（企業会計審議会　平成11年10月22日））によっ
   ている。
7. 引当金の計上基準
   (1) 貸倒引当金は、債権の貸倒による損失に備えるため、一般債権については過去の貸倒実績率に
       よる繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検
       討した必要額を計上している。
   (2) 賞与引当金は、当社の賞与支給規程に基づき従業員に支給する賞与に充てるため、支給見込額
       に基づき計上している。
   (3) 保証工事引当金は、保証工事費用の支出に備え、過去の実績又は個別の見積りに基づき計上し
       ている。
   (4) 受注工事損失引当金は、当事業年度末の未引渡工事のうち、大幅な損失が発生すると見込まれ、
       かつ、当事業年度末時点で当該損失額を合理的に見積ることが可能な工事について、翌事業年
       度以降の損失見積額を計上している。

(5) 退職給付引当金は、従業員の退職給付に備え、当事業年度末の退職給付債務及び年金資産（退職給付信託を含む）の見込額に基づき当事業年度末において発生していると認められる額を計上しており、会計基準変更時差異は、10年による按分額を費用処理している。また、数理計算上の差異は、10年による定額法により翌事業年度から費用処理し、過去勤務債務は、10年による定額法により当事業年度から費用処理している。なお、退職給付引当金のうち、相殺表示されている退職給付信託における年金資産額は46,863百万円（株式信託拠出時の時価）である。
(6) 訴訟損失引当金は、訴訟に対する損失に備えるため、判決に基づく見積額を計上している。
(7) 環境対策引当金は、「ポリ塩化ビフェニル廃棄物の適正な処理の推進に関する特別措置法」によって処理することが義務付けられているPCB廃棄物の処理に備えるため、その処理費用見積額を計上している。

8. ヘッジ会計の方針
   繰延ヘッジ会計を適用しており、デリバティブ取引等ヘッジ手段を時価評価したことによる評価損益並びに評価差額金については、ヘッジ対象に係る損益が認識されるまで純資産として繰り延べている。

9. 長期・大型の請負工事（工期1年超、請負金額30億円以上）に係る収益の計上については工事進行基準を、その他の工事については工事完成基準を採用している。なお、引渡受注工事の売上金額が決定せず及び（又は）売上原価の集計が完了していない工事については、いずれも見積り計上を行っている。

10. 消費税及び地方消費税の会計処理は、税抜方式によっている。

（会計方針の変更に関する注記）
減価償却資産の減価償却の方法の変更
   法人税法の改正に伴い、当事業年度より、平成19年4月1日以降に取得した有形固定資産については、改正後の法人税法に基づく減価償却の方法に変更している。
   これにより営業利益、経常利益及び税引前当期純利益はそれぞれ810百万円減少している。

（追加情報）
   法人税法の改正に伴い、平成19年3月31日以前に取得した有形固定資産については、改正前の法人税法に基づく減価償却の方法の適用により取得価額の5％に到達した事業年度の翌事業年度より、取得価額の5％相当額と備忘価額との差額を5年間にわたり均等償却し、減価償却費に含めて計上している。
   これにより営業利益、経常利益及び税引前当期純利益はそれぞれ2,189百万円減少している。

(貸借対照表に関する注記)
1. 記載金額は表示単位未満の端数を切捨てている。
2. 有形固定資産の減価償却累計額　　　　　　　　357,192百万円
3. 関係会社に対する金銭債権債務
　　短期金銭債権　　　　　　　　　　　　　　　164,150百万円
　　長期金銭債権　　　　　　　　　　　　　　　　5,492百万円
　　短期金銭債務　　　　　　　　　　　　　　　122,703百万円
4. 担保に供している資産及び担保に係る債務
　(1) 担保に供している資産
　　　土地　　　　　　　　　　　　　　　　　　　532百万円
　　　建物　　　　　　　　　　　　　　　　　　　128百万円
　　　合計　　　　　　　　　　　　　　　　　　　661百万円
　(2) 担保に係る債務
　　　長期借入金（返済1年以内）　　　　　　　　793百万円
　　　長期借入金　　　　　　　　　　　　　　　1,092百万円
5. 関係会社等及び従業員の銀行借入に対する保証債務　66,604百万円

(損益計算書に関する注記)
1. 記載金額は表示単位未満の端数を切捨てている。
2. 関係会社との取引高
　　売上高　　　　　　　　　　　　　　　　　　430,218百万円
　　仕入高　　　　　　　　　　　　　　　　　　150,874百万円
　　営業取引以外の取引高　　　　　　　　　　　12,462百万円
3. 関連会社株式売却益は、エア・ウォーター防災㈱株式及び川崎設備工業㈱株式の売却によるものである。
4. 退職給付信託設定益は、保有する投資有価証券を退職給付信託に追加拠出したことによるものである。
5. 抱合せ株式消滅差益は、川重工事㈱（連結子会社）との合併に伴い、当該子会社株式の帳簿価額と増加株主資本との差額を特別利益として計上したものである。
6. 減損損失
　(1) 減損損失を認識した資産グループの概要

用　　途	場　　所	種　　類
賃貸用資産	千葉県袖ヶ浦市	土　　地
遊休資産	千葉県袖ヶ浦市	土地等

(2) 資産のグルーピングの方法

資産のグルーピングは、主として事業内容を基に行い、重要な賃貸用資産及び遊休資産は個々の資産グループとして取り扱っている。

(3) 減損損失の認識に至った経緯

一部の資産について、事業損益が悪化もしくは、市場価格が下落したため、帳簿価額を回収可能価額まで減額した。

(4) 回収可能価額の算定方法

回収可能価額は正味売却価額により測定しており、不動産鑑定評価もしくは、固定資産税評価額により評価している。

(5) 減損損失の金額

減損処理額2,662百万円は減損損失として特別損失に計上しており、固定資産の種類ごとの内訳は次のとおりである。

土地	2,176百万円
建物等	486百万円
計	2,662百万円

(株主資本等変動計算書に関する注記)

当事業年度の末日における自己株式の数　　　普通株式　1,324,199株

(税効果会計に関する注記)

繰延税金資産の発生の主な原因は、退職給付引当金、賞与引当金等各種引当金の否認等であり、繰延税金負債の発生の主な原因は、その他有価証券評価差額金等である。

(リースにより使用する固定資産に関する注記)

貸借対照表に計上した固定資産のほか、製造設備等の一部については、所有権移転外ファイナンス・リース契約により使用している。

(関連当事者との取引に関する注記)

(単位：百万円)

属性	会社等の名称	議決権等の所有割合	関連当事者との関係	取引の内容	取引金額	科目	期末残高
子会社	Kawasaki Motors Europe N.V.	(所有)直接100%	当社製品の販売役員の兼任	当社製品の販売	96,261	売掛金	31,973

(注) 取引条件及び取引条件の決定方針

記載した取引は公正な価格をベースに決定している。

(1株当たり情報に関する注記)

1.	1株当たり純資産額	153.06円
2.	1株当たり当期純利益	12.49円

連結計算書類に係る会計監査人の監査報告書　謄本

独立監査人の監査報告書

平成20年5月19日

川崎重工業株式会社
　　取締役会　御中

あ ず さ 監 査 法 人
指 定 社 員
業務執行社員　公認会計士　中 谷 紀 之　㊞
指 定 社 員
業務執行社員　公認会計士　黒 崎　　　寛　㊞

　当監査法人は、会社法第444条第4項の規定に基づき、川崎重工業株式会社の平成19年4月1日から平成20年3月31日までの連結会計年度の連結計算書類、すなわち、連結貸借対照表、連結損益計算書、連結株主資本等変動計算書及び連結注記表について監査を行った。この連結計算書類の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結計算書類に対する意見を表明することにある。

　当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結計算書類に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結計算書類の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

　当監査法人は、上記の連結計算書類が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、川崎重工業株式会社及び連結子会社から成る企業集団の当該連結計算書類に係る期間の財産及び損益の状況をすべての重要な点において適正に表示しているものと認める。

　会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

会計監査人の監査報告書　謄本

独立監査人の監査報告書

平成20年5月19日

川崎重工業株式会社
　取締役会　御中

あずさ監査法人
指定社員
業務執行社員　公認会計士　中 谷 紀 之 ㊞
指定社員
業務執行社員　公認会計士　黒 崎　　寛 ㊞

　当監査法人は、会社法第436条第2項第1号の規定に基づき、川崎重工業株式会社の平成19年4月1日から平成20年3月31日までの第185期事業年度の計算書類、すなわち、貸借対照表、損益計算書、株主資本等変動計算書及び個別注記表並びにその附属明細書について監査を行った。この計算書類及びその附属明細書の作成責任は経営者にあり、当監査法人の責任は独立の立場から計算書類及びその附属明細書に対する意見を表明することにある。

　当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に計算書類及びその附属明細書に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての計算書類及びその附属明細書の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

　当監査法人は、上記の計算書類及びその附属明細書が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、当該計算書類及びその附属明細書に係る期間の財産及び損益の状況をすべての重要な点において適正に表示しているものと認める。

　会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

監査役会の監査報告書　謄本

監　査　報　告　書

当監査役会は、平成19年４月１日から平成20年３月31日までの第185期事業年度の取締役の職務の執行に関して、各監査役が作成した監査報告書に基づき、審議の上、本監査報告書を作成し、以下のとおり報告いたします。

1.　監査役および監査役会の監査の方法およびその内容

　　監査役会は、監査の方針、監査計画等を定め、各監査役から監査の実施状況および結果について報告を受けるほか、取締役等および会計監査人からその職務の執行状況について報告を受け、必要に応じて説明を求めました。

　　各監査役は、監査役会が定めた監査役監査基準に準拠し、監査の方針、監査計画等に従い、取締役、ＣＳＲ推進部、内部監査部門その他の使用人等と意思疎通を図り、情報の収集および監査の環境の整備に努めるとともに、取締役会、ＣＳＲ委員会その他重要な会議に出席し、取締役、執行役員および使用人等からその職務の執行状況について報告を受け、必要に応じて説明を求め、重要な決裁書類等を閲覧し、本社および主要な事業所において業務および財産の状況を調査いたしました。また、取締役の職務の執行が法令および定款に適合することを確保するための体制その他株式会社の業務の適正を確保するために必要なものとして会社法施行規則第100条第１項および第３項に定める体制の整備に関する取締役会決議の内容および当該決議に基づき整備されている体制（内部統制システム）の状況を監査いたしました。子会社については、子会社の取締役および監査役等と意思疎通および情報の交換を図り、必要に応じて子会社から事業の報告を受けました。以上の方法に基づき、当該事業年度に係る事業報告およびその附属明細書について検討いたしました。

　　さらに、会計監査人が独立の立場を保持し、かつ、適正な監査を実施しているかを監視するとともに、会計監査人からその職務の執行状況について報告を受け、必要に応じて説明を求めました。また、会計監査人から「職務の遂行が適正に行われることを確保するための体制」（会社計算規則第159条各号に掲げる事項）を「監査に関する品質管理基準」（平成17年10月28日企業会計審議会）等に従って整備している旨の通知を受け、必要に応じて説明を求めました。以上の方法に基づき、当該事業年度に係る計算書類（貸借対照表、損益計算書、株主資本等変動計算書および個別注記表）およびその附属明細書ならびに連結計算書類（連結貸借対照表、連結損益計算書、連結株主資本等変動計算書および連結注記表）について検討いたしました。

2. 監査の結果

（1）事業報告等の監査結果

一　事業報告およびその附属明細書は、法令および定款に従い、会社の状況を正しく示しているものと認めます。

二　取締役の職務の執行に関する不正の行為または法令もしくは定款に違反する重大な事実は認められません。

三　内部統制システムに関する取締役会決議の内容は相当であると認めます。また、当該内部統制システムに関する取締役の職務の執行についても、指摘すべき事項は認められません。

（2）計算書類およびその附属明細書の監査結果

　会計監査人あずさ監査法人の監査の方法および結果は相当であると認めます。

（3）連結計算書類の監査結果

　会計監査人あずさ監査法人の監査の方法および結果は相当であると認めます。

　　　平成20年5月21日

　　　　　　　　　　　　　　　　川崎重工業株式会社　監査役会
　　　　　　　　　　　　　　　　常勤監査役　上　田　忠　男　㊞
　　　　　　　　　　　　　　　　常勤監査役　田　上　　　朗　㊞
　　　　　　　　　　　　　　　　社外監査役　川　本　　　洋　㊞
　　　　　　　　　　　　　　　　社外監査役　土　井　憲　三　㊞

以　上

株主総会参考書類

議案及び参考事項

第1号議案　剰余金の処分の件

当社は、将来の成長に備え収益力と経営基盤の強化・拡充を図るため、内部留保の充実に配慮しつつ、業績に見合った配当を安定的に継続することを基本方針としております。

第185期の期末配当につきましては、当該方針を踏まえ、業績及び内部留保などを総合的に勘案いたしまして、当社普通株式1株につき金5円とし、総額8,341,524,615円とさせていただきたいと存じます。

なお、剰余金の配当が効力を生じる日は平成20年6月26日といたしたいと存じます。

第2号議案　取締役9名選任の件

取締役全員（10名）の任期は、本総会終結の時をもって満了いたしますので、改めて取締役9名の選任をお願いいたしたいと存じます。

取締役候補者は、次のとおりであります。

候補者番号	氏　名 （生年月日）	略歴、地位及び担当 ［他の法人等の代表状況］（重要でないものを除く）	所有する 当社株式数
1	田﨑　雅元 （昭和10年9月6日生）	昭和33年4月　川崎航空機工業㈱（現川崎重工業㈱）入社 平成4年6月　当社取締役 平成8年6月　同 常務取締役 平成9年6月　同 専務取締役 平成12年6月　同 取締役社長 平成17年6月　同 取締役会長 　　　　　　　現在に至る ［他の法人等の代表状況］ 　㈶新産業創造研究機構 理事長 　㈳日本防衛装備工業会 会長 　㈳日本造船工業会 会長	169,000株

候補者番号	氏　名 （生年月日）	略　歴、地　位　及　び　担　当 ［他の法人等の代表状況］（重要でないものを除く）	所有する 当社株式数
2	大　橋　忠　晴 （昭和19年11月9日生）	昭和44年4月　当社入社 平成15年6月　同 常務取締役 平成17年4月　同 取締役副社長 社長補佐 平成17年6月　同 取締役社長 　　　　　　　　現在に至る	99,000株
3	松　﨑　　　昭 （昭和19年3月1日生）	昭和41年4月　川崎車輌㈱（現川崎重工業㈱）入社 平成16年6月　当社常務取締役 技術開発本部長 平成19年4月　同 取締役副社長 社長補佐、技術統括、 技術開発本部担当 平成20年4月　同 取締役副社長 社長補佐、技術統括、 技術開発本部長 　　　　　　　　現在に至る	129,000株
4	元　山　近　思 （昭和20年5月10日生）	昭和48年4月　当社入社 平成15年4月　同 執行役員 航空宇宙カンパニーバイス プレジデント（企画・生産担当） 平成16年4月　同 執行役員 航空宇宙カンパニープレジ デント 平成16年6月　同 常務取締役 航空宇宙カンパニープレ ジデント 　　　　　　　　現在に至る	120,000株
5	瀬　川　雅　司 （昭和22年11月22日生）	昭和45年4月　当社入社 平成15年4月　同 車両カンパニー付兼車両カンパニー生 産本部長 平成16年4月　同 執行役員 車両カンパニーバイスプレ ジデント（車両担当） 平成17年4月　同 執行役員 車両カンパニープレジデン ト 平成17年6月　同 常務取締役 車両カンパニープレジデ ント 　　　　　　　　現在に至る	71,000株

候補者番号	氏　　名（生年月日）	略歴、地位及び担当[他の法人等の代表状況]（重要でないものを除く）	所有する当社株式数
6	丹　波　晨　一（昭和21年1月18日生）	昭和46年4月　当社入社 平成16年4月　同　執行役員　社長特命事項担当 平成17年10月　同　執行役員　汎用機カンパニーバイスプレジデント 平成18年4月　同　執行役員　汎用機カンパニープレジデント 平成18年6月　同　常務取締役　汎用機カンパニープレジデント 　　　　　　　現在に至る	89,000株
7	三　原　修　二（昭和21年1月27日生）	昭和44年4月　当社入社 平成13年4月　同　執行役員　汎用機カンパニーバイスプレジデント兼企画本部長 平成16年4月　同　執行役員　総務部長 平成17年4月　同　執行役員　人事労政部長 平成18年10月　同　執行役員　人事労政部長、総務部担当 平成19年4月　同　執行役員　人事労政部長、関西地区対外活動担当 平成19年6月　同　常務取締役　人事労政部長、関西地区対外活動担当 平成20年4月　同　常務取締役　経営企画部長、関連企業部・法務部・人事労政部担当 　　　　　　　現在に至る	66,000株

候補者番号	氏　名（生年月日）	略歴、地位及び担当 ［他の法人等の代表状況］（重要でないものを除く）	所有する当社株式数
8	長谷川　聰 （昭和22年8月16日生）	昭和47年4月　当社入社 平成14年4月　同 ガスタービン・機械カンパニー付兼ガ 　　　　　　　スタービン・機械カンパニー企画本部長 平成16年4月　同 ガスタービン・機械カンパニー営業本 　　　　　　　部長 平成17年4月　同 執行役員 ガスタービン・機械カンパ 　　　　　　　ニーバイスプレジデント兼ガスタービン 　　　　　　　ビジネスセンター長 平成19年4月　同 執行役員 ガスタービン・機械カンパ 　　　　　　　ニープレジデント 平成19年6月　同 常務取締役 ガスタービン・機械カン 　　　　　　　パニープレジデント 　　　　　　　　　現在に至る	39,000株
9	髙　尾　光　俊 （昭和25年4月1日生）	昭和47年4月　当社入社 平成14年4月　同 ガスタービン・機械カンパニー企画本 　　　　　　　部副本部長兼管理部長 平成16年4月　同 財務経理部長 平成17年4月　同 執行役員 財務経理部長 　　　　　　　　　現在に至る	30,000株

（注）取締役候補者と当社との間には、いずれも特別の利害関係はありません。

第３号議案　監査役１名選任の件

　監査役上田忠男氏の任期は、本総会終結の時をもって満了いたしますので、新たに監査役１名の選任をお願いいたしたいと存じます。

　なお、本議案に関しましては、あらかじめ監査役会の同意を得ております。

　監査役候補者は、次のとおりであります。

氏　　　　名 （生年月日）	略　歴　、　地　位　及　び　担　当 ［他の法人等の代表状況］（重要でないものを除く）	所 有 す る 当社株式数
岡　﨑　信　行 （昭和24年2月1日生）	昭和47年４月　　当社入社 平成14年10月　　株式会社川崎造船管理部長 平成15年４月　　同　坂出工場購買部長 平成15年８月　　同　調達部長 平成17年６月　　同　取締役 企画本部長 平成20年４月　　同　取締役 社長補佐 　　　　　　　　　　　現在に至る	16,000株

（注）　　監査役候補者と当社との間には、特別の利害関係はありません。

　　　　なお、候補者は株式会社川崎造船の取締役を平成20年６月24日に退任の予定であります。

以　上

メ　モ　欄

──── インターネットによる議決権行使について ────

1. システム条件
 (1) パソコンを用いる場合
  ① インターネットにアクセスできる状態であること。
  ② Microsoft® Internet Explorer Ver.5.01 Service Pack 2以上がインストールされていること。
  ③ Adobe® Reader® Ver.4.0以降または、Adobe® Reader® Ver.6.0以降がインストールされていること。
    (Microsoft®及びInternet Explorerはマイクロソフト社の、Adobe® Acrobat® Reader™、Adobe® Reader®はアドビシステムズ社の、米国及びその他の国における登録商標または商標です。)
 (2) 携帯電話又はLモード端末を用いる場合
    次のサービスが受信可能であるとともに、暗号化通信が可能なSSL通信機能を搭載した機種であること。
    ・iモード
    ・EZweb
    ・Yahoo!ケータイ
    ・Lモード
    (iモードは株式会社エヌ・ティ・ティ・ドコモ、EZwebはKDDI株式会社、Yahoo!は米国Yahoo!inc.、Yahoo!ケータイはソフトバンクモバイル株式会社、Lモードは東日本電信電話株式会社、西日本電信電話株式会社の登録商標又は商標です。)
2. ご注意事項
 (1) パソコン及び携帯電話又はLモードを用いたインターネットによる議決権行使は、当社の指定する議決権行使専用ウェブサイト (http://www.web54.net) をご利用いただくことによってのみ可能です。
    携帯電話又はLモード端末を用いたインターネットによる議決権の行使をされる際、URLを直接入力してアクセスしていただく必要がありますが、QRコードの読み取りが可能な携帯電話では、以下のバーコードを読み取ってアクセスすることができます。



    (QRコードは、株式会社デンソーウェーブの登録商標です。)

(2) 書面とインターネットにより二重に議決権を行使された場合は、後に到着したものを有効としますが、同日に到着したものは、インターネットによる議決権行使を有効といたします。

(3) インターネットにより複数回、議決権を行使された場合は、最後に行われたものを有効といたします。

(4) 本株主総会でご使用いただくパスワードは、最初のアクセス時、株主様ご自身で改めてご設定いただきます。議決権行使書用紙の議決権行使コードが記載された部分を大切に保管していただくとともに、ご設定いただいたパスワードは、忘れないように注意してください。
   なお、議決権行使コード及びパスワードのご照会にはご回答できませんのでご了承ください。

(5) プロバイダーへの接続料金及び通信料金などが必要な場合がありますが、株主様のご負担となります。

3. お問い合わせ先
(1) 議決権行使における、パソコン及び携帯電話等の操作方法並びに携帯電話等の利用可能機種及びバーコード読み取り対応機種について
   中央三井　証券代行ウェブサポート　専用ダイヤル
   電話　0120-65-2031
   （土日祝日を除く　9：00〜21：00)
(2) 議決権行使以外の株主様のお届出住所、ご所有株式数等について
   中央三井信託銀行　証券代行事務センター
   電話　0120-78-2031
   （土日祝日を除く　9：00〜17：00)

――――――――― 議決権電子行使プラットフォームについて ―――――――――

　管理信託銀行等の名義株主様（常任代理人様を含む）であって、株式会社東京証券取引所等により設立された合弁会社が運営する議決権電子行使プラットフォームの利用を事前に申し込まれた場合には、当社株主総会における電磁的方法による議決権行使の方法として、上記のインターネットによる議決権行使以外に、当該プラットフォームを利用することができます。

会 場 ご 案 内 図

会 場 神戸市中央区御幸通8丁目1番6号
神戸国際会館　こくさいホール



■■■ 歩道橋

● JR、阪急電鉄、ポートライナー　三宮駅より徒歩約5分
● 阪神電鉄　阪神三宮駅より徒歩約3分
● 神戸市営地下鉄海岸線　三宮・花時計前駅　出口1直結
なお、駐車場がございませんので、お車でのご来場はご遠慮願います。

Securities Code: 7012

June 25, 2008

Dear Shareholders

Tadaharu Ohashi

President

Kawasaki Heavy Industries, Ltd.

1-1 Higashikawasaki-cho 3chome,

Chuo-ku, Kobe

RESOLUTIONS OF THE 185TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

We inform you of the resolutions of the 185th Ordinary General Meeting of Shareholders of Kawasaki Heavy Industries, Ltd. held in Kobe on June 25, 2008 as follows:

Reported:

1. The Business Report, the Consolidated Financial Statements and the Results of the Audit of the Consolidated Financial Statements by the Independent Auditors and Board of Corporate Auditors for the 185th Business Term (from April 1, 2007 to March 31, 2008)

2. The Non-Consolidated Financial Statements for the 185th Business Term (from April 1, 2007 to March 31, 2008)

The details of the above documents were reported.

Resolutions:

No.1: Appropriation of Retained Earnings

This proposal was approved as originally proposed. The dividend per ordinary share was determined to be ¥5.

No.2: Election of Nine (9) Directors

Directors Masamoto Tazaki, Tadaharu Ohashi, Akira Matsuzaki, Chikashi Motoyama, Masashi Segawa, Shinichi Tamba, Shuji Mihara, Satoshi Hasegawa and Mitsutoshi Takao were elected and have taken office.

No.3: Election of One (1) Auditor

Auditor Nobuyuki Okazaki was elected and have taken office.

This translation has been prepared solely for the convenience of shareholders.

-END-

EXHIBIT 4

証券コード　7012

平成20年6月25日

株 主 各 位

神戸市中央区東川崎町3丁目1番1号

（本社事務所）
神戸市中央区東川崎町1丁目1番3号

川崎重工業株式会社

取締役社長　大 橋 忠 晴

第185期定時株主総会決議ご通知

拝啓　ますますご清祥のこととお喜び申しあげます。
　さて、本日開催の当社第185期定時株主総会において、下記のとおり報告並びに決議されましたので、ご通知申しあげます。

敬 具

記

報 告 事 項　1.　第185期 $\left(\begin{smallmatrix}平成19年4月1日から\\平成20年3月31日まで\end{smallmatrix}\right)$ 事業報告、連結計算書類並びに会計監査人及び監査役会の連結計算書類監査結果報告の件

　　　　　　　2.　第185期 $\left(\begin{smallmatrix}平成19年4月1日から\\平成20年3月31日まで\end{smallmatrix}\right)$ 計算書類報告の件

　　　本件は、上記の内容を報告いたしました。

第1号議案　剰余金の処分の件
　　　本件は、原案どおり承認可決され、第185期の期末配当金を1株につき5円と決定いたしました。

第2号議案　取締役9名選任の件
　　　本件は、原案どおり田﨑雅元、大橋忠晴、松﨑　昭、元山近思、瀬川雅司、丹波晨一、三原修二、長谷川聰の各氏が選任され重任し、新たに髙尾光俊氏が選任され就任いたしました。

第３号議案　監査役１名選任の件

　　　本件は、原案どおり新たに岡﨑信行氏が選任され就任いたしました。

　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　以　上

　　本定時株主総会終了後開催の取締役会において、次のとおり役付取締役が選定され就任いたしました。

取締役会長	田﨑雅元	常務取締役 （代表取締役）	丹波晟一
取締役社長 （代表取締役）	大橋忠晴	常務取締役 （代表取締役）	三原修二
取締役副社長 （代表取締役）	松﨑昭	常務取締役 （代表取締役）	長谷川聰
常務取締役 （代表取締役）	元山近思	常務取締役 （代表取締役）	髙尾光俊
常務取締役 （代表取締役）	瀬川雅司		

第185期期末配当金のお支払いについて

　　第185期期末配当金は、同封の「配当金領収証」により、お早めにお近くのゆうちょ銀行全国本支店および出張所ならびに郵便局でお受け取りください。

　　また、口座振込をご指定の方は、「期末配当金計算書」及び「配当金振込先のご確認について」を同封いたしますのでご確認ください。

配当金振込制度のご利用について

　　第186期以降の配当金について、「配当金領収証」でのお受け取りにかえて、銀行口座又はゆうちょ銀行貯金口座へのお振込をご希望される株主様は、株主名簿管理人に「配当金振込指定書」をご請求のうえお申込ください。

〔お問い合わせ先：株主名簿管理人〕
〒168-0063　東京都杉並区和泉二丁目８番４号
中央三井信託銀行株式会社　証券代行部（証券代行事務センター）
☎0120－78－2031（土日祝日を除く　９：00～17：00）

EXHIBIT 5
(Brief description)

Annual Business Report to the Shareholders (The 185th Business Term)

[Kawasaki illustrated]

[CSR activities]

[Top Interview]

[Financial highlights]

[Outline of Business]
    Shipbuilding
    Rolling Stock & Construction Machinery
    Aerospace
    Gas Turbines & Machinery
    Plant & Infrastructure Engineering
    Consumer Products & Machinery
    Industrial Hydraulic Products
    Others

[Consolidated Financial Statements March 31, 2008]

[Non-Consolidated Financial Statements March 31, 2008]

[Corporate Data]
    Date of Foundation
    Paid-in Capital
    Number of Employees
    Head Office
    Number of Shares Outstanding
    Number of Shareholders
    Board of Directors
    Major Shareholder



Kawasaki

第185期

Business **Report**

平成19年4月1日→平成20年3月31日

[Kawasaki illustrated]

陸・海・空の物語。

[Top interview] Keiko Yashio × Tadaharu Ohashi

人に役立つもの、社会が求めるものを
つくりつづけてきた、川崎重工の誇り

川崎重工業株式会社

証券コード:7012

陸・海・空の物語。


1968
コンテナ運搬船
「ごうるでんげいとぶりっじ」

志を、世界へ。日本の近代を担ってきた
カワサキブランドは、いま、地球の明日へ。

1878年、創業者・川崎正蔵が西洋型船の建造を志して川崎築地造船所を創設してから今日まで、
技術の歴史は100年を超え、その製品は船舶はもとより鉄道車両、航空機、二輪車など、
陸・海・空の全域におよび、世界の産業と人々の暮らしを結んで、地球の明日へと走り続けています。




1880
風帆練習艦「館山」


1915
巡洋戦艦「榛名」

1941
航空母艦「瑞鶴」


1911
6700形蒸気機関車


1934
満鉄「あじあ号」
蒸気機関車


1936
D51形蒸気機関車


1922
乙式1型偵察機


1942
3式戦闘機「飛燕」

■日本と川崎重工の歴史年表

1878	川崎 正蔵、川崎築地造船所（東京）を設立（当社の創業）	1928	川崎車輌（株）を設立	1962	川崎バートル107Ⅱヘリコプター第1号機を完成
		1929	ニューヨーク株式暴落、世界恐慌起こる	1963	ケネディ大統領暗殺
1882	日本銀行開業	1937	川崎航空機工業（株）を設立	1964	二輪車の米国向け輸出開始
1894	日清戦争始まる	1939	第二次世界大戦始まる		東海道新幹線開業・東京オリンピック開催
1896	（株）川崎造船所を設立		川崎重工業（株）に社名変更	1969	川崎三社合併（航空宇宙・車両事業を吸収）
1904	日露戦争始まる	1941	太平洋戦争始まる		国産初の産業用ロボット「川崎・ユニメート2000」を開発
1906	国産初の潜水艦を完成	1946	日本国憲法公布		
1914	第一次世界大戦始まる	1950	川崎製鉄（株）を設立		アポロ11号月面着陸
1919	川崎汽船（株）を設立	1952	ヘリコプターの製造を開始	1970	日本万国博覧会（大阪）開幕
1923	関東大震災発生	1956	戦後初の国産潜水艦「おやしお」を受注	1972	日中国交回復
1926	東京市の永代橋を製作	1961	カワサキブランド初の二輪車生産開始	1973	ジェットスキーの販売を開始

陸・海・空の未来を担う川崎重工の技術

1969
LPG運搬船
「第五ブリヂストン丸」

1989
ジェットフォイル
「つばさ」

2007
LNG運搬船
「CELESTINE RIVER」

造船技術未来予想




液体水素運搬船

LNG運搬船で培った極低温技術を発展させ、沸点が絶対零度に近い液体水素を運ぶ船の実現をめざす。

1964
東海道新幹線0系

1983
ニューヨーク市地下鉄
R-62電車

2004
台湾高速鉄道700T型

鉄道技術未来予想

次世代型低床電池駆動路面電車「SWIMO」

車載用ニッケル水素電池「ギガセル」を開発、人にも環境にも優しい次世代型路面電車の実験車両が完成した。

1969
P-2J対潜哨戒機

1985
T-4中等練習機

2001
BK117C-2型

航空技術未来予想

次期固定翼哨戒機「XP-1」

実用機で初めてとなる光ファイバーを使用した操縦システムなど最新技術を用いた純国産機を開発中である。

1961
B7

1972
Z1

1983
GPz900R

2007
ZZR1400

二輪車技術未来予想

MotoGPレーサー「Ninja ZX－RR」

最高峰クラスのレーサー開発による絶え間ない最先端技術への挑戦は、製品競争力の強化につながる。



	わが国初のLNG運搬船受注	1991	英仏海峡海底鉄道トンネル掘削機・掘進を完了
	オイルショック	1995	阪神・淡路大震災、地下鉄サリン事件
1976	純国産技術ガスタービン発電設備「カワサキPU200」を開発	1996	創立100周年・10/15記念式典を実施
1978	新東京国際空港(成田)開港	1997	消費税5%となる
1979	米国フィラデルフィア市の路面電車を受注(わが国初の北米向け輸出電車)		東京湾横断道路開通
		1998	明石海峡大橋開通
1982	P-3C対潜哨戒機第一号機を納入	2001	米国同時多発テロ
1985	プラザ合意・円高の進展	2002	欧州通貨統合　ユーロ導入
1987	国鉄民営化・JR各社発足		船船部門を分社し(株)川崎造船を設立
1989	明石海峡大橋主塔工事を受注		油圧機器部門を分社し(株)カワサキプレシジョンマシナリを設立

2003	イラク戦争
2004	台湾高速鉄道向け車両の納入開始
2005	プラント部門を分社しカワサキプラントシステムズ(株)を設立
2006	環境部門を分社しカワサキ環境エンジニアリング(株)を設立(現カワサキプラントシステムズ)
	カワサキ・ワールドオープン
2007	カワサキグループ・ミッションステートメント制定

川崎重工業の社会活動。
その原点と現在。

近年、企業の社会的責任がクローズアップされていますが、
川崎重工業では、初代社長・松方幸次郎の時代から、さまざまな社会活動に取り組んできました。
それは、国家社会の大計に寄与することを当然と考える明治の企業家の心意気だったのかも知れません。
いま、川崎重工業は、「世界の人々の豊かな生活と地球環境の未来に貢献する"Global Kawasaki"」を
グループミッションと定め、さらに高い意識をもって社会活動に取り組んでいます。

原点

1915（大正4年） ———— 1917（大正6年）

社会の一員として、
その発展に寄与することを
自らの喜びとする。

創業者・川崎正蔵、初代社長・松方幸次郎は、進取の気性と国際感覚にあふれた経営者でした。文化、学術、社会システムなどの面で数々の活動を展開し、日本の近代化に貢献。その成果は広く公共に開かれています。



国際交流の拠点、孫文記念館／移情閣。

中国革命の父・孫文に対する支援を記念する。孫文を顕彰する日本で唯一の博物館。

写真提供／孫文記念館



◀オーギュスト・ロダン
「考える人」
松方コレクション
国立西洋美術館蔵

クロード・モネ▶
「睡蓮」
松方コレクション
国立西洋美術館蔵

「西洋文化をまるごと日本の若い芸術家たちに見せてやりたい。」松方コレクションは、松方幸次郎の社会的使命感から始まった。

ロンドンに社長室を置いていた松方は、社会教育の観点からルノワール、ゴッホ、モネ、ロダンなどの美術品を収集。その世界屈指のコレクションは、現在、東京の国立西洋美術館に収蔵されている。

「現在」



設立10周年記念式典　2007年4月11日

震災からの復興と地域経済再生のために、財団法人新産業創造研究機構（NIRO）に参画

阪神・淡路大震災の後遺症を乗り越え、産業復興と経済発展を図るために、当社が中心となって産・官・学の連携による財団法人新産業創造研究機構（NIRO）が設立された。設立当初より理事長には当社社長（現在は田崎会長）が就任しているほか、財団の研究・運営部門に人材を派遣。MITなどの先端的な大学・研究機関の有する技術シーズの結集・融合を行うとともに、ベンチャー企業の育成、技術移転、ものづくり試作開発支援などで、大きな成果を上げている。

参加し、支援して、地域と共に発展していく。

地域と交流し、

カワサキワールド
Kawasaki Good Times World

陸・海・空の企業ミュージアム、「カワサキワールド」

2006年、神戸海洋博物館の中にオープンした企業ミュージアム。楽しく遊びながら「技術のすばらしさ」や「ものづくりの大切さ」が実感できる。

1917（大正6年）



海を学び、海に生きる人を育てる、神戸大学海事科学部。

海洋立国「日本」を支えるため、川崎正蔵の遺言によって設立された川崎商船学校。現在は、神戸大学海事科学部。

写真提供/神戸大学

1919（大正8年）



労使関係の近代化に先鞭をつけた8時間労働制の導入。

労働争議に際し、日本で初めて8時間労働制を実施。神戸ハーバーランドには「8時間労働発祥の地記念碑」が立つ。

1928（昭和3年）



日本初の大規模移民収容施設、旧国立移民収容所／ブラジル移民発祥の地。

三代社長の平生釟三郎は、ブラジルとの通商拡大に尽力。日本とブラジルの両国関係改善と移民支援に貢献した。

人に役立つもの、社会が求めるものを
つくりつづけてきた。
川崎重工の誇りは、そこにあります。

多様なビジネスモデルを持つ事業部門を束ねながら、10年後の企業ビジョン実現を目ざす大橋社長に、
川崎重工グループの中期経営計画とその進捗状況について伺いました。

川崎重工は「専業メーカーの集合体」
部分最適と全体最適のバランスが企業成長の鍵

八塩 川崎重工は、とにかく事業が多岐にわたっていらっしゃいますね。まずは、その点からお話をお伺いできますでしょうか。

大橋 川崎重工は、陸・海・空の輸送システムとエネルギー・環境分野を中心にビジネスを進めています。それぞれの事業分野において異なった事業モデルが存在していることが、当社の大きな特徴です。「専業メーカーの集合体」と言えると思います。

八塩 それぞれ個別の事業モデルをお持ちなのですね。

大橋 そうですね、各分野ごとに市場や顧客、競争相手のフィールドが違います。それぞれの事業が競争力を持って持続的に成長していくためには、事業ごとの特性に応じた経営を行っていかなければなりません。そのために、当社では社内カンパニー制を採用しています。さらに船舶事業やプラント事業などはグループカンパニーとして事業体制の独立性、自由度を高め、機動的な経営を推進することで、それぞれ競争力を高めてきました。

一方、グループを統括している本社の役割は、個々の事業を束ねてグループ全体の経営効率を高めることにあります。カンパニーごとの部分最適とグループの全体最適をバランスの良い状態で経営していくことが私の使命と考えています。

八塩 川崎重工は国際競争力のある企業という印象がありますが。

大橋 例えば、当社のコアビジネスである輸送用システムという観点から見ますと、21世紀に入り、鉄道は地球環境に優しい陸上輸送手段と考えられるようになり、先進国や新興国に限らず旺盛な需要があります。

地球上の資源に限りがあり、地球環境の保護という課題がある中で、人類が成長して文化的な生活を行っていくには、当社が培ってきた技術力が、より社会に貢献する時代になったといえます。



川崎重工グループの多様な事業内容に驚きました。

陸・海・空の輸送システムとエネルギー・環境分野で地球環境の未来に貢献していきます。

2007年度は過去最高益を更新
新しい企業ビジョンとともに新たな飛躍を

八塩 次に2007年度（第185期）の業績についてお聞かせください。

大橋 2007年度は、2010年度を最終目標とする中期経営計画「Global ■-■」の2年目でしたが、この2年間はある程度順調にきたと思っています。特に2007年度は、新興国のインフラ整備などが追い風となり、プラント、船舶、油圧機器のグループカンパニーの業績が好調で、事業構造改革の成果も上がり、全セグメントの黒字化を達成することができました。結果として、4期連続の増収・増益、2期連続の過去最高益となりました。

八塩 「Global ■-■」についてもう少し具体的に教えてください。

大橋 「Global ■-■」の策定においては、川崎重工グループの10年後のあるべき姿として企業ビジョンを新たに定めました。新しい企業ビジョンは「世界の人々の豊かな生活と地球環境の未来に貢献する"Global Kawasaki"」です。広汎な領域における高度な総合技術力によって、陸・海・空の輸送システムとエネルギー・環境分野を中心に地球環境の未来に貢献していくグローバル・リーディングカンパニーとなることを目標としています。

八塩 御社が持つ卓越した技術力を世界中のビジネス分野で活かされるわけですね。それぞれの取り組みにおける進捗状況をお聞かせください。

大橋 当社グループの基盤を担う、4事業部門のうち、車両事業は、好業績を上げてきたアジア向け案件に加え、今後は米国向けの車両の生産が本格化するほか、国内の需要も大変旺盛です。

航空宇宙事業は、防衛省向けの大型案件、民間向けの航空機についても順調に推移しており、今後は「ボーイング787ドリームライナー」の量産が控えています。

ガスタービン・機械事業は、非常用発電を含む産業用ガスタービンが堅実な伸びを示しているほか、航空機用エンジンや船舶用の

推進機械も好調です。

汎用機事業は、米国の景気後退や為替変動などによる影響を受けながらも、製品競争力の強化を図り、世界の市場を相手にブランド価値を高めます。

八塩 エネルギー・環境事業については「育成事業」と位置づけておられるそうですが。

大橋 エネルギー・環境事業の母体の一つのカワサキプラントシステムズでは、選別受注・リスクマネジメントの諸施策を徹底したことや世界的なエネルギー需要の増大を背景に業績は大変好調です。環境分野の世界市場は膨らんでおり、今後当社の経営を支える有力な「柱」になりうるものと考えており、経営資源を効果的に投入していきたいと考えています。例えば天然ガスでは、海上基地から陸上にガスを送る設備に始まり、運搬する船舶、備蓄するタンク、発電するシステムにわたるまで、当社の技術やグループ力を集めたエネルギー分野のサプライチェーンによる事業展開が可能であり、将来を見据えた事業構想を策定中です。

八塩 船舶事業など、その他の事業も好調と伺いましたが。

大橋 船舶事業は鋼材価格の高騰といったマイナス要素があるものの、世界的に旺盛な需要もあり好調です。

油圧機器事業は、米国の景気後退で若干の影響はありますが、新興国の経済成長に伴う建設機械市場の拡大に支えられ大変好調です。世界的油圧メーカーへの道を着実に歩んでいます。

ロボット事業においては、自動車組立用に加え、塗装用と半導体搬送用を重点3分野として国内外の大口顧客ベースでの事業拡大に取り組んでおり、建設機械事業は、中大型ホイールローダ分野で独自の事業戦略を進めています。

広汎な領域における高度な総合技術力を駆使し
持続的成長と社会貢献、新しい価値創造を目指す

八塩 最後に、今後の展開などについてお聞かせください。

大橋 中期経営計画「Global I-Ｋ」の前半は順調に進んできましたが、米国のサブプライムローン問題に端を発する米国経済の



対談を終えて…

「グローバル企業が大きく変わろうとしている、
その迫力に圧倒されました。」

企業名からくる"筋肉質"なイメージとは裏腹に、大橋社長はとてもスマートで、エレガントな方でした。しかし、川崎重工業というグローバル企業の構造改革を率いる人らしく、お話を伺ううちにその"静かな迫力"のようなものが徐々に伝わってきて、圧倒される思いでした。余談ですが、大橋社長はお忙しいなかでも愛犬の散歩を欠かさないということで、犬好きの私としてはとても嬉しいコメントでした。

八塩圭子（やしおけいこ）フリーアナウンサー・関西学院大学商学部 准教授
1993年テレビ東京入社。経済部記者を経て、看板アナウンサーに。2003年フリー。フジテレビ「めざましどようび」のメインキャスターをはじめ、執筆活動やイベントコーディネーターなど幅広い活動を行っている。2004年MBA取得。

停滞、世界経済の不透明感など、急激な経営環境の変化があります。従って、2008年度は、中期経営計画の折り返し点として、足元を見極め、後半の展開を見直す時期と考えています。新興国の経済成長、鋼材コストの動向、製品分野の見直しなどを踏まえ、今後の道筋を明らかにし、安定した収益体制を持続させていくことで、株主の皆様の期待に応えていきたいと考えています。

また当社は、社会・経済のグローバル化が進展し、地球環境問題が深刻化するなかで、ステークホルダーの皆様の幅広い期待にもこたえていかなければなりません。そこで昨年、当社グループの企業理念を改定し、新たに「カワサキグループ・ミッションステートメント」を策定いたしました。当社に蓄積された技術資産を最大限に活用し、新たな価値を創造すれば、会社を持続的に発展させると同時に、社会の発展と地球環境の保全に貢献することになります。この新しいグループミッションのもとに、技術を通して成長と社会貢献の両方を実現させること、これが川崎重工グループの使命だと考えます。

八塩　社会貢献型企業として、持続的な企業成長を目指されるのですね。本日はありがとうございました。



中期経営計画「Global **K**」







第185期決算報告

決算ハイライト

[Financial highlights]

売上・利益とも
過去最高を更新!

当期におけるわが国経済は、上半期においては、不安要因はあったものの概ね底堅く推移しましたが、下半期に入り原油高に伴う原材料および消費財価格の一段の上昇や株式市場の下落、円高ドル安の進行など、不透明感が増す中で推移しました。海外においても、上半期は概ね順調に推移していましたが、下半期に入って、中国などでは好況が続いている一方、米国におけるサブプライムローン問題などに伴い、欧米の一部に信用収縮や景気の減速が見られるなど不安材料が多く見られるようになりました。

このような経営環境の下、4期連続の増収・増益、2期連続の過去最高益となりました。

なお、業績および内部留保等を総合的に勘案した結果、1株あたり5円を配当することといたしました

受注高	**16,107**億円
売上高	**15,010**億円
営業利益	**769**億円
経常利益	**639**億円
当期純利益	**351**億円

■単独 □連結 / ■単独（当期） ■連結（当期）

前年度より180億円増加

車両、航空宇宙、プラント・環境事業では減少しましたが、船舶事業が大幅に増加し、全体では微増となりました。



前年度より624億円増加

車両、航空宇宙事業は減少しましたが、船舶、プラント・環境、汎用機および油圧機器事業などで増加しました。



前年度より77億円増加

上半期に為替レートが円安ドル高傾向で推移したことに加え、船舶、プラント・環境事業の黒字化等により増加しました。



前年度より149億円増加

営業利益の増加に、持分法適用会社の利益の増加等による営業外損益の好転が加わり、経常利益は大幅に増加しました。



前年度より53億円増加

特別利益として退職給付信託設定益など16億円を、特別損失として減損損失など75億円をそれぞれ計上した結果、前年度より増加しました。



当期事業分野別の概況

売上高構成比



9.4%

船舶事業

売上増大と採算改善により大幅収益増

売上高は、LNG船、LPG船、大型タンカー、ばら積み貨物船、潜水艦などを計上し、1,413億円と前年度を大幅に上回りました。営業利益は、売上高の増加および採算改善により32億円となり、前年度より大幅に改善しました。

□受注高　■売上高

第183期	1,283 / 1,096
第184期	1,356 / 1,088
第185期	2,513 / 1,413

0　　　1,000　　　2,000　　　3,000
(億円)

■営業損益

第183期	△17
第184期	△22
第185期	32

△50　　　0　　　50
(億円)



LNG運搬船「CELESTINE RIVER」　潜水艦「もちしお」

売上高構成比



11.4%

車両事業

JR向けが増加するも海外向けが減少

売上高は、JR向けの車両の納入が増加したものの、海外向けが減少しました。建設機械がほぼ前年度並となったこともあり、1,717億円となり前年度を下回りました。営業利益は、売上高の減少に伴い前年度から59億円減少し、71億円となりました。

□受注高　■売上高

第183期	2,031 / 1,683
第184期	2,691 / 1,842
第185期	1,832 / 1,717

0　　　1,000　　　2,000　　　3,000
(億円)

■営業損益

第183期	88
第184期	131
第185期	71

0　　　50　　　100　　　150
(億円)



横浜市交通局向け　　　ホイールローダ Authent115ZV-2
「グリーンライン」10000形

航空宇宙事業

民需は堅調も防衛省向けが減少

売上高は、ボーイング社向けの旅客機分担製造品など民需は堅調でしたが、防衛省向けの売上が減少したことにより、前年度を下回り2,373億円となりました。営業利益は、売上高の減少に伴い前年度から25億円減少し、108億円となりました。

☐受注高 ■売上高

第183期	2,292 / 2,185
第184期	2,556 / 2,691
第185期	2,025 / 2,373

0　　　　1,000　　　2,000　　　3,000
(億円)

■営業損益

第183期	97
第184期	134
第185期	108

0　　　50　　　100　　　150
(億円)



次期固定翼哨戒機（XP-1）　　ボーイング787ドリームライナー

ガスタービン・機械事業

航空機用エンジンが好調

売上高は、民需航空機用エンジン分担製造品や天然ガス圧送設備の売上の増加などにより、1,854億円と前年度を上回りました。営業利益は、民需航空機用エンジン分担製造品の売上の増加などにより、前年度から35億円増加し、133億円となりました。

☐受注高 ■売上高

第183期	1,880 / 1,614
第184期	2,048 / 1,833
第185期	2,274 / 1,854

0　　　　1,000　　　2,000　　　3,000
(億円)

■営業損益

第183期	68
第184期	98
第185期	133

0　　　50　　　100　　　150
(億円)



MC塩浜エネルギーサービス株式会社向け
15.9MWガスタービンコージェネレーション発電設備　　カワサキグリーンガスエンジン

売上高構成比



9.4%

プラント・環境事業

合理化効果と不採算案件減少で黒字化

売上高は、海外向けセメントプラント・肥料プラントの売上が増加したことなどにより、1,425億円と前年度を上回りました。営業利益は、売上高の増加に加えて、プラントおよび環境部門の分社会社の合併による合理化効果や不採算案件の減少などにより108億円となり、前年度から大幅に改善しました。

□受注高　■売上高

第183期	973 / 1,645
第184期	1,502 / 1,220
第185期	1,060 / 1,425

0　1,000　2,000　3,000 (億円)

■営業損益

第183期	△84
第184期	△24
第185期	108

△150　△100　△50　0　50　100　150 (億円)



中国向けセメント排熱発電設備　　ブラジル向けコークスガス回収発電設備

売上高構成比



28.9%

汎用機事業

欧州向け二輪車とロボット部門が堅調

売上高は、欧州向け二輪車の販売の増加や、ロボット部門の自動車関連が堅調に推移したことなどにより、4,339億円と前年度を上回りました。営業利益は、売上高は増加したものの、資材費高騰の影響を受けたほか、減価償却費や販売管理費など諸費用の増加により前年度から78億円減少し、196億円となりました。

■売上高

第183期	3,669
第184期	4,037
第185期	4,339

0　1,000　2,000　3,000　4,000　5,000 (億円)

■営業損益

第183期	198
第184期	275
第185期	196

0　100　200　300 (億円)



スーパースポーツ「Ninja ZX-10R」　　超大型マニピュレーターMX500N



売上高構成比

5.5%

油圧機器事業

建設機械向けが引き続き高水準で推移

売上高は、建設機械向けが引続き高水準で推移したことにより、840億円と前年度を大幅に上回りました。営業利益は、売上高の増加に伴い、前年度から30億円増加し91億円となりました。

□受注高　■売上高

第183期	501 / 462
第184期	729 / 666
第185期	923 / 840

```
0        1,000      2,000      3,000
                              (億円)
```

■営業損益

第183期	42
第184期	60
第185期	91

```
0         50        100        150
                              (億円)
```



各種油圧機器　　　　使用例



売上高構成比

6.9%

その他事業

（商業、ビル・福利施設の管理など）

売上高は1,045億円と前年度を上回りました。営業利益は、前年度から11億円減少し、23億円となりました。

□受注高　■売上高

第183期	883 / 867
第184期	1,006 / 1,006
第185期	1,139 / 1,045

```
0        1,000      2,000      3,000
                              (億円)
```

■営業損益

第183期	24
第184期	35
第185期	23

```
0              50             100
                              (億円)
```



神戸クリスタルタワー

14

Point

Point 1 棚卸資産

棚卸資産とは、顧客に引渡す前の製品、原材料、仕掛品（製造途中の製品など）の総称のことで、当社の場合は引渡し前の製品などが該当します。今期は、航空宇宙、ガスタービン・機械事業などで棚卸資産が増加しました。



4,279 UP 4,393
'07/3　'08/3

Point 2 有形固定資産

有形固定資産とは、会社が長期にわたって使用する資産で、主に建物や設備、土地などの目に見えるものを指します。今期は、名古屋第一工場の横に、ボーイング787向け専用工場を建設するなど、積極的な設備投資により有形固定資産が増加しました。



2,538 UP 2,599
'07/3　'08/3

連結貸借対照表 （単位：百万円）

科目		当期 平成20年3月31日現在	前期 平成19年3月31日現在
資産の部	流動資産	982,282	961,917
	棚卸資産	439,309	427,934
	その他	533,983	542,973
	固定資産	396,487	396,062
	有形固定資産	259,927	253,819
	無形固定資産	16,053	15,128
	投資その他の資産	120,506	127,114
	資産合計	1,378,769	1,357,979
負債の部	流動負債	824,541	806,506
	固定負債	235,190	256,095
	負債合計	1,059,732	1,062,602
純資産の部	株主資本	309,560	282,110
	資本金	104,328	103,187
	資本剰余金	54,290	53,179
	利益剰余金	151,401	125,798
	自己株式	△459	△55
	評価・換算差額等	3,631	8,317
	その他有価証券評価差額金	10,292	19,342
	繰延ヘッジ損益	5,217	△1,607
	為替換算調整勘定	△11,878	△9,417
	少数株主持分	5,845	4,949
	純資産合計	319,037	295,377
	負債・純資産合計	1,378,769	1,357,979

連結キャッシュ・フロー計算書（概要） （単位：百万円）

科目	当期 平成19年4月1日から 平成20年3月31日まで	前期 平成18年4月1日から 平成19年3月31日まで
営業活動によるキャッシュ・フロー	75,765	45,859
投資活動によるキャッシュ・フロー	△49,090	△43,312
財務活動によるキャッシュ・フロー	△27,391	△1,306
現金及び現金同等物の期末残高	38,169	39,228

連結損益計算書	当期 平成19年4月1日から 平成20年3月31日まで	前期 平成18年4月1日から 平成19年3月31日まで
売上高	1,501,097	1,438,618
売上原価	1,262,032	1,213,524
売上総利益	239,064	225,094
販売費及び一般管理費	162,154	155,952
営業利益	76,910	69,141
営業外収益	17,845	12,496
営業外費用	30,783	32,585
経常利益	63,972	49,052
特別利益	1,668	—
特別損失	7,585	3,785
税金等調整前当期純利益	58,055	45,267
法人税、住民税及び事業税	23,270	16,622
法人税等調整額	△1,260	△1,336
少数株主利益	903	209
当期純利益	35,141	29,771

（単位：百万円）

Point



Point 3 投下資本利益率（ROIC）

目標とする経営指標は、投資家の皆様の期待に応える利益を稼得することを目的として、資本効率を測る指標である投下資本利益率（ROIC）を採用しています。

'07/3　8.7%　UP　'08/3　11.2%

※ROIC＝(税引前利益＋支払利息)÷投下資本

連結株主資本等変動計算書 (平成19年4月1日から平成20年3月31日まで) （単位：百万円）	株主資本合計	評価・換算差額等合計	少数株主持分	純資産合計
平成19年3月31日残高	282,110	8,317	4,949	295,377
当連結会計年度中の変動額				
新株の発行	2,254	—	—	2,254
剰余金の配当	△8,297	—	—	△8,297
当期純利益	35,141	—	—	35,141
自己株式の取得	△488	—	—	△488
自己株式の処分	97	—	—	97
その他	△1,256	—	—	△1,256
株主資本以外の項目の当連結会計年度中の変動額（純額）	—	△4,686	895	△3,790
当連結会計年度中の変動額合計	27,450	△4,686	895	23,659
平成20年3月31日残高	309,560	3,631	5,845	319,037



ホームページのご案内

当社ホームページでは、投資家のみなさま向けに、さらに詳しい財務関連情報を掲載しております。また、企業情報や環境への取り組みなど幅広い内容となっておりますので、ぜひご覧ください。

http://www.khi.co.jp

単独財務諸表

単独貸借対照表

(単位：百万円)

科目		当期 平成20年3月31日現在	前期 平成19年3月31日現在
資産の部	流動資産	612,879	627,271
	固定資産	310,082	310,997
	有形固定資産	133,869	134,805
	無形固定資産	11,256	9,820
	投資その他の資産	164,956	166,371
	資産合計	922,962	938,269
負債の部	流動負債	508,229	518,756
	固定負債	159,366	176,383
	負債合計	667,596	695,139
純資産の部	株主資本	240,745	226,382
	資本金	104,328	103,187
	資本剰余金	52,107	50,995
	利益剰余金	84,769	72,244
	自己株式	△459	△45
	評価・換算差額等	14,620	16,747
	その他有価証券 評価差額金	9,237	17,810
	繰延ヘッジ損益	5,383	△1,062
	純資産合計	255,366	243,129
	負債・純資産合計	922,962	938,269

単独損益計算書

(単位：百万円)

科目	当期 平成19年4月1日から 平成20年3月31日まで	前期 平成18年4月1日から 平成19年3月31日まで
売上高	889,963	919,655
売上原価	784,062	809,058
売上総利益	105,900	110,596
販売費及び一般管理費	62,847	63,510
営業利益	43,053	47,086
営業外収益	9,051	10,403
営業外費用	20,399	23,609
経常利益	31,705	33,879
特別利益	3,088	―
特別損失	6,294	3,785
税引前当期純利益	28,499	30,094
法人税、住民税及び事業税	8,743	7,925
法人税等調整額	△1,066	850
当期純利益	20,822	21,319

単独株主資本等変動計算書 (平成19年4月1日から平成20年3月31日まで) (単位：百万円)

科目	株主資本合計	評価・換算 差額等合計	純資産合計
平成19年3月31日残高	226,382	16,747	243,129
当期中の変動額			
新株の発行	2,254	―	2,254
剰余金の配当	△8,297	―	△8,297
当期純利益	20,822	―	20,822
自己株式の取得	△488	―	△488
自己株式の処分	73	―	73
特別償却積立金取崩	―	―	―
固定資産圧縮積立金取崩	―	―	―
特別償却積立金の積立	―	―	―
株主資本以外の項目の 当期中の変動額(純額)	―	△2,127	△2,127
当期中の変動額合計	14,363	△2,127	12,236
平成20年3月31日残高	240,745	14,620	255,366

会社概要・役員 株式の状況・大株主

会社概要
(平成20年3月31日現在)

創 立	明治29年10月15日
資本金	104,328,628,664円
従業員	10,263名
本 社	（神戸）神戸市中央区東川崎町1丁目1番3号
	（東京）東京都港区浜松町2丁目4番1号

株式の状況
(平成20年3月31日現在)

発行可能株式総数	3,360,000,000株
発行済株式総数	1,669,629,122株
株主総数	179,607名

役員
(平成20年6月25日現在)

取締役会長	田崎 雅元	
取締役社長	大橋 忠晴	
取締役副社長	松崎 昭	
常務取締役	元山 近思	
	瀬川 雅司	
	丹波 晨一	
	三原 修二	
	長谷川 聰	
	髙尾 光俊	
監査役	田上 朗	
	岡崎 信行	
	川本 洋	
	土井 憲三	
常務執行役員	神林 伸光	
	松岡 京平	
	村山 滋	

執行役員	服部 晃
	浅野 雄一
	山口 徹
	木野内 総介
	河村 義雄
	山下 清司
	菅原 健史
	上田 澄広
	金森 渉
	渡邊 武史男
	村田 泰実
	牧村 実
	宮武 環
	山中 秀一
	広畑 昌彦
	田中 信介
	下村 豊

大株主
(平成20年3月31日現在)

株主名	所有株式数	比率
株式会社みずほ銀行	57,443,650株	3.44%
JFE スチール株式会社	56,174,400株	3.36%
日本生命保険相互会社	54,016,659株	3.23%
JP MORGAN CHASE BANK	53,183,000株	3.18%
日本マスタートラスト信託銀行株式会社（信託口）	53,176,000株	3.18%
東京海上日動火災保険株式会社	46,397,589株	2.77%
日本トラスティ・サービス信託銀行株式会社（信託口）	37,158,000株	2.22%
川崎重工業従業員持株会	30,422,296株	1.82%
川崎重工共栄会	29,469,192株	1.76%
日本興亜損害保険株式会社	27,521,999株	1.64%

今回の表紙



今回のビジネス・レポートでは当社の「歴史」を取り上げましたので、表紙も歴史をテーマにしました。軌道上の車両は、2007年3月に全線開業した台湾高速鉄道（いわゆる台湾新幹線）。水面に映る蒸気機関車はC56型です。川崎重工は日本の鉄道技術の発展に大きく貢献しています。

思い切ってご利用ください

川崎重工業株式会社
ご来場の際は本券を切り離してご持参ください。

ご利用日	年 月 日
ご利用内訳	大人 名 小人 名

18

■株主メモ

事業年度	毎年4月1日から翌年3月31日まで
定時株主総会	毎年6月下旬
基準日	定時株主総会 毎年3月31日
	期末配当金 毎年3月31日
	中間配当金 毎年9月30日
	その他必要があるときは、あらかじめ公告して定めた日
株主名簿管理人	中央三井信託銀行株式会社
同事務取扱場所	〒541-0041 大阪市中央区北浜二丁目2番21号 TEL:0120-78-2031（フリーダイヤル） 中央三井信託銀行株式会社 大阪支店　証券代行部
同取次所	中央三井信託銀行株式会社本店、全国各支店 日本証券代行株式会社本店、全国各支店

■ご案内

＜住所変更の手続きについて＞

新市制の施行や町村合併、住居表示の変更又は転居などにより、ご住所が変更になったときは、株主名簿の変更手続きが必要となります。手続きをお忘れになると株主総会招集ご通知や配当金などのお受け取りができなくなりますので、お早めにお手続きいただきますようお願いいたします。

＜配当金振込制度のご利用について＞

配当金のお受取方法には、銀行口座及びゆうちょ銀行（通常貯金口座）へのお振込も可能です。ご希望の株主様は、下記株主名簿管理人あて配当金振込指定書をご請求のうえお申し込みください。

○事務のお取扱い（電話お問い合わせ・郵便物送付先）
中央三井信託銀行株式会社証券代行部（証券代行事務センター）
〒168-0063 東京都杉並区和泉二丁目8番4号
TEL:0120-78-2031（土日祝日を除く 午前9時～午後5時）

住所変更、名義書換請求などに必要な用紙のご請求は、株主名簿管理人のフリーダイヤル0120-87-2031で24時間受付しております。






EXHIBIT 6
(Brief description)

Annual Securities Report dated June 25, 2008

Annual Securities Report for the period from April 1st, 2007 to March 31st, 2008, describing the Corporation's capital, management, business, financial statements for the year and other matters concerning the Corporation.

[Contents]
I.   Corporate Information (KHI Group)
  i. Outline of the Corporation
      1. Financial Highlights
      2. History
      3. Contents of Business
      4. Subsidiaries
      5. Employees
  ii. Business and Sales
      1. Summary of Business
      2. Production, Order and Sales
      3. Subject of Business
      4. Business Risk
      5. Important Contracts
      6. R & D
      7. Analysis of Financial Condition and Results of Operation
  iii. Plant and Equipment Investment
      1. Capital expenditures
      2. Production facilities of the Corporation
      3. Plant and Equipment Investment Plan
  iv. Outline of the Company (KHI)
      1. Principal Shareholders
      2. Treasury stock
      3. Dividend policy
      4. Price Range of the Common Stock
      5. Directors
      6. Corporate Governance
  v.   Management
      1. Consolidated Financial Statements
      2. Non-Consolidated Financial Statements
  vi. Stock information
  vii. Other information concerning the Company

II. Information concerning the parent company who guarantees the Company's public offering securities
[Auditors' Report]

平成19年度　　自　平成19年4月1日
　　　　　　　至　平成20年3月31日

有 価 証 券 報 告 書

川崎重工業株式会社

（E02127）

目　　　　次

頁

平成19年度　有価証券報告書

【表紙】		1
第一部	【企業情報】	2
第1	【企業の概況】	2
1	【主要な経営指標等の推移】	2
2	【沿革】	4
3	【事業の内容】	6
4	【関係会社の状況】	9
5	【従業員の状況】	12
第2	【事業の状況】	13
1	【業績等の概要】	13
2	【生産、受注及び販売の状況】	16
3	【対処すべき課題】	18
4	【事業等のリスク】	20
5	【経営上の重要な契約等】	21
6	【研究開発活動】	22
7	【財政状態及び経営成績の分析】	23
第3	【設備の状況】	24
1	【設備投資等の概要】	24
2	【主要な設備の状況】	25
3	【設備の新設、除却等の計画】	27
第4	【提出会社の状況】	28
1	【株式等の状況】	28
2	【自己株式の取得等の状況】	32
3	【配当政策】	33
4	【株価の推移】	33
5	【役員の状況】	34
6	【コーポレート・ガバナンスの状況】	37
第5	【経理の状況】	41
1	【連結財務諸表等】	42
2	【財務諸表等】	84
第6	【提出会社の株式事務の概要】	111
第7	【提出会社の参考情報】	112
1	【提出会社の親会社等の情報】	112
2	【その他の参考情報】	112
第二部	【提出会社の保証会社等の情報】	113
監査報告書		巻末

【表紙】

【提出書類】	有価証券報告書
【根拠条文】	金融商品取引法第24条第1項
【提出先】	関東財務局長
【提出日】	平成20年6月25日
【事業年度】	平成19年度（自　平成19年4月1日　至　平成20年3月31日）
【会社名】	川崎重工業株式会社
【英訳名】	Kawasaki Heavy Industries, Ltd.
【代表者の役職氏名】	取締役社長　　大　橋　忠　晴
【本店の所在の場所】	神戸市中央区東川崎町3丁目1番1号
【電話番号】	（078）682-5001（大代表）
【事務連絡者氏名】	財務経理部副部長　　村　上　雄　二
【最寄りの連絡場所】	神戸市中央区東川崎町1丁目1番3号 （神戸クリスタルタワー）
【電話番号】	（078）371-9551
【事務連絡者氏名】	財務経理部副部長　　村　上　雄　二
【縦覧に供する場所】	川崎重工業株式会社東京本社 （東京都港区浜松町2丁目4番1号 　（世界貿易センタービル）） 川崎重工業株式会社関西支社 （大阪市北区堂島浜2丁目1番29号（古河大阪ビル）） 株式会社東京証券取引所 （東京都中央区日本橋兜町2番1号） 株式会社大阪証券取引所 （大阪市中央区北浜1丁目8番16号） 株式会社名古屋証券取引所 （名古屋市中区栄3丁目8番20号）

第一部【企業情報】

第1【企業の概況】

1【主要な経営指標等の推移】

(1) 最近5連結会計年度に係る主要な経営指標等の推移

連結会計年度		平成15年度	平成16年度	平成17年度	平成18年度	平成19年度
決算年月		平成16年3月	平成17年3月	平成18年3月	平成19年3月	平成20年3月
売上高	(百万円)	1,160,252	1,241,591	1,322,487	1,438,618	1,501,097
経常利益	(百万円)	12,140	21,044	30,885	49,052	63,972
当期純利益	(百万円)	6,332	11,478	16,467	29,771	35,141
純資産額	(百万円)	190,175	201,464	237,588	295,377	319,037
総資産額	(百万円)	1,156,904	1,194,472	1,284,085	1,357,979	1,378,769
1株当たり純資産額	(円)	131.82	139.64	152.53	175.01	187.73
1株当たり当期純利益	(円)	4.37	7.92	11.20	18.94	21.08
潜在株式調整後 1株当たり当期純利益	(円)	4.22	6.81	9.45	17.23	20.58
自己資本比率	(%)	16.4	16.8	18.5	21.3	22.7
自己資本利益率	(%)	3.4	5.8	7.5	11.2	11.6
株価収益率	(倍)	38.2	23.3	36.8	26.3	10.5
営業活動による キャッシュ・フロー	(百万円)	42,810	71,422	45,760	45,859	75,765
投資活動による キャッシュ・フロー	(百万円)	△25,868	△17,714	△36,510	△43,312	△49,090
財務活動による キャッシュ・フロー	(百万円)	△35,544	△51,839	△16,720	△1,306	△27,391
現金及び現金同等物 の期末残高	(百万円)	42,375	44,385	37,505	39,228	38,169
従業員数	(名)	29,306	28,682	28,922	29,211	30,563

(注) 1 売上高には、消費税等は含まれていない。

2 純資産額の算定にあたり、平成19年3月期から「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第5号)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第8号)を適用している。

(2) 提出会社の最近5事業年度に係る主要な経営指標等の推移

事業年度		平成15年度	平成16年度	平成17年度	平成18年度	平成19年度
決算年月		平成16年3月	平成17年3月	平成18年3月	平成19年3月	平成20年3月
売上高	（百万円）	782,550	876,233	845,957	919,655	889,963
経常利益	（百万円）	10,730	11,357	23,371	33,879	31,705
当期純利益	（百万円）	6,908	7,935	13,625	21,319	20,822
資本金	（百万円）	81,427	81,427	92,084	103,187	104,328
発行済株式総数	（千株）	1,443,394	1,443,394	1,557,714	1,659,625	1,669,629
純資産額	（百万円）	164,160	171,632	200,558	243,129	255,366
総資産額	（百万円）	870,628	912,894	917,072	938,269	922,962
1株当たり純資産額	（円）	113.79	118.95	128.76	146.50	153.06
1株当たり配当額 （うち1株当たり 中間配当額）	（円）	2.0 （－）	2.5 （－）	3.0 （－）	5.0 （－）	5.0 （－）
1株当たり当期純利益	（円）	4.78	5.47	9.27	13.56	12.49
潜在株式調整後 1株当たり当期純利益	（円）	4.59	4.74	7.85	12.36	12.21
自己資本比率	（％）	18.8	18.8	21.8	25.9	27.6
自己資本利益率	（％）	4.4	4.7	7.3	9.6	8.3
株価収益率	（倍）	34.9	33.8	44.5	36.7	17.7
配当性向	（％）	41.7	45.4	34.2	38.9	40.0
従業員数	（名）	10,937	10,579	9,909	9,795	10,263

（注）　1　売上高には、消費税等は含まれていない。

　　　　2　純資産額の算定にあたり、平成19年3月期から「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号）を適用している。

2 【沿革】

明治11年4月	川崎正蔵、東京築地南飯田町の官有地を借用し、川崎築地造船所を創業	
明治14年3月	川崎正蔵、兵庫東出町に川崎兵庫造船所を開設	
明治19年5月	川崎正蔵、官営兵庫造船所（東川崎町）を借り受け、川崎兵庫造船所を併合、川崎造船所と改称（創業）	
明治19年9月	川崎築地造船所を兵庫に集約	
明治29年10月	株式会社川崎造船所設立、資本金200万円、初代社長に松方幸次郎就任	
明治39年9月	兵庫分工場開設	
明治40年7月	兵庫分工場操業、造船用鋳鋼品の製造開始（川崎車輌株式会社の前身）	
大正7年7月	葺合工場新設（川崎製鉄株式会社の前身） 兵庫工場内に自動車科及び飛行機科を新設（川崎航空機工業株式会社の前身）	
大正8年4月	川崎汽船株式会社を設立	
大正8年7月	兵庫工場で飛行機の製作を開始	
大正11年12月	岐阜工場を開設	
昭和3年5月	兵庫工場を分離し、川崎車輌株式会社を設立	
昭和12年11月	飛行機部門を分離し、川崎航空機工業株式会社を設立	
昭和14年12月	社名を川崎重工業株式会社と改称	
昭和15年9月	明石工場（川崎航空機工業株式会社）を開設	
昭和25年8月	製鉄部門を分離し、川崎製鐵株式会社を設立	
昭和26年6月	宝産業株式会社（現・連結子会社　川重商事株式会社）を設立	
昭和28年12月	明発工業株式会社（現・連結子会社　株式会社カワサキモータースジャパン）を設立	
昭和34年12月	電機部門を分離し、川崎電機製造株式会社を設立	
昭和37年2月	加古川工場を開設	
昭和37年8月	播州工場（川崎車輌株式会社）を開設	
昭和39年12月	野田工場を開設	
昭和41年3月	American Kawasaki Motorcycle Corp.（現・連結子会社　Kawasaki Motors Corp., U.S.A.）を設立	
昭和41年11月	横山工業株式会社を合併	
昭和42年1月	坂出工場を開設	
昭和43年8月	西神戸工場を開設	
昭和44年4月	川崎航空機工業株式会社及び川崎車輌株式会社を合併、千葉工場を開設	
昭和44年6月	八千代工場を開設	
昭和46年4月	播磨工場を開設	
昭和47年4月	汽車製造株式会社を合併	
昭和55年10月	加古川工場を播磨工場へ集約	
昭和56年12月	Kawasaki Motors Manufacturing Corp., U.S.A.（連結子会社）を設立	
昭和59年6月	汎用ボイラ部門（滋賀工場）を分離し、川重冷熱工業株式会社（連結子会社）に譲渡	
昭和62年6月	袖ケ浦工場を開設	
平成元年2月	Kawasaki Rail Car, Inc.（連結子会社）を設立	
平成2年3月	西神工場を開設	
平成4年12月	名古屋第一工場を開設	
平成13年2月	千葉工場を播磨工場へ集約	
平成13年3月	袖ケ浦工場を野田工場へ集約	
平成14年10月	船舶事業を分離し、株式会社川崎造船（連結子会社）を設立 ガスタービン・機械事業の精機部門を分離し、株式会社カワサキプレシジョンマシナリ（連結子会社）に承継	
平成15年9月	野田工場を播磨工場へ集約	
平成17年3月	八千代工場を廃止	
平成17年4月	プラント・環境事業のプラント部門を分離し、カワサキプラントシステムズ株式会社（連結子会社）に承継 車両事業の破砕機部門を分離し、株式会社アーステクニカ（持分法適用関連会社）に承継	
平成18年4月	加古川工場を開設	
平成18年10月	プラント・環境事業の環境部門を分離し、カワサキ環境エンジニアリング株式会社（連結子会社）に承継	

（平成19年4月　　カワサ（東〇〇〇〇〇〇〇株式会社（連結子会社）を〇〇〇〇〇〇〇〇〇〇〇〇〇〇株
式会社（連結子会社）を合併し、カワサキプラントシステムズ株式会社（連結子会社）に商
号変更

（注）平成20年4月に、株式会社アーステクニカを連結子会社とした。

3 【事業の内容】

　当社グループは、当社（提出会社）、子会社97社及び関連会社32社により構成されており、当社を中心として船舶事業、車両事業、航空宇宙事業、ガスタービン・機械事業、プラント・環境事業、汎用機事業、油圧機器事業及びその他事業を営んでいます。なお、これらの8事業区分は事業の種類別セグメントの区分と同一です。また、当連結会計年度において、事業の種類別セグメントの区分・名称を変更しております。詳細は、「第5経理の状況　1連結財務諸表等　(1)連結財務諸表　注記事項（セグメント情報）」をご参照ください。

　当社グループの主な事業内容と当社及び主要関係会社の位置づけを概説すれば、以下のとおりとなります。

［主な事業内容］
船舶事業
　船舶等の製造・販売
車両事業
　鉄道車両、建設機械、除雪機械、破砕機等の製造・販売
航空宇宙事業
　航空機等の製造・販売
ガスタービン・機械事業
　ジェットエンジン、汎用ガスタービン、原動機等の製造・販売
プラント・環境事業
　産業機械、ボイラ、環境装置、鋼構造物等の製造・販売
汎用機事業
　二輪車、四輪バギー車（ATV）、多用途四輪車、パーソナルウォータークラフト（「ジェットスキー」）、汎用ガソリンエンジン、産業用ロボット等の製造・販売
油圧機器事業
　油圧機器等の製造・販売
その他事業
　商業、販売・受注の仲介・斡旋、福利施設の管理等

［当社及び主要関係会社の位置づけ］
船舶事業
　㈱川崎造船（連結子会社）で製造・販売を行っているほか、南通中遠川崎船舶工程有限公司（持分法適用関連会社）が独自に船舶の製造・販売を行っています。

車両事業
　当社で製造・販売を行っているほか、海外向鉄道車両についてはKawasaki Rail Car, Inc.（連結子会社）が一部の製造・販売を、Kawasaki Motors Manufacturing Corp., U.S.A.（連結子会社）が一部の製造を行っています。また、Kawasaki Construction Machinery Corp. of America（連結子会社）が建設機械等の製造の一部及び販売を、㈱カワサキマシンシステムズ（連結子会社）ほかが建設機械等の販売を行っています。

航空宇宙事業
　当社で製造・販売を行っているほか、日本飛行機㈱（連結子会社）が独自に製造・販売並びに製造の一部分担を行っています。

ガスタービン・機械事業
　当社で製造・販売を行っているほか、川重冷熱工業㈱（連結子会社）がボイラ及び空調機器の製造・販売を独自に行い、㈱カワサキマシンシステムズ（連結子会社）が汎用ガスタービンの販売を行っています。

プラント・環境事業
　当社で製造・販売を行っているほか、カワサキプラントシステムズ㈱（連結子会社）が産業機械、ボイラ、環境装置等の製造・販売を行っています。

汎用機事業

　当社で製造・販売を行っているほか、製造については二輪車、四輪バギー車（ＡＴＶ）、パーソナルウォータークラフト、汎用ガソリンエンジン、産業用ロボット等の一部をKawasaki Motors Manufacturing Corp., U.S.A.（連結子会社）ほかがそれぞれ製造しています。また、販売面においては、国内向二輪車ほかを㈱カワサキモータースジャパン（連結子会社）が、国内向産業用ロボットを㈱カワサキマシンシステムズ（連結子会社）が、海外向二輪車ほかをKawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.（いずれも連結子会社）ほかが、海外向産業用ロボットをKawasaki Robotics (USA) Inc.（連結子会社）ほかがそれぞれ販売しています。

油圧機器事業

　㈱カワサキプレシジョンマシナリ（連結子会社）ほかが油圧機器の製造・販売を行っています。

その他事業

　川重商事㈱（連結子会社）ほかが商業を、Kawasaki Heavy Industries (U.S.A.) Inc.、Kawasaki Heavy Industries (U.K.) Ltd.（いずれも連結子会社）ほかが海外における販売・受注の仲介・斡旋等の業務を行っています。また、㈱カワサキライフコーポレーション（連結子会社）ほかが商業及び福利施設管理等の諸事業を営んでいます。

　以上で述べた事項を事業系統図によって示せば、次のとおりです。

	製造・販売	製造	販売	付帯関連事業
船舶		㈱川崎造船		川重神戸サポート㈱
		南通中遠川崎船舶工程有限公司		
車両	川崎重工業株式会社	Kawasaki Rail Car, Inc.		川重車両コンポ㈱
		Kawasaki Construction Machinery Corp. of America		川重車両テクノ㈱
		Kawasaki Motors Manufacturing Corp., U.S.A.	㈱カワサキマシンシステムズ	
航空宇宙		日本飛行機㈱		㈱ケージーエム
				川重岐阜エンジニアリング㈱
ガスタービン・機械		川重冷熱工業㈱（注2）		
			㈱カワサキマシンシステムズ	
プラント・環境		カワサキプラントシステムズ㈱		川崎エンジニアリング㈱
				KEE環境工事㈱
汎用機		Kawasaki Motors Manufacturing Corp., U.S.A.	㈱カワサキモータースジャパン	
			㈱カワサキマシンシステムズ	
			Kawasaki Motors Corp., U.S.A.	
			Kawasaki Motors Europe N.V.	
		Kawasaki Motors Enterprise (Thailand) Co., Ltd.		
			Kawasaki Robotics (USA) Inc.	
油圧機器（注3）		㈱カワサキプレシジョンマシナリ		
		Kawasaki Precision Machinery (U.K.) Limited		

		（受注仲介）	（商業）	（商業及びその他）
その他		Kawasaki Heavy Industries (U.S.A.) Inc.	川重商事㈱	㈱カワサキライフコーポレーション
		Kawasaki Heavy Industries (U.K.) Ltd.		

(注)1. 実線枠は連結子会社、点線枠は持分法適用関連会社であり、主要な会社のみ記載している。
　　2. 川重冷熱工業㈱はJASDAQに上場している。
　　3. 従来「その他事業」に含めていた「油圧機器事業」については、当社グループ全体に占める重要性が高まったため、当連結会計年度より新たに区分して「油圧機器事業」として表示している。

4 【関係会社の状況】

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有（被所有）割合 所有割合（%）	議決権の所有（被所有）割合 被所有割合（%）	関係内容
（連結子会社）						
㈱川崎造船	神戸市中央区	百万円 10,000	船舶事業	100	―	役員の兼任4名 （うち従業員2名）
アルナ輸送機用品㈱	岐阜県養老郡養老町	百万円 400	車両事業	100	―	役員の兼任1名 （うち従業員1名）
㈱日本除雪機製作所	札幌市手稲区	百万円 120	車両事業	75.02	―	当社への同社製品の販売 役員の兼任2名 （うち従業員2名）
Kawasaki Rail Car, Inc. （注）4	New York, U.S.A.	千米ドル 60,600	車両事業	100 (100)	―	当社製品の製造・販売
Kawasaki Construction Machinery Corp. of America（注）4	Georgia, U.S.A.	千米ドル 8,000	車両事業	100 (100)	―	当社製品の製造・販売
日本飛行機㈱	横浜市金沢区	百万円 6,048	航空宇宙事業	100	―	当社への同社製品の販売 役員の兼任2名 （うち従業員2名）
日飛興産㈱（注）4	横浜市金沢区	百万円 120	航空宇宙事業	100 (100)	―	―
川重冷熱工業㈱（注）3，4	滋賀県草津市	百万円 1,460	ガスタービン・機械事業	83.59 (0.06)	―	役員の兼任3名 （うち従業員3名）
武漢川崎船用機械有限公司	武漢市 中華人民共和国	百万円 1,100	ガスタービン・機械事業	55	―	当社製品の製造・販売 役員の兼任2名 （うち従業員1名）
カワサキプラントシステムズ㈱	神戸市中央区	百万円 8,500	プラント・環境事業	100	―	当社製品の販売 役員の兼任3名 （うち従業員3名）
㈱カワサキマシンシステムズ	大阪市北区	百万円 743	車両事業、ガスタービン・機械事業、汎用機事業	100	―	当社製品の販売 役員の兼任5名 （うち従業員4名）
川崎金属工業㈱	三重県四日市市	百万円 350	汎用機事業	100	―	当社への同社製品の販売 役員の兼任4名 （うち従業員4名）
Kawasaki Motors Corp., U.S.A.（注）2，5	Delaware, U.S.A.	千米ドル 65,900	汎用機事業	100	―	当社製品の販売
Kawasaki Motors Finance Corporation （注）4，5	Delaware, U.S.A.	千米ドル 10,000	汎用機事業	100 (100)	―	―
KM Receivables Corporation （注）4，5	Delaware, U.S.A.	米ドル 100	汎用機事業	100 (100)	―	―
Kawasaki Motors Pty. Ltd.	New South Wales, Australia	千オーストラリアドル 2,000	汎用機事業	100	―	当社製品の販売 役員の兼任2名 （うち従業員2名）
Kawasaki Motors Racing B.V.	Hoofddorp, The Netherlands	千ユーロ 3,000	汎用機事業	100	―	役員の兼任2名 （うち従業員1名）
P.T. Kawasaki Motor Indonesia	Jakarta, Indonesia	千米ドル 40,000	汎用機事業	83	―	当社製品の製造・販売 役員の兼任3名 （うち従業員3名）
Kawasaki Motors Europe N.V.（注）2	Hoofddorp, The Netherlands	千ユーロ 14,093	汎用機事業	100	―	当社製品の販売 役員の兼任1名 （うち従業員1名）
Kawasaki Motors (Phils.) Corporation	Metro Manila, Philippines	千ペソ 101,430	汎用機事業	50	―	当社製品の製造・販売 役員の兼任2名 （うち従業員2名）

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有（被所有）割合		関係内容
				所有割合(%)	被所有割合(%)	
Kawasaki Motors Manufacturing Corp., U.S.A.	Nebraska, U.S.A.	千米ドル 70,000	車両事業、汎用機事業	100	—	当社製品の製造
Kawasaki Motors Enterprise (Thailand) Co.,Ltd.	Rayong, Thailand	千バーツ 1,900,000	汎用機事業	100	—	当社製品の製造・販売 役員の兼任2名 （うち従業員2名）
Canadian Kawasaki Motors Inc.	Ontario, Canada	千カナダドル 2,000	汎用機事業	100	—	当社製品の販売
Kawasaki Robotics (UK) Ltd. （注）4	Manchester, United Kingdom	千英ポンド 917	汎用機事業	100 (100)	—	当社製品の販売
川崎機器人（天津）有限公司	天津経済技術開発区 中華人民共和国	千中国元 13,174	汎用機事業	100	—	役員の兼任2名 （うち従業員2名）
Kawasaki Machine Systems Korea, Ltd.	Incheon, Korea	百万ウォン 1,500	汎用機事業	100	—	当社製品の販売 役員の兼任3名 （うち従業員3名）
Kawasaki Robotics (USA) Inc. （注）4	Delaware, U.S.A.	千米ドル 1,000	汎用機事業	100 (100)	—	当社製品の販売
㈱カワサキプレシジョンマシナリ	神戸市西区	百万円 3,000	油圧機器事業	100	—	役員の兼任3名 （うち従業員3名）
川崎精密機械（蘇州）有限公司 （注）4	江蘇省 中華人民共和国	百万円 500	油圧機器事業	100 (100)	—	—
Kawasaki Precision Machinery (U.S.A.) Inc. （注）4	Michigan, U.S.A.	千米ドル 5,000	油圧機器事業	100 (100)	—	—
Kawasaki Precision Machinery (U.K.) Limited （注）4	Plymouth, United Kingdom	千英ポンド 5,000	油圧機器事業	100 (100)	—	—
Flutek,Ltd. （注）4	Kyungnam, Korea	百万ウォン 1,310	油圧機器事業	50.38 (50.38)	—	—
川重商事㈱	神戸市中央区	百万円 600	その他事業	70	—	当社製品の販売、当社への機器類・資材の納入 役員の兼任2名 （うち従業員2名）
㈱カワサキライフコーポレーション	神戸市中央区	百万円 400	その他事業	100	—	当社福利施設の管理・修理及び当社への建物等の賃貸等 役員の兼任2名 （うち従業員2名）
川崎油工㈱	兵庫県明石市	百万円 436	その他事業	100	—	役員の兼任2名 （うち従業員2名）
Kawasaki do Brasil Industria e Comercio Ltda.	Sao Paulo, Brazil	千レアル 1,136	その他事業	100	—	当社製品の販売・受注の仲介・斡旋
Kawasaki Heavy Industries (U.S.A.) Inc.	New York, U.S.A.	千米ドル 600	その他事業	100	—	当社製品の販売・受注の仲介・斡旋 役員の兼任1名 （うち従業員0名）
Kawasaki Heavy Industries (U.K.) Ltd.	London, United Kingdom	千英ポンド 500	その他事業	100	—	当社製品の販売・受注の仲介・斡旋 役員の兼任1名 （うち従業員0名）
その他57社						

名称	住所	資本金 又は出資金	主要な事業の内容	議決権の所有 （被所有）割合 所有割合 （%）	被所有 割合 （%）	関係内容
（持分法適用関連会社） 南通中遠川崎船舶工程 有限公司（注）4	南通市 中華人民共和国	千中国元 1,462,200	船舶事業	50 (50)	―	―
㈱アーステクニカ（注）6	東京都千代田区	百万円 1,200	車両事業	50	―	役員の兼任3名 （うち従業員3名）
同方川崎空調設備有限公司 （注）4	廊坊市 中華人民共和国	千米ドル 9,673	ガスタービン・機械 事業	50 (50)	―	―
スチールプランテック㈱ （注）4	横浜市鶴見区	百万円 1,995	プラント・環境事業	24.81 (24.81)	―	役員の兼任1名 （うち従業員1名）
上海中遠川崎重工鋼結構 有限公司	上海市 中華人民共和国	千米ドル 29,800	プラント・環境事業	45	―	当社製品の製造・販売 役員の兼任2名 （うち従業員2名）
その他13社						

(注) 1 「主要な事業の内容」欄には、事業の種類別セグメントの名称を記載している。

2 特定子会社である。

3 有価証券報告書の提出会社である。

4 「議決権の所有（被所有）割合欄」の（内書）は間接所有である。

5 Kawasaki Motors Corp., U.S.A.については、売上高（連結会社相互間の内部売上高を除く）の連結売上高に占める割合が10％を超えている。なお、同社は同社の直接所有子会社であるKawasaki Motors Finance Corporation及びKM Receivables Corporationと実質的に不可分の関係で事業活動を行っている。このため、Kawasaki Motors Corp., U.S.A.単独の損益情報等では同社の実態を正しく表せないことから主要な損益情報等として同社に当該子会社2社を連結後の金額を記載している。

主要な損益情報等 ① 売上高　　　　190,008百万円

② 経常利益　　　　　　473

③ 当期純利益　　　　　435

④ 純資産額　　　　 14,250

⑤ 総資産額　　　　104,825

6 平成20年4月、川崎重工業㈱は㈱アーステクニカ（持分法適用関連会社）の全株式を取得し、子会社化している。

5 【従業員の状況】

(1) 連結会社の状況

事業の種類別セグメントの名称	従業員数（名）
船舶	2,721
車両	3,343
航空宇宙	5,258
ガスタービン・機械	3,105
プラント・環境	2,746
汎用機	9,442
油圧機器	1,053
その他	2,234
全社共通	661
合計	30,563

（注） 1　従業員数は就業人員のみを対象としている。なお、臨時従業員数については従業員総数の百分の十未満であるため記載を省略している。

　　　 2　従業員数は再雇用従業員を含んでいる。

(2) 提出会社の状況

従業員数（名）	平均年齢（歳）	平均勤続年数（年）	平均年間給与（円）
10,263	42.9	20.1	7,108,228

（注） 1　従業員数は就業人員のみを対象としている。なお、臨時従業員数については従業員総数の百分の十未満であるため記載を省略している。

　　　 2　従業員数は再雇用従業員を含んでいる。

　　　 3　平均年間給与は、賞与及び基準外賃金を含んでいる。

(3) 労働組合の状況

　　当社の労働組合は、川崎重工労働組合と称し、上部団体は日本基幹産業労働組合連合会（略称　基幹労連）です。

　　また組合とは、信頼関係を基礎に労働協約を締結し、労働条件その他労使間の重要問題について労働協議会・経営協議会等を開催し、相互の理解と隔意ない意見交換により円満に解決を図っています。

　　なお、当連結会計年度、連結会社において労働組合との間に特記すべき事項等は生じていません。

1【業績等の概要】

（1）業績

①当連結会計年度の連結業績の概況

当期におけるわが国経済は、上半期においては、不安要因はあったものの概ね底堅く推移しましたが、下半期に入り原油高に伴う原材料及び消費財価格の一段の上昇や株式市場の下落、円高ドル安の進行など、不透明感が増す中で推移しました。海外においても、上半期は概ね順調に推移していましたが、下半期に入って、中国などでは好況が続いている一方、米国におけるサブプライムローン問題などに伴い、欧米の一部に信用収縮や景気の減速が見られるなど不安材料が多く見られるようになりました。

このような経営環境の下、当社グループの当期の連結受注高は、船舶事業での多数のばら積み貨物船の受注等により、1兆6,107億円と前期比180億円の増加となりました。

当期の連結売上高については、船舶及び汎用機事業などで増加し、前期比624億円増の1兆5,010億円となりました。

利益面につきましては、主に上半期において為替レートが円安ドル高傾向で推移したことに加え、船舶事業及びプラント・環境事業の黒字化等により、当期の営業利益は前期比77億円増の769億円、経常利益は前期比149億円増の639億円となりました。また当期純利益については前期比53億円増の351億円となりました。

また、当期の単独業績につきましては、受注高8,913億円、売上高8,899億円、営業利益430億円、経常利益317億円、当期純利益208億円となりました。

②当連結会計年度の主要セグメント別業績概要

[事業の種類別セグメント]

船舶事業

連結受注高は、ＬＮＧ船２隻、ＬＰＧ船３隻、ばら積み貨物船22隻、潜水艦１隻を受注した結果、前期比1,157億円増の2,513億円となりました。ばら積み貨物船を多数受注したことにより、連結受注高は前期を大幅に上回りました。

連結売上高は、ＬＮＧ船、ＬＰＧ船、大型タンカー、ばら積み貨物船、潜水艦などを計上し、前期比325億円増の1,413億円となりました。

営業利益は、売上高の増加及び採算改善により、前期の22億円の営業損失から55億円改善し、32億円となりました。

車両事業

連結受注高は、ＪＲ各社から新幹線電車、通勤電車、機関車、貨車などを、公営・私鉄各社から地下鉄電車、通勤電車などを、海外からはニューヨーク市地下鉄電車などを受注しましたが、海外向け大型プロジェクトを受注した前期より858億円減の1,832億円となりました。

連結売上高は、鉄道車両においてＪＲ向け車両の納入が増加したものの、海外向けが減少したため、前期比125億円減の1,717億円となりました。なお、建設機械においては、北米向け販売が減少したものの、その他一般輸出向けが増加したため、建設機械全体ではほぼ前期並みとなりました。

営業利益は、売上高の減少に伴い前期比59億円減の71億円となりました。

航空宇宙事業

　　連結受注高は、ボーイング社向けＢ７８７・７７７旅客機分担製造品などを受注しましたが、防衛省向けが減少したため、受注高は前期比531億円減の2,025億円となりました。
　　連結売上高は、防衛省向けの売上が減少したことにより前期比317億円減の2,373億円となりました。
　　営業利益は、売上高の減少に伴い前期比25億円減の108億円となりました。

ガスタービン・機械事業

　　連結受注高は、防衛省向けヘリコプター用エンジン、国内外の顧客向けガスタービン発電設備、陸用タービン設備などを受注したほか、Ｖ２５００・ＴＲＥＮＴ等の民需航空機用エンジン分担製造品や、舶用ディーゼル主機関、水力機械の受注が増加したことなどにより、前期比225億円増の2,274億円となりました。
　　連結売上高は、舶用蒸気タービン主機関の売上は減少したものの、民需航空機用エンジン分担製造品や天然ガス圧送設備の売上増などにより、前期比21億円増の1,854億円となりました。
　　営業利益は、民需航空機用エンジン分担製造品の売上増加などにより、前期比35億円増の133億円となりました。

プラント・環境事業

　　連結受注高は、ボイラタービン発電設備、セメント排熱発電設備などの各種プラント及びシールド掘進機などを受注しましたが、前期にはセメントプラントなどの大型案件があったことなどにより当期は前期比441億円減の1,060億円となりました。
　　連結売上高は、ＬＮＧ基地の他、海外向けセメント・肥料プラントの売上が増加したことなどにより、前期比204億円増の1,425億円となりました。
　　営業利益は、売上高の増加に加えて、プラント及び環境各部門の分社会社の合併による合理化効果や不採算案件の減少などにより、前期の24億円の営業損失から132億円好転し、108億円となりました。

汎用機事業

　　連結売上高は、北米向け二輪車の販売は減少したものの、欧州向け二輪車の販売が増加したことにより、また、ロボットに関しては半導体関連は軟調だったものの、自動車関連が堅調に推移したため、前期比302億円増の4,339億円となりました。
　　営業利益は、売上高は増加したものの、資材費高騰の影響を受けたほか、減価償却費や販売促進費など諸費用の増加により、前期比78億円減の196億円となりました。

油圧機器事業

　　連結受注高は、建設機械向けを中心に前期比194億円増の923億円となりました。
連結売上高は、建設機械向けが引き続き高水準で推移したことから、前期比173億円増の840億円となりました。
　　営業利益は、売上高の増加に伴い前期比30億円増の91億円となりました。

その他事業

　　連結売上高は、前期比39億円増の1,045億円となりました。
　　営業利益は、前期比11億円減の23億円となりました。

[所在地別セグメント]

　　日本は、主として船舶事業及びプラント・環境事業における増収により、連結売上高は前期比154億円増の１兆584億円となりました。営業利益についても主として船舶事業及びプラント・環境事業における損益改善により、前期比95億円増の749億円となりました。

　　北米は、連結売上高はほぼ前期並の2,675億円となりましたが、営業利益は二輪車の販売減などにより５億円の営業損失となりました。

　　欧州は、二輪車販売が好調であったことにより、連結売上高は前期比327億円増の1,316億円、営業利益は21億円増の44億円となりました。

　　アジアは、連結売上高は前期比106億円増の332億円、営業利益は前期比７億円増の14億円となりました。

(2) キャッシュ・フローの状況

　　当期末における現金及び現金同等物（以下「資金」）は前期比10億円減の381億円となりました。当期における各キャッシュ・フローの状況とそれらの要因は、次のとおりです。

　（営業活動によるキャッシュ・フロー）

　　営業活動の結果得られた資金は前期比299億円増の757億円となりました。収入の主な内訳は、税金等調整前当期純利益580億円、減価償却費374億円、仕入債務の増加額268億円であり、支出の主な内訳は、たな卸資産の増加額190億円です。

　（投資活動によるキャッシュ・フロー）

　　投資活動の結果使用した資金は、前期比57億円増の490億円となりました。これは主に有形固定資産の取得によるものです。

　（財務活動によるキャッシュ・フロー）

　　財務活動の結果使用した資金は、前期比260億円増の273億円でした。これは主に社債の償還及び配当金の支払いによるものです。

2 【生産、受注及び販売の状況】

(1) 生産実績

当連結会計年度における生産実績を事業の種類別セグメントごとに示すと、次のとおりです。

事業の種類別セグメント	生産高（百万円）	前期比（%）
船舶	107,789	△5.9
車両	153,465	△8.6
航空宇宙	227,833	△9.7
ガスタービン・機械	185,882	2.1
プラント・環境	115,842	△11.4
汎用機	337,661	12.4
油圧機器	76,418	16.4
その他	133,418	9.1
合計	1,338,311	0.1

(注) 1 上記金額には、消費税等は含まれていない。

2 金額は、生産高（製造原価）によっている。

3 当連結会計年度より事業の種類別セグメントの事業区分を変更したため、前期比較にあたっては、前連結会計年度分を変更後の事業区分に組み替えて行っている。

(2) 受注実績

当連結会計年度における受注実績を事業の種類別セグメントごとに示すと、次のとおりです。

事業の種類別セグメント	受注高（百万円）	前期比（%）	受注残高（百万円）	前期比（%）
船舶	251,331	85.3	414,175	31.9
車両	183,254	△31.9	431,376	△0.7
航空宇宙	202,505	△20.7	248,332	△13.3
ガスタービン・機械	227,422	11.0	245,961	13.4
プラント・環境	106,045	△29.4	135,288	△21.4
汎用機	433,962	7.4	―	―
油圧機器	92,334	26.6	29,316	39.5
その他	113,900	13.1	29,211	46.7
合計	1,610,756	1.1	1,533,663	4.6

(注) 1 上記金額には、消費税等は含まれていない。

2 汎用機事業については、主として見込み生産を行っていることから、受注高について売上高と同額とし、受注残高を表示していない。

3 セグメント間の取引については、受注高及び受注残高から相殺消去している。

4 当連結会計年度より事業の種類別セグメントの事業区分を変更したため、前期比較にあたっては、前連結会計年度分を変更後の事業区分に組み替えて行っている。

(5) 販売実績

当連結会計年度における販売実績を事業の種類別セグメントごとに示すと、次のとおりです。

事業の種類別セグメント	販売高（百万円）	前期比（％）
船舶	141,397	29.9
車両	171,738	△6.8
航空宇宙	237,348	△11.8
ガスタービン・機械	185,486	1.1
プラント・環境	142,547	16.7
汎用機	433,962	7.4
油圧機器	84,027	26.0
その他	104,588	3.9
合計	1,501,097	4.3

(注) 1 上記金額には、消費税等は含まれていない。

2 販売高は、外部顧客に対する売上高である。

3 当連結会計年度より事業の種類別セグメントの事業区分を変更したため、前期比較にあたっては、前連結会計年度分を変更後の事業区分に組み替えて行っている。

4 最近2連結会計年度における主な相手先別の販売実績及び当該販売実績の総販売実績に対する割合

相手先	前連結会計年度		当連結会計年度	
	金額（百万円）	割合（％）	金額（百万円）	割合（％）
防衛省	233,591	16.2	191,905	12.7

— 17 —

3【対処すべき課題】

［経営の基本方針及び経営目標］

　　当社グループは、カワサキグループ・ミッションステートメントにおいて「世界の人々の豊かな生活と地球環境の未来に貢献する“Global Kawasaki”」をグループミッションとして掲げ、技術力やブランドで差別化された優れた製品・サービスを顧客に提供することにより顧客満足度の向上を図り、企業価値を高めるとともに、株主をはじめ顧客、従業員、地域社会の期待に応えていくことを経営の基本方針としています。

　　利益配分については、将来の成長に備えて経営基盤の強化・拡充を図るため、内部留保の充実に配慮しつつ、業績に応じた配当を行い株主の期待に応えていくことを基本方針としています。

［目標とする経営指標］

　　目標とする経営指標は、投資家の期待に応える利益を稼得することを目的として、資本効率を測る指標である投下資本利益率（ＲＯＩＣ＝（税引前利益＋支払利息）÷投下資本）を採用しています。ＲＯＩＣの最大化を目指すなかで、利益の拡大と同時に、投下資本の効率化を図ることにより、財務体質も強化していきます。また、中期経営計画「Global K」においては、収益力の強化を目指し、目標とする経営指標に売上高経常利益率を加えました。

［中期的経営戦略］

　　平成18年度を初年度とし平成22年度を最終年度とする中期経営計画「Global K」を策定し、上記企業ビジョンの実現に向けて、「質主量従」、「選択と集中」、「新たな価値の創造」を経営の基本とし、収益力の高いグローバル企業への飛躍を目指しています。

　　中計前半期間においては、経営の基本に基づいた各種施策の展開により、不採算事業の改善・撤退や個別事業の収益性改善による全体の収益ベースのかさ上げが着実に進みました。加えて、円安や中国等新興国経済の伸長による追い風が、素材価格の高騰を始めとするコストの上昇や公共事業の減退継続などのマイナス要因を上回ったこともあり、結果として、平成19年度は、対中計増収増益（中間利益目標の前倒し達成）を果たし、全部門の黒字化を達成することができました。また、「Global K」の重点施策に関連して、「ミッションステートメントの制定と浸透の推進」、「関連企業の全般的見直しの実施」、「エネルギー・環境関連事業に関する方向性の明確化」など多くの成果を得ることができました。

［会社の対処すべき課題］

　　当社グループは、米国・中国・アジアを中心とした旺盛な需要を背景とした長期にわたる緩やかな国内景気拡大の中で、平成16年度以降、順調に増収・増益を重ねてきました。しかしながら、昨年後半より、サブプライムローン問題に端を発する米国経済の停滞により、米国のみならず欧州、そして日本においても景況感が悪化しています。加えて、素材価格の高騰、外注費の上昇や熟練労働力の不足、為替相場の対ドル円高など、収益圧迫要因が数多く存在し、当社グループを取巻く経営環境は急速に厳しさを増しています。

　　このような状況において、当社グループは以下の主要課題3点について、グループ全体で確実に取り組み、中期経営計画「Global K」を達成することによって、「収益力の高いグローバル企業」へ着実に歩んでいきます。
　① 調達体制の整備等による資材費高騰への対策
　② 円建て契約や多通貨建て取引の増加、海外生産の拡大などのコストのドル化、機動的為替ヘッジなどの対ドル円高対策
　③ 固定費の圧縮、新たな市場の開拓、機動的な販売戦略などによる世界経済減速への対策

また、当社グループは、上記のような事業環境の「潮目」の変化を認識・対応しながら、中長期的観点から、次の成長に向けた布石を着実に打ち、グループ全体で平成22年度目標達成を目指すことを基本方針に、中期経営計画「Global K」の見直しを行う中で、個別事業・製品ごとの戦略・施策・経営資源配分等を市場動向と競争力に応じて洗い直し、グループ全体として着実な事業運営を推進していくこととしています。

　まず、当社グループの収益の基盤を担う車両事業、航空宇宙事業、ガスタービン・機械事業、汎用機事業については、以下の施策をそれぞれ展開することにより、収益力の維持・拡大を図ることとしています。

① 車両事業	:	北米を中心とした高水準の受注の下、国内・北米・アジア三大市場での事業運営体制の強化
② 航空宇宙事業	:	次期固定翼哨戒機の量産対応、次期輸送機開発の完遂、ボーイング787増産対応などの大型プロジェクトの推進
③ ガスタービン・機械事業	:	需要拡大に伴う民需航空機用ジェットエンジン、産業用ガスタービンなどの既存機種の拡販と新機種開発の推進、高効率ガスエンジン等の新製品の事業展開
④ 汎用機事業	:	対ドル円高、サブプライムローン問題などの逆風下において、主力・最重点事業としての先進国向けモーターサイクルの収益性向上、製品競争力の向上のため、グローバルレベルで開発・生産体制の強化

　次に、プラント・環境事業は、この数年間の抜本的な構造改革を平成19年度で完了し、親会社から分社・独立したカワサキプラントシステムズ㈱を母体の一つとして、新たな事業構想として中期経営計画「Global K」に掲げた「エネルギー・環境関連事業」の育成を加速させていきます。

　さらに船舶事業、油圧機器事業については、順調に収益基盤を強化しつつ事業拡大を図っており、グループ全体で支援し、以下の施策を推進します。

| ① 船舶事業 | : | 中国事業を含めた川崎造船グループでの最適生産体制の強化 |
| ② 油圧機器事業 | : | 機動的な経営資源の投資、世界5極体制（日米欧中韓）の強化 |

　また、ロボット事業、建設機械事業については、グループ経営の中で独自の戦略と機動性を駆使することにより、事業価値のさらなる伸長を目指し、収益体質の向上施策を実施しております。

| ① ロボット事業 | : | 開発力強化、新規顧客の開拓 |
| ② 建設機械事業 | : | 生産能力の向上 |

　なお、以上のような事業活動を行う上で、コンプライアンス（法令遵守）が大前提となることはいうまでもありません。当社グループは「違法行為は絶対に起こさない」ということを企業運営の基本とし、企業倫理・内部統制に関する社内規則を整備した上で、階層別教育の実施や、各種ガイドブックの配付、各組織でのコンプライアンス委員会の設置などの施策を、ＣＳＲ推進部を中心に実行してまいりました。今後ともさらなるコンプライアンスの徹底を組織的に行うことで、常に情報開示と透明性を最優先する企業風土の構築に努めます。

　当社グループは、このように事業全般にわたって収益力を強化し、コンプライアンスを徹底することにより企業価値を向上させるとともに、信頼感のあるカワサキブランドの確立を目指します。

4 【事業等のリスク】

当社グループの経営成績及び財政状態に影響を与える外的要因としては次の項目等が考えられます。

(1) 政治・経済情勢

当社グループは、国内はもとより、北米・アジア・欧州をはじめ、世界各地で事業展開しており、それぞれの地域における政治・経済情勢の影響を受けます。例えば個人消費の動向は汎用機事業の販売に影響し、民間設備投資や公共投資の動向は、ガスタービン・機械事業、プラント・環境事業等の受注に影響します。また、航空旅客需要や海運市況も、航空宇宙事業、船舶事業等に影響を与えます。

さらに、海外案件においては、紛争・政変等の影響を受ける可能性があります。

(2) 為替レートの変動

当連結会計年度の連結売上高に占める海外向け売上高は54％であり、米国ドル、ユーロ等の外貨建て取引が多く存在します。外貨建て取引については、総原価に占める外貨建てコストの比率を高めるなどの為替変動リスクの軽減を図るとともに、為替動向を考慮しながら機動的な為替予約等のヘッジを行っていますが、製造工場の大半が国内に立地していることもあり、海外向け売上については為替変動リスクを負っています。

(3) 原材料価格の変動

当社グループの事業においては、受注から納入まで長期にわたる個別受注案件が多いため、その間の鋼材をはじめとした原材料価格の変動が、製品の採算に影響を与えるリスクを負っています。

(4) 各種規制

事業運営にあたっては、各国・地域の法令・規則等の各種規制にしたがって事業を行っていますが、予期せぬ変更や新たな適用により、影響を受ける可能性があります。

5 【経営上の重要な契約等】

(1) 技術援助契約（導入）

契約会社名	契約の相手方・国籍	契約の対象品目	対価	契約の始期・終期
川崎重工業㈱ （当社）	Lockheed Martin Corporation （米国）	P－3C 対潜哨戒機	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術資料代 (4) 技術者訓練費	昭和53年6月30日 （平成22年6月9日まで）
	The Boeing Company （米国）	CH47 ヘリコプタ	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術資料代 (4) 技術者訓練費 (5) 技術者招へい費	昭和60年1月14日 （平成21年12月31日まで）
	Agustawestland International Limited（英国）	EH101 ヘリコプタ	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術資料代	平成16年9月12日 （平成26年9月11日まで）
	Honeywell International Inc. （米国）	T55－L－712 ターボシャフトエンジン	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術資料代 (4) 技術者訓練費	昭和59年12月12日 （平成21年12月31日まで）
	Kockums AB （スウェーデン）	スターリングエンジン	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術指導料	平成2年9月30日 （平成52年12月31日まで）
	MAN B&W Diesel A/S （デンマーク）	2サイクル陸舶用ディーゼルエンジン	(1) ロイヤルティ (2) 技術資料代 (3) 技術者招へい費 (4) 技術者訓練費	昭和56年5月18日 （平成23年12月31日まで）
	Rolls-Royce Turbomeca Limited （英国）	RTM322 ターボシャフトエンジン	(1) イニシャルペイメント (2) ロイヤルティ	平成15年12月26日 （平成26年3月31日まで）
	Rolls-Royce Power Engineering plc （英国）	舶用ガスタービンモジュール	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術者招へい費	平成3年8月28日 （平成24年3月31日まで）
㈱川崎造船 （連結子会社）	Moss Maritime a.s. （ノルウェー）	球形タンク式 LNG運搬船	(1) ロイヤルティ (2) 技術者招へい費	昭和46年6月16日 （契約終了通知を送付して6ヵ月後まで）

(2) 技術援助契約（供与）

契約会社名	契約の相手方・国籍	契約の対象品目	対価	契約の始期・終期
川崎重工業㈱ （当社）	中華人民共和国鉄道部、中国国際招標公司、南車四方機車車輛股份有限公司 （中国）	在来線高速化向け鉄道車両製造技術	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術資料代 (4) 技術者訓練費 (5) 技術者派遣費	平成16年10月20日 （中国国産車最終納入まで）
	Bajaj Auto Ltd. （インド）	二輪車	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術者訓練費	昭和59年8月6日 （平成22年6月30日まで）
	Tecnicas Reunidas, S.A. （スペイン）	LNGタンク	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術者訓練費 (4) 技術者派遣費	平成18年5月3日 （平成28年5月2日まで）
㈱川崎造船 （連結子会社）	南通中遠川崎船舶工程有限公司 （中国）　　（注）	10,000個積みコンテナ船	(1) イニシャルペイメント (2) ロイヤルティ	平成18年7月20日 （平成28年7月19日まで）

（注）　南通中遠川崎船舶工程有限公司は、持分法適用関連会社である。

6【研究開発活動】

　当連結会計年度は、中期経営計画の重点施策である「技術力（開発技術力と生産技術力）の強化」に向けて、製品のシステム化・高度化のための研究開発、製品価格競争力強化のための技術開発、及び当社グループ製品の差別化や付加価値向上に必要な基盤技術の研究等を積極的に推進しました。

　当連結会計年度における研究開発費は362億円であり、各事業セグメント別の主な研究開発の内容及び費用は以下のとおりです。

車両事業

　車両部門では次世代高速車両、次世代低床式路面電車（ＳＷＩＭＯ）の開発や大型ニッケル水素電池システム（ギガセル）の応用開発をはじめ、新しい接合技術による次世代通勤車両の開発、生産合理化技術を中心に研究開発を実施しました。建設機械部門では、第３次排ガス規制に対応した小・中・大型ホイールローダ関連の開発を実施しました。当事業に係る研究開発費は15億円です。

航空宇宙事業

　次期固定翼哨戒機・次期輸送機、及び回転翼機の近代化・派生型の研究開発をはじめ、次期固定翼哨戒機・次期輸送機の開発成果を活用した将来民間固定翼機の研究や宇宙システム技術の研究を中心に研究・開発を実施しました。当事業に係る研究開発費は19億円です。

ガスタービン・機械事業

　ガスタービン部門では、産業用で中・小型コージェネ用高効率・低公害ガスタービン新機種の開発を進めるとともに多種燃料対応燃焼器開発などを実施し、航空用では低ＮＯｘ燃焼器技術、高効率化技術の研究等を実施しました。機械部門では、世界最高性能を持つ大型ガスエンジンの研究開発に注力したほか、高性能蒸気タービンや新型舶用推進装置の開発、高効率かつ環境性能に優れたブロワの開発を中心に実施しました。当事業に係る研究開発費は38億円です。

汎用機事業

　汎用機事業では、扱いやすさとスポーツ性能を兼ね備えた２５０ｃｃモーターサイクルＮｉｎｊａ　２５０Ｒなどの新機種量産開発や、カワサキらしい動力性能と環境性能を両立する二輪車用次世代エンジンの基礎研究を実施しました。ロボットでは新シリーズと次世代コントローラを中心に研究開発を実施しました。当事業に係る研究開発費は191億円です。

プラント・環境事業

　エネルギー・環境・インフラ関連製品の省エネ・環境負荷低減技術の開発に注力し、バイオマスガス化発電技術、バイオエタノール製造技術、省エネ型セメントキルン、ＬＮＧ（液化天然ガス）船用高効率ボイラの開発を実施しました。そのほか、大型ＬＮＧローリ、新形式シールド掘進機の開発を実施しました。当事業に係る研究開発費は９億円です。

船舶事業

　主要製品であるＬＮＧ運搬船を中心に、船舶の推進性能に係る研究等を実施しました。当事業に係る研究開発費は４億円です。

油圧機器事業

　油圧ポンプ・モータ、コントロール弁等の電子制御化、高性能化、高機能化の研究開発を実施しました。当事業に係る研究開発費は16億円です。

（本社部門）

　本社研究開発部門は、事業部門と緊密に連携・協力し、事業部門の「新製品・新事業」開発や製品改良に必要な要素技術開発に注力すると共に、事業部門が取り組む「開発のフロントローディング（課題解決の前倒しと計画段階での商品価値の創り込み）」、及び「開発と生産のコンカレント化」への活動も支援しています。これらの活動を支える最先端の基盤技術（各種シミュレーション技術、解析技術、メカトロ・制御技術、パワーエレクトロニクス技術、接合・加工・生産システム技術等）を計画的かつ効率的に育成・強化することによりグループ内への横展開を進め、より先進的な技術分野においては、産学連携を活用し、高度技術獲得のスピードアップを図っています。

　また、クリーンロボットを応用した細胞自動培養システムの研究開発のほか、ギガセルの要素技術研究や未利用エネルギーを活用した発電システムの開発など、将来のエネルギー・環境分野における「新製品・新技術」の創出・育成活動にも注力しています。これら本社部門に係る研究開発費は67億円です。

7 【財政状態及び経営成績の分析】

(1) 経営成績

　当連結会計年度における連結売上高が前期比624億円の増加となった主因は、船舶及び汎用機事業での売上高の増加によるものです。

　営業利益が前期比77億円の増加となった主因は、主に上半期において為替レートが円安ドル高傾向で推移したことに加え、船舶事業及びプラント・環境事業の黒字化などによります。

　なお、特別利益については、退職給付信託設定益13億円及び関連会社株式売却益2億円の計16億円を、特別損失については、減損損失27億円、訴訟損失引当金繰入額22億円、環境対策引当金繰入額21億円及び関連会社株式売却損4億円の計75億円を計上しました。

(2) 財政状態

（資産）

　流動資産は、前連結会計年度末比2.1%増加し、9,822億円となりました。これは主として、引き続き豊富な受注案件により、たな卸資産が増加したことによるものです。固定資産は、株価下落により投資有価証券が減少したものの、積極的な設備投資による有形固定資産及び無形固定資産等の増加により、全体では前連結会計年度末比0.1%増加し、3,964億円となりました。

　この結果、総資産は前連結会計年度末比1.5%増加し、1兆3,787億円となりました。

（負債）

　流動負債は、前連結会計年度末比2.2%増の8,245億円となりました。固定負債は前連結会計年度末比8.1%減の2,351億円となりました。

　この結果、負債合計は前連結会計年度末比0.2%減の1兆597億円となりました。これは支払手形及び買掛金が184億円増加した一方、借入金・社債などの有利子負債が277億円減少したことなどによるものです。

（純資産）

　純資産合計は、前連結会計年度末比8.0%増の3,190億円となりました。主な増加要因は当期純利益の計上によるものです。

第3 【設備の状況】

1 【設備投資等の概要】

当社グループでは、汎用機事業、車両事業、航空宇宙事業を中心に、新機種・新製品対応のための設備投資や生産合理化のための設備投資などを実施しました。その結果、当連結会計年度の設備投資額は、505億円（無形固定資産に係るものを含む）となりました。

各セグメントの投資内容は以下のとおりです。

船舶事業では、商船建造合理化設備などで41億円の設備投資を実施しました。

車両事業では、車両・建設機械の新製品対応設備などで64億円の投資を実施しました。

航空宇宙事業では、航空機生産設備・生産管理システムなどで61億円の投資を実施しました。

ガスタービン・機械事業では、ガスタービン・舶用機械等の増産・生産合理化設備などで53億円の投資を実施しました。

プラント・環境事業では、生産合理化設備などで13億円の投資を実施しました。

汎用機事業では、二輪車等の新機種対応設備、生産合理化設備などで193億円の投資を実施しました。

油圧機器事業では、油圧機器増産対応設備などで48億円の投資を実施しました。

その他事業では、情報化・福利関連設備などで28億円の投資を実施しました。

所要資金については、自己資金、借入金等によります。

2 【主要な設備の状況】

(1) 提出会社

事業所名 (所在地)	事業の種類別 セグメントの 名称	設備の内容	帳簿価額（百万円）					従業員数 (名)	摘要
			建物及び 構築物	機械装置 及び運搬具	土地 (面積千㎡)	その他	合計		
兵庫工場 (神戸市兵庫区)	車両事業	鉄道車両製造 設備	7,246	4,473	8,572 (220)	610	20,902	1,162	
播州工場 (兵庫県加古郡稲美町)	車両事業	建設機械製造 設備	1,168	1,911	698 (151)	384	4,162	365	
岐阜工場 (岐阜県各務原市)	航空宇宙事業	航空機製造設備	10,011	8,194	2,626 (722)	1,711	22,543	3,074	注2
		その他設備	412	―	139 (18)	4	556		
名古屋第一工場 (愛知県海部郡弥富町)	航空宇宙事業	航空機製造設備	3,508	1,215	3,565 (71)	131	8,421	―	注2
名古屋第二工場 (愛知県海部郡飛島村)	航空宇宙事業	航空機製造設備	5	20	― (―)	3	29	―	注2
西神工場 (神戸市西区)	ガスタービン・機械事業	エンジン製造 設備	3,653	1,020	2,209 (50)	36	6,920	118	
神戸工場 (神戸市中央区)	ガスタービン・機械事業	原動機製造 設備	3,557	2,680	417 (132)	537	7,192	818	
		その他設備	125	203	80 (1)	34	443		
播磨工場 (兵庫県加古郡播磨町)	プラント・環境事業	鉄構製品製造 設備	2,328	1,932	3,144 (459)	207	7,613	548	
明石工場 (兵庫県明石市)	汎用機事業、ガスタービン・機械事業	二輪車等製造 設備	10,060	8,253	1,493 (974)	4,842	24,650	3,512	
		その他設備	3,321	540	698 (2,183)	361	4,921		
加古川工場 (兵庫県加古川市)	汎用機事業	二輪車製造 設備	654	736	79 (48)	389	1,859	67	
		その他設備	186	―	― (―)	10	197		
神戸本社 (神戸市中央区)	全社	その他設備	4,328	83	4,986 (527)	196	9,594	206	注3
東京本社 (東京都港区)	全社	その他設備	4,633	1	5,729 (277)	85	10,449	393	注4
計			55,201	31,268	34,441 (5,832)	9,547	130,459	10,263	

(注) 1 上記の帳簿価額には建設仮勘定並びに無形固定資産の金額は含まない。
2 名古屋第一工場・名古屋第二工場の従業員数は岐阜工場に含む。
3 神戸本社には、中部・関西・九州支社、関西地区寮社宅等福利厚生施設ほかを含む。
4 東京本社には、海外事務所、北海道支社、関東地区寮社宅等福利厚生施設ほかを含む。
5 上記のほか、連結会社以外から土地236千㎡及び建物68千㎡を賃借している。また、上記のうち、土地169千㎡及び建物11千㎡を連結会社以外に賃貸している。

事業所名 (所在地)	事業の種類別 セグメントの 名称	設備の内容	台数	リース期間	年間リース料	リース契約残高	摘要
岐阜工場 (岐阜県各務原市)	航空宇宙事業	横型5軸制御マシ ニングセンター	1セット	144ヶ月	49百万円	453百万円	所有権 移転外 ファイナ ンス・ リース
		ベンチ自動試験機	1セット	144ヶ月	45百万円	435百万円	
名古屋第一工場 (愛知県海部郡弥 富町)		オートクレーブ	1セット	72ヶ月	263百万円	1,253百万円	
西神工場 (兵庫県明石市)	ガスタービ ン・機械事業	高電圧型電子ビー ム溶接機	1セット	120ヶ月	59百万円	526百万円	

7 生産能力に重要な影響を及ぼすような設備の休止はない。

(2) 国内子会社

| 会社名 | 事業所名
(所在地) | 事業の種類別
セグメントの
名称 | 設備の内容 | 帳簿価額（百万円） | | | | | 従業
員数
(名) | 摘要 |
				建物及び 構築物	機械装置 及び 運搬具	土地 (面積千㎡)	その他	合計		
㈱川崎造船	東京事務所 (東京都港区)	船舶事業	その他設備	7	―	― (―)	7	15	24	注2
	神戸工場 (神戸市中央区)		船舶建造 設備	3,972	1,423	233 (175)	280	5,910	1,018	
			その他設備	763	6	188 (31)	26	985		
	坂出工場 (香川県坂出市)		船舶建造 設備	3,408	5,066	2,031 (910)	421	10,927	1,140	
			その他設備	159	2	111 (4)	11	283		
日本飛行機㈱	本社事業所 (横浜市金沢区)	航空宇宙事業	航空宇宙機 器製造設備	2,548	791	652 (147)	238	4,232	565	
	航空機整備事業所 (神奈川県大和市)		航空機修理 設備	1,353	472	160 (67)	214	2,200	433	
㈱川重ガスタ ービン研究所	本社事業所 (千葉県袖ヶ浦市)	プラント・環 境事業	事業用ガス タービン発 電設備	627	2,735	― (―)	3	3,367	8	
㈱カワサキプ レシジョンマ シナリ	西神戸工場 (神戸市西区)	油圧機器事業	油圧機器製 造設備	4,153	1,801	1,133 (213)	976	8,064	670	注3
㈱カワサキラ イフコーポレ ーション	本社事業所 (神戸市中央区) 他6事業所	その他事業	その他設備	11,655	2,148	1,377 (2,183)	651	15,832	299	注4

(注) 1 上記の帳簿価額には建設仮勘定並びに無形固定資産の金額は含まない。

2 ㈱川崎造船については、上記のほか、連結会社以外から土地1千㎡ほかを賃借している。また、上記のうち土地1千㎡、建物及び構築物2千㎡を連結会社以外に賃貸している。

3 ㈱カワサキプレシジョンマシナリについては、上記のほか、連結会社以外から土地5千㎡、建物及び構築物2千㎡を賃借している。また、上記のうち建物及び構築物1千㎡を連結会社以外に賃貸している。

4 ㈱カワサキライフコーポレーションについては、上記のほか、連結会社以外から建物及び構築物2千㎡を賃借している。また、上記のうち土地32千㎡、建物及び構築物24千㎡を連結会社以外に賃貸している。

5 生産能力に重要な影響を及ぼすような設備の休止はない。

(3) 在外子会社

会社名	事業所名 (所在地)	事業の種類 別セグメン トの名称	設備の内容	帳簿価額（百万円）					従業 員数 (名)
				建物及び 構築物	機械装置 及び 運搬具	土地 (面積千㎡)	その他	合計	
Kawasaki Motors Manufacturing Corp., U.S.A.	リンカーン工場 (米国ネブラスカ 州)	車両事業、 汎用機事業	二輪車・鉄 道車両等製 造設備	6,000	6,477	209 (1,364)	114	12,802	1,574
	メアリービル工場 (米国ミズーリ州)		エンジン製 造設備	2,588	4,987	39 (230)	2	7,618	780

(注) 1 上記の帳簿価額には建設仮勘定並びに無形固定資産の金額は含まない。

2 生産能力に重要な影響を及ぼすような設備の休止はない。

3 【設備の新設、除却等の計画】

(1) 重要な設備の新設等

当社グループの当連結会計年度以後１年間の設備投資計画については、新機種・新製品対応のための設備や増産・生産合理化のための設備を中心に約1,100億円を計画しています。セグメント毎の内訳は次のとおりです。

事業の種類別 セグメントの名称	平成20年度 計画金額（億円）	設備などの主な内容・目的
船舶	100	商船建造合理化設備など
車両	100	車両・建設機械の生産合理化・増産対応設備など
航空宇宙	295	航空機開発・生産設備など
ガスタービン・機械	110	ガスタービン・舶用機械等の増産対応・生産合理化設備など
プラント・環境	15	生産合理化設備など
汎用機	320	二輪車の開発用設備の拡充及び新機種対応、生産合理化設備など
油圧機器	110	油圧機器増産対応設備など
その他	50	情報化・福利関連設備など
合計	1,100	

(注) 1 金額には消費税等を含まない。

2 所要資金については、自己資金、借入金等により賄う予定である。

3 無形固定資産に係るものを含む。

4 その他事業には、全社共通設備を含む。

(2) 重要な設備の除却等

重要な設備の除却等の計画はありません。

第4【提出会社の状況】

1【株式等の状況】

（1）【株式の総数等】

①【株式の総数】

種類	発行可能株式総数（株）
普通株式	3,360,000,000
計	3,360,000,000

②【発行済株式】

種類	事業年度末現在発行数（株）（平成20年3月31日）	提出日現在発行数（株）（平成20年6月25日）	上場金融商品取引所名又は登録認可金融商品取引業協会名	内容
普通株式	1,669,629,122	1,669,629,122	東京、大阪、名古屋、各証券取引所	—
計	1,669,629,122	1,669,629,122	—	—

（注）1 提出日現在の発行数には、平成20年6月1日から当該有価証券報告書提出日までの新株予約権の行使（旧商法に基づき発行された転換社債の株式への転換を含む。）により発行された株式数は含まれていない。

2 東京、大阪、名古屋各取引所は市場第一部である。

（2）【新株予約権等の状況】

新株予約権に関する事項は、次のとおりです。

① 平成13年改正旧商法に基づき発行した2010年満期ユーロ円建転換社債型新株予約権付社債（平成15年12月8日発行）

	事業年度末現在（平成20年3月31日）	提出日の前月末現在（平成20年5月31日）
新株予約権の数（個）	477	477
新株予約権のうち自己新株予約権の数（個）	—	—
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	2,620,879	2,620,879
新株予約権の行使時の払込金額（円）	182	182
新株予約権の行使期間	平成15年12月22日～平成22年9月16日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　182　資本組入額　91	同左
新株予約権の行使の条件	当社が本社債につき期限の利益を喪失した場合には、以後本新株予約権を行使することはできないものとする。また、各本新株予約権の一部行使はできないものとする。	同左
新株予約権の譲渡に関する事項	本新株予約権は、転換社債型新株予約権付社債に付されたものであり、本社債からの分離譲渡はできない。	同左
代用払込に関する事項	—	—
組織再編成行為に伴う新株予約権の交付に関する事項	—	—
新株予約権付社債の残高（百万円）	477	477

② 平成16年改正商法に基づき発行した2011年満期　　　付転換価額修正条項付新株予約権付社債（平成16年9月21日発行）

	事業年度末現在 （平成20年3月31日）	提出日の前月末現在 （平成20年5月31日）
新株予約権の数（個）	3,475	3,475
新株予約権のうち自己新株予約権の数（個）	―	―
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	14,978,448	15,043,290
新株予約権の行使時の払込金額（円）	232	231
新株予約権の行使期間	平成16年10月12日～ 平成23年9月16日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　　　232 資本組入額　　116	発行価格　　　231 資本組入額　　116
新株予約権の行使の条件	当社が本社債につき期限の利益を喪失した場合には、以後本新株予約権を行使することはできないものとする。また、各本新株予約権の一部行使はできないものとする。	同左
新株予約権の譲渡に関する事項	本新株予約権は、転換社債型新株予約権付社債に付されたものであり、本社債からの分離譲渡はできない。	同左
代用払込に関する事項	―	―
組織再編成行為に伴う新株予約権の交付に関する事項	―	―
新株予約権付社債の残高（百万円）	3,475	3,475

（注）　提出日前月末現在（平成20年5月31日）の新株予約権の目的となる株式の数、新株予約権の行使時の払込金額及び新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額については、平成20年6月25日開催の第185期定時株主総会において期末配当を5円とする剰余金の処分案が可決され平成20年3月期の年間配当が1株につき5円と決定されたことに伴い、2011年満期ユーロ円建転換社債型新株予約権付社債の信託証書の転換価額調整条項に従い平成20年4月1日に遡って転換価額を調整していることから、かかる転換価額の調整による影響を反映させた数値を記載している。

③　旧商法に基づく転換社債
　　第8回無担保転換社債（平成8年7月25日発行）

	事業年度末現在 （平成20年3月31日）	提出日の前月末現在 （平成20年5月31日）
転換社債の残高（百万円）	7,518	7,518
転換価格（円）	598	598
資本組入額（円）　　　（注）	―	―

（注）　資本組入額は、当該転換価額に0.5を乗じた額とし、計算の結果1円未満の端数を生じるときは、その端数を切り上げた額とする。

第９回無担保転換社債（平成８年７月25日発行）

	事業年度末現在 （平成20年3月31日）	提出日の前月末現在 （平成20年5月31日）
転換社債の残高（百万円）	7,038	7,038
転換価格（円）	598	598
資本組入額（円）　　（注）	－	－

（注）　資本組入額は、当該転換価額に0.5を乗じた額とし、計算の結果１円未満の端数を生じるときは、その端数を切り上げた額とする。

（３）【ライツプランの内容】

　　　　該当事項はありません。

（４）【発行済株式総数、資本金等の推移】

年月日	発行済株式 総数増減数 （千株）	発行済株式 総数残高 （千株）	資本金増減額 （百万円）・	資本金残高 （百万円）	資本準備金 増減額 （百万円）	資本準備金 残高 （百万円）
平成15年4月1日～ 平成16年3月31日	52,796	1,443,394	－	81,427	4,521	29,204
平成17年4月1日～ 平成18年3月31日	114,320	1,557,714	10,657	92,084	10,657	39,861
平成18年4月1日～ 平成19年3月31日	101,911	1,659,625	11,102	103,187	11,083	50,945
平成19年4月1日～ 平成20年3月31日	10,003	1,669,629	1,141	104,328	1,112	52,058

（注）１　平成15年4月1日から平成16年3月31日の発行済株式総数及び資本準備金の増加は、平成15年4月1日付で日本飛行機株式会社を完全子会社化する際に行った株式交換に伴うものである。

　　　２　平成17年4月1日から平成18年3月31日及び平成18年4月1日から平成19年3月31日の発行済株式総数、資本金及び資本準備金の増加は、いずれも新株予約権の行使又は転換社債の転換請求による増加である。

　　　３　平成19年4月1日から平成20年3月31日の発行済株式総数、資本金及び資本準備金の増加は、新株予約権の行使及び転換社債の転換請求による増加である。

（５）【所有者別状況】

平成20年3月31日現在

区分	株式の状況（1単元の株式数1,000株）								単元未満 株式の状況 （株）
	政府及び 地方公共 団体	金融機関	金融商品 取引業者	その他の 法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数（人）	1	148	118	1,371	367	39	156,426	158,470	－
所有株式数 （単元）	10	495,467	48,249	154,786	287,126	154	676,720	1,662,512	7,117,122
所有株式数の 割合（％）	0.00	29.80	2.90	9.31	17.27	0.00	40.70	100	－

（注）１　自己株式1,326,199株は「個人その他」に1,326単元、「単元未満株式の状況」に199株含まれている。なお、自己株式1,326,199株は株主名簿記載上の株式数であり、期末日現在の実質的な所有株式数は1,324,199株である。

　　　２　証券保管振替機構名義の株式29,000株は「その他の法人」に29単元含まれている。

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（％）
株式会社　みずほ銀行	東京都千代田区内幸町１丁目１番５号	57,443	3.44
ＪＦＥスチール株式会社	東京都千代田区内幸町２丁目２番３号	56,174	3.36
日本生命保険相互会社	東京都千代田区丸の内１丁目６番６号	54,016	3.23
ＪＰ　ＭＯＲＧＡＮ　ＣＨＡＳＥ　ＢＡＮＫ（常任代理人　株式会社みずほコーポレート銀行兜町証券決済業務室）	270 PARK AVENUE, NEW YORK, NY 10017, UNITED STATES OF AMERICA（東京都中央区日本橋兜町６番７号）	53,183	3.18
日本マスタートラスト信託銀行株式会社（信託口）	東京都港区浜松町２丁目11番３号	53,176	3.18
東京海上日動火災保険株式会社	東京都千代田区丸の内１丁目２番１号	46,397	2.77
日本トラスティ・サービス信託銀行株式会社（信託口）	東京都中央区晴海１丁目８番11号	37,158	2.22
川崎重工業従業員持株会	神戸市中央区東川崎町１丁目１番３号	30,422	1.82
川崎重工共栄会	神戸市中央区東川崎町１丁目１番３号	29,469	1.76
日本興亜損害保険株式会社	東京都千代田区霞が関３丁目７番３号	27,521	1.64
計	－	444,962	26.65

（注）　上記の所有株式数のうち、信託業務に係る株式数は、次のとおりである。
　　　　日本マスタートラスト信託銀行株式会社（信託口）　　53,176 千株
　　　　日本トラスティ・サービス信託銀行株式会社（信託口）37,158 千株

（7）【議決権の状況】
①【発行済株式】

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	－	－	－
議決権制限株式（自己株式等）	－	－	－
議決権制限株式（その他）	－	－	－
完全議決権株式（自己株式等）	（自己保有株式）普通株式　1,324,000	－	－
完全議決権株式（その他）	普通株式　1,661,188,000	1,661,188	－
単元未満株式	普通株式　7,117,122	－	一単元（1,000株）未満の株式
発行済株式総数	1,669,629,122	－	－
総株主の議決権	－	1,661,188	－

（注）　1　「完全議決権株式（その他）」には証券保管振替機構名義の株式が、29,000株（議決権29個）含まれている。
　　　　2　「完全議決権株式（その他）」には株主名簿上は当社名義となっているが、実質的に所有していない株式が、2,000株（議決権２個）含まれている。
　　　　3　「単元未満株式」には当社所有の自己株式199株が含まれている。

② 【自己株式等】

所有者の氏名又は名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合（％）
（自己保有株式） 川崎重工業㈱	神戸市中央区東川崎町3丁目1番1号	1,324,000	－	1,324,000	0.07
計	－	1,324,000	－	1,324,000	0.07

（注）　このほか、株主名簿上は当社名義となっているが実質的に所有していない株式が2,000株（議決権2個）ある。なお、当該株式は①「発行済株式」の「完全議決権株式（その他）」の中に含めている。

（8）【ストックオプション制度の内容】
　　　該当事項はありません。

2【自己株式の取得等の状況】

【株式の種類等】　会社法第155条第7号及び第13号による普通株式の取得

（1）【株主総会決議による取得の状況】
　　　該当事項はありません。

（2）【取締役会決議による取得の状況】
　　　該当事項はありません。

（3）【株主総会決議又は取締役会決議に基づかないものの内容】

区分	株式数（株）	価額の総額（円）
当事業年度における取得自己株式	1,377,139	488,503,396
当期間における取得自己株式	10,605	2,831,350

（注）　当期間における取得自己株式には、平成20年6月1日から当該有価証券報告書提出日までの単元未満株の買取による株式数は含まれていない。

（4）【取得自己株式の処理状況及び保有状況】

区分	当事業年度		当期間	
	株式数（株）	処分価額の総額（円）	株式数（株）	処分価額の総額（円）
引き受ける者の募集を行った取得自己株式	－	－	－	－
消却の処分を行った取得自己株式	－	－	－	－
合併、株式交換、会社分割に係る移転を行った取得自己株式	－	－	－	－
その他（新株発行に関する手続きを準用する処分を行った取得自己株式等）	168,611	74,172,287	4,818	1,672,622
保有自己株式数	1,324,199	－	1,329,986	－

（注）　当期間におけるその他及び保有自己株式数には、平成20年6月1日から当該有価証券報告書提出日までの単元未満株の買取、買増及び新株発行に関する手続きを準用する処分による株式数は含まれていない。

3 【配当政策】

当社は、将来の成長に備え収益力と経営基盤の強化・拡充を図るため、内部留保の充実に配慮しつつ、業績に応じた配当を安定的に継続することを基本方針としております。

当社の剰余金の配当は、中間配当及び期末配当の年2回を基本的な方針とし、配当の決定機関は、中間配当は取締役会、期末配当は株主総会です。

当事業年度の配当については継続的な安定配当の基本方針のもと、1株当たり年間5円（中間0円、期末5円）の配当を決議し、配当後の内部留保資金の使途については、事業への投資及び借入債務の返済などへ充当することとしております。

なお、当社は会社法第454条第5項に規定する中間配当をすることができる旨を定款に定めております。

（注）　基準日が当事業年度に属する剰余金の配当は、以下のとおりです。

決議年月日	配当金の総額 （百万円）	1株当たり配当額 （円）
平成20年6月25日 定時株主総会	8,341	5

4 【株価の推移】

（1）【最近5年間の事業年度別最高・最低株価】

事業年度	平成15年度	平成16年度	平成17年度	平成18年度	平成19年度
決算年月	平成16年3月	平成17年3月	平成18年3月	平成19年3月	平成20年3月
最高（円）	172	198	496	529	570
最低（円）	95	146	183	308	206

（注）　最高・最低株価は、東京証券取引所市場第一部におけるものである。

（2）【最近6箇月間の月別最高・最低株価】

月別	平成19年10月	11月	12月	平成20年1月	2月	3月
最高（円）	468	418	371	324	270	246
最低（円）	401	319	312	240	221	206

（注）　最高・最低株価は、東京証券取引所市場第一部におけるものである。

3 【役員の状況】

役名	職名	氏名	生年月日	略歴	任期	所有株式数(千株)
取締役会長	－	田崎　雅元	昭和10年9月6日生	昭和33年4月　川崎航空機工業㈱ 　　　　　　　（現・川崎重工業㈱）入社 平成元年12月　Kawasaki Heavy Industries 　　　　　　　（U.S.A.）Inc.取締役社長 平成4年6月　当社取締役就任 平成8年6月　常務取締役就任 平成9年6月　専務取締役就任 平成12年6月　取締役社長就任 平成17年6月　取締役会長就任（現任）	(注)2	169
取締役社長 代表取締役	－	大橋　忠晴	昭和19年11月9日生	昭和44年4月　入社 平成13年4月　執行役員就任 平成15年4月　車両カンパニープレジデント 平成15年6月　常務取締役就任 平成17年4月　取締役副社長就任 平成17年6月　取締役社長就任（現任）	(注)2	100
取締役 副社長 代表取締役	社長補佐 技術統括	松崎　昭	昭和19年3月1日生	昭和41年4月　入社 平成13年4月　執行役員、車両カンパニーバイスプレジデント兼　車両カンパニー建設機械ビジネスセンター長就任 平成15年4月　技術開発本部長就任 平成16年6月　常務取締役就任 平成19年6月　取締役副社長就任（現任）	(注)2	132
常務取締役 代表取締役	航空宇宙 カンパニー プレジデント	元山　近思	昭和20年5月10日生	昭和48年4月　入社 平成13年4月　執行役員、航空宇宙カンパニーバイスプレジデント就任 平成16年4月　航空宇宙カンパニープレジデント就任（現任） 平成16年6月　常務取締役就任（現任）	(注)2	123
常務取締役 代表取締役	車両 カンパニー プレジデント	瀬川　雅司	昭和22年11月22日生	昭和45年4月　入社 平成16年4月　執行役員、車両カンパニーバイスプレジデント就任 平成17年4月　車両カンパニープレジデント就任（現任） 平成17年6月　常務取締役就任（現任）	(注)2	74
常務取締役 代表取締役	汎用機 カンパニー プレジデント	丹波　晨一	昭和21年1月18日生	昭和46年4月　入社 平成16年4月　執行役員就任 平成17年10月　汎用機カンパニーバイスプレジデント就任 平成18年4月　汎用機カンパニープレジデント就任（現任） 平成18年6月　常務取締役就任（現任）	(注)2	92
常務取締役 代表取締役	経営企画部長	三原　修二	昭和21年1月27日生	昭和44年4月　入社 平成13年4月　執行役員就任 平成17年4月　人事労政部長 平成19年6月　常務取締役就任（現任） 平成20年4月　経営企画部長（現任）	(注)2	67
常務取締役 代表取締役	ガスタービン・機械 カンパニー プレジデント	長谷川　聰	昭和22年8月16日生	昭和47年4月　入社 平成17年4月　執行役員就任 平成19年4月　ガスタービン・機械カンパニープレジデント就任（現任） 平成19年6月　常務取締役就任（現任）	(注)2	41
常務取締役 代表取締役	財務経理部長	高尾　光俊	昭和25年4月1日生	昭和47年4月　入社 平成16年4月　財務経理部長（現任） 平成17年4月　執行役員就任 平成20年6月　常務取締役就任（現任）	(注)2	32

役名	職名	氏名	生年月日	略歴		任期	所有株式数（千株）
監査役（常勤）	－	田上　朗	昭和23年4月5日生	昭和46年4月 平成13年4月 平成14年4月 平成17年6月	入社 経営企画部広報室長 法務部長 当社監査役就任（現任）	（注）3	41
監査役（常勤）	－	岡﨑　信行	昭和24年2月1日生	昭和47年4月 平成17年6月 平成20年6月	入社 ㈱川崎造船 取締役就任 企画本部長 当社監査役就任（現任）	（注）4	16
監査役	－	川本　洋	昭和11年1月5日生	平成10年1月 平成11年6月 平成12年10月 平成13年10月 平成14年6月	川崎汽船㈱取締役副社長 日東物流㈱取締役会長 ㈱ケイライン物流ホールディングス取締役社長 ㈱ケイロジスティックス 取締役社長 当社監査役就任（現任）	（注）3	27
監査役	－	土井　憲三	昭和22年12月5日生	昭和50年4月 昭和62年7月 平成17年6月	弁護士登録 北山法律事務所（現北山・土井法律事務所）入所 当社監査役就任（現任）	（注）3	－
計							914

(注)　1　監査役　川本 洋、土井 憲三は会社法第2条第16号に定める「社外監査役」である。

2　取締役の任期は、平成20年3月期に係る定時株主総会終結の時から平成21年3月期に係る定時株主総会終結の時までである。

3　監査役　田上 朗、川本 洋、土井 憲三の任期は、平成17年3月期に係る定時株主総会終結の時から平成21年3月期に係る定時株主総会終結の時までである。

4　監査役　岡﨑 信行の任期は、平成20年3月期に係る定時株主総会終結の時から平成24年3月期に係る定時株主総会終結の時までである。

5　当社は、法令に定める監査役の員数を欠くことになる場合に備え、会社法第329条第2項に定める補欠監査役1名を選出している。補欠監査役の略歴は以下のとおりである。

氏名	生年月日	略歴		任期	所有株式数（千株）
佐々木　知子	昭和30年3月2日生	平成10年4月 平成10年5月 平成10年7月 平成15年9月 平成16年7月 平成17年4月	東京地検室長検事 退官・弁護士登録 参議院議員（自民党比例区） 厚生労働大臣政務官 佐々木知子法律事務所開設 帝京大学法学部教授	（※）	2

(※)　補欠監査役の任期は、就任した時から平成22年3月期に係る定時株主総会終結の時までである。

離・強化して経営の効率性を高めるため、執行役員制度を導入している。提出日現在の業務執行体制は次のとおりである。

〔業務執行体制〕

	地位	氏名	担当業務
○	執行役員社長	大 橋 忠 晴	
○	執行役員副社長	松 崎 　 昭	社長補佐、技術統括、技術開発本部長
○	執行役員常務	元 山 近 思	航空宇宙カンパニープレジデント
○	執行役員常務	瀬 川 雅 司	車両カンパニープレジデント
○	執行役員常務	丹 波 晟 一	汎用機カンパニープレジデント
○	執行役員常務	三 原 修 二	経営企画部長、関連企業部・法務部・人事労政部担当
○	執行役員常務	長谷川 　 聰	ガスタービン・機械カンパニープレジデント
○	執行役員常務	髙 尾 光 俊	財務経理部長
	常務執行役員	神 林 伸 光	営業推進本部長
	常務執行役員	松 岡 京 平	車両カンパニーバイスプレジデント
	常務執行役員	村 山 　 滋	航空宇宙カンパニーバイスプレジデント
	執行役員	服 部 　 晃	車両カンパニー車両ビジネスセンター長
	執行役員	浅 野 雄 一	ガスタービン・機械カンパニー機械ビジネスセンター長
	執行役員	山 口 　 徹	社長特命事項（㈱カワサキマシンシステムズ担当）
	執行役員	木野内 総 介	汎用機カンパニー品質保証本部長
	執行役員	河 村 義 雄	汎用機カンパニー営業本部長
	執行役員	山 下 清 司	ＣＳＲ推進部長
	執行役員	菅 原 健 史	汎用機カンパニーサプライチェーン本部長
	執行役員	上 田 澄 広	技術開発本部副本部長 兼 システム技術開発センター長
	執行役員	金 森 　 渉	ガスタービン・機械カンパニーガスタービンビジネスセンター長
	執行役員	渡 邉 武 史	航空宇宙カンパニー企画本部長
	執行役員	村 田 泰 男	総務部長
	執行役員	牧 村 　 実	技術開発本部副本部長 兼 技術研究所長
	執行役員	宮 武 　 環	汎用機カンパニー企画本部長
	執行役員	山 中 秀 一	車両カンパニー企画本部長 兼 ＣＳＲ部長
	執行役員	広 畑 昌 彦	ガスタービン・機械カンパニー企画本部長 兼 企画部長
	執行役員	田 中 信 介	営業推進本部付
	執行役員	下 村 　 豊	航空宇宙カンパニー付（Ｐ－Ｘ、Ｃ－Ｘ担当）

○印は取締役である。

6 【コーポレート・ガバナンスの状況】

(1) コーポレート・ガバナンスに関する基本的な考え方

　　当社は取締役・監査役を中心として、当社グループにふさわしいコーポレート・ガバナンスを構築し、その充実を図っています。そして、グループ全体として、株主・顧客・従業員・地域社会等のステークホルダーの皆様に対しても透明性の高い経営を行い、円滑な関係を構築しながら、効率的で健全な経営を維持することにより企業価値を向上させることを、コーポレート・ガバナンスに関する基本的な考え方としています。

(2) 会社の機関の内容

① 業務執行

　　当社は、監査役設置型を採用しており、取締役9名が経営戦略の立案と業務執行の監督にあたるとともに、監査役4名（うち社外監査役2名）が監査を行っています。また、経営環境の変化に迅速に対応できる体制とするため、業務執行に関しては、執行役員制の下で、取締役会において選任された執行役員が業務執行を行っています。

　　業務執行に当たっての基本目標・方針は、取締役会において経営計画を編成するなかで決定され、全執行役員に直ちに示達されるとともに、グループ業務執行会議において徹底が図られます。経営計画の実行状況については、代表取締役及び重要な子会社の経営責任者で構成する経営会議、並びに取締役会において定期的にフォローしています。また、取締役については、その報酬に業績を反映させてインセンティブとする一方で、任期を1年とし、経営責任の明確化を図っています。なお、重要な経営課題については、経営会議において重点的に審議し、所定の事項については取締役会に諮ることとしています。経営会議は原則として月3回開催し、連結経営の見地に立って、経営方針・経営戦略・重要な経営課題等を審議しています。

② 監査機能

　　監査役は、取締役会及び経営会議に出席するとともに、重要書類の閲覧や、代表取締役との定期的会合、社内各部門及び子会社の監査を通じて業務及び財産の状況の調査等を行っています。また、当社との取引関係等のない2名の社外監査役により、経営監視機能の客観性及び中立性を確保するとともに、社内監査役と社外監査役との情報共有を行い、経営監視機能の充実を図っています。

　　なお、社外監査役は、その責任範囲を会社法第427条第1項及び定款第43条に基づき、1千万円又は会社法第425条第1項に規定する額（監査役報酬の2年分）のいずれか高い方を限度とする契約を当社と結んでいます。

　　さらに、内部監査部門であるCSR推進部監査室（7名）が、当社グループの経営活動全般における業務執行が、法規並びに社内ルールに基づいて適切に運用されているか等の監査を定常的に行う等、内部統制機能の向上を図っています。また、監査役と監査室は月次で情報交換を行っており、それぞれの監査結果・指摘事項等の情報を共有しています。

　　会計監査については、当社の会計監査人である、あずさ監査法人の財務諸表監査を受けています。監査役及び監査役会は、会計監査人からの監査計画の概要、監査重点項目の報告を受け、監査役会からも会計監査人に対し監査役監査計画の説明を行っています。監査結果については定期的に（年2回）報告を受け、情報交換や意見交換を行うなど連携を図っています。また、必要に応じて監査役が会計監査人の監査に立ち会うほか、会計監査人から適宜監査に関する報告を受けています。あずさ監査法人の監査の状況、及び当連結会計年度において、当社及び連結子会社が監査法人に支払うべき報酬の額とその内訳は以下のとおりです。

　　業務を執行した公認会計士の氏名、所属する監査法人名及び提出会社に係る継続監査年数

| あずさ監査法人 | 指定社員 | 中谷　紀之 |
| | 指定社員 | 黒崎　寛 |

　　なお、継続監査年数については全員7年以内であるため記載を省略しています。

　　監査業務に係る補助者の構成

| 公認会計士 | 18名 |
| 会計士補等 | 16名 |

当社及び連結子会社が監査法人及び公認会計士に支払うべき報酬の額とその内訳　（単位：百万円）

	あずさ監査法人	その他監査法人及び 公認会計士
監査契約に基づく監査証明に係る報酬	154	218
それ以外の報酬	9	202

（注）　あずさ監査法人の監査証明に係る報酬は、公認会計士法第2条第1項に定めるものである。
　　　　その他監査法人の報酬は、主に海外子会社におけるものであり、監査証明に係る報酬は財務諸表監査
　　　　に対するもの、それ以外の報酬は税務に関連した業務に対するものである。

③　コンプライアンス体制
　　企業倫理に関する社内規則を整備するだけでなく、CSR委員会に加え、グループ内の各組織にコンプライア
ンス委員会を設置しています。さらに、従業員に対しては「コンプライアンスガイドブック」の配布の他、e-
learning等によるコンプライアンス教育も充実させており、グループを挙げてコンプライアンスに対する意識の
向上を図っています。その他、外部の弁護士を窓口とする「コンプライアンス報告・相談制度」を定め、従業員
が内部の目を気にすることなく相談できる仕組みを構築しています。

(3) 内部統制システムの整備の状況
＜基本方針＞
　　当社は「カワサキグループ・ミッションステートメント」を制定し、グループミッションを以下のとおり定めて
います。

グループミッション
『世界の人々の豊かな生活と地球環境の未来に貢献する" Global Kawasaki" 』
　　川崎重工グループは、広汎な領域における高度な総合技術力によって、地球環境との調和を図りながら、豊かで
美しい未来社会の形成に向けて、新たな価値を創造します。

　　この「グループミッション」の実現のためにこれまでに構築してきた内部統制システムを維持するとともに、不
断の見直しによってその改善を図り、もって、効率的で適法な企業体制をより強固なものとすることで企業価値の
向上を図ることを内部統制システム構築の基本方針とし、取締役及び使用人の義務とします。

＜整備状況＞
　　当社における内部統制システム整備状況は以下のとおりですが、当社を取巻く環境の変化等も視野に入れ、必要
に応じて見直しを行うものとします。
　　なお、平成18年5月24日の取締役会決議以降の変更として、内部統制面でグループ全体を統括する専門組織とし
て、平成18年10月1日付で、CSR推進部を新設するなどしており、平成19年3月29日、平成19年6月27日、平成
20年3月27日に取締役会で再決議を行っています。

①　取締役の職務の執行に係る情報の保存及び管理に対する体制
　　・経営の意思決定及び業務執行の記録については法令に従った保存体制を確立するとともに、その他の情報も
　　　文書管理規程に従い、保存・管理されています。
　　・会議体資料における機密、個人情報はそれぞれ社内規則による適正な取扱を徹底し、規則に定められた方法
　　　による検証や業務監査などにより、その実効性を確保しています。

② 損失の危険の管理に関する体制
　　・重要な経営方針他の取締役会付議を規則によって義務付けています。
　　・決裁規則により重要事項の決裁ルールを明確にしています。
　　・リスク管理規則により、リスクの識別、評価及び対応に関する基本原則を明確にしています。
　　・重要なプロジェクトについては、重要プロジェクトのリスク管理に関する規則により、適切なリスク管理の
　　　実施を制度化しています。
　　・危機管理規則を定め、緊急事態における行動指針を明らかにするとともに、危機管理体制を構築していま
　　　す。
　　・ＣＳＲ推進部、法務部を中心として、各種法令遵守の啓蒙・教育活動を継続して行い、コンプライアンスリ
　　　スク発生を防ぐべく努めています。
　　・コンプライアンスリスクの管理のため川崎重工業企業倫理規則を制定するとともに、ＣＳＲ委員会の活動に
　　　より企業倫理規則の実効性を確保しています。
　　・ＣＳＲ推進部によりコンプライアンス委員会活動を通じてのコンプライアンス体制の構築及び運用状況の確
　　　認、コンプライアンスの啓蒙・教育、コンプライアンス報告・相談制度（内部通報制度）の運営をしてお
　　　り、各制度をモニタリングすることにより実効性を確保しています。
　　・内部監査部門（ＣＳＲ推進部監査室）による業務監査を行い、業務執行の適正を確保しています。
　　・内部統制推進体制強化のため、各部門・主要子会社にＣＳＲ部（又はＣＳＲ室）を設置しました。ＣＳＲ部
　　　（又はＣＳＲ室）に内部監査機能も併設することにより、内部統制・コンプライアンス体制のレベルアップ
　　　を図ることとしています。

③ 取締役の職務の執行が効率的に行われることを確保するための体制
　　・取締役の業務分担により効率的業務執行を確保しています。
　　・取締役会の決議にもとづき執行役員を定め、各事業分野における業務遂行の効率化を図っています。
　　・社長諮問機関、補佐機関として経営会議や経営企画部を設置しています。
　　・経営計画を策定し、定期的にフォローアップすることで、全社の効率的事業運営を確保しています。
　　・当社グループへ経営方針・計画の周知及び意思統一のためのグループ業務執行会議を開催しています。
　　・機動的事業運営のための擬似会社制度として、カンパニー制の導入・運営を行っています。
　　・経営資源の効率的投入のため、製造原価、設備投資、間接経費などへの予算統制を行っています。

④ 取締役及び使用人の職務の執行が法令及び定款に適合することを確保するための体制
　　・業務執行から独立した取締役を置き、経営全般に対する取締役会の監督・監視機能を強化しています。
　　・上記②で述べたコンプライアンスリスク管理の施策をとっています。
　　・取締役については、企業倫理の基本理念を自ら遵守する義務を負うほか、全従業員に法令等を遵守させる義
　　　務を負っており、その旨、川崎重工業企業倫理規則に規定しています。
　　・執行役員規則、就業規則により使用人の職務執行の法令及び定款への適合を確保しています。
　　・各種法令遵守の啓蒙・教育活動の継続的実施により、法令遵守への理解と意識を常に高めるよう努めていま
　　　す。特に独占禁止法遵守については、独占禁止法遵守に関する取締役会運営細則、及び独占禁止法遵守規則
　　　を定め、取締役及び使用人の同法規の遵守を確保するべく、啓蒙・教育を行っています。
　　・ＣＳＲ推進部によりコンプライアンス体制、コンプライアンスの啓蒙教育、コンプライアンス報告・相談制
　　　度（内部通報制度）の運営をしており、各制度をモニタリングすることにより実効性を確保しています。
　　・反社会的勢力との関係を遮断するため、対応を統括する部署を設けるとともに、警察等外部の専門機関との
　　　緊密な連携関係を構築しています。

⑤ 会社並びに子会社からなる企業集団における業務の適正を確保するための体制
　　・関連企業の株主として、株主総会における議決権行使による統制を行っています。
　　・関連企業規則・決裁規則によって関連会社運営の重要事項決定等の統制を行っています。
　　・非常勤取締役・非常勤監査役を派遣することによって経営の監督・監視を行っています。その実効性を確保
　　　するため、関連企業非常勤役員内規を制定するとともに、非常勤役員に対する啓蒙・教育を行っています。
　　・当社常勤監査役は関連企業常勤監査役とも連携して活動しています。

⑥ 監査役がその職務を補佐すべき使用人の設置を求めた場合の使用人に関する体制
　　・監査役の要請に応じて要員（監査役付）を配置しています。

①　監査役の職務を補佐すべき使用人の取締役からの独立性に関する体制
　　　・監査役の職務を補佐すべき使用人（監査役付）の人事は、監査役の同意を必要とします。

⑧　取締役及び使用人が監査役会又は監査役に報告するための体制、その他監査役への報告に関する体制
　　　・監査役は、取締役会の他、経営会議やＣＳＲ委員会などの全社会議体へ出席をしています。
　　　・監査役は、取締役との定期的な意見交換を行っています。
　　　・取締役が監査役に報告すべき事項を両者の協議により定めています。

⑨　その他監査役の監査が実効的に行われることを確保するための体制
　　　・会計監査人や内部監査部門は監査役と緊密に連携しています。
　　　・監査役の選任議案や監査役報酬等について、法令・定款に従い監査役の同意を得ています。

(4)　取締役及び監査役に支払った報酬
　　　当連結会計年度において、当社の取締役及び監査役に支払った報酬は以下のとおりです。

区分	支払額（単位　百万円）		
	取締役	監査役	計
定款又は株主総会決議に基づく報酬	604	73	678
株主総会決議に基づく退職慰労金	22	—	22
計	627	73	701

(5)　その他
　　　当社は、取締役を15名以内とする旨を定款で定めています。
　　　また、当社は、取締役の選任決議について、議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行う旨及び累積投票によらない旨を定款で定めています。
　　　また、当社は、株主総会の特別決議について、機動的な株主総会運営を可能とするため、議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の３分の２以上をもって行う旨を定款で定めています。
　　　また、当社は、自己の株式の取得について、会社の業務又は財産の状況に応じた機動的な自己株式の取得を行えるよう、会社法第165条第２項の規定により、取締役会の決議によって市場取引等により自己の株式を取得することができる旨を定款で定めています。更に当社は、株主への機動的な利益還元を行うため、会社法第454条第５項の規定により、取締役会の決議によって毎年９月30日を基準日として、中間配当を行うことができる旨定款に定めております。

第5【経理の状況】

1 連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。）に基づいて作成しています。

　なお、前連結会計年度（平成18年4月1日から平成19年3月31日まで）は、改正前の連結財務諸表規則に基づき、当連結会計年度（平成19年4月1日から平成20年3月31日まで）は、改正後の連結財務諸表規則に基づいて作成しています。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号。以下「財務諸表等規則」という。）に基づいて作成しています。

　なお、前事業年度（平成18年4月1日から平成19年3月31日まで）は、改正前の財務諸表等規則に基づき、当事業年度（平成19年4月1日から平成20年3月31日まで）は、改正後の財務諸表等規則に基づいて作成しています。

2 監査証明について

　当社は、証券取引法第193条の2の規定に基づき、前連結会計年度（平成18年4月1日から平成19年3月31日まで）の連結財務諸表、及び前事業年度（平成18年4月1日から平成19年3月31日まで）の財務諸表について、並びに、金融商品取引法第193条の2第1項の規定に基づき、当連結会計年度（平成19年4月1日から平成20年3月31日まで）の連結財務諸表、及び当事業年度（平成19年4月1日から平成20年3月31日まで）の財務諸表について、あずさ監査法人による監査を受けています。

（1）【連結財務諸表】

①【連結貸借対照表】

区分	注記番号	前連結会計年度 （平成19年3月31日現在）		当連結会計年度 （平成20年3月31日現在）	
		金額（百万円）	構成比（%）	金額（百万円）	構成比（%）
（資産の部）					
I　流動資産					
1　現金及び預金		39,350		39,875	
2　受取手形及び売掛金	注6	428,588		417,934	
3　たな卸資産		427,934		439,309	
4　繰延税金資産		32,694		25,250	
5　その他	注7	37,623		64,053	
貸倒引当金		△4,273		△4,140	
流動資産合計		961,917	70.8	982,282	71.2
II　固定資産					
1　有形固定資産	注1				
（1）建物及び構築物	注8	97,385		100,982	
（2）機械装置及び運搬具		62,307		68,371	
（3）土地	注8	66,502		64,457	
（4）建設仮勘定		8,538		9,938	
（5）その他		19,085	253,819	16,178	259,927
2　無形固定資産			15,128		16,053
3　投資その他の資産					
（1）投資有価証券	注8	65,327		47,189	
（2）長期貸付金		1,401		2,005	
（3）繰延税金資産		27,725		38,336	
（4）その他	注2	34,131		34,319	
貸倒引当金		△1,472	127,114	△1,344	120,506
固定資産合計			396,062		396,487
			29.1		28.7
資産合計			1,357,979		1,378,769
			100.0		100.0

区分	注記番号	前連結会計年度 （平成19年3月31日現在） 金額（百万円）		構成比 （%）	当連結会計年度 （平成20年3月31日現在） 金額（百万円）		構成比 （%）
（負債の部）							
Ⅰ　流動負債							
1　支払手形及び買掛金	注6,8		412,501			430,999	
2　短期借入金	注8		118,463			120,162	
3　未払法人税等			13,365			16,836	
4　繰延税金負債			295			269	
5　賞与引当金			17,810			19,263	
6　保証工事引当金			5,099			6,733	
7　受注工事損失引当金			12,362			8,836	
8　訴訟損失引当金			2,398			2,245	
9　その他							
（1）前受金		124,444			124,679		
（2）1年以内に 　　　償還予定の社債		20,000			17,518		
（3）その他	注6,7	79,763	224,208		76,998	219,195	
流動負債合計			806,506	59.3		824,541	59.8
Ⅱ　固定負債							
1　社債			80,826			60,990	
2　長期借入金	注8		84,927			77,776	
3　繰延税金負債			3,996			5,433	
4　環境対策引当金			―			2,167	
5　退職給付引当金			77,484			81,927	
6　その他			8,861			6,895	
固定負債合計			256,095	18.8		235,190	17.0
負債合計			1,062,602	78.2		1,059,732	76.8

区分	注記番号	前連結会計年度 (平成19年3月31日現在) 金額(百万円)	構成比 (%)	当連結会計年度 (平成20年3月31日現在) 金額(百万円)	構成比 (%)
(純資産の部)					
I　株主資本					
1　資本金		103,187	7.5	104,328	7.5
2　資本剰余金		53,179	3.9	54,290	3.9
3　利益剰余金		125,798	9.2	151,401	10.9
4　自己株式		△55	△0.0	△459	△0.0
株主資本合計		282,110	20.7	309,560	22.4
II　評価・換算差額等					
1　その他有価証券 　　評価差額金		19,342	1.4	10,292	0.7
2　繰延ヘッジ損益		△1,607	△0.1	5,217	0.3
3　為替換算調整勘定		△9,417	△0.6	△11,878	△0.8
評価・換算差額等合計		8,317	0.6	3,631	0.2
III　少数株主持分		4,949	0.3	5,845	0.4
純資産合計		295,377	21.7	319,037	23.1
負債及び純資産合計		1,357,979	100.0	1,378,769	100.0

② 【連結損益計算書】

区分	注記番号	前連結会計年度 （自　平成18年4月1日 至　平成19年3月31日）			当連結会計年度 （自　平成19年4月1日 至　平成20年3月31日）		
		金額（百万円）		百分比（%）	金額（百万円）		百分比（%）
Ⅰ　売上高			1,438,618	100.0		1,501,097	100.0
Ⅱ　売上原価			1,213,524	84.3		1,262,032	84.0
売上総利益			225,094	15.6		239,064	15.9
Ⅲ　販売費及び一般管理費							
1　給料手当		41,020			43,112		
2　賃借料		5,121			－		
3　旅費交通費		5,409			－		
4　通信費		1,255			－		
5　減価償却費		2,988			－		
6　広告宣伝費		14,601			14,650		
7　貸倒引当金繰入額		92			－		
8　研究開発費	注1	33,819			36,228		
9　その他		51,643	155,952	10.8	68,163	162,154	10.8
営業利益			69,141	4.8		76,910	5.1
Ⅳ　営業外収益							
1　受取利息		2,799			3,654		
2　受取配当金		1,008			1,350		
3　有価証券売却益		884			465		
4　持分法による投資利益		2,693			7,642		
5　その他		5,111	12,496	0.8	4,733	17,845	1.1
Ⅴ　営業外費用							
1　支払利息		6,649			7,980		
2　為替差損		13,391			11,548		
3　その他		12,544	32,585	2.2	11,254	30,783	2.0
経常利益			49,052	3.4		63,972	4.2

区分	注記番号	前連結会計年度 （自　平成18年4月1日 至　平成19年3月31日）		百分比 (%)	当連結会計年度 （自　平成19年4月1日 至　平成20年3月31日）		百分比 (%)
		金額（百万円）			金額（百万円）		
Ⅵ　特別利益							
1　退職給付信託設定益	注2	―			1,375		
2　関連会社株式売却益	注3	―	―	―	292	1,668	0.1
Ⅶ　特別損失							
1　減損損失	注4	―			2,763		
2　訴訟損失引当金繰入額		2,398			2,245		
3　環境対策引当金繰入額		―			2,167		
4　関連会社株式売却損	注5	―			408		
5　独禁法違反に係る損失	注6	1,387	3,785	0.2	―	7,585	0.5
税金等調整前 　　当期純利益			45,267	3.1		58,055	3.8
法人税、住民税 　　及び事業税		16,622			23,270		
法人税等調整額		△1,336	15,286	1.0	△1,260	22,010	1.4
少数株主利益			209	0.0		903	0.0
当期純利益			29,771	2.0		35,141	2.3

⑥ 【連結株主資本等変動計算書】
前連結会計年度（平成18年４月１日から平成19年３月31日まで）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年３月31日残高（百万円）	92,084	42,094	100,775	△38	234,917
連結会計年度中の変動額					
新株の発行	11,102	11,083			22,186
剰余金の配当（注）			△4,672		△4,672
役員賞与（注）			△13		△13
当期純利益			29,771		29,771
自己株式の取得				△71	△71
自己株式の処分		1		54	55
その他			△62		△62
株主資本以外の項目の連結会計年度中の変動額（純額）					
連結会計年度中の変動額合計（百万円）	11,102	11,084	25,022	△17	47,193
平成19年３月31日残高（百万円）	103,187	53,179	125,798	△55	282,110

	評価・換算差額等				少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	為替換算調整勘定	評価・換算差額等合計		
平成18年３月31日残高（百万円）	14,097	－	△11,426	2,671	5,507	243,096
連結会計年度中の変動額						
新株の発行						22,186
剰余金の配当（注）						△4,672
役員賞与（注）						△13
当期純利益						29,771
自己株式の取得						△71
自己株式の処分						55
その他						△62
株主資本以外の項目の連結会計年度中の変動額（純額）	5,244	△1,607	2,009	5,646	△557	5,088
連結会計年度中の変動額合計（百万円）	5,244	△1,607	2,009	5,646	△557	52,281
平成19年３月31日残高（百万円）	19,342	△1,607	△9,417	8,317	4,949	295,377

（注）　平成18年６月の定時株主総会における利益処分項目である。

当連結会計年度（平成19年4月1日から平成20年3月31日まで）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成19年3月31日残高（百万円）	103,187	53,179	125,798	△55	282,110
連結会計年度中の変動額					
新株の発行	1,141	1,112			2,254
剰余金の配当			△8,297		△8,297
当期純利益			35,141		35,141
自己株式の取得				△488	△488
自己株式の処分		18		79	97
その他（注）		△19	△1,241	4	△1,256
株主資本以外の項目の連結会計年度中の変動額（純額）					
連結会計年度中の変動額合計（百万円）	1,141	1,111	25,602	△404	27,450
平成20年3月31日残高（百万円）	104,328	54,290	151,401	△459	309,560

	評価・換算差額等				少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	為替換算調整勘定	評価・換算差額等合計		
平成19年3月31日残高（百万円）	19,342	△1,607	△9,417	8,317	4,949	295,377
連結会計年度中の変動額						
新株の発行						2,254
剰余金の配当						△8,297
当期純利益						35,141
自己株式の取得						△488
自己株式の処分						97
その他（注）						△1,256
株主資本以外の項目の連結会計年度中の変動額（純額）	△9,049	6,824	△2,461	△4,686	895	△3,790
連結会計年度中の変動額合計（百万円）	△9,049	6,824	△2,461	△4,686	895	23,659
平成20年3月31日残高（百万円）	10,292	5,217	△11,878	3,631	5,845	319,037

（注）　利益剰余金変動額の「その他」は、米国において会計基準が変更になったことに伴い、連結子会社 Kawasaki Motors Manufacturing Corp., U.S.A. 及び Kawasaki Motors Corp., U.S.A. における退職給付債務の積立不足額を利益剰余金から控除したこと等によるものである。

③【連結キャッシュ・フロー計算書】

区分	注記番号	前連結会計年度 （自　平成18年4月1日 至　平成19年3月31日） 金額（百万円）	当連結会計年度 （自　平成19年4月1日 至　平成20年3月31日） 金額（百万円）
I　営業活動によるキャッシュ・フロー			
1　税金等調整前当期純利益		45,267	58,055
2　減価償却費		30,279	37,455
3　減損損失		—	2,763
4　退職給付引当金の増加額又は 　　減少額（△）		8,460	7,124
5　賞与引当金の増加額又は減少額（△）		2,633	1,451
6　貸倒引当金の増加額又は減少額（△）		△2,224	△406
7　受注工事損失引当金の増加額又は 　　減少額（△）		△246	△3,497
8　訴訟損失引当金の増加額又は 　　減少額（△）		2,398	△153
9　事業構造改善損失引当金の増加額又は 　　減少額（△）		△9,557	—
10　環境対策引当金の増加額又は 　　減少額（△）		—	2,167
11　たな卸資産処分損		1,024	1,350
12　株式売却損益		△889	△348
13　固定資産売却損益		1,413	1,397
14　退職給付信託設定益		—	△1,375
15　持分法による投資損益		—	△7,642
16　受取利息及び受取配当金		△3,807	△5,004
17　支払利息		6,649	7,980
18　売上債権の増加額（△）又は 　　減少額		△2,867	△11,102
19　たな卸資産の増加額（△）又は 　　減少額		△40,607	△19,045
20　その他流動資産の増加額（△） 　　又は減少額		5,157	△10,724
21　仕入債務の増加額又は減少額（△）		△1,247	26,870
22　前受金の増加額又は減少額（△）		25,285	1,849
23　その他流動負債の増加額又は 　　減少額（△）		223	7,757
24　その他		2,887	△3,315
小計		70,233	93,606
25　利息及び配当金の受取額		5,393	9,607
26　利息の支払額		△6,437	△8,035
27　法人税等の支払額		△23,329	△19,413
営業活動によるキャッシュ・フロー		45,859	75,765

区分	注記番号	前連結会計年度 （自　平成18年4月1日 至　平成19年3月31日） 金額（百万円）	当連結会計年度 （自　平成19年4月1日 至　平成20年3月31日） 金額（百万円）
II　投資活動によるキャッシュ・フロー			
1　定期預金（預入期間3ヵ月超）の 　　　純増加額（△）又は純減少額		27	△1,634
2　有形固定資産取得による支出		△31,650	△45,598
3　有形固定資産売却による収入		2,300	468
4　無形固定資産取得による支出		△3,625	△5,237
5　無形固定資産売却による収入		175	55
6　投資有価証券取得による支出		△10,089	△1,183
7　投資有価証券売却による収入		1,588	5,730
8　短期貸付金の純増加額（△）又は 　　　純減少額		254	△277
9　長期貸付けによる支出		△88	△989
10　長期貸付金の回収による収入		17	94
11　その他		△2,222	△516
投資活動によるキャッシュ・フロー		△43,312	△49,090
III　財務活動によるキャッシュ・フロー			
1　短期借入金の純増加額又は純減少額 　　　（△）		△9,957	13,098
2　長期借入れによる収入		42,061	3,327
3　長期借入金の返済による支出		△19,467	△14,817
4　社債の発行による収入		20,000	―
5　社債の償還による支出		△29,118	△20,000
6　自己株式の純増加額（△）又は 　　　純減少額		△67	△479
7　配当金の支払額		△4,577	△8,262
8　少数株主への配当金の支払額		△179	△259
財務活動によるキャッシュ・フロー		△1,306	△27,391
IV　現金及び現金同等物に係る換算差額		481	△501
V　現金及び現金同等物の増加額又は減少額 　　（△）		1,722	△1,217
VI　現金及び現金同等物の期首残高		37,505	39,228
VII　連結子会社の会計期間変更による現金 　　及び現金同等物の期首残高増加高		―	158
VIII　現金及び現金同等物の期末残高	注1	39,228	38,169

前連結会計年度 （自　平成18年4月1日 至　平成19年3月31日）	当連結会計年度 （自　平成19年4月1日 至　平成20年3月31日）
1　連結の範囲に関する事項 　(1) 連結子会社の数は96社であり、その主要な会社名は「第1企業の概況　4関係会社の状況」に記載している。 　（注）　連結子会社の増加5社のうち、アルナ輸送機用品㈱は株式取得により、ＫＥＥ環境サービス㈱他3社は新たに設立したため連結の範囲に含めた。また、連結子会社の減少5社のうちKawasaki Aeronautica Do Brasil Industria Ltda.他1社は清算したため、深江パウテック㈱及びカワサキヘリコプタシステム㈱は売却したため、他1社は他の連結子会社に吸収合併され消滅したため連結の範囲から除外した。 　(2) 主要な非連結子会社名 　　川崎食品産業㈱（休眠中） 　(3) 非連結子会社はその総資産、売上高、損益及び利益剰余金等の観点からみて、連結財務諸表に与える影響が重要でないため連結の範囲から除いている。 2　持分法の適用に関する事項 　(1) 持分法を適用した非連結子会社及び関連会社の数は19社であり、それぞれ次のとおりである。 　　非連結子会社…　一社 　　関連会社………　19社　川崎設備工業㈱、エア・ウォーター防災㈱ほか 　（注）　持分法適用会社の増加2社のうち、安徽海螺川崎工程有限公司は新たに設立したため、従来、子会社であった深江パウテック㈱は㈱アーステクニカ（持分法適用関連会社）に売却し関連会社となったため持分法の適用範囲に含めた。また、持分法適用会社の減少2社のうち、1社については清算したため、他の1社については売却したため持分法の適用範囲から除外した。 　(2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社名 　　非連結子会社 　　　川崎食品産業㈱（休眠中） 　　関連会社 　　　民間航空機㈱、朝日アルミニウム㈱ 　これらの関係会社については、損益及び利益剰余金等の観点からみて連結財務諸表に与える影響が重要でないため持分法を適用していない。	1　連結の範囲に関する事項 　(1) 連結子会社の数は95社であり、その主要な会社名は「第1企業の概況　4関係会社の状況」に記載している。 　（注）　連結子会社の増加2社は、新たに設立したため、連結の範囲に含めた。また、連結子会社の減少3社のうち、カワサキプラントシステムズ㈱はカワサキ環境エンジニアリング㈱（現：カワサキプラントシステムズ㈱・連結子会社）に、川重工事㈱は当社に、及び他1社は他の連結子会社に吸収合併され消滅したため、連結の範囲から除外した。 　(2) 主要な非連結子会社名 　　　　同左 　(3)　　　　同左 2　持分法の適用に関する事項 　(1) 持分法を適用した非連結子会社及び関連会社の数は18社であり、それぞれ次のとおりである。 　　非連結子会社…　一社 　　関連会社………　18社　㈱アーステクニカ、南通中遠川崎船舶工程有限公司ほか 　（注）　持分法適用会社の増加1社は、安徽海螺川崎節能設備製造有限公司を新たに設立したため、持分法の適用範囲に含めた。また、持分法適用会社の減少2社のうち、エア・ウォーター防災㈱については売却したため、川崎設備工業㈱については一部を売却し持分比率が低下したため、持分法の適用範囲から除外した。 　(2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社名 　　　　同左

前連結会計年度 （自　平成18年4月1日 　至　平成19年3月31日）	当連結会計年度 （自　平成19年4月1日 　至　平成20年3月31日）
3　連結子会社の事業年度等に関する事項 Kawasaki Rail Car, Inc.、 Kawasaki Construction Machinery Corp. of America、 Kawasaki Gas Turbine Asia Sdn. Bhd.、 Kawasaki Gas Turbine Europe G.m.b.H.、 武漢川崎船用機械有限公司、 川崎重工産業機械貿易（上海）有限公司、 KHI Design & Technical Service Inc.、 ㈱ケイポイント、 ㈱オートポリス、 Kawasaki Motors Pty. Ltd.、 P.T.Kawasaki Motor Indonesia、 Kawasaki Motors (Phils.) Corporation、 Kawasaki Motors Manufacturing Corp., U.S.A.、 Kawasaki Motors Enterprise (Thailand) Co., Ltd.、 Canadian Kawasaki Motors Inc.、 Kawasaki Robotics (UK) Ltd.、 川崎機器人（天津）有限公司、 Kawasaki Robotics G.m.b.H.、 Kawasaki Machine Systems Korea, Ltd.、 Kawasaki Robotics (USA) Inc.、 川崎精密機械（蘇州）有限公司、 Kawasaki Precision Machinery (U.S.A.) Inc.、 Kawasaki Precision Machinery (U.K.) Limited、 Flutek, Ltd.、 Kawasaki Heavy Industries (Singapore) Pte. Ltd.、 川崎重工大連科技開発有限公司、 川崎重工諮詢（上海）有限公司、 Kawasaki do Brasil Industria e Comercio Ltda.、 Kawasaki Heavy Industries (U.K.) Ltd.、 の決算日は毎年12月31日であり、また川重鉄構工事㈱の決算日は毎年2月末日であり、連結決算日（毎年3月31日）と異なっているが、その差異が3ヶ月を超えないため、連結財務諸表の作成に当たって仮決算を行っていない。	3　連結子会社の事業年度等に関する事項 Kawasaki Rail Car, Inc.、 Kawasaki Gas Turbine Asia Sdn. Bhd.、 Kawasaki Gas Turbine Europe G.m.b.H.、 武漢川崎船用機械有限公司、 川崎重工産業機械貿易（上海）有限公司、 KHI Design & Technical Service Inc.、 ㈱ケイポイント、 ㈱オートポリス、 Kawasaki Motors Pty. Ltd.、 P.T.Kawasaki Motor Indonesia、 Kawasaki Motores do Brasil Ltda.、 Kawasaki Motors (Phils.) Corporation、 Kawasaki Motors Manufacturing Corp., U.S.A.、 Kawasaki Motors Enterprise (Thailand) Co., Ltd.、 Canadian Kawasaki Motors Inc.、 Kawasaki Robotics (UK) Ltd.、 川崎機器人（天津）有限公司、 Kawasaki Robotics G.m.b.H.、 Kawasaki Machine Systems Korea, Ltd.、 川崎精密機械（蘇州）有限公司、 Kawasaki Precision Machinery (U.S.A.) Inc.、 Kawasaki Precision Machinery (U.K.) Limited、 Flutek, Ltd.、 Kawasaki Heavy Industries (Singapore) Pte. Ltd.、 川崎重工大連科技開発有限公司、 川崎重工諮詢（上海）有限公司、 Kawasaki do Brasil Industria e Comercio Ltda.、 Kawasaki Heavy Industries (U.K.) Ltd.、 の決算日は毎年12月31日であり、また川重鉄構工事㈱の決算日は毎年2月末日であり、連結決算日（毎年3月31日）と異なっているが、その差異が3ヶ月を超えないため、連結財務諸表の作成に当たって仮決算を行っていない。 （追加情報） 　Kawasaki Robotics (USA) Inc.、Kawasaki Construction Machinery Corp. of Americaの2社については、従来決算日を12月31日としていたが、当連結会計年度より決算日を3月31日に変更した。

前連結会計年度 （自　平成18年4月1日 至　平成19年3月31日）	当連結会計年度 （自　平成19年4月1日 至　平成20年3月31日）
4　会計処理基準に関する事項 　(1) 資産の評価基準及び評価方法 　　① 有価証券 　　　満期保有目的の債券 　　　　主として償却原価法により評価している。 　　　その他有価証券 　　　・時価のあるもの 　　　　　決算期末日の市場価格等に基づく時価法 　　　　　（評価差額は全部純資産直入法により処理 　　　　　し、売却原価は主として移動平均法により 　　　　　算定）により評価している。 　　　・時価のないもの 　　　　　主として移動平均法による原価法により評 　　　　　価している。 　　　　　なお、売買目的有価証券については保有して 　　　　　いない。 　　② たな卸資産 　　　主として個別法、移動平均法及び先入先出法に 　　　よる原価法により評価している。 　　③ デリバティブ取引により生ずる正味の債権債務 　　　時価法により評価している。 　(2) 減価償却資産の減価償却の方法 　　① 有形固定資産 　　　主として定率法により償却している。ただし、 　　　平成10年4月1日以降取得した建物（建物附属設 　　　備を除く）については、定額法により償却してい 　　　る。	4　会計処理基準に関する事項 　(1) 資産の評価基準及び評価方法 　　① 有価証券 　　　　　　　同左 　　② たな卸資産 　　　　　　　同左 　　③ デリバティブ取引により生ずる正味の債権債務 　　　　　　　同左 　(2) 減価償却資産の減価償却の方法 　　① 有形固定資産 　　　主として定率法により償却している。ただし、 　　　平成10年4月1日以降取得した建物（建物附属設 　　　備を除く）については、定額法により償却してい 　　　る。 　　（会計方針の変更） 　　　当社及び国内連結子会社は、法人税法の改正に 　　　伴い、当連結会計年度より、平成19年4月1日以 　　　降に取得した有形固定資産については、改正後の 　　　法人税法に基づく減価償却の方法に変更してい 　　　る。 　　　これにより営業利益、経常利益及び税金等調整 　　　前当期純利益は、それぞれ1,162百万円減少してい 　　　る。なお、セグメント情報に与える影響は、「第 　　　5経理の状況　1連結財務諸表等　（1）連結財 　　　務諸表　注記事項（セグメント情報）」に記載し 　　　ている。

（追加情報）

当社及び国内連結子会社は、法人税法の改正に伴い、平成19年３月31日以前に取得した有形固定資産については、改正前の法人税法に基づく減価償却の方法の適用により取得価額の５％に到達した連結会計年度の翌連結会計年度より、取得価額の５％相当額と備忘価額との差額を５年間にわたり均等償却し、減価償却費に含めて計上している。

これにより営業利益、経常利益及び税金等調整前当期純利益は、それぞれ2,761百万円減少している。なお、セグメント情報に与える影響は、「第５経理の状況　１連結財務諸表等　（１）連結財務諸表　注記事項（セグメント情報）」に記載している。

② 無形固定資産
定額法により償却している。
なお、ソフトウェア（自社利用分）については、社内における利用可能期間（主として５年）に基づく定額法により償却している。

② 無形固定資産
同左

(3) 引当金の計上基準
① 貸倒引当金
債権の貸倒による損失に備えるため、一般債権については主として過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。

(3) 引当金の計上基準
① 貸倒引当金
同左

② 賞与引当金
従業員に支給する賞与に充てるため、支給見込額に基づき計上している。

② 賞与引当金
同左

③ 保証工事引当金
保証工事費用の支出に備え、過去の実績又は個別の見積りに基づき計上している。

③ 保証工事引当金
同左

④ 受注工事損失引当金
当連結会計年度末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、当連結会計年度末時点で当該損失額を合理的に見積ることが可能な工事について、翌連結会計年度以降の損失見積額を計上している。

④ 受注工事損失引当金
同左

⑤ 訴訟損失引当金
訴訟に対する損失に備えるため、判決に基づく見積り額を計上している。

⑤ 訴訟損失引当金
同左

⑥ 環境対策引当金
「ポリ塩化ビフェニル廃棄物の適正な処理の推進に関する特別措置法」によって処理することが義務付けられているＰＣＢ廃棄物の処理に備えるため、その処理費用見積額を計上している。

前連結会計年度 （自　平成18年４月１日 　至　平成19年３月31日）	当連結会計年度 （自　平成19年４月１日 　至　平成20年３月31日）
⑦　退職給付引当金 　　従業員の退職給付に備え、当連結会計年度末の退職給付債務及び年金資産（退職給付信託を含む）の見込額に基づき当連結会計年度末において発生していると認められる額を計上しており、会計基準変更時差異は、一部子会社を除き10年による按分額を費用処理している。 　　また、数理計算上の差異は、主として10年による定額法により翌連結会計年度から費用処理し、過去勤務債務は、主として10年による定額法により当連結会計年度から費用処理している。	⑦　退職給付引当金 　　　　　同左
(4) 外貨建の資産又は負債の本邦通貨への換算の基準 　　改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会　平成11年10月22日））によっている。	(4) 外貨建の資産又は負債の本邦通貨への換算の基準 　　　　　同左
(5) 収益の計上基準 　　長期・大型の工事（主として、工期１年超、請負金額30億円以上）に係る収益の計上については工事進行基準を、その他の工事については工事完成基準を採用している。 　　なお、引渡受注工事の売上金額が決定せず及び（又は）売上原価の集計が完了していない工事についてはいずれも見積り計上を行っている。	(5) 収益の計上基準 　　　　　同左
(6) 重要なリース取引の処理方法 　　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。	(6) 重要なリース取引の処理方法 　　　　　同左
(7) ヘッジ会計の方法 ①　ヘッジ会計の方法 　　繰延ヘッジ処理を採用している。 ②　ヘッジ手段とヘッジ対象	(7) ヘッジ会計の方法 ①　ヘッジ会計の方法 　　　　　同左 ②　ヘッジ手段とヘッジ対象 　　　　　同左

ヘッジ手段	ヘッジ対象
為替予約、 通貨オプション	外貨建金銭債権 ・債務等 （予定取引を含む）
金利スワップ、 金利オプション	借入金

③　ヘッジ方針 　　各社社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。 ④　ヘッジ有効性評価の方法 　　金融商品会計に関する実務指針に基づき評価している。	③　ヘッジ方針 　　　　　同左 ④　ヘッジ有効性評価の方法 　　　　　同左

前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）	当連結会計年度 （自　平成19年４月１日 至　平成20年３月31日）
（8）その他連結財務諸表作成のための重要な事項 　　　消費税等の会計処理 　　　　消費税及び地方消費税の会計処理は、税抜方式によっている。	（8）その他連結財務諸表作成のための重要な事項 　　　消費税等の会計処理 　　　　同左
5　連結子会社の資産及び負債の評価に関する事項 　　連結子会社の資産及び負債の評価については、全面時価評価法を採用している。	5　連結子会社の資産及び負債の評価に関する事項 　　同左
6　のれん及び負ののれんの償却に関する事項 　　のれん及び負ののれんの償却については、発生日以後５年間の均等償却を行っている。ただし、金額的重要性に乏しいものについては、当該連結会計年度において一括償却している。	6　のれん及び負ののれんの償却に関する事項 　　のれん及び負ののれんについては、その効果の及ぶ期間を見積り、当該期間において均等償却を行っている。ただし、金額的重要性に乏しいものについては、当該連結会計年度において一括償却している。
7　連結キャッシュ・フロー計算書における資金の範囲 　　連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許資金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヵ月以内に償還期限の到来する短期投資からなる。	7　連結キャッシュ・フロー計算書における資金の範囲 　　同左

会計方針の変更

前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）	当連結会計年度 （自　平成19年４月１日 至　平成20年３月31日）
（貸借対照表の純資産の部の表示に関する会計基準等） （自己株式及び準備金の額の減少等に関する会計基準等の一部改正） 　当連結会計年度から「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準委員会　平成17年12月９日　企業会計基準第５号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準委員会　平成17年12月９日　企業会計基準適用指針第８号）並びに改正後の「自己株式及び準備金の額の減少等に関する会計基準」（企業会計基準委員会　最終改正平成18年８月11日　企業会計基準第１号）及び「自己株式及び準備金の額の減少等に関する会計基準の適用指針」（企業会計基準委員会　最終改正平成18年８月11日　企業会計基準適用指針第２号）を適用している。 　これによる損益に与える影響はない。 　なお、従来の「資本の部」の合計に相当する金額は292,035百万円である。 　連結財務諸表規則の改正により、当連結会計年度における連結財務諸表の純資産の部については、改正後の連結財務諸表規則により作成している。	────────

前連結会計年度 （自　平成18年４月１日 　至　平成19年３月31日）	当連結会計年度 （自　平成19年４月１日 　至　平成20年３月31日）
（企業結合に係る会計基準等） 　当連結会計年度から「企業結合に係る会計基準」（企業会計審議会　平成15年10月31日）及び「事業分離等に関する会計基準」（企業会計基準委員会　平成17年12月27日　企業会計基準第７号）並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準委員会　最終改正平成18年12月22日　企業会計基準適用指針第10号）を適用している。 　これによる損益に与える影響はない。 （研究開発費に係る会計方針の変更） 　従来、汎用機事業におけるニューモデル開発等に係る費用は製造費用として売上原価に計上していたが、新技術・新機構の開発や新素材の採用による対応等、研究開発要素が強い案件が増加するという質的変化があること、また、財務諸表等の利用者の意思決定により有用かつ適切な情報提供を行い、他社の財務諸表との比較可能性をより高めることを目的として、当連結会計年度から販売費及び一般管理費に含めている。この変更による損益への影響は軽微であるほか、従来と比較すると売上原価が18,008百万円少なく、販売費及び一般管理費が同額多く表示されている。また、前連結会計年度において売上原価に含まれている金額は14,417百万円である。 　なお、変更の時期については、研究開発投資の増額を含む中期経営計画「Global K」の公表後、具体的な研究開発計画を策定し、当該計画が平成19年３月開催の取締役会で承認されたことを受け、当連結会計年度から上記のとおり変更することが適当であると判断した。従って、当中間連結会計期間においては当該費用は従来どおり売上原価に含めており、当連結会計年度と同一の処理を行なった場合、売上原価が7,890百万円少なく、販売費及び一般管理費がおおむね同額多くなっている。	─────── ───────

　表示方法の変更

前連結会計年度 （自　平成18年４月１日 　至　平成19年３月31日）	当連結会計年度 （自　平成19年４月１日 　至　平成20年３月31日）
───────	（連結損益計算書関係） 　販売費及び一般管理費の「賃借料」、「旅費交通費」、「通信費」、「減価償却費」については、それぞれ販売費及び一般管理費の総額の百分の十以下であり、かつ、重要性が低下したため、販売費及び一般管理費の「その他」に含めて表示している。 　なお、当連結会計年度の各費目の金額は次のとおりである。 　　　　賃借料　　　　　　　5,202百万円 　　　　旅費交通費　　　　　5,821 　　　　通信費　　　　　　　1,345 　　　　減価償却費　　　　　3,092

前連結会計年度 （自　平成18年4月1日 至　平成19年3月31日）	当連結会計年度 （自　平成19年4月1日 至　平成20年3月31日）
———	（連結キャッシュ・フロー計算書関係） 　営業活動によるキャッシュ・フローの「持分法による投資損益」については、重要性が増加したため区分掲記している。 　なお、前連結会計年度の「持分法による投資損益」は△2,693百万円で、営業活動によるキャッシュ・フローの「その他」に含まれている。

追加情報

前連結会計年度 （自　平成18年4月1日 至　平成19年3月31日）	当連結会計年度 （自　平成19年4月1日 至　平成20年3月31日）
———	———

注記事項

（連結貸借対照表関係）

前連結会計年度 （平成19年3月31日現在）	当連結会計年度 （平成20年3月31日現在）
1　有形固定資産に対する減価償却累計額 　　　　　　　　　　　　　560,281百万円	1　有形固定資産に対する減価償却累計額 　　　　　　　　　　　　　575,682百万円
2　非連結子会社及び関連会社に係る注記 　　株式　　　　　　　　　　8,827百万円 　　出資金　　　　　　　　　13,182	2　非連結子会社及び関連会社に係る注記 　　株式　　　　　　　　　　6,936百万円 　　出資金　　　　　　　　　15,925
3　保証債務 　(1)　銀行借入金等 　　㈶日本航空機開発協会　　10,856百万円 　　㈶日本航空機エンジン協会　6,383 　　南通中遠川崎船舶工程有限公司　4,310 　　㈱アーステクニカ　　　　2,000 　　番の州エコサービス㈱　　　278 　　その他306社　　　　　　2,640 　　　　計　　　　　　　　26,469	3　保証債務 　(1)　銀行借入金等 　　㈶日本航空機開発協会　　14,661百万円 　　南通中遠川崎船舶工程有限公司　10,571 　　㈶日本航空機エンジン協会　6,443 　　㈱アーステクニカ　　　　2,300 　　同方川崎空調設備有限公司　　527 　　その他283社　　　　　　2,645 　　　　計　　　　　　　　37,148
(2)　従業員住宅資金の銀行借入金　1,567百万円	(2)　従業員住宅資金の銀行借入金　1,244百万円
(3)　合計　　　　　　　　28,036百万円	(3)　合計　　　　　　　　38,393百万円
4　受取手形割引高　　　　　　　　なし	4　受取手形割引高　　　　　　　　なし
5　受取手形裏書譲渡高　　　　　　なし	5　受取手形裏書譲渡高　　　　　　なし

前連結会計年度 （平成19年３月31日現在）	当連結会計年度 （平成20年３月31日現在）
6　期末日満期手形 　　期末日満期手形の会計処理については、手形交換日をもって決済処理している。 　　なお、当連結会計年度末日が金融機関の休日であったため、次の期末日満期手形が、期末残高に含まれている。 　　　受取手形　　　　　1,659百万円 　　　支払手形　　　　　5,137百万円 　　　設備支払手形　　　542百万円	────────
7　未収還付消費税等は流動資産の「その他」に、未払納付消費税等は流動負債の「その他」にそれぞれ含めて表示している。	7　　　　　　　　　同左
8　担保資産及び担保付債務 （1）担保資産 　　建物及び構築物　　　2,321百万円 　　土地　　　　　　　　1,255 　　投資有価証券　　　　302 　　その他　　　　　　　15 　　　計　　　　　　　　3,894 （2）担保付債務 　　支払手形及び買掛金　66百万円 　　短期借入金　　　　　795 　　長期借入金　　　　　3,578 　　　計　　　　　　　　4,440	8　担保資産及び担保付債務 （1）担保資産 　　建物及び構築物　　　5,521百万円 　　土地　　　　　　　　940 　　投資有価証券　　　　302 　　その他　　　　　　　13 　　　計　　　　　　　　6,777 （2）担保付債務 　　支払手形及び買掛金　79百万円 　　短期借入金　　　　　793 　　長期借入金　　　　　1,904 　　　計　　　　　　　　2,777

（連結損益計算書関係）

前連結会計年度 （自　平成18年４月１日 　至　平成19年３月31日）	当連結会計年度 （自　平成19年４月１日 　至　平成20年３月31日）
1　一般管理費及び当期製造費用に含まれる研究開発費は33,819百万円である。	1　一般管理費及び当期製造費用に含まれる研究開発費は36,228百万円である。
────────	2　退職給付信託設定益は、保有する投資有価証券を退職給付信託に追加拠出したことによるものである。
────────	3　関連会社株式売却益は、エア・ウォーター防災㈱株式の売却によるものである。
────────	4　減損損失 （1）減損損失を認識した資産グループの概要 | 用途	場所	種類 | |---|---|---|
事業用資産	千葉県袖ヶ浦市	土地
遊休資産	千葉県袖ヶ浦市	土地等
事業用資産	兵庫県加古郡稲美町	土地	

前連結会計年度 （自　平成18年4月1日 至　平成19年3月31日）	当連結会計年度 （自　平成19年4月1日 至　平成20年3月31日）
	(2) 資産のグルーピングの方法 　　資産のグルーピングは、主として事業内容を基に行い、重要な賃貸用資産及び遊休資産は個々の資産グループとして取り扱っている。 (3) 減損損失の認識に至った経緯 　　一部の資産について、事業損益が悪化もしくは、市場価格が下落したため、帳簿価額を回収可能価額まで減額している。 (4) 回収可能価額の算定方法 　　回収可能価額は正味売却価額により測定しており、不動産鑑定評価もしくは、固定資産税評価額により評価している。 (5) 減損損失の金額 　　減損処理額2,763百万円は減損損失として特別損失に計上しており、固定資産の種類ごとの内訳は次のとおりである。
	土地　　　　　2,277 百万円 建物等　　　　　486 計　　　　2,763
	5　関連会社株式売却損は、川崎設備工業㈱株式の売却によるものである。
────────	
6　独禁法違反に係る損失は、鋼鉄製橋梁・トンネル換気設備及び水門設備工事に関する独禁法違反に係る課徴金等である。	────────

（連結株主資本等変動計算書関係）
　前連結会計年度（自　平成18年4月1日　至　平成19年3月31日）
　　1　発行済株式に関する事項

株式の種類	前連結会計年度末	増加　　（注）	減少	当連結会計年度末
普通株式（千株）	1,557,714	101,911	－	1,659,625

（注）　増加数の内訳は、次のとおりである。
　　　(1) 転換社債の転換請求による増加　　　　　　　　　3千株
　　　(2) 新株予約権付社債の新株予約権行使による増加　　101,907千株

　　2　自己株式に関する事項

株式の種類	前連結会計年度末	増加　　（注）1	減少　　（注）2	当連結会計年度末
普通株式（千株）	208	169	167	210

（注）1　増加数の内訳は、次のとおりである。
　　　　(1) 単元未満株式の買取による増加　　　　　　　　169千株
　　　2　減少数の内訳は、次のとおりである。
　　　　(1) 単元未満株式の買増し請求に応じたことによる減少　　14千株
　　　　(2) 新株予約権付社債の新株予約権行使に伴い、
　　　　　　新株発行に代えて自己株式を交付したことによる減少　　152千株

3 配当に関する事項
(1) 配当金支払額

決議	株式の種類	配当金の総額 （百万円）	1株当たり配当額 （円）	基準日	効力発生日
平成18年6月27日 定時株主総会	普通株式	4,672	3.0	平成18年3月31日	平成18年6月28日

(2) 基準日が当連結会計年度に属する配当のうち、配当の効力発生日が翌連結会計年度となるもの

決議	株式の種類	配当の原資	配当金の総額 （百万円）	1株当たり配当額 （円）	基準日	効力発生日
平成19年6月27日 定時株主総会	普通株式	利益剰余金	8,297	5.0	平成19年3月31日	平成19年6月28日

当連結会計年度（自　平成19年4月1日　至　平成20年3月31日）
1 発行済株式に関する事項

株式の種類	前連結会計年度末	増加　（注）	減少	当連結会計年度末
普通株式（千株）	1,659,625	10,003	－	1,669,629

（注）　増加数の内訳は、次のとおりである。
(1) 転換社債の転換請求による増加　　　　　　　　　1千株
(2) 新株予約権付社債の新株予約権行使による増加　　10,001千株

2 自己株式に関する事項

株式の種類	前連結会計年度末	増加　（注）1	減少　（注）2	当連結会計年度末
普通株式（千株）	210	1,377	263	1,324

（注）1　増加数の内訳は、次のとおりである。
(1) 株主の買取請求に応じたことによる増加　　　　　1,210千株
(2) 単元未満株式の買取による増加　　　　　　　　　167千株
2　減少数の内訳は、次のとおりである。
(1) 単元未満株式の買増し請求に応じたことによる減少　　　23千株
(2) 新株予約権付社債の新株予約権行使に伴い、
新株発行に代えて自己株式を交付したことによる減少　　145千株
(3) 持分法適用関連会社の当社株式売却による減少　　　　　47千株
(4) 当社株式を保有している持分法適用関連会社を
持分法適用範囲から除外したことによる減少　　　　　　47千株

3 配当に関する事項
(1) 配当金支払額

決議	株式の種類	配当金の総額 （百万円）	1株当たり配当額 （円）	基準日	効力発生日
平成19年6月27日 定時株主総会	普通株式	8,297	5.0	平成19年3月31日	平成19年6月28日

(2) 基準日が当連結会計年度に属する配当のうち、配当の効力発生日が翌連結会計年度となるもの

決議	株式の種類	配当の原資	配当金の総額 （百万円）	1株当たり配当額 （円）	基準日	効力発生日
平成20年6月25日 定時株主総会	普通株式	利益剰余金	8,341	5.0	平成20年3月31日	平成20年6月26日

(連結キャッシュ・フロー計算書関係)

前連結会計年度 （自　平成18年４月１日 　至　平成19年３月31日）	当連結会計年度 （自　平成19年４月１日 　至　平成20年３月31日）
1　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　　　　　　　　　39,350百万円 預入期間が３ヶ月を超える定期預金　　△122 現金及び現金同等物　　　　　　　　39,228	1　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　　　　　　　　　39,875百万円 預入期間が３ヶ月を超える定期預金　　△1,705 現金及び現金同等物　　　　　　　　38,169

2　重要な非資金取引の内容 / 2　重要な非資金取引の内容

前連結会計年度

当連結会計年度に行われた、転換社債型新株予約権付社債に付された新株予約権の権利行使及び転換社債の転換による、資本金増加額及び資本剰余金増加額と転換社債型新株予約権付社債減少額及び転換社債減少額との関係

新株予約権の権利行使及び転換社債の転換による資本金の増加額	11,102 百万円
新株予約権の権利行使及び転換社債の転換による資本剰余金の増加額	11,083 百万円
新株予約権の権利行使による転換社債型新株予約権付社債減少額及び転換社債の転換による転換社債減少額	22,236 百万円

　なお、新株予約権の権利行使及び転換社債の転換による資本金増加額及び資本剰余金増加額と転換社債型新株予約権付社債の減少額及び転換社債の転換による転換社債の減少額との差額は、新株の発行に代えて自己株式を交付したことにより生じたものである。

当連結会計年度

当連結会計年度に行われた、転換社債型新株予約権付社債に付された新株予約権の権利行使及び転換社債の転換による、資本金増加額及び資本剰余金増加額と転換社債型新株予約権付社債減少額及び転換社債減少額との関係

新株予約権の権利行使及び転換社債の転換による資本金の増加額	1,141 百万円
新株予約権の権利行使及び転換社債の転換による資本剰余金の増加額	1,112 百万円
新株予約権の権利行使による転換社債型新株予約権付社債減少額及び転換社債の転換による転換社債減少額	2,318 百万円

　なお、新株予約権の権利行使及び転換社債の転換による資本金増加額及び資本剰余金増加額と転換社債型新株予約権付社債の減少額及び転換社債の転換による転換社債の減少額との差額は、新株の発行に代えて自己株式を交付したことにより生じたものである。

前連結会計年度 （自　平成18年４月１日 　至　平成19年３月31日）	当連結会計年度 （自　平成19年４月１日 　至　平成20年３月31日）

1　借主側
(1)　リース物件の所有権が借主に移転すると認められ
　　るもの以外のファイナンス・リース取引
　①　リース物件の取得価額相当額、減価償却累計額
　　相当額及び期末残高相当額

	取得価額 相当額 （百万円）	減価償却 累計額 相当額 （百万円）	期末残高 相当額 （百万円）
有形固定資産			
機械装置 及び運搬具	28,847	8,655	20,192
その他	6,975	3,733	3,241
無形固定資産	1,362	779	583
合計	37,185	13,167	24,017

　②　未経過リース料期末残高相当額

1年内	5,345百万円
1年超	19,534
合計	24,880

　③　支払リース料、減価償却費相当額及び支払利息
　　相当額

支払リース料	5,349百万円
減価償却費相当額	4,956
支払利息相当額	444

　④　減価償却費相当額の算定方法
　　　リース期間を耐用年数とし、残存価額を零とす
　　る定額法によっている。
　⑤　利息相当額の算定方法
　　　リース料総額とリース物件の取得価額相当額の
　　差額を利息相当額とし、各期への配分方法につい
　　ては、利息法によっている。
(2)　オペレーティング・リース取引
　　未経過リース料

1年内	380百万円
1年超	400
合計	780

1　借主側
(1)　リース物件の所有権が借主に移転すると認められ
　　るもの以外のファイナンス・リース取引
　①　リース物件の取得価額相当額、減価償却累計額
　　相当額及び期末残高相当額

	取得価額 相当額 （百万円）	減価償却 累計額 相当額 （百万円）	期末残高 相当額 （百万円）
有形固定資産			
機械装置 及び運搬具	34,793	11,041	23,752
その他	4,384	1,804	2,580
無形固定資産	1,111	425	685
合計	40,289	13,270	27,018

　②　未経過リース料期末残高相当額

1年内	5,737百万円
1年超	22,690
合計	28,428

　③　支払リース料、減価償却費相当額及び支払利息
　　相当額

支払リース料	6,028百万円
減価償却費相当額	5,671
支払利息相当額	644

　④　減価償却費相当額の算定方法
　　　　　　　同左

　⑤　利息相当額の算定方法
　　　　　　　同左

(2)　オペレーティング・リース取引
　　未経過リース料

1年内	329百万円
1年超	143
合計	473

	前連結会計年度 （自　平成18年4月1日 至　平成19年3月31日）	当連結会計年度 （自　平成19年4月1日 至　平成20年3月31日）

2　貸主側

(1)　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①　リース物件の取得価額、減価償却累計額及び期末残高

	取得価額 （百万円）	減価償却 累計額 （百万円）	期末残高 （百万円）
有形固定資産			
機械装置 及び運搬具	1,508	757	750
その他	481	161	320
無形固定資産	43	22	20
合計	2,033	941	1,092

②　未経過リース料期末残高相当額

1年内	519百万円
1年超	1,141
合計	1,661

③　受取リース料、減価償却費及び受取利息相当額

受取リース料	285百万円
減価償却費	244
受取利息相当額	32

④　利息相当額の算定方法

リース料総額と見積残存価額の合計額からリース物件の購入価額を控除した額を利息相当額とし、各期への配分方法については、利息法によっている。

(2)　オペレーティング・リース取引

該当取引なし

2　貸主側

(1)　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①　リース物件の取得価額、減価償却累計額及び期末残高

	取得価額 （百万円）	減価償却 累計額 （百万円）	期末残高 （百万円）
有形固定資産			
機械装置 及び運搬具	1,892	683	1,208
その他	358	143	215
無形固定資産	88	47	41
合計	2,339	874	1,465

②　未経過リース料期末残高相当額

1年内	638百万円
1年超	1,499
合計	2,138

③　受取リース料、減価償却費及び受取利息相当額

受取リース料	379百万円
減価償却費	307
受取利息相当額	65

④　利息相当額の算定方法

同左

(2)　オペレーティング・リース取引

同左

（有価証券関係）

    1   売買目的有価証券

       該当事項はありません。

    2   満期保有目的の債券で時価のあるもの

区分	前連結会計年度 （平成19年3月31日現在）			当連結会計年度 （平成20年3月31日現在）		
	連結決算日における連結貸借対照表計上額（百万円）	連結決算日における時価（百万円）	差額（百万円）	連結決算日における連結貸借対照表計上額（百万円）	連結決算日における時価（百万円）	差額（百万円）
時価が連結貸借対照表計上額を超えるもの 社債	－	－	－	301	303	1
時価が連結貸借対照表計上額を超えないもの 社債	302	297	△4	－	－	－
合計	302	297	△4	301	303	1

    3   その他有価証券で時価のあるもの

区分	前連結会計年度 （平成19年3月31日現在）			当連結会計年度 （平成20年3月31日現在）		
	取得原価（百万円）	連結決算日における連結貸借対照表計上額（百万円）	差額（百万円）	取得原価（百万円）	連結決算日における連結貸借対照表計上額（百万円）	差額（百万円）
連結貸借対照表計上額が取得原価を超えるもの 株式	17,281	49,127	31,845	15,982	33,990	18,008
連結貸借対照表計上額が取得原価を超えないもの 株式	187	138	△48	3,878	2,732	△1,146
合計	17,468	49,265	31,796	19,860	36,723	16,862

    4   当連結会計年度中に売却したその他有価証券

区分	前連結会計年度 （自 平成18年4月1日 至 平成19年3月31日）	当連結会計年度 （自 平成19年4月1日 至 平成20年3月31日）
売却額（百万円）	1,493	729
売却益の合計額（百万円）	880	465
売却損の合計額（百万円）	△0	－

5 時価評価されていない主な有価証券

区分	前連結会計年度 (平成19年3月31日現在) 連結貸借対照表計上額 (百万円)	当連結会計年度 (平成20年3月31日現在) 連結貸借対照表計上額 (百万円)
満期保有目的債券		
① 公社債	－	2
合計	－	2
その他有価証券		
① 非上場株式	9,014	8,445
② 優先出資証券	5,000	－
③ 匿名組合出資等	1,686	1,716
合計	15,700	10,162

6 その他有価証券のうち満期があるもの及び満期保有目的の債券の連結決算日後における償還予定額
前連結会計年度(平成19年3月31日現在)

区分	1年内 (百万円)	1年超5年以内 (百万円)	5年超10年以内 (百万円)	10年超 (百万円)
社債	－	－	302	－
合計	－	－	302	－

当連結会計年度(平成20年3月31日現在)

区分	1年内 (百万円)	1年超5年以内 (百万円)	5年超10年以内 (百万円)	10年超 (百万円)
公社債	－	304	－	－
合計	－	304	－	－

（デリバティブ取引関係）
  1 取引の状況に関する事項

前連結会計年度 （自 平成18年4月1日 　至 平成19年3月31日）	当連結会計年度 （自 平成19年4月1日 　至 平成20年3月31日）
(1) 取引の内容及び取組方針 　① 通貨関連 　　　当社グループは、外貨建資産・負債に係る将来の為替変動によるリスクを軽減するため、為替予約取引、通貨オプション取引を利用している。 　　　なお、当社グループは外貨建輸出が外貨建輸入を大きく上回る構造となっているため、主として外貨建資産に対するヘッジとして利用している。 　② 金利関連 　　　当社グループは、金融負債に係る将来の金利変動による収益及びキャッシュフローへの影響を軽減するため、金利スワップ取引、金利オプション取引を利用している。具体的には、変動金利支払借入金に対し、将来の金利上昇による支払金利の増加を緩和するため変動金利支払額を固定化する金利スワップ、変動金利支払額に上限を設けた金利キャップ及び変動金利支払額を一定の範囲内に収める金利カラーを主に実施している。 (2) 取引の利用目的 　　上記のデリバティブ取引は、事業活動に伴い発生する為替や金利の変動リスクを回避することを目的としたもので、投機やトレーディングを目的としたものではない。なお、当社グループでは金融商品会計基準に基づきヘッジ会計の要件を満たすデリバティブ取引については、ヘッジ会計を適用している。 　・ヘッジ会計の方法：繰延ヘッジによっている。 　・ヘッジ手段とヘッジ対象	(1) 取引の内容及び取組方針 　① 通貨関連 　　　　　　　　同左 　② 金利関連 　　　　　　　　同左 (2) 取引の利用目的 　　　　　　　　同左

（左欄内の表）

ヘッジ手段	ヘッジ対象
為替予約、 通貨オプション	外貨建金銭債権・債務 等（予定取引を含む）
金利スワップ、 金利オプション	借入金

　・ヘッジ方針
　社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。
　・ヘッジ有効性評価の方法
　金融商品会計に関する実務指針に基づき評価している。

	前連結会計年度 （自　平成18年４月１日 　至　平成19年３月31日）	当連結会計年度 （自　平成19年４月１日 　至　平成20年３月31日）
	(3) 取引に係るリスクの内容（信用リスク） 　　当社グループは、取引の相手方を信用度の高い国際的に優良な金融機関に分散させているため、相手方の契約不履行によるリスクはほとんどないと判断している。また、当社グループでは、実需原則に基づいてデリバティブ取引を導入しているので、デリバティブ取引の時価変動はヘッジ対象取引の時価変動と相殺され、投機やディーリング取引で認識するような為替変動並びに金利変動によるリスクはほとんどない。	(3) 取引に係るリスクの内容（信用リスク） 同左
	(4) 取引に係るリスク管理体制 　　当社グループは、デリバティブ取引に関して、取引目的、取引権限、取引商品、取引相手、取引限度額、取引状況報告体制等を定めた社内管理規定を各社に設け、この規定に基づいて取引の実行及びリスク管理を財務・経理部門が行っている。	(4) 取引に係るリスク管理体制 同左

　　2　取引の時価等に関する事項

デリバティブ取引の契約額等、時価及び評価損益

　　(1) 通貨関連

種類	前連結会計年度 （平成19年３月31日現在）				当連結会計年度 （平成20年３月31日現在）			
	契約額等 （百万円）	契約額等 のうち １年超 （百万円）	時価 （百万円）	評価損益 （百万円）	契約額等 （百万円）	契約額等 のうち １年超 （百万円）	時価 （百万円）	評価損益 （百万円）
為替予約取引								
売建	91,232	—	96,479	△5,246	91,794	—	85,381	6,413
買建	5,477	—	5,535	57	1,865	—	1,854	△11
オプション取引								
売建	1,444	—			3,320	—		
（オプション料）	(30)	(—)	126	△96	(37)	(—)	4	32
買建	1,392	—			3,040	—		
（オプション料）	(30)	(—)	0	△30	(37)	(—)	34	△2
合計	—	—	—	△5,316	—	—	—	6,432

（注）　1　時価の算定方法

　　　　　為替予約取引・・・先物相場を使用している。

　　　　　オプション取引・・主たる金融機関から提示された価格によっている。

　　　2　デリバティブ取引の評価については、期末日現在の時価により評価している。

　　　　　なお、外貨建金銭債権債務についても期末日現在の為替相場をもって期末換算を行っており、デリバティブ取引の時価評価損益と外貨建金銭債権債務の換算損益は、個別に認識をしたうえで損益計算書上両者の損益を相殺し、その効果を実現させている。

　　　3　予定取引に対するデリバティブ取引については、ヘッジ会計を適用しているため開示の対象から除いている。

　　　4　当社グループでは、実需原則に基づき、為替の変動リスクを回避することを目的としてデリバティブ取引を導入しており、投機やディーリング取引を目的としたデリバティブ取引は行っていない。

　　(2) 金利関連

　　　　金利スワップ取引を行っているが、ヘッジ会計を適用しているため、注記の対象から除いている。

（退職給付関係）

前連結会計年度 （自 平成18年4月1日 至 平成19年3月31日）	当連結会計年度 （自 平成19年4月1日 至 平成20年3月31日）
1 採用している退職給付制度の概要 　当社及び国内連結子会社は、退職一時金制度を設けている。また、当社及び一部の連結子会社で、確定拠出型年金とキャッシュバランスプラン（市場金利連動型年金）を導入し、従来の退職一時金の一部を積み立てている。なお、一部の海外連結子会社は、退職年金制度を設けている。また、当社においては、退職給付信託を設定している。	1 採用している退職給付制度の概要 　　　　同左

2 退職給付債務に関する事項（前連結会計年度）

項目	金額
(1) 退職給付債務	△186,953百万円
(2) 年金資産（注2）	116,999
(3) 未積立退職給付債務（(1)＋(2)）	△69,954
(4) 未認識過去勤務債務（注3）	△16,347
(5) 未認識数理計算上の差異	△26,398
(6) 会計基準変更時差異の未処理額	37,545
(7) 連結貸借対照表計上額純額（(3)＋(4)＋(5)＋(6)）	△75,154
(8) 前払年金費用（注2）	2,330
(9) 退職給付引当金（(7)−(8)）	△77,484

2 退職給付債務に関する事項（当連結会計年度）

項目	金額
(1) 退職給付債務	△182,766百万円
(2) 年金資産（注2）	96,979
(3) 未積立退職給付債務（(1)＋(2)）	△85,786
(4) 未認識過去勤務債務（注3）	△14,162
(5) 未認識数理計算上の差異	△4,682
(6) 会計基準変更時差異の未処理額	25,029
(7) 連結貸借対照表計上額純額（(3)＋(4)＋(5)＋(6)）	△79,602
(8) 前払年金費用（注2）	2,325
(9) 退職給付引当金（(7)−(8)）	△81,927

（注1）一部の子会社は、退職給付債務の算定にあたり、簡便法を採用している。
（注2）当社の退職給付信託及び当社と連結子会社の退職年金制度に係るものである。
（注3）当社及び一部の子会社において、退職一時金制度を変更したことにより過去勤務債務（債務の減額）が発生している。

3 退職給付費用に関する事項（前連結会計年度）

項目	金額
(1) 勤務費用	8,723百万円
(2) 利息費用	4,676
(3) 期待運用収益（注2）	△974
(4) 過去勤務債務の費用処理額	△2,214
(5) 数理計算上の差異の費用処理額	△782
(6) 会計基準変更時差異の費用処理額	12,516
(7) 確定拠出型年金への拠出額	420
(8) 退職給付費用（(1)＋(2)＋(3)＋(4)＋(5)＋(6)＋(7)）	22,364

3 退職給付費用に関する事項（当連結会計年度）

項目	金額
(1) 勤務費用	8,556百万円
(2) 利息費用	4,625
(3) 期待運用収益（注2）	△945
(4) 過去勤務債務の費用処理額	△2,285
(5) 数理計算上の差異の費用処理額	△1,983
(6) 会計基準変更時差異の費用処理額	12,514
(7) 確定拠出型年金への拠出額	483
(8) 退職給付費用（(1)＋(2)＋(3)＋(4)＋(5)＋(6)＋(7)）	20,965

（注1）簡便法を採用している連結子会社の退職給付費用は、「(1) 勤務費用」に計上している。
（注2）連結子会社の退職年金制度に係るものである。

前連結会計年度 （自 平成18年4月1日 至 平成19年3月31日）		当連結会計年度 （自 平成19年4月1日 至 平成20年3月31日）	
4 退職給付債務等の計算の基礎に関する事項		4 退職給付債務等の計算の基礎に関する事項	
(1) 退職給付見込額の 期間配分方法	期間定額基準	(1) 退職給付見込額の 期間配分方法	同左
(2) 割引率	主として2.5%	(2) 割引率	同左
(3) 期待運用収益率	国内会社 0.0%～3.5% 海外会社 7.75%	(3) 期待運用収益率	同左
(4) 過去勤務債務の額 の処理年数	10年～15年（発生時の従業員の平均残存勤務期間以内の一定の年数による定額法による）	(4) 過去勤務債務の額 の処理年数	主として10年（発生時の従業員の平均残存勤務期間以内の一定の年数による定額法による）
(5) 数理計算上の差異 の処理年数	10年～15年（発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により、翌連結会計年度から費用処理することとしている）	(5) 数理計算上の差異 の処理年数	主として10年（発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により、翌連結会計年度から費用処理することとしている）
(6) 会計基準変更時差 異の処理年数	主として10年。一部の子会社では、一括費用処理又は5年の期間によっている。	(6) 会計基準変更時差 異の処理年数	同左

（ストック・オプション等関係）
前連結会計年度（自 平成18年4月1日 至 平成19年3月31日）
該当事項はありません。

当連結会計年度（自 平成19年4月1日 至 平成20年3月31日）
該当事項はありません。

前連結会計年度 （平成19年3月31日現在）		当連結会計年度 （平成20年3月31日現在）	
1 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳		1 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳	
（繰延税金資産）		（繰延税金資産）	
賞与引当金	7,958百万円	賞与引当金	8,655百万円
退職給付引当金	49,380	退職給付引当金	44,835
貸倒引当金損金算入限度超過額	904	貸倒引当金損金算入限度超過額	894
棚卸資産に含まれる未実現利益消去額	4,811	棚卸資産に含まれる未実現利益消去額	6,246
固定資産に含まれる未実現利益消去額	571	固定資産に含まれる未実現利益消去額	566
減価償却限度超過額	1,328	減価償却限度超過額	1,702
繰越欠損金	1,728	繰越欠損金	1,038
投資有価証券等評価損	1,912	投資有価証券等評価損	1,599
受注工事損失引当金	4,649	受注工事損失引当金	3,285
その他	23,191	その他	21,432
繰延税金資産　小計	96,436	繰延税金資産　小計	90,257
評価性引当額	△9,396	評価性引当額	△7,824
繰延税金資産　合計	87,039	繰延税金資産　合計	82,432
（繰延税金負債）		（繰延税金負債）	
固定資産圧縮積立金	5,505	固定資産圧縮積立金	5,222
工事進行基準に係る損益申告調整額	429	その他有価証券評価差額金	6,590
その他有価証券評価差額金	12,682	退職給付信託設定益否認	6,552
退職給付信託設定益否認	5,995	その他	6,183
その他	6,299	繰延税金負債　合計	24,548
繰延税金負債　合計	30,911	繰延税金資産の純額	57,884
繰延税金資産の純額	56,127		
2 法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳		2 法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳	
法定実効税率	40.5%	法定実効税率	40.5%
（調整）		（調整）	
試験研究費税額控除	△6.7	試験研究費税額控除	△3.4
その他	△0.1	その他	0.8
税効果会計適用後の法人税等の負担率	33.7	税効果会計適用後の法人税等の負担率	37.9

（セグメント情報）

前連結会計年度（自　平成18年4月1日　至　平成19年3月31日）

	船舶事業（百万円）	車両事業（百万円）	航空宇宙事業（百万円）	ガスタービン・機械事業（百万円）	プラント・環境・鉄構事業（百万円）	汎用機事業（百万円）	その他事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
I　売上高及び営業損益										
売上高										
(1) 外部顧客に対する売上高	108,848	184,283	269,108	183,308	122,062	403,701	167,306	1,438,618	－	1,438,618
(2) セグメント間の内部売上高又は振替高	1,861	499	1,687	14,409	19,670	9,184	42,303	89,615	(89,615)	－
計	110,709	184,782	270,795	197,718	141,732	412,885	209,609	1,528,234	(89,615)	1,438,618
営業費用	112,957	171,612	257,395	187,882	144,163	385,323	199,972	1,459,307	(89,830)	1,369,477
営業利益又は損失（△）	△2,248	13,170	13,400	9,836	△2,430	27,562	9,637	68,926	214	69,141
II　資産、減価償却費及び資本的支出										
資産	117,831	172,615	279,573	165,411	141,472	303,730	193,952	1,374,587	(16,608)	1,357,979
減価償却費	2,168	2,660	5,290	3,076	1,816	10,538	3,150	28,701	1,577	30,279
資本的支出	1,193	8,253	3,029	5,353	996	12,827	6,132	37,786	1,482	39,269

（注）1　事業区分は、当社が採用している管理上の区分をもとに分類している。

　　　2　各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、建設機械、除雪機械
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウォータークラフト、四輪バギー車（ATV）、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	油圧機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

　　　3　資産のうち、「消去又は全社」の項目に含めた全社資産は、当社での余資運用資金（現金及び預金）、全社共通固定資産、繰延税金資産及び長期投資資金（投資有価証券）124,151百万円である。

　　　4　減価償却費及び資本的支出のうち、「消去又は全社」の項目には全社共通固定資産に係る償却費及び支出額がそれぞれ含まれている。

当連結会計年度（自　平成19年4月1日　至　平成20年3月31日）

	船舶事業（百万円）	車両事業（百万円）	航空宇宙事業（百万円）	ガスタービン・機械事業（百万円）	プラント・環境事業（百万円）	汎用機事業（百万円）	油圧機器事業（百万円）	その他事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
I 売上高及び営業損益											
売上高											
(1) 外部顧客に対する売上高	141,397	171,738	237,348	185,486	142,547	433,962	84,027	104,588	1,501,097	－	1,501,097
(2) セグメント間の内部売上高又は振替高	1,567	726	1,644	16,940	13,746	8,243	8,724	40,233	91,827	(91,827)	－
計	142,965	172,465	238,993	202,426	156,293	442,206	92,752	144,822	1,592,925	(91,827)	1,501,097
営業費用	139,712	165,292	228,117	189,034	145,454	422,536	83,635	142,468	1,516,252	(92,065)	1,424,186
営業利益又は損失（△）	3,252	7,172	10,875	13,392	10,839	19,669	9,117	2,353	76,672	237	76,910
II 資産、減価償却費及び資本的支出											
資産	134,576	161,585	281,516	188,133	132,174	315,308	53,347	164,445	1,431,087	(52,318)	1,378,769
減価償却費	2,458	3,578	6,232	3,765	1,926	13,517	2,658	1,699	35,836	1,618	37,455
資本的支出	4,160	6,454	6,154	5,391	1,318	19,366	4,801	1,674	49,320	1,217	50,538

(注)　1　事業区分は、当社が採用している管理上の区分をもとに分類している。

　　　2　各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、建設機械、除雪機械
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機
プラント・環境事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウォータークラフト、四輪バギー車（ATV）、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
油圧機器事業	油圧機器
その他事業	商業、販売・受注の仲介・斡旋、福利施設の管理等

　　　3　資産のうち、「消去又は全社」の項目に含めた全社資産は、当社での余資運用資金（現金及び預金）、全社共通固定資産、繰延税金資産及び長期投資資金（投資有価証券）　115,075百万円である。

　　　4　減価償却費及び資本的支出のうち、「消去又は全社」の項目には全社共通固定資産に係る償却費及び支出額がそれぞれ含まれている。

　　　5　有形固定資産の減価償却の方法の変更

　　　　　「連結財務諸表作成のための基本となる重要な事項」4会計処理基準に関する事項（2）減価償却資産の減価償却の方法における会計方針の変更に記載のとおり、当社及び国内連結子会社は、法人税法の改正に伴い、当連結会計年度より平成19年4月1日以降に取得した有形固定資産について、改正後の法人税法に基づく減価償却の方法に変更している。同じく追加情報に記載のとおり、平成19年3月31日以前に取得した有形固定資産については、改正前の法人税法に基づく減価償却の方法の適用により取得価額の5％に到達した連結会計年度の翌連結会計年度より、取得価額の5％相当額と備忘価額との差額を5年間にわたり均等償却し、減価償却費に含めて計上している。これにより従来の方法によった場合に比較して当連結会計年度の営業費用は、船舶事業が362百万円、車両事業が314百万円、航空宇宙事業が708百万円、ガスタービン・機械事業が526百万円、プラント・環境事業が172百万円、汎用機事業が1,371百万円、油圧機器事業が259百万円、その他事業が208百万円増加し、営業利益がそれぞれ同額減少している。

6 事業区分の変更

従来「その他事業」に含めていた「油圧機器事業」については、全セグメントに占める重要性が高まったため、当連結会計年度より新たに区分して「油圧機器事業」として表示している。

なお、前連結会計年度のセグメント情報を、当連結会計年度において用いた事業区分の方法により区分した場合は次のとおりとなる。

前連結会計年度（自　平成18年4月1日　至　平成19年3月31日）

	船舶事業（百万円）	車両事業（百万円）	航空宇宙事業（百万円）	ガスタービン・機械事業（百万円）	プラント・環境・鉄構事業（百万円）	汎用機事業（百万円）	油圧機器事業（百万円）	その他事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
I 売上高及び営業損益 売上高											
(1) 外部顧客に対する売上高	108,848	184,283	269,108	183,308	122,062	403,701	66,649	100,657	1,438,618	−	1,438,618
(2) セグメント間の内部売上高又は振替高	1,861	499	1,687	14,409	19,670	9,184	8,597	40,434	96,344	(96,344)	−
計	110,709	184,782	270,795	197,718	141,732	412,885	75,246	141,091	1,534,962	(96,344)	1,438,618
営業費用	112,957	171,612	257,395	187,882	144,163	385,323	69,185	137,545	1,466,065	(96,588)	1,369,477
営業利益又は損失（△）	△2,248	13,170	13,400	9,836	△2,430	27,562	6,061	3,546	68,897	244	69,141
II 資産、減価償却費及び資本的支出 資産	117,831	172,615	279,573	165,411	141,472	303,730	46,788	159,431	1,386,854	(28,875)	1,357,979
減価償却費	2,168	2,660	5,290	3,076	1,816	10,538	1,630	1,519	28,701	1,577	30,279
資本的支出	1,193	8,253	3,029	5,353	996	12,827	4,954	1,177	37,786	1,482	39,269

7 事業名称の変更

「プラント・環境事業」の名称については、従来「プラント・環境・鉄構事業」としていたが、同事業における鉄構部門の重要性が低下したため、当連結会計年度より名称を変更している。なお、これによるセグメント別の売上高、営業損益等への影響はない。

【所在地別セグメント情報】
前連結会計年度（自　平成18年4月1日　至　平成19年3月31日）

	日本 （百万円）	北米 （百万円）	欧州 （百万円）	アジア （百万円）	その他 の地域 （百万円）	計 （百万円）	消去 又は全社 （百万円）	連結 （百万円）
I　売上高及び営業損益								
売上高								
(1) 外部顧客に対する売上高	1,042,992	261,254	98,841	22,690	12,840	1,438,618	－	1,438,618
(2) セグメント間の内部売上高又は振替高	278,959	18,016	4,320	18,737	186	320,220	(320,220)	－
計	1,321,952	279,270	103,161	41,427	13,026	1,758,839	(320,220)	1,438,618
営業費用	1,256,537	277,533	100,782	40,727	12,808	1,688,389	(318,912)	1,369,477
営業利益又は損失（△）	65,414	1,737	2,379	699	218	70,450	(1,308)	69,141
II　資産	1,093,598	202,539	70,359	26,081	2,868	1,395,447	(37,467)	1,357,979

(注)　1　国又は地域の区分は、主として地理的近接度に基づいて設定している。

2　各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	オランダ、イギリス、ドイツ
アジア	タイ、インドネシア、フィリピン、韓国
その他の地域	オーストラリア、ブラジル

3　資産のうち、「消去又は全社」の項目に含めた全社資産は、当社での余資運用資金（現金及び預金）、全社共通固定資産、繰延税金資産及び長期投資資金（投資有価証券）124,151百万円である。

当連結会計年度（自　平成19年4月1日　至　平成20年3月31日）

	日本 (百万円)	北米 (百万円)	欧州 (百万円)	アジア (百万円)	その他 の地域 (百万円)	計 (百万円)	消去 又は全社 (百万円)	連結 (百万円)
I　売上高及び営業損益								
売上高								
(1) 外部顧客に対する売上高	1,058,487	267,559	131,608	33,296	10,145	1,501,097	－	1,501,097
(2) セグメント間の内部売上高又は振替高	307,546	25,201	5,320	24,751	246	363,067	(363,067)	－
計	1,366,033	292,761	136,928	58,048	10,392	1,864,164	(363,067)	1,501,097
営業費用	1,291,102	293,276	132,449	56,597	10,117	1,783,542	(359,355)	1,424,186
営業利益又は損失（△）	74,931	△515	4,479	1,451	274	80,622	(3,711)	76,910
II　資産	1,103,513	191,075	83,928	37,917	3,333	1,419,768	(40,999)	1,378,769

（注）　1　国又は地域の区分は、主として地理的近接度に基づいて設定している。

　　　　2　各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	オランダ、イギリス、ドイツ
アジア	タイ、インドネシア、フィリピン、韓国
その他の地域	オーストラリア、ブラジル

　　　　3　資産のうち、「消去又は全社」の項目に含めた全社資産は、当社での余資運用資金（現金及び預金）、全社共通固定資産、繰延税金資産及び長期投資資金（投資有価証券）　115,075百万円である。

　　　　4　有形固定資産の減価償却の方法の変更

　　　　　「連結財務諸表作成のための基本となる重要な事項」4会計処理基準に関する事項（2）減価償却資産の減価償却の方法における会計方針の変更に記載のとおり、当社及び国内連結子会社は、法人税法の改正に伴い、当連結会計年度より平成19年4月1日以降に取得した有形固定資産について、改正後の法人税法に基づく減価償却の方法に変更している。同じく追加情報に記載のとおり、平成19年3月31日以前に取得した有形固定資産については、改正前の法人税法に基づく減価償却の方法の適用により取得価額の5％に到達した連結会計年度の翌連結会計年度より、取得価額の5％相当額と備忘価額との差額を5年間にわたり均等償却し、減価償却費に含めて計上している。これにより従来の方法によった場合に比較して当連結会計年度の営業費用は日本が3,924百万円増加し、営業利益が同額減少している。

【海外売上高】

前連結会計年度（自　平成18年4月1日　至　平成19年3月31日）

	北米	欧州	アジア	その他の地域	計
I　海外売上高（百万円）	336,765	119,407	186,066	135,505	777,744
II　連結売上高（百万円）	－	－	－	－	1,438,618
III　連結売上高に占める海外売上高の割合（％）	23.4	8.3	12.9	9.4	54.0

（注）　1　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
　　　　2　国又は地域の区分は、主として地理的近接度に基づいて設定している。
　　　　3　各国又は地域の区分に属する主な地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、フランス、イタリア
アジア	中国、韓国、台湾
その他の地域	パナマ、ブラジル、バハマ

当連結会計年度（自　平成19年4月1日　至　平成20年3月31日）

	北米	欧州	アジア	その他の地域	計
I　海外売上高（百万円）	358,716	153,612	161,905	148,315	822,550
II　連結売上高（百万円）	－	－	－	－	1,501,097
III　連結売上高に占める海外売上高の割合（％）	23.8	10.2	10.7	9.8	54.7

（注）　1　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
　　　　2　国又は地域の区分は、主として地理的近接度に基づいて設定している。
　　　　3　各国又は地域の区分に属する主な地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、フランス、オランダ、ドイツ、イタリア
アジア	中国、韓国、台湾、ベトナム、フィリピン
その他の地域	パナマ、ブラジル、バハマ、オーストラリア

【関連当事者との取引】
前連結会計年度（自　平成18年４月１日　至　平成19年３月31日）
役員及び個人主要株主等

属性	氏名	事業の内容又は職業	議決権等の所有（被所有）割合	取引の内容	取引金額（百万円）	科目	期末残高（百万円）
役員及びその近親者	田﨑　雅元	当社取締役会長 (社)日本防衛装備工業会会長	(被所有) 直接　0％	(社)日本防衛装備工業会との営業取引 ・防衛装備に関する資料収集及び報告書原案の作成に関する役務請負	3	－	－

取引条件及び取引条件の決定方針等
1　取引条件は当社と関連を有しない他の当事者と同様である。
2　上記の取引は、いわゆる第三者のための取引である。
3　上記金額のうち、取引金額は消費税等を含んでいない。

当連結会計年度（自　平成19年４月１日　至　平成20年３月31日）
役員及び個人主要株主等

属性	氏名	事業の内容又は職業	議決権等の所有（被所有）割合	取引の内容	取引金額（百万円）	科目	期末残高（百万円）
役員及びその近親者	田﨑　雅元	当社取締役会長 (社)日本防衛装備工業会会長	(被所有) 直接　0％	(社)日本防衛装備工業会との営業取引 ・防衛装備に関する資料収集及び報告書原案の作成に関する役務請負	3	－	－

取引条件及び取引条件の決定方針等
1　取引条件は当社と関連を有しない他の当事者と同様である。
2　上記の取引は、いわゆる第三者のための取引である。
3　上記金額のうち、取引金額は消費税等を含んでいない。

（企業結合等関係）
前連結会計年度（自　平成18年４月１日　至　平成19年３月31日）
該当事項はありません。

当連結会計年度（自　平成19年４月１日　至　平成20年３月31日）
該当事項はありません。

（1株当たり情報）

前連結会計年度 （自　平成18年４月１日 　至　平成19年３月31日）		当連結会計年度 （自　平成19年４月１日 　至　平成20年３月31日）	
１株当たり純資産額	175.01円	１株当たり純資産額	187.73円
１株当たり当期純利益	18.94円	１株当たり当期純利益	21.08円
潜在株式調整後１株当たり当期純利益	17.23円	潜在株式調整後１株当たり当期純利益	20.58円

（注）　1　1株当たり純資産額の算定上の基礎は、以下のとおりである。

	前連結会計年度末 （平成19年３月31日現在）	当連結会計年度末 （平成20年３月31日現在）
純資産の部の合計額（百万円）	295,377	319,037
純資産の部の合計額から控除する金額（百万円）	4,949	5,845
（うち少数株主持分）	(4,949)	(5,845)
普通株式に係る期末の純資産額（百万円）	290,427	313,192
1株当たり純資産額の算定に用いられた期末の 普通株式の数（千株）	1,659,415	1,668,304

2　1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上の基礎は、以下のとおりである。

	前連結会計年度 （自　平成18年４月１日 　至　平成19年３月31日）	当連結会計年度 （自　平成19年４月１日 　至　平成20年３月31日）
1株当たり当期純利益金額		
当期純利益（百万円）	29,771	35,141
普通株主に帰属しない金額（百万円）	―	―
普通株式に係る当期純利益（百万円）	29,771	35,141
普通株式の期中平均株式数（千株）	1,571,339	1,666,850
潜在株式調整後1株当たり当期純利益金額		
当期純利益調整額（百万円）	186	96
（うち支払利息等（税額相当額控除後） （百万円））	(186)	(96)
普通株式増加数（千株）	167,209	45,289
（うち転換社債（千株））	(42,939)	(24,341)
（うち新株予約権付社債（千株））	(124,270)	(20,948)
希薄化効果を有しないため、潜在株式調整後1株当た り当期純利益の算定に含めなかった潜在株式の概要	――――――	――――――

（重要な後発事象）

前連結会計年度（自　平成18年４月１日　至　平成19年３月31日）

　当社は、平成８年に当社が落札した京都市ごみ焼却施設工事に関して談合を行っていたとして、代価の一部返還を求められていた住民訴訟について、平成17年８月31日京都地方裁判所から、代価の５％に相当する1,144百万円の返還を命じる判決を受けました。当社はこれを不服として、同年９月12日に大阪高等裁判所に控訴しましたが、平成18年９月14日棄却され代価の８％に相当する1,831百万円の返還を命じる判決を受けました。当社はさらに同年９月26日に最高裁判所に上告しましたが、平成19年４月24日棄却されました。この判決に伴い、当社は同年５月２日京都市から損害賠償金及び遅延損害金（利息相当）合わせて2,407百万円の請求を受け、５月８日支払いを行いました。

　なお、損害賠償金及び平成19年３月31日までの遅延損害金については、当連結会計年度において訴訟損失引当金として計上しています。

当連結会計年度（自　平成19年４月１日　至　平成20年３月31日）

　該当ありません。

【社債明細表】

会社名	銘柄	発行年月日	前期末残高（百万円）	当期末残高（百万円）	利率（%）	担保	償還期限
川崎重工業㈱（当社）	第15回無担保普通社債	平成10年3月19日	10,000 (10,000)	—	2.775	無担保	平成20年3月19日
	第17回無担保普通社債	平成10年7月8日	10,000	10,000 (10,000)	2.510	無担保	平成20年7月8日
	第22回無担保普通社債	平成11年11月24日	10,000	10,000	2.330	無担保	平成21年11月24日
	第24回無担保普通社債	平成12年11月14日	10,000 (10,000)	—	2.000	無担保	平成19年11月14日
	第25回無担保普通社債	平成16年6月16日	10,000	10,000	1.070	無担保	平成21年6月16日
	第26回無担保普通社債	平成16年6月16日	10,000	10,000	1.600	無担保	平成23年6月16日
	第27回無担保普通社債	平成18年11月30日	10,000	10,000	1.520	無担保	平成23年11月30日
	第28回無担保普通社債	平成18年11月30日	10,000	10,000	1.840	無担保	平成25年11月29日
	普通社債計	—	80,000 (20,000)	60,000 (10,000)	—	—	—
	第8回無担保転換社債（注）2	平成8年7月25日	7,518	7,518 (7,518)	0.900	無担保	平成20年9月30日
	第9回無担保転換社債（注）2	平成8年7月25日	7,039	7,038	1.000	無担保	平成23年9月30日
	転換社債計	—	14,557	14,556 (7,518)	—	—	—
	ユーロ円建転換社債型新株予約権付社債（注）3	平成15年12月8日	612	477	0.000	無担保	平成22年9月30日
	ユーロ円建転換社債型新株予約権付社債（注）3	平成16年9月21日	5,657	3,475	0.000	無担保	平成23年9月30日
	新株予約権付社債計	—	6,269	3,952	—	—	—
	計	—	100,826 (20,000)	78,508 (17,518)	—	—	—
合計	—	—	100,826 (20,000)	78,508 (17,518)	—	—	—

(注) 1　前期末残高欄及び当期末残高欄の（　）内は内数で、1年内償還予定の金額である。
　　　2　転換社債の転換条件等は次のとおりである。

銘柄	転換の条件	転換により発行すべき株式の内容	転換を請求できる期間
第8回	転換価額598円につき普通株式1株の割合をもって転換	普通株式	自　平成8年9月2日 至　平成20年9月29日
第9回	転換価額598円につき普通株式1株の割合をもって転換	普通株式	自　平成8年9月2日 至　平成23年9月29日

3 新株予約権付社債に関する記載は次のとおりである。

銘柄	2010年満期ユーロ円建 転換社債型新株予約権付社債	2011年満期ユーロ円建 転換社債型新株予約権付社債
発行すべき株式	普通株式	普通株式
新株予約権の発行価額（円）	無償	無償
株式の発行価格（円）	182	232
発行価額の総額（百万円）	25,000	25,000
新株予約権の行使により発行した株式の発行価額の総額（百万円）	24,321	21,481
新株予約権の付与割合（％）	100	100
新株予約権の行使期間	自　平成15年12月22日 至　平成22年9月16日	自　平成16年10月12日 至　平成23年9月16日

　　平成13年改正旧商法第341条ノ3第1項第7号及び第8号により、本新株予約権を行使したときは本社債の全額の償還に代えて当該新株予約権の行使に際して払込をなすべき額の全額の払込があったものとみなす。

　　当連結会計年度における新株予約権付社債の減少は、すべて新株予約権の行使によるものである。なお、新株予約権付社債の減少額と、新株予約権の行使により発行した株式の発行価額の総額との差額は、株式の発行に代えて自己株式を交付したことによるものである。

　　なお、2011年満期ユーロ円建転換社債型新株予約権付社債の株式の発行価格については、平成20年6月25日開催の第185期定時株主総会において期末配当を5円とする剰余金の処分案が可決され平成20年3月期の年間配当が1株につき5円と決定されたことに伴い、2011年満期ユーロ円建転換社債型新株予約権付社債の信託証書の転換価額調整条項に従い、平成20年4月1日より231円となっている。

4　連結決算日後5年内における1年ごとの償還予定額は次のとおりである。

1年以内 （百万円）	1年超2年以内 （百万円）	2年超3年以内 （百万円）	3年超4年以内 （百万円）	4年超5年以内 （百万円）
17,518	20,000	477	30,513	0

【借入金等明細表】

区分	前期末残高 （百万円）	当期末残高 （百万円）	平均利率 （％）	返済期限
短期借入金	106,519	112,652	2.90	―
1年以内に返済予定の長期借入金	11,943	7,509	1.27	―
1年以内に返済予定のリース債務	―	―	―	―
長期借入金 （1年以内に返済予定のものを除く）	84,927	77,776	1.48	平成47年9月
リース債務 （1年以内に返済予定のものを除く）	―	―	―	―
その他の有利子負債	―	―	―	―
合計	203,391	197,938	―	―

（注）1　「返済期限」は最終返済期限を記載している。

　　　2　「平均利率」については、借入金等の期末残高に対する加重平均利率を記載している。

　　　3　長期借入金（1年以内に返済予定のものを除く）の連結決算日後5年内における返済予定額は以下のとおりである。

	1年超2年以内 （百万円）	2年超3年以内 （百万円）	3年超4年以内 （百万円）	4年超5年以内 （百万円）
長期借入金	11,782	4,846	26,236	21,393

（2）【その他】
① 連結会計年度終了後の状況
　　特記事項はありません。

② 重要な訴訟案件等
　1　当社は、平成6年から同10年にかけて、ごみ焼却施設の入札に関して談合を行っていたとして、平成18年6月27日公正取引委員会より排除措置を命じる審決を受けました。当社はこれを不服として、同年7月27日東京高等裁判所へ審決取消しを求める訴訟を提起しました。また平成19年3月23日に公正取引委員会から出された課徴金5,165百万円の納付命令についても、これを不服として審判の開始を求める手続きを同年4月17日に行いました。
　2　当社は、平成7年に当社が落札した神戸市ごみ焼却施設工事に関して談合を行っていたとして、代価の一部返還を求められていた住民訴訟について、平成18年11月16日神戸地方裁判所から、代価の5％に相当する1,364百万円の返還を命じる判決を受けました。当社はこれを不服として、同年11月29日に大阪高等裁判所に控訴しましたが、平成19年10月30日棄却され代価の6％に相当する1,637百万円の返還を命じる判決を受けました。当社はこの判決を不服として、同年11月10日最高裁判所に上告しました。
　　　なお、本件に関する損害賠償金及び利息相当額については、当連結会計年度において訴訟損失引当金として計上しています。
　3　当社は、平成8年に日立造船㈱が落札した福岡市ごみ焼却施設工事に関して談合を行っていたとして、日立造船㈱他3社とともに工事の代価の一部返還を求められていた住民訴訟について、平成18年4月25日福岡地方裁判所から、代価の7％に相当する2,088百万円を連帯して返還するよう命じる判決を受けました。当社はこれを不服として、同年5月9日に福岡高等裁判所に控訴しましたが、平成19年11月30日棄却されました。当社はこの判決を不服として、同年12月12日最高裁判所に上告しました。
　4　当社は、平成8年に日立造船㈱が落札した尼崎市ごみ焼却施設工事に関して談合を行っていたとして、日立造船㈱他4社とともに工事の代価の一部返還を求められていた住民訴訟について、平成18年11月16日、神戸地方裁判所から、代価の5％に相当する530百万円を連帯して返還するよう命じる判決を受けました。当社はこれを不服として、同年11月29日に大阪高等裁判所に控訴した結果、平成19年11月30日勝訴しました。原告である住民側は、この判決を不服として同年12月7日最高裁判所に上告しました。

2 【財務諸表等】

(1) 【財務諸表】

① 【貸借対照表】

区分	注記番号	前事業年度 (平成19年3月31日現在)			当事業年度 (平成20年3月31日現在)		
		金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
(資産の部)							
I 流動資産							
1 現金及び預金			27,260			18,823	
2 受取手形	注3,5		2,236			1,494	
3 売掛金	注5		285,020			242,641	
4 原材料及び貯蔵品			38,003			45,909	
5 仕掛品			205,847			228,894	
6 前渡金			12,591			16,289	
7 前払費用			100			302	
8 繰延税金資産			16,550			6,351	
9 その他							
(1) 短期貸付金	注5	27,171			20,041		
(2) 未収入金	注6	11,829			12,749		
(3) 未収収益		130			24		
(4) デリバティブ資産		—			17,392		
(5) その他	注5	1,518	40,649		2,900	53,108	
貸倒引当金			△989			△935	
流動資産合計			627,271	66.8		612,879	66.4
II 固定資産							
1 有形固定資産	注2						
(1) 建物	注1	44,298			46,045		
(2) 構築物		8,709			9,155		
(3) 機械装置		30,185			30,416		
(4) 船舶		3			2		
(5) 航空機		282			200		
(6) 車両運搬具		450			649		
(7) 工具器具備品		11,852			9,547		
(8) 土地	注1	36,490			34,441		
(9) 建設仮勘定		2,531	134,805		3,410	133,869	

区分	注記番号	前事業年度 （平成19年３月31日現在） 金額（百万円）		構成比 (%)	当事業年度 （平成20年３月31日現在） 金額（百万円）		構成比 (%)
2　無形固定資産							
（1）ソフトウェア		4,469			3,793		
（2）製造実施権		776			398		
（3）その他		4,574	9,820		7,064	11,256	
3　投資その他の資産							
（1）投資有価証券		60,744			43,417		
（2）関係会社株式		86,876			88,494		
（3）関係会社出資金		1,666			1,826		
（4）長期貸付金		12			10		
（5）関係会社長期貸付金		3,416			4,446		
（6）従業員長期貸付金		314			288		
（7）破産更生債権等		233			197		
（8）繰延税金資産		8,295			21,000		
（9）その他	注5	5,544			5,903		
貸倒引当金		△733	166,371		△629	164,956	
固定資産合計			310,997	33.1		310,082	33.5
資産合計			938,269	100.0		922,962	100.0

区分	注記番号	前事業年度 (平成19年3月31日現在)		構成比 (%)	当事業年度 (平成20年3月31日現在)		構成比 (%)
		金額(百万円)			金額(百万円)		
(負債の部)							
I 流動負債							
1 支払手形	注3,5		35,939			34,066	
2 買掛金	注5		261,251			267,340	
3 短期借入金	注5		69,924			87,934	
4 1年内に返済予定の長期借入金	注1		10,106			3,527	
5 未払金			9,114			10,639	
6 未払費用			27,379			25,411	
7 未払法人税等			6,992			5,817	
8 前受金	注5		50,659			35,639	
9 預り金			792			1,007	
10 前受収益			18			30	
11 賞与引当金			9,949			10,797	
12 保証工事引当金			259			724	
13 受注工事損失引当金			2,683			2,882	
14 訴訟損失引当金			2,398			2,245	
15 その他							
(1) 1年内に償還予定の社債		20,000			10,000		
(2) 1年内に償還予定の転換社債		—			7,518		
(3) 設備支払手形	注3	3,165			1,223		
(4) その他	注5	8,121	31,286		1,424	20,166	
流動負債合計			518,756	55.2		508,229	55.0
II 固定負債							
1 社債			60,000			50,000	
2 転換社債			14,557			7,038	
3 新株予約権付社債			6,269			3,952	
4 長期借入金	注1		70,560			70,155	
5 長期未払金			768			485	
6 環境対策引当金			—			1,386	
7 退職給付引当金			23,965			25,823	
8 その他	注5		262			524	
固定負債合計			176,383	18.7		159,366	17.2
負債合計			695,139	74.0		667,596	72.3

区分	注記番号	前事業年度 (平成19年3月31日現在)		当事業年度 (平成20年3月31日現在)	
		金額（百万円）	構成比 (%)	金額（百万円）	構成比 (%)
（純資産の部）					
I　株主資本					
1　資本金		103,187	10.9	104,328	11.3
2　資本剰余金					
(1)　資本準備金		50,945		52,058	
(2)　その他資本剰余金		49		48	
資本剰余金合計		50,995	5.4	52,107	5.6
3　利益剰余金					
(1)　その他利益剰余金					
特別償却積立金		423		174	
固定資産圧縮積立金		6,963		6,734	
繰越利益剰余金		64,857		77,859	
利益剰余金合計		72,244	7.6	84,769	9.1
4　自己株式		△45	△0.0	△459	△0.0
株主資本合計		226,382	24.1	240,745	26.0
II　評価・換算差額等					
1　その他有価証券 　　評価差額金		17,810	1.8	9,237	1.0
2　繰延ヘッジ損益		△1,062	△0.1	5,383	0.5
評価・換算差額等合計		16,747	1.7	14,620	1.5
純資産合計		243,129	25.9	255,366	27.6
負債純資産合計		938,269	100.0	922,962	100.0

⑤【損益計算書】

区分	注記番号	前事業年度 (自　平成18年4月1日 至　平成19年3月31日)			当事業年度 (自　平成19年4月1日 至　平成20年3月31日)		
		金額（百万円）		百分比(%)	金額（百万円）		百分比(%)
Ⅰ　売上高	注1		919,655	100.0		889,963	100.0
Ⅱ　売上原価			809,058	87.9		784,062	88.1
売上総利益			110,596	12.0		105,900	11.8
Ⅲ　販売費及び一般管理費							
1　給料手当		12,213			12,435		
2　福利厚生費		2,924			—		
3　減価償却費		719			769		
4　旅費交通費		1,791			—		
5　研究開発費	注2	30,315			32,230		
6　共通部門費受入額		6,740			5,649		
7　請負作業費		—			3,778		
8　その他		8,805	63,510	6.9	7,983	62,847	7.0
営業利益			47,086	5.1		43,053	4.8
Ⅳ　営業外収益							
1　受取利息	注1	986			1,059		
2　受取配当金	注1	5,760			6,640		
3　有価証券売却益		790			394		
4　貸倒引当金戻入益		1,090			151		
5　その他		1,775	10,403	1.1	804	9,051	1.0
Ⅴ　営業外費用							
1　支払利息		2,135			2,944		
2　社債利息		1,693			1,617		
3　為替差損		12,548			8,525		
4　その他		7,232	23,609	2.5	7,312	20,399	2.2
経常利益			33,879	3.6		31,705	3.5

区分	注記番号	金額（百万円） 前事業年度（自 平成18年4月1日 至 平成19年3月31日）	百分比（%）	金額（百万円） 当事業年度（自 平成19年4月1日 至 平成20年3月31日）	百分比（%）
VI 特別利益					
1 関連会社株式売却益	注3	―		1,522	
2 退職給付信託設定益	注4	―		1,375	
3 抱合せ株式消滅差益	注5	―	―	189	3,088	0.3
VII 特別損失					
1 減損損失	注6	―		2,662	
2 訴訟損失引当金繰入額		2,398		2,245	
3 環境対策引当金繰入額		―		1,386	
4 独禁法違反に係る損失	注7	1,387	3,785	0.4	―	6,294	0.7
税引前当期純利益			30,094	3.2		28,499	3.2
法人税、住民税及び事業税		7,925			8,743	
法人税等調整額		850	8,775	0.9	△1,066	7,677	0.8
当期純利益			21,319	2.3		20,822	2.3

売上原価明細書

区分	注記番号	金額（百万円） 前事業年度（自 平成18年4月1日 至 平成19年3月31日）	構成比（%）	金額（百万円） 当事業年度（自 平成19年4月1日 至 平成20年3月31日）	構成比（%）
1 直接材料費		467,705	57.8	445,144	56.7
2 直接経費		140,073	17.3	121,828	15.5
3 用役費		26,356	3.2	52,595	6.7
4 加工費		141,080	17.4	135,583	17.2
5 原価差額		△1,595	△0.1	△264	△0.0
6 販売直接費		35,436	4.3	29,174	3.7
売上原価合計		809,058	100.0	784,062	100.0

（注）原価計算の方法

　　当社の採用している原価計算は、主として個別原価計算の方法によっているが、二輪車など一部の製品については総合原価計算を採用している。

　　原価は原則として実際額で計算しているが、直接材料費の一部・用役費・加工費（直接労務費及び間接費）などは予定率をもって計算している。この予定額と実際額との差額は税法の規定に基づき処理している。

　　また、加工費に占める直接労務費の割合は、前事業年度約25％、当事業年度約24％である。

③【株主資本等変動計算書】
　前事業年度（平成18年４月１日から平成19年３月31日まで）

	株主資本								自己株式	株主資本合計
	資本金	資本剰余金		利益剰余金						
		資本準備金	その他資本剰余金	その他利益剰余金						
				特別償却積立金	固定資産圧縮積立金	固定資産圧縮特別勘定積立金	繰越利益剰余金			
平成18年３月31日残高（百万円）	92,084	39,861	48	735	6,775	95	47,992	△28	187,565	
事業年度中の変動額									・	
新株の発行	11,102	11,083							22,186	
剰余金の配当（注）							△4,672		△4,672	
当期純利益							21,319		21,319	
自己株式の取得								△71	△71	
自己株式の処分			1					54	55	
特別償却積立金取崩（前期分）（注）				△222			222		─	
特別償却積立金取崩（当期分）				△223			223		─	
固定資産圧縮積立金取崩（前期分）（注）					△186		186		─	
固定資産圧縮積立金取崩（当期分）					△166		166		─	
固定資産圧縮特別勘定積立金取崩（前期分）（注）						△95	95		─	
特別償却積立金の積立（前期分）（注）				131			△131		─	
特別償却積立金の積立（当期分）				2			△2		─	
固定資産圧縮積立金の積立（前期分）（注）					540		△540		─	
株主資本以外の項目の事業年度中の変動額（純額）										
事業年度中の変動額合計（百万円）	11,102	11,083	1	△311	187	△95	16,865	△17	38,816	
平成19年３月31日残高（百万円）	103,187	50,945	49	423	6,963	─	64,857	△45	226,382	

	評価・換算差額等			純資産合計
	その他 有価証券 評価差額金	繰延 ヘッジ 損益	評価・換算 差額等合計	
平成18年3月31日残高（百万円）	12,993	－	12,993	200,558
事業年度中の変動額				
新株の発行				22,186
剰余金の配当（注）				△4,672
当期純利益				21,319
自己株式の取得				△71
自己株式の処分				55
特別償却積立金取崩（前期分） （注）				－
特別償却積立金取崩（当期分）				－
固定資産圧縮積立金取崩 （前期分）（注）				－
固定資産圧縮積立金取崩 （当期分）				－
固定資産圧縮特別勘定積立金 取崩（前期分）（注）				－
特別償却積立金の積立 （前期分）（注）				－
特別償却積立金の積立 （当期分）				－
固定資産圧縮積立金の積立 （前期分）（注）				－
株主資本以外の項目の 事業年度中の変動額（純額）	4,817	△1,062	3,754	3,754
事業年度中の変動額合計 （百万円）	4,817	△1,062	3,754	42,571
平成19年3月31日残高（百万円）	17,810	△1,062	16,747	243,129

(注)　平成18年6月の定時株主総会における利益処分項目である。

当事業年度（平成19年4月1日から平成20年3月31日まで）

	株主資本								
		資本剰余金		利益剰余金					
						その他利益剰余金			
	資本金	資本準備金	その他資本剰余金	特別償却積立金	固定資産圧縮積立金	固定資産圧縮特別勘定積立金	繰越利益剰余金	自己株式	株主資本合計
平成19年3月31日残高（百万円）	103,187	50,945	49	423	6,963	－	64,857	△45	226,382
事業年度中の変動額									
新株の発行	1,141	1,112							2,254
剰余金の配当							△8,297		△8,297
当期純利益							20,822		20,822
自己株式の取得								△488	△488
自己株式の処分			△1					74	73
特別償却積立金取崩				△251			251		－
固定資産圧縮積立金取崩					△228		228		－
特別償却積立金の積立				2			△2		－
株主資本以外の項目の事業年度中の変動額（純額）									
事業年度中の変動額合計（百万円）	1,141	1,112	△1	△249	△228	－	13,002	△414	14,363
平成20年3月31日残高（百万円）	104,328	52,058	48	174	6,734	－	77,859	△459	240,745

	評価・換算差額等			純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	評価・換算差額等合計	
平成19年3月31日残高（百万円）	17,810	△1,062	16,747	243,129
事業年度中の変動額				
新株の発行				2,254
剰余金の配当				△8,297
当期純利益				20,822
自己株式の取得				△488
自己株式の処分				73
特別償却積立金取崩				－
固定資産圧縮積立金取崩				－
特別償却積立金の積立				－
株主資本以外の項目の事業年度中の変動額（純額）	△8,573	6,446	△2,127	△2,127
事業年度中の変動額合計（百万円）	△8,573	6,446	△2,127	12,236
平成20年3月31日残高（百万円）	9,237	5,383	14,620	255,366

重要な会計方針

	前事業年度 （自　平成18年4月1日 　至　平成19年3月31日）	当事業年度 （自　平成19年4月1日 　至　平成20年3月31日）
1　有価証券の評価基準及び 　評価方法	(1) 子会社及び関連会社株式 　　移動平均法による原価法により評価している。 (2) その他有価証券 　・時価のあるもの 　　決算期末日の市場価格等に基づく時価法（評価差額は全部純資産直入法により処理し、売却原価は移動平均法により算定）により評価している。 　・時価のないもの 　　移動平均法による原価法により評価している。 　　なお、売買目的有価証券並びに満期保有目的の債券については保有していない。	(1) 子会社及び関連会社株式 　　同左 (2) その他有価証券 　　同左
2　たな卸資産の評価基準及 　び評価方法	個別法及び移動平均法による原価法により評価している。	同左
3　デリバティブ取引により 　生じる正味の債権債務の評 　価基準及び評価方法	時価法により評価している。	同左
4　固定資産の減価償却の方 　法	(1) 有形固定資産 　　定率法により償却している。 　　ただし、平成10年4月1日以降取得した建物（建物附属設備を除く）については、定額法により償却している。	(1) 有形固定資産 　　定率法により償却している。 　　ただし、平成10年4月1日以降取得した建物（建物附属設備を除く）については、定額法により償却している。 （会計方針の変更） 　　法人税法の改正に伴い、当事業年度より、平成19年4月1日以降に取得した有形固定資産については、改正後の法人税法に基づく減価償却の方法に変更している。 　　これにより営業利益、経常利益及び税引前当期純利益は、それぞれ810百万円減少している。 （追加情報） 　　法人税法の改正に伴い、平成19年3月31日以前に取得した有形固定資産については、改正前の法人税法に基づく減価償却の方法の適用により取得価額の5％に到達した事業年度の翌事業年度より、取得価額の5％相当額と備忘価額との差額を5年間にわたり均等償却し、減価償却費に含めて計上している。 　　これにより営業利益、経常利益及び税引前当期純利益がそれぞれ2,189百万円減少している。

	(2) 無形固定資産 　定額法により償却している。 　なお、ソフトウェア（自社利用分）については、社内における利用可能期間（5年）に基づく定額法により償却している。	(2) 無形固定資産 　　　　　同左
5　引当金の計上基準	(1) 貸倒引当金 　債権の貸倒による損失に備えるため、一般債権については過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。	(1) 貸倒引当金 　　　　　同左
	(2) 賞与引当金 　当社の賞与支給規程に基づき従業員に支給する賞与に充てるため、支給見込額に基づき計上している。	(2) 賞与引当金 　　　　　同左
	(3) 保証工事引当金 　保証工事費用の支出に備え、過去の実績又は個別の見積りに基づき計上している。	(3) 保証工事引当金 　　　　　同左
	(4) 受注工事損失引当金 　当事業年度末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、当事業年度末時点で当該損失額を合理的に見積もることが可能な工事について、翌事業年度以降の損失見積額を計上している。	(4) 受注工事損失引当金 　　　　　同左
	(5) 訴訟損失引当金 　訴訟に対する損失に備えるため、判決に基づく見積り額を計上している。 　　　　─────────	(5) 訴訟損失引当金 　　　　　同左
		(6) 環境対策引当金 　「ポリ塩化ビフェニル廃棄物の適正な処理の推進に関する特別措置法」によって処理することが義務付けられているPCB廃棄物の処理に備えるため、その処理費用見積額を計上している。

	前事業年度 （自　平成18年4月1日 　至　平成19年3月31日）	当事業年度 （自　平成19年4月1日 　至　平成20年3月31日）
	(7) 退職給付引当金 　　従業員の退職給付に備え、当事業年度末の退職給付債務及び年金資産（退職給付信託を含む）の見込額に基づき当事業年度末において発生していると認められる額を計上しており、会計基準変更時差異は、10年による按分額を費用処理している。 　　また、数理計算上の差異は、10年による定額法により翌事業年度から費用処理し、過去勤務債務は、10年による定額法により当事業年度から費用処理している。	(7) 退職給付引当金 同左
6　外貨建の資産及び負債の 　　本邦通貨への換算基準	改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会　平成11年10月22日））によっている。	同左
7　収益の計上基準	長期・大型の請負工事（工期1年超、請負金額30億円以上）に係る収益の計上については工事進行基準を、その他の工事については工事完成基準を採用している。 　　なお、引渡受注工事の売上金額が決定せず及び（又は）売上原価の集計が完了していない工事についてはいずれも見積り計上を行っている。	同左
8　リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。	同左
9　ヘッジ会計の方針	(1) ヘッジ会計の方法 　　繰延ヘッジ処理を採用している。 (2) ヘッジ手段とヘッジ対象	(1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 同左

ヘッジ手段	ヘッジ対象
為替予約、通貨オプション	外貨建金銭債権・債務等（予定取引を含む）
金利スワップ、金利オプション	借入金

	前事業年度	当事業年度
	(3) ヘッジ方針 　　社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。 (4) ヘッジ有効性の評価 　　金融商品会計に関する実務指針に基づき評価している。	(3) ヘッジ方針 同左 (4) ヘッジ有効性の評価 同左
10　その他財務諸表作成のた 　　めの基本となる重要な事項	消費税等の会計処理 　　消費税及び地方消費税の会計処理は、税抜方式によっている。	消費税等の会計処理 同左

会計方針の変更

前事業年度 （自　平成18年4月1日 　至　平成19年3月31日）	当事業年度 （自　平成19年4月1日 　至　平成20年3月31日）
（貸借対照表の純資産の部の表示に関する会計基準等） （自己株式及び準備金の額の減少等に関する会計基準等の一部改正） 　当事業年度から「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準委員会　平成17年12月9日　企業会計基準第5号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準委員会　平成17年12月9日　企業会計基準適用指針第8号）並びに改正後の「自己株式及び準備金の額の減少等に関する会計基準」（企業会計基準委員会　最終改正平成18年8月11日　企業会計基準第1号）及び「自己株式及び準備金の額の減少等に関する会計基準の適用指針」（企業会計基準委員会　最終改正平成18年8月11日　企業会計基準適用指針第2号）を適用している。 　これによる損益に与える影響はない。 　なお、従来の「資本の部」の合計に相当する金額は244,192百万円である。 　財務諸表等規則の改正により、当事業年度における財務諸表の純資産の部については、改正後の財務諸表等規則により作成している。 （企業結合に係る会計基準等） 　当事業年度から「企業結合に係る会計基準」（企業会計審議会　平成15年10月31日）及び「事業分離等に関する会計基準」（企業会計基準委員会　平成17年12月27日　企業会計基準第7号）並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準委員会　最終改正平成18年12月22日　企業会計基準適用指針第10号）を適用している。 　これによる損益に与える影響はない。	────── ──────

前事業年度 （自　平成18年4月1日 　至　平成19年3月31日）	当事業年度 （自　平成19年4月1日 　至　平成20年3月31日）
（研究開発費に係る会計方針の変更） 　従来、汎用機事業におけるニューモデル開発等に係る費用は製造費用として売上原価に計上していたが、新技術・新機構の開発や新素材の採用による対応等、研究開発要素が強い案件が増加するという質的変化があること、また、財務諸表等の利用者の意思決定により有用かつ適切な情報提供を行い、他社の財務諸表との比較可能性をより高めることを目的として、当事業年度から販売費及び一般管理費に含めている。この変更による損益への影響は軽微であるほか、従来と比較すると売上原価が18,008百万円少なく、販売費及び一般管理費が同額多く表示されている。また、前事業年度において売上原価に含まれている金額は14,417百万円である。 　なお、変更の時期については、研究開発投資の増額を含む中期経営計画「Global K」の公表後、具体的な研究開発計画を策定し、当該計画が平成19年3月開催の取締役会で承認されたことを受け、当事業年度から上記のとおり変更することが適当であると判断した。従って、当中間会計期間においては当該費用は従来どおり売上原価に含めており、当事業年度と同一の処理を行なった場合、売上原価が7,890百万円少なく、販売費及び一般管理費がおおむね同額多くなっている。	────────

表示方法の変更

前事業年度 （自　平成18年4月1日 　至　平成19年3月31日）	当事業年度 （自　平成19年4月1日 　至　平成20年3月31日）
────────	（貸借対照表関係） 　流動資産の「デリバティブ資産」については、総資産の百分の一を超えることとなったため、当事業年度より区分掲記している。 　なお、前事業年度の「デリバティブ資産」の金額は996百万円で、流動資産の「その他」に含まれている。
（損益計算書関係） 1　販売費及び一般管理費の「請負作業費」については、販売費及び一般管理費の総額の百分の五以下となったため、販売費及び一般管理費の「その他」に含めて表示している。 　なお、販売費及び一般管理費の「その他」に含まれる「請負作業費」は2,966百万円である。 ────────	（損益計算書関係） 1　販売費及び一般管理費の「請負作業費」については、販売費及び一般管理費の総額の百分の五を超えることとなったため、区分掲記している。 　なお、前事業年度の「請負作業費」の金額は2,966百万円で、販売費及び一般管理費の「その他」に含めて表示している。 2　販売費及び一般管理費の「福利厚生費」、「旅費交通費」については、販売費及び一般管理費の総額の百分の五以下であり、かつ、重要性が低下したため、販売費及び一般管理費の「その他」に含めて表示している。 　なお、当事業年度の各費目の金額は次のとおりである。 　　福利厚生費　　　　2,845 百万円 　　旅費交通費　　　　1,735

追加情報

前事業年度 （自　平成18年４月１日 　至　平成19年３月31日）	当事業年度 （自　平成19年４月１日 　至　平成20年３月31日）
————	————

注記事項

（貸借対照表関係）

前事業年度 （平成19年３月31日現在）	当事業年度 （平成20年３月31日現在）
1　担保について 　　下記の資産については短期借入金789百万円、長期借入金1,832百万円の担保に供されている。 　(1) 有形固定資産のうち建物　　　142百万円 　(2) 有形固定資産のうち土地　　　527百万円	1　担保について 　　下記の資産については短期借入金788百万円、長期借入金1,033百万円の担保に供されている。 　(1) 有形固定資産のうち建物　　　128百万円 　(2) 有形固定資産のうち土地　　　532百万円
2　有形固定資産に対する減価償却累計額は、350,029百万円である。	2　有形固定資産に対する減価償却累計額は、357,192百万円である。
3　期末日満期手形 　　期末日満期手形の会計処理については、手形交換日をもって決済処理している。 　　なお、当期末日が金融機関の休日であったため、次の期末日満期手形が、期末残高に含まれている。 　　　受取手形　　　　　　　　　　178百万円 　　　支払手形　　　　　　　　2,193百万円 　　　設備支払手形　　　　　　　530百万円	————
4　保証債務 　(1) 銀行借入金等 　　㈶日本航空機開発協会　　　10,856百万円 　　㈶日本航空機エンジン協会　　6,383 　　番の州エコサービス㈱　　　　　278 　　　　計　　　　　　　　　　17,518	4　保証債務 　(1) 銀行借入金等 　　㈶日本航空機開発協会　　　14,661百万円 　　㈶日本航空機エンジン協会　　6,443 　　番の州エコサービス㈱　　　　　247 　　　　計　　　　　　　　　　21,351
(2) 関係会社銀行借入金等 　　㈱川崎造船　　　　　　　22,355百万円 　　カワサキプラントシステムズ㈱　8,459 　　南通中遠川崎船舶工程有限公司　4,310 　　㈱川重ガスタービン研究所　　4,029 　　㈱アーステクニカ　　　　　2,000 　　その他４社　　　　　　　　1,325 　　　　計　　　　　　　　　　42,480	(2) 関係会社銀行借入金等 　　㈱川崎造船　　　　　　　16,613百万円 　　南通中遠川崎船舶工程有限公司　10,571 　　カワサキプラントシステムズ㈱　6,424 　　Kawasaki Motors Enterprise 　　　(Thailand) Co.,Ltd.　　　4,189 　　㈱川重ガスタービン研究所　　2,829 　　㈱アーステクニカ　　　　　2,300 　　その他２社　　　　　　　　1,086 　　　　計　　　　　　　　　　44,014
(3) 従業員住宅資金の銀行借入金　1,550百万円 　(4) 合計　　　　　　　　　61,549百万円	(3) 従業員住宅資金の銀行借入金　1,238百万円 　(4) 合計　　　　　　　　　66,604百万円

前事業年度 （平成19年3月31日現在）	当事業年度 （平成20年3月31日現在）
5　関係会社に係る注記	5　関係会社に係る注記
受取手形及び売掛金　　　　　145,180百万円	受取手形及び売掛金　　　　　133,059百万円
短期貸付金　　　　　　　　　 27,147百万円	短期貸付金　　　　　　　　　 20,018百万円
その他の資産合計　　　　　　 12,418百万円	その他の資産合計　　　　　　 12,117百万円
支払手形及び買掛金　　　　　 51,212百万円	支払手形及び買掛金　　　　　 47,093百万円
短期借入金　　　　　　　　　 34,184百万円	短期借入金　　　　　　　　　 50,958百万円
前受金　　　　　　　　　　　 16,808百万円	前受金　　　　　　　　　　　 12,067百万円
その他の負債合計　　　　　　 11,789百万円	その他の負債合計　　　　　　 12,583百万円
6　未収還付消費税等は「未収入金」に含めて表示している。	6　　　　　　　同左

（損益計算書関係）

前事業年度 （自　平成18年4月1日 　至　平成19年3月31日）	当事業年度 （自　平成19年4月1日 　至　平成20年3月31日）
1　関係会社に係る注記	1　関係会社に係る注記
売上高　　　　　　　　　　 392,586百万円	売上高　　　　　　　　　　 430,218百万円
受取利息　　　　　　　　　　　 948百万円	受取利息　　　　　　　　　　　 989百万円
受取配当金　　　　　　　　　 4,887百万円	受取配当金　　　　　　　　　 5,588百万円
2　一般管理費及び当期製造費用に含まれる研究開発費は30,315百万円である。	2　一般管理費及び当期製造費用に含まれる研究開発費は32,230百万円である。
────────	3　関連会社株式売却益は、エア・ウォーター防災㈱株式及び川崎設備工業㈱株式の売却によるものである。
────────	4　退職給付信託設定益は、保有する投資有価証券を退職給付信託に追加拠出したことによるものである。
────────	5　抱合せ株式消滅差益は、川重工事㈱（連結子会社）との合併に伴い、当該子会社株式の帳簿価額と増加株主資本との差額を特別利益として計上したものである。
────────	6　減損損失
	(1) 減損損失を認識した資産グループの概要

用途	場所	種類
賃貸用資産	千葉県袖ヶ浦市	土地
遊休資産	千葉県袖ヶ浦市	土地等

(2) 資産のグルーピングの方法

　　資産のグルーピングは、主として事業内容を基に行い、重要な賃貸用資産及び遊休資産は個々の資産グループとして取り扱っている。

(3) 減損損失の認識に至った経緯

　　一部の資産について、事業損益が悪化もしくは、市場価格が下落したため、帳簿価額を回収可能価額まで減額している。

	前事業年度 （自 平成18年4月1日 至 平成19年3月31日）	当事業年度 （自 平成19年4月1日 至 平成20年3月31日）
		(4) 回収可能価額の算定方法 回収可能価額は正味売却価額により測定しており、不動産鑑定評価もしくは、固定資産税評価額により評価している。 (5) 減損損失の金額 減損処理額2,662百万円は減損損失として特別損失に計上しており、固定資産の種類ごとの内訳は次のとおりである。 土地　　2,176 百万円 建物等　　　486 計　　2,662
	7　独禁法違反に係る損失は、鋼鉄製橋梁・トンネル換気設備及び水門設備工事に関する独禁法違反に係る課徴金等である。	

（株主資本等変動計算書関係）

前事業年度（自　平成18年4月1日　至　平成19年3月31日）

　1　自己株式に関する事項

株式の種類	前事業年度末	増加　（注）1	減少　（注）2	当事業年度末
普通株式（千株）	113	169	167	115

（注）1　増加数の内訳は、次のとおりである。

　　(1) 単元未満株式の買取による増加　　　　　　　　169千株

　　2　減少数の内訳は、次のとおりである。

　　(1) 単元未満株式の買増し請求に応じたことによる減少　　14千株

　　(2) 新株予約権付社債の新株予約権行使に伴い、

　　　　新株発行に代えて自己株式を交付したことによる減少　152千株

当事業年度（自　平成19年4月1日　至　平成20年3月31日）

　1　自己株式に関する事項

株式の種類	前事業年度末	増加　（注）1	減少　（注）2	当事業年度末
普通株式（千株）	115	1,377	168	1,324

（注）1　増加数の内訳は、次のとおりである。

　　(1) 株主の買取請求に応じたことによる増加　　　　1,210千株

　　(2) 単元未満株式の買取による増加　　　　　　　　167千株

　　2　減少数の内訳は、次のとおりである。

　　(1) 単元未満株式の買増し請求に応じたことによる減少　　23千株

　　(2) 新株予約権付社債の新株予約権行使に伴い、

　　　　新株発行に代えて自己株式を交付したことによる減少　145千株

(リース取引関係)

前事業年度 （自　平成18年４月１日 至　平成19年３月31日）	当事業年度 （自　平成19年４月１日 至　平成20年３月31日）
1　借主側 (1) リース物件の所有権が借主に移転すると認められ るもの以外のファイナンス・リース取引 ① リース物件の取得価額相当額、減価償却累計額 相当額及び期末残高相当額	1　借主側 (1) リース物件の所有権が借主に移転すると認められ るもの以外のファイナンス・リース取引 ① リース物件の取得価額相当額、減価償却累計額 相当額及び期末残高相当額

前事業年度

	取得価額 相当額 （百万円）	減価償却 累計額 相当額 （百万円）	期末残高 相当額 （百万円）
有形固定資産			
機械装置	21,236	5,657	15,578
工具器具備品	3,228	2,308	920
その他	218	79	138
無形固定資産	631	521	109
合計	25,315	8,567	16,747

当事業年度

	取得価額 相当額 （百万円）	減価償却 累計額 相当額 （百万円）	期末残高 相当額 （百万円）
有形固定資産			
機械装置	25,183	6,841	18,342
工具器具備品	1,747	750	997
その他	240	123	117
無形固定資産	211	181	30
合計	27,383	7,895	19,487

前事業年度	当事業年度
② 未経過リース料期末残高相当額 　　　1年内　　　　　　　　3,155百万円 　　　1年超　　　　　　　　13,811 　　　合計　　　　　　　　16,967	② 未経過リース料期末残高相当額 　　　1年内　　　　　　　　3,286百万円 　　　1年超　　　　　　　　16,836 　　　合計　　　　　　　　20,122
③ 支払リース料、減価償却費相当額及び支払利息 相当額 　　支払リース料　　　　　　3,577百万円 　　減価償却費相当額　　　　3,296 　　支払利息相当額　　　　　349	③ 支払リース料、減価償却費相当額及び支払利息 相当額 　　支払リース料　　　　　　3,899百万円 　　減価償却費相当額　　　　3,658 　　支払利息相当額　　　　　530
④ 減価償却費相当額の算定方法 　　リース期間を耐用年数とし、残存価額を零とす る定額法によっている。 ⑤ 利息相当額の算定方法 　　リース料総額とリース物件の取得価額相当額の 差額を利息相当額とし、各期への配分方法につい ては、利息法によっている。 (2) オペレーティング・リース取引 　　該当取引なし	④ 減価償却費相当額の算定方法 　　同左 ⑤ 利息相当額の算定方法 　　同左 (2) オペレーティング・リース取引 　　同左

(有価証券関係)
　　子会社株式及び関連会社株式で時価のあるもの

区分	前事業年度 （平成19年３月31日現在）			当事業年度 （平成20年３月31日現在）		
	貸借対照表 計上額 （百万円）	時価 （百万円）	差額 （百万円）	貸借対照表 計上額 （百万円）	時価 （百万円）	差額 （百万円）
子会社株式	635	6,426	5,791	635	5,518	4,883
関連会社株式	324	516	192	—	—	—
合計	959	6,942	5,983	635	5,518	4,883

(税効果会計関係)

前事業年度 (平成19年3月31日現在)		当事業年度 (平成20年3月31日現在)	
1 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳		1 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳	
(繰延税金資産)		(繰延税金資産)	
賞与引当金	4,548百万円	賞与引当金	4,943百万円
退職給付引当金	27,662	退職給付引当金	29,438
投資有価証券等評価損	1,559	投資有価証券等評価損	1,351
貸倒引当金損金算入限度超過額	557	貸倒引当金損金算入限度超過額	433
減価償却限度超過額	991	減価償却限度超過額	1,399
受注工事損失引当金	1,086	受注工事損失引当金	1,167
その他	22,025	その他	12,956
繰延税金資産 小計	58,432	繰延税金資産 小計	51,690
評価性引当額	△8,726	評価性引当額	△6,686
繰延税金資産 合計	49,705	繰延税金資産 合計	45,003
(繰延税金負債)		(繰延税金負債)	
固定資産圧縮積立金	5,028	固定資産圧縮積立金	4,811
その他有価証券評価差額金	12,123	その他有価証券評価差額金	6,287
工事進行基準に係る損益申告調整額	429		
退職給付信託設定益否認	5,995	退職給付信託設定益否認	6,552
その他	1,283		
繰延税金負債 合計	24,859	繰延税金負債 合計	17,651
繰延税金資産の純額	24,846	繰延税金資産の純額	27,351
2 法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳		2 法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳	
法定実効税率	40.5%	法定実効税率	40.5%
(調整)		(調整)	
交際費等永久に損金に算入されない項目	1.0	交際費等永久に損金に算入されない項目	1.0
受取配当金等永久に益金に算入されない項目	△4.8	受取配当金等永久に益金に算入されない項目	△9.0
試験研究費税額控除	△4.2	試験研究費税額控除	△5.2
その他	△3.4	その他	△0.4
税効果会計適用後の法人税等の負担率	29.1	税効果会計適用後の法人税等の負担率	26.9

(企業結合等関係)

前事業年度（自　平成18年4月1日　至　平成19年3月31日）
該当事項はありません。

当事業年度（自　平成19年4月1日　至　平成20年3月31日）
該当事項はありません。

前事業年度 （自　平成18年４月１日 　至　平成19年３月31日）		当事業年度 （自　平成19年４月１日 　至　平成20年３月31日）	
１株当たり純資産額	146.50円	１株当たり純資産額	153.06円
１株当たり当期純利益	13.56円	１株当たり当期純利益	12.49円
潜在株式調整後１株当たり当期純利益	12.36円	潜在株式調整後１株当たり当期純利益	12.21円

（注）　１　１株当たり純資産額の算定上の基礎は、以下のとおりである。

	前事業年度末 （平成19年３月31日現在）	当事業年度末 （平成20年３月31日現在）
純資産の部の合計額（百万円）	243,129	255,366
純資産の部の合計額から控除する金額（百万円）	－	－
普通株式に係る期末の純資産額（百万円）	243,129	255,366
１株当たり純資産額の算定に用いられた期末の 普通株式の数（千株）	1,659,510	1,668,304

　　　　２　１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎は、以下のとおりである。

項目	前事業年度 （自　平成18年４月１日 　至　平成19年３月31日）	当事業年度 （自　平成19年４月１日 　至　平成20年３月31日）
１株当たり当期純利益金額		
当期純利益（百万円）	21,319	20,822
普通株主に帰属しない金額（百万円）	－	－
普通株式に係る当期純利益（百万円）	21,319	20,822
普通株式の期中平均株式数（千株）	1,571,434	1,666,902
潜在株式調整後１株当たり当期純利益金額		
当期純利益調整額（百万円）	186	96
（うち支払利息等（税額相当額控除後） 　（百万円））	(186)	(96)
普通株式増加数（千株）	167,209	45,289
（うち転換社債（千株））	(42,939)	(24,341)
（うち新株予約権付社債（千株））	(124,270)	(20,948)
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	────	────

（重要な後発事象）
前事業年度（自　平成18年４月１日　至　平成19年３月31日）
　　当社は、平成８年に当社が落札した京都市ごみ焼却施設工事に関して談合を行っていたとして、代価の一部返還を求められていた住民訴訟について、平成17年８月31日京都地方裁判所から、代価の５％に相当する1,144百万円の返還を命じる判決を受けました。当社はこれを不服として、同年９月12日に大阪高等裁判所に控訴しましたが、平成18年９月14日棄却され代価の８％に相当する1,831百万円の返還を命じる判決を受けました。当社はさらに同年９月26日に最高裁判所に上告しましたが、平成19年４月24日棄却されました。　この判決に伴い、当社は同年５月２日京都市から損害賠償金及び遅延損害金（利息相当）合わせて2,407百万円の請求を受け、５月８日支払いを行いました。
　　なお、損害賠償金及び平成19年３月31日までの遅延損害金については、当事業年度において訴訟損失引当金として計上しています。

当事業年度（自　平成19年４月１日　至　平成20年３月31日）
　　該当ありません。

⑤【附属明細表】

【有価証券明細表】

【株式】

銘柄			株式数（株）	貸借対照表計上額（百万円）
投資有価証券	その他有価証券	ＪＦＥホールディングス㈱	3,157,452	13,955
		ＪＦＥ商事ホールディングス㈱	6,461,450	4,510
		㈱みずほフィナンシャルグループ（優先株式）	3,000	3,000
		川崎汽船㈱	2,923,073	2,832
		エア・ウォーター㈱	1,573,484	1,499
		富士電機ホールディングス㈱	3,606,012	1,460
		飯野海運㈱	1,181,250	1,193
		MOTOSIKAL DAN ENJIN NASIONAL SDN BHD	24,700,000	773
		㈱大垣共立銀行	1,365,321	733
		ＮＴＮ㈱	1,068,000	726
		その他　157銘柄	41,730,136	11,016
計			87,769,178	41,701

【債券】

銘柄			券面総額（百万円）	貸借対照表計上額（百万円）
投資有価証券	その他有価証券	地方債（1銘柄）	0	0
計			0	0

【その他】

種類及び銘柄			投資口数等（口）	貸借対照表計上額（百万円）
投資有価証券	その他有価証券	（出資証券）		
		出資証券（6銘柄）	4,089,063	4
		小計	4,089,063	4
		（匿名組合出資証券）		
		匿名組合出資（1銘柄）	1	1,711
		小計	1	1,711
計			4,089,064	1,716

（注）　売買目的有価証券及び満期保有目的の債券は保有していない。

【有形固定資産等明細表】

資産の種類	前期末残高 （百万円）	当期増加額 （百万円）	当期減少額 （百万円）	当期末残高 （百万円）	当期末減価償却累計額又は償却累計額 （百万円）	当期償却額 （百万円）	差引当期末残高（百万円）
有形固定資産							
建物	126,312	6,018	1,330 (258)	131,000	84,954	3,415	46,045
構築物	29,729	1,733	395 (205)	31,067	21,912	1,004	9,155
機械装置	172,659	8,380	6,779 (20)	174,260	143,843	7,099	30,416
船舶	27	－	5	21	19	1	2
航空機	2,209	22	71	2,159	1,958	97	200
車両運搬具	3,018	719	484 (0)	3,253	2,604	292	649
工具器具備品	111,856	3,952	4,361 (0)	111,447	101,899	5,851	9,547
土地	36,490	127	2,176 (2,176)	34,441	－	－	34,441
建設仮勘定	2,531	20,814	19,935	3,410	－	－	3,410
有形固定資産計	484,834	41,768	35,541 (2,662)	491,062	357,192	17,763	133,869
無形固定資産							
ソフトウェア	8,865	1,285	1,126	9,024	5,230	1,958	3,793
製造実施権	2,480	101	208	2,373	1,975	479	398
その他	5,074	3,887	1,303	7,658	593	112	7,064
無形固定資産計	16,420	5,274	2,638	19,056	7,799	2,550	11,256
長期前払費用	－	－	－	－	－	－	－
繰延資産							
－	－	－	－	－	－	－	－
繰延資産計	－	－	－	－	－	－	－

(注)　1　当期増加額には、当社を存続会社とする川重工事(株)との吸収合併により承継した建物17百万円、土地127百万円が含まれている。

　　　2　「当期減少額」欄の（）内は内書きで、減損損失の計上額である。

　　　3　建設仮勘定増加の主な要因は航空宇宙事業、ガスタービン・機械事業及び汎用機事業の生産設備取得によるものである。

【引当金明細表】

区分	前期末残高 （百万円）	当期増加額 （百万円）	当期減少額 （目的使用） （百万円）	当期減少額 （その他） （百万円）	当期末残高 （百万円）
貸倒引当金	1,722	129	19	267	1,564
賞与引当金	9,949	10,797	9,949	－	10,797
保証工事引当金	259	624	159	－	724
受注工事損失引当金	2,683	2,882	2,683	－	2,882
訴訟損失引当金	2,398	2,245	2,398	－	2,245
環境対策引当金	－	1,386	－	－	1,386

(注)　貸倒引当金の当期減少額欄の「その他」267百万円は、債権の回収等に伴う個別貸倒引当金の取崩額である。

① 流動資産

a　現金及び預金

摘要	金額（百万円）
現金	18
預金	
当座預金	13,910
普通預金	4,864
通知預金	30
計	18,805
合計	18,823

b　受取手形

（ア）相手先別内訳

相手先	金額（百万円）
㈱マヤテック	376
㈱荏原製作所	287
岩谷産業㈱	152
神鋼電機㈱	132
幸陽船渠㈱	114
その他	431
計	1,494

（イ）期日別内訳

期日別	1カ月内	2カ月内	3カ月内	4カ月内	5カ月内	5カ月をこえるもの	計
金額（百万円）	262	221	466	340	166	36	1,494

c 売掛金

(ア)相手先別内訳

相手先	金額（百万円）
防衛省	46,801
Kawasaki Motors Europe N.V.	32,586
㈱カワサキマシンシステムズ	26,241
Kawasaki Motors Corp., U.S.A.	16,789
民間航空機㈱	15,058
その他	105,162
計	242,641

(イ)回収状況並びに滞留状況

期間	前期繰越高 (A) （百万円）	当期発生高 (B) （百万円）	当期回収高 (C) （百万円）	次期繰越高 (D) （百万円）	回収率（%） $\frac{(C)}{(A)+(B)} \times 100$	滞留期間（日） $\frac{\frac{(A)+(D)}{2}}{\frac{(B)}{366}}$
当事業年度 (自平成19年4月 至平成20年3月)	285,020	910,402	952,781	242,641	79.7	106.0

(注)　消費税等の会計処理は税抜方式を採用しているが、上記期中発生高には消費税等が含まれている。

d 原材料及び貯蔵品

品名	金額（百万円）
鋼材	1,314
非鉄金属・電線	4,367
副資材	1,334
桑型材	4,473
一般部品	26,829
その他	7,589
計	45,909

e 仕掛品

摘要	金額（百万円）
車両事業	32,118
航空宇宙事業	91,066
ガスタービン・機械事業	79,211
プラント・環境事業	7,323
汎用機事業	19,174
計	228,894

③ 固定資産
  a　関係会社株式

銘柄	金額（百万円）
Kawasaki Motors Corp., U.S.A.	15,067
カワサキプラントシステムズ㈱	13,969
㈱川崎造船	10,451
Kawasaki Motors Manufacturing Corp., U.S.A.	10,423
日本飛行機㈱	8,463
その他	30,119
計	88,494

③ 流動負債
  a　支払手形
    （ア）振出先別内訳

振出先	金額（百万円）
双日エアロスペース㈱	2,797
双日マリンアンドエンジニアリング㈱	1,459
㈱菱交	1,428
㈱タカギセイコー	1,024
㈱島津製作所	984
その他	26,371
計	34,066

    （イ）期日別内訳

期日別	1カ月内	2カ月内	3カ月内	4カ月内	5カ月内	5カ月をこえるもの	計
金額（百万円）	7,226	7,288	7,854	8,046	3,498	151	34,066

  b　買掛金

相手先	金額（百万円）
富士重工業㈱	26,593
三菱重工業㈱	26,300
川重ファイナンス㈱	21,853
グローバル・ビジネス・コーポレーション	19,328
住友商事㈱	12,887
その他	160,376
計	267,340

借入先	金額（百万円）
カワサキプラントシステムズ㈱	30,672
㈱みずほコーポレート銀行	14,000
㈱川崎造船	5,209
㈱三菱東京ＵＦＪ銀行	3,700
㈱新生銀行	2,800
その他　63社	31,552
小計	87,934
一年内返済予定の長期借入金	3,527
合計	91,461

④　固定負債
 a　社債   50,000百万円
  内訳は「第５経理の状況　１連結財務諸表等　（１）連結財務諸表等　⑤連結附属明細表　社債明細表」に
記載している。

 b　長期借入金

借入先	金額（百万円）
㈱三井住友銀行	11,150
㈱みずほコーポレート銀行	8,600
日本生命保険（相）	8,000
国際協力銀行	7,996
日本政策投資銀行	5,443
その他　19社	28,966
合計	70,155

（注）　上記金額には一年内に返済される予定の金額は含んでいない。

（５）【その他】

① 事業年度終了後の状況

特記事項はありません。

② 重要な訴訟案件等

1　当社は、平成６年から同10年にかけて、ごみ焼却施設の入札に関して談合を行っていたとして、平成18年６月27日公正取引委員会より排除措置を命じる審決を受けました。当社はこれを不服として、同年７月27日東京高等裁判所へ審決取消しを求める訴訟を提起しました。また平成19年３月23日に公正取引委員会から出された課徴金5,165百万円の納付命令についても、これを不服として審判の開始を求める手続きを同年４月17日に行いました。

2　当社は、平成７年に当社が落札した神戸市ごみ焼却施設工事に関して談合を行っていたとして、代価の一部返還を求められていた住民訴訟について、平成18年11月16日神戸地方裁判所から、代価の５％に相当する1,364百万円の返還を命じる判決を受けました。当社はこれを不服として、同年11月29日に大阪高等裁判所に控訴しましたが、平成19年10月30日棄却され代価の６％に相当する1,637百万円の返還を命じる判決を受けました。当社はこの判決を不服として、同年11月10日最高裁判所に上告しました。

なお、本件に関する損害賠償金及び利息相当額については、当連結会計年度において訴訟損失引当金として計上しています。

3　当社は、平成８年に日立造船㈱が落札した福岡市ごみ焼却施設工事に関して談合を行っていたとして、日立造船㈱他３社とともに工事の代価の一部返還を求められていた住民訴訟について、平成18年４月25日福岡地方裁判所から、代価の７％に相当する2,088百万円を連帯して返還するよう命じる判決を受けました。当社はこれを不服として、同年５月９日に福岡高等裁判所に控訴しましたが、平成19年11月30日棄却されました。当社はこの判決を不服として、同年12月12日最高裁判所に上告しました。

4　当社は、平成８年に日立造船㈱が落札した尼崎市ごみ焼却施設工事に関して談合を行っていたとして、日立造船㈱他４社とともに工事の代価の一部返還を求められていた住民訴訟について、平成18年11月16日、神戸地方裁判所から、代価の５％に相当する530百万円を連帯して返還するよう命じる判決を受けました。当社はこれを不服として、同年11月29日に大阪高等裁判所に控訴した結果、平成19年11月30日勝訴しました。原告である住民側は、この判決を不服として同年12月７日最高裁判所に上告しました。

事業年度	４月１日から３月31日まで
定時株主総会	６月中
基準日	３月31日
株券の種類	１　1,000株券、10,000株券、100,000株券　ただし、1,000株未満の株式については、その株数を表示する株券を発行することができる。 ２　単元未満株式の数を表示した株券は、不所持株券の交付請求又は汚損、き損、滅欄による代券発行の場合を除き発行しない。
剰余金の配当の基準日	９月30日 ３月31日
１単元の株式数	1,000株
株式の名義書換え 　取扱場所 　株主名簿管理人 　取次所 　名義書換手数料 　新券交付手数料 株券喪失登録 　株券喪失登録申請料 　株券登録料	 大阪市中央区北浜２丁目２番21号 中央三井信託銀行株式会社　大阪支店 東京都港区芝３丁目33番１号 中央三井信託銀行株式会社 中央三井信託銀行株式会社　本店及び全国各支店 日本証券代行株式会社　本店及び全国各支店 無料 １枚につき210円（税込） １件につき9,030円（税込） １枚につき　525円（税込）
単元未満株式の買取り・買増し 　取扱場所 　株主名簿管理人 　取次所 　買取・買増手数料	 大阪市中央区北浜２丁目２番21号 中央三井信託銀行株式会社　大阪支店 東京都港区芝３丁目33番１号 中央三井信託銀行株式会社 中央三井信託銀行株式会社　本店及び全国各支店 日本証券代行株式会社　本店及び全国各支店 株式の売買の委託に係る手数料相当額として別途定める金額
公告掲載方法	電子公告により行う。ただし電子公告によることができない事故その他やむを得ない事由が生じたときは、日本経済新聞に掲載して行う。 公告掲載URL http://www.khi.co.jp
株主に対する特典	なし

（注）　当社定款の定めにより、単元未満株主は、会社法第189条第２号各号に掲げる権利、会社法第166条第１項の規定による請求をする権利、株主の有する株式数に応じて募集株式の割当て及び募集新株予約権の割当てを受ける権利、並びに単元未満株式の売渡請求をする権利以外の権利を有していない。

第7【提出会社の参考情報】

1【提出会社の親会社等の情報】

当社は、親会社等はありません。

2【その他の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に、次の書類を提出しています。

(1)	有価証券報告書及びその添付書類	平成18年度	自　平成18年4月1日 至　平成19年3月31日	平成19年6月27日 関東財務局長に提出。	
(2)	有価証券報告書の訂正報告書	平成18年度（自　平成18年4月1日　至　平成19年3月31日）の有価証券報告書に係る訂正報告書		平成19年7月19日 関東財務局長に提出。	
(3)	臨時報告書	企業内容等の開示に関する内閣府令第19条第2項第9号（提出会社の代表取締役の異動）の規定に基づく臨時報告書		平成19年4月2日 関東財務局長に提出。	
		企業内容等の開示に関する内閣府令第19条第2項第9号（提出会社の代表取締役の異動）の規定に基づく臨時報告書		平成20年4月1日 関東財務局長に提出。	
(4)	発行登録書（社債）及びその添付書類			平成19年10月24日 関東財務局長に提出。	
(5)	訂正発行登録書	平成17年10月24日関東財務局長に提出の発行登録書（社債）に係る訂正発行登録書		平成19年4月2日 平成19年6月27日 平成19年7月19日 関東財務局長に提出。	
		平成19年10月24日関東財務局長に提出の発行登録書（社債）に係る訂正発行登録書		平成19年11月30日 平成20年4月1日 関東財務局長に提出。	
(6)	半期報告書	平成19年度中	自　平成19年4月1日 至　平成19年9月30日	平成19年11月30日 関東財務局長に提出。	

第二部 【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の監査報告書

川崎重工業株式会社

　　取締役会　御中


あずさ監査法人


指定社員　　　公認会計士　　　中谷　紀之　　㊞
業務執行社員

指定社員　　　公認会計士　　　黒崎　寛・　　㊞
業務執行社員

　当監査法人は、証券取引法第193条の 2 の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成18年 4 月 1 日から平成19年 3 月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結株主資本等変動計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

　当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

　当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、川崎重工業株式会社及び連結子会社の平成19年 3 月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

追記情報
　　1．会計方針の変更に記載されているとおり、会社は研究開発費に係る会計方針を変更している。
　　2．会計方針の変更に記載されているとおり、会社は当連結会計年度から貸借対照表の純資産の部の表示に関する会計基準を適用しているため、当該会計基準により連結財務諸表を作成している。

　会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は有価証券報告書提出会社が別途保管している。

独立監査人の監査報告書

平成20年6月23日

川崎重工業株式会社

    取締役会　御中

あずさ監査法人


指定社員　　　　公認会計士　　　中谷　紀之　　　㊞
業務執行社員

指定社員　　　　公認会計士　　　黒崎　寛　　　　㊞
業務執行社員


　当監査法人は、金融商品取引法第193条の2第1項の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成19年4月1日から平成20年3月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結株主資本等変動計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

　当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

　当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、川崎重工業株式会社及び連結子会社の平成20年3月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

　会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は有価証券報告書提出会社が別途保管している。

独立監査人の監査報告書

平成19年6月27日

川崎重工業株式会社

　　取締役会　御中

あずさ監査法人

指定社員
業務執行社員　　公認会計士　　中谷　紀之　㊞

指定社員
業務執行社員　　公認会計士　　黒崎　寛　㊞

　当監査法人は、証券取引法第193条の2の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成18年4月1日から平成19年3月31日までの平成18年度の財務諸表、すなわち、貸借対照表、損益計算書、株主資本等変動計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

　当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

　当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、川崎重工業株式会社の平成19年3月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

追記情報
　1．会計方針の変更に記載されているとおり、会社は研究開発費に係る会計方針を変更している。
　2．会計方針の変更に記載されているとおり、会社は当事業年度から貸借対照表の純資産の部の表示に関する会計基準を適用しているため、当該会計基準により財務諸表を作成している。

　会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は有価証券報告書提出会社が別途保管している。

独立監査人の監査報告書

平成20年6月23日

川崎重工業株式会社

　　取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	中谷　紀之	㊞
指定社員 業務執行社員	公認会計士	黒崎　寛	㊞

　当監査法人は、金融商品取引法第193条の2第1項の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成19年4月1日から平成20年3月31日までの平成19年度の財務諸表、すなわち、貸借対照表、損益計算書、株主資本等変動計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

　当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

　当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、川崎重工業株式会社の平成20年3月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

　会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は有価証券報告書提出会社が別途保管している。

